FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

National Bank of Greece S.A.

Group and Bank

Annual Financial Report

31 December 2013

March 2014

Table of Contents

Certification of the Board of Directors		5
Board of Directors Report		6
Independent Auditor’s Report		41
Statement of Financial Position		42
Income Statement		43
Statement of Comprehensive Income		44
Statement of Changes in Equity — Group		45
Statement of Changes in Equity — Bank		46
Cash Flow Statement		47
NOTE 1:	General information	48
NOTE 2:	Summary of significant accounting policies	49
2.1	Basis of preparation	49
2.2	Going concern	49
2.3	Adoption of International Financial Reporting Standards (IFRS)	49
2.4	Consolidation	52
2.5	Business combinations	54
2.6	Foreign currency translations	54
2.7	Financial assets and liabilities at fair value through profit or loss	55
2.8	Derivative financial instruments and hedging	55
2.9	Investment securities	56
2.10	Reclassification of financial instruments	57
2.11	Fair value of financial instruments	57
2.12	Recognition of deferred Day 1 profit or loss	58
2.13	Loans and advances to customers	58
2.14	Impairment losses on loans and advances to customers and write-offs	58
2.15	Derecognition	60
2.16	Sale and repurchase agreements	60
2.17	Securities borrowing and lending	60
2.18	Regular way purchases and sales	60
2.19	Offsetting	60
2.20	Interest income and expense	61
2.21	Fees and commissions	61
2.22	Property and equipment	61
2.23	Investment property	61
2.24	Goodwill, software, and other intangible assets	62
2.25	Insurance operations	62
2.26	Leases	63
2.27	Cash and cash equivalents	64
2.28	Provisions	64
2.29	Financial guarantee contracts	64

Table of Contents

2.30	Employee benefits	64
2.31	Income taxes	65
2.32	Debt securities in issue and other borrowed funds	65
2.33	Share capital, treasury shares and other equity items	65
2.34	Segment reporting	66
2.35	Assets and liabilities held for sale and discontinued operations	66
2.36	Government grants	66
2.37	Related party transactions	66
2.38	Fiduciary and trust activities	66
2.39	Earnings /(losses) per share	66
NOTE 3:	Critical judgments and estimates	67
NOTE 4:	Financial risk management	69
4.1	Risk management governance	69
4.2	Credit risk	70
4.3	Market risk	86
4.4	Country risk	94
4.5	Liquidity risk	94
4.6	Insurance risk	96
4.7	Capital adequacy	99
4.8	Fair values of financial assets and liabilities	100
4.9	Offsetting financial assets and financial liabilities	105
NOTE 5:	Segment reporting	107
NOTE 6:	Net interest income	109
NOTE 7:	Net fee and commission income / (expense)	109
NOTE 8:	Earned premia net of claims and commissions	110
NOTE 9:	Net trading income / (loss) and results from investment securities	110
NOTE 10:	Net other income / (expenses)	110
NOTE 11:	Personnel expenses	111
NOTE 12:	Retirement benefit obligation	111
NOTE 13:	General, administrative & other operating expenses	115
NOTE 14:	Credit provisions and other impairment charges	115
NOTE 15:	Tax benefit (expense)	116
NOTE 16:	Earnings / (losses) per share	116
NOTE 17:	Cash and balances with central banks	117
NOTE 18:	Due from banks	117
NOTE 19:	Financial assets at fair value through profit or loss	117
NOTE 20:	Derivative financial instruments	118
NOTE 21:	Loans and advances to customers	119
NOTE 22:	Investment securities	123
NOTE 23:	Investment property	125

Certification of the Board of Directors

On the financial statements as at 31 December 2013

Certification of the Board of Directors

Certification by the Chairman of the Board of Directors, the Chief Executive Officer and the Deputy Chief Executive Officer pursuant to Article 4 of Law 3556/07

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The financial statements for the annual period ended 31 December 2013 have been prepared in accordance with the applicable accounting standards and present a true and fair view of the assets, liabilities, equity and results of operations of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors annual report fairly presents the evolution, the performance and the position of the Bank and of the companies included in the consolidation, including the description of the main risks and uncertainties they face.

Athens, 20 March 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU

Board of Directors Report

for the year ended 31 December 2013

Board of Directors’ Annual report

on the consolidated financial statements of National Bank of Greece S.A.

for the financial year 2013

Financial environment

The global economy is gaining traction, amid increased geopolitical concerns

During 2013, the global economic growth gained momentum, particularly in the second half of the year, driven mainly by the US and UK. In addition, the euro area economy exited recession in Q2:13, while growth prospects in emerging markets lost momentum, decoupling from developed markets in the course of 2013. For 2014, we expect the global economy to sustain its growth momentum, expanding by 3.7% y-o-y, from 3.0% in 2013 (according to International Monetary Fund (“IMF”), World Economic Outlook forecasts, January 2014). This prediction may change, given potential political and economic negative developments related with the euro area banking crisis, which may be intensified in the light of the European Central Bank’s (“ECB”) Comprehensive Assessment of the euro area banking sector, U.S. Fed tapering (i.e. the slow down of assets purchases under Fed Quantitative Easing (“QE”) programs), the Chinese economy facing slowed growth, amid intensified fears over the fragile shadow banking system of the Chinese economy and increased tensions between Ukraine and Russia in addition to continued geopolitical risks in the Middle East and North Africa regions.

The global financial markets conditions improved substantially during 2013. Developed markets equities rallied strongly, and more significantly in the US and Japan, on the back of ultra loose monetary policy, while emerging markets equities remained broadly flat in 2013, on the back of a less positive economic outlook. Government bond yields increased on both sides of the Atlantic, reflecting the increased expectations of a gradual slow down of asset purchases by the Fed, while the euro area periphery sovereign bond spreads tightened, in line with the improvement in fiscal outlook in these economies. In the beginning of 2014, developed market equities remained flat, despite a temporary weather-related distortion in the US economic data, as global Purchasing Managers Indices (“PMIs”) remained strong, while emerging markets equities continued to lag behind, on the back of ongoing concerns over structural weaknesses in specific emerging economies (such as Turkey and Brazil). In the euro area, growth prospects appear to have brightened in the first quarter of 2014, albeit heightened disinflationary pressures, particularly in the periphery, have increased pressures for monetary policy action. Indeed, during 2013, the ECB had cut its refinancing rate by 50 bps, and introduced rhetoric forward guidance for short-term rates in the light of ongoing economic weakness and increasing disinflationary pressures. Looking forward, the ECB is expected to ease monetary policy further, through additional rate cuts as well as unorthodox policy tools. The Fed brought tapering issue in May for a first time, triggering a negative market response. It finally announced tapering in December 2013, to take effect in January 2014 and in March reduced its asset purchases to USD 55 billion per month. In addition, the Fed decided to abandon quantitative forward guidance, for short-term interest rates, as the US unemployment rate has declined to 6.7% in February 2014). Looking forward, the Fed is expected to keep on with a gradual decrease of assets purchases, projecting to terminate them by Q4:14. In Asia, the Bank of Japan, expanded massively its QE program in April 2013, as part of the 3 “arrow” strategy of Abenomics and is expected to expand QE further during 2014, to mitigate the negative repercussions of planned fiscal tightening.

In 2013, the macroeconomic picture improved in South Eastern Europe-5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania and Serbia) while it remained mixed in Turkey

In Turkey, growth accelerated significantly and the banking sector performance remained strong. However, external imbalances worsened. The significant economic rebound was driven by strengthening domestic demand, despite tight liquidity conditions, as the authorities took measures to contain credit activity growth at 15% and to limit surging foreign capital inflows in order to avoid financial instability. Real GDP growth is estimated to have accelerated to 4% y-o-y from 2.2% in 2012. On a negative note, the current account deficit, the “Achilles heel” of this economy, widened to 7.8% of GDP from 6.2% of GDP in 2012. Note, however, that the widening of the current account in 2013 was driven exclusively by a temporary deterioration of gold trade balance.

Against a backdrop of strong economic growth and despite tight liquidity conditions, the Turkish banking sector’s fundamentals improved somewhat and its performance remained impressive. Specifically: i) the return on average equity ratio stood at 14.2% in 2013, slightly lower than the 2012 outcome of 15.7%; ii) the +90 dpd loans-to-total loans ratio receded to 2.8% in December 2013 from 2.9% in December 2012; and iii) the capital adequacy ratio moderated to 15.3% in December 2013 from 17.8% in December 2012, due to a surge in credit activity (up 32.2% y-o-y in December 2013 from 15.3% y-o-y in December 2012), but was well above the statutory threshold of 8.0%.

In SEE-5, economic activity accelerated, external imbalances receded, and the banking sector performance improved. The strong growth performance and the external balance adjustment were driven by a buoyant external demand. Indeed, exports soared in 2013, on the back, inter alia, of increasing penetration in non-EU fast-growing regions, broadening export base (especially in the automotive sector, which accounts currently for 40% of exports of goods in the largest SEE-5 economy, Romania), and, to a lesser extent, the ongoing timid recovery in the region’s main trading partner, the Eurozone. Subdued domestic demand contributed to the reduction of external imbalances, reflecting, inter alia, lower foreign capital inflows and weak credit activity, on the back of limited financing of the primarily foreign-owned banking sector by parent banks and bank tighter credit standards. Real GDP growth in SEE-5 accelerated to 2.8% y-o-y in 2013 from 0.3% in 2012, and the adjustment in external imbalances, which began in 2009 in the wake of the global economic and financial crisis, gained steam, with the current account deficit moderating to a record low of 1.5% of GDP in 2013 from 4.8% of GDP in 2012 and an all-time high of 15% of GDP in 2008.

Amid a favourable operating environment, the SEE-5 banking sector’s fundamentals strengthened and its performance improved. Indeed, i) the bottom line turned positive in the first 3 quarters of 2013, standing at an estimated €716 million compared with a mild loss of €76 million in 2012; ii) the pace of creation of non-performing loans has embarked on a downward trend, with the ratio of problematic loans to total gross loans deteriorating at a slower pace, ranging between 11.6% (FYROM) and 24.3% (Albania) in September 2013 against 10.5% (FYROM) and 22.8% (Albania) in December 2012; and iii) the capital adequacy ratio remained broadly stable at comfortable levels, ranging between 13.9% (Romania) and 19.9% (Serbia) in September 2013 against 14.9% (Romania) and 19.9% (Serbia) in December 2012.

The Greek economy shows nascent signs of stabilization with a remarkable progress in the fiscal adjustment

After six years of recession, the Greek economy shows nascent signs of stabilization. The pace of GDP contraction slowed notably in Q3 and Q4:2013 (-3.2% y-o-y and -2.3% y-o-y, respectively, from -5.0% y-o-y in H1:2013), led by a strong positive contribution of net exports, but also reflecting less weak domestic demand. In this regard, the annual pace of GDP contraction in 2013 is slightly lower than stabilization program estimates (-3.9% y-o-y versus original estimates of -4.2% y-o-y).

Private consumption remains on a declining path that reflects the combined impact of wage adjustment (-8.5% y-o-y in 9m:2013, including the adjustment in working hours) and employment contraction (-4% in 2013), compounded by declining levels of real estate wealth. Business conditions are improving, especially in tourism-related services sectors, and capacity utilization rates in export-oriented industrial sectors are gradually returning towards their long-term averages. However, a broader based recovery in business investment is held back by the still tight liquidity conditions — despite the notable acceleration in the clearance of government arrears to the private sector, the timely implementation of the public investment program and the completion of the bank recapitalization — reflected in bank deleveraging and still high deposit rates. Regarding residential investment, the worst phase of the housing market adjustment now appears to be nearing an end, with the cumulative peak-to- Q4:2013 reduction in house valuations reaching 34% of GDP.

Net exports are estimated to have added 2.0% in real GDP growth in 2013, on the back of a further decline in imports (-5.3% y-o-y, in constant prices in 2013), and strong tourism service exports. It is important to note that total exports increased by only 1.8% y-o-y, in constant terms, reflecting a stagnation of merchandise exports. In this respect, external adjustment continued at a strong pace in 2013, with the current account balance (Bank of Greece, Balance of Payments data) heading for its first annual surplus in decades (0.7% of GDP in 2013). The annual adjustment in 2013 exceeded 3% of GDP, following a decline of 7.5% in 2012. The main sources of adjustment are the services balance (i.e. tourism) and the transfer balance (i.e. EU funds, Securities Markets Programme (“SMP”) revenue refunds), whereas the non-oil trade balance declined slightly (lower by -0.4% of GDP in 2013 compared to 2012).

Labour market conditions remain challenging, despite the notable slowing in the annual pace of employment decline in 2013 (to -4% y-o-y versus -8% in 2012). Against this backdrop, the unemployment rate increased to a 45-year high of 27.5% in Q4:2013, amplifying the social costs of economic crisis and the concomitant tensions on household and corporate balance sheets. On a positive note, the sharp and sustained decline in activity and unit labour costs (-6.4% y-o-y in 2013 and -13.1% cumulatively from their peak in 2009) has resulted in disinflationary trends in the economy, with headline inflation falling deeper in negative territory in 2013 (-0.9% y-o-y in 2013 and -0.4% y-o-y in 2014). This trend is supported by the continuing transmission of wage adjustment to final prices in labour intensive sectors, compounded by increasing evidence of sustainable gains in cost efficiency in the goods producing sector, especially in segments where the adjustment in domestic demand is severe (e.g. consumer durables).

Liquidity conditions in the economy remain tight. Banks continue to deleverage, with business and household lending declining by 5% and 3.5% y-o-y, respectively, at end-December 2013, and the peak-to-date adjustment in outstanding private-sector credit in gross terms exceeding -13.5% since 2009, and declining by 24.5% on a net of provisions basis during the same period. Moreover, the favourable trend in bank deposits following the virtual elimination of euro exit risk in 2012 was interrupted as a result of the uncertainty originating from the crisis management in Cyprus (March 2013). On a positive note, the increasing pace of clearance in government arrears (about €6.2 billion of payments in 12m:2013) are expected to contribute to a gradual improvement in liquidity conditions in the following quarters.

Greece’s intensive efforts to address the large fiscal imbalances, resulted in the first primary surplus in general government budget in 12 years. The over performance in general government budget implementation in 2013 —  compared to the Program target for a balanced budget — is expected to exceed 0.5% of GDP (EU Commission, winter estimates, January 2014) or 1.0% of GDP according to the latest government estimates. Final data will be approved by Eurostat on 23 April 2014. The expenditure-side adjustment continued at a solid pace, while revenue performance had been aligned with Budget targets, supported by a slowing in GDP contraction and some gains in tax collection efficiency, although the accumulation of tax payment arrears continued.

In the 4 months to July 2013 the 3rd and 4th Reviews of the program had been successfully completed leading to the approval of cumulative disbursements of €10.0 billion from European Financial Stability Fund (“EFSF”), €1.5 billion in the form of refund of income on the SMP portfolio accruing to euro area national central banks in 2012, and €1.8 billion of IMF money. The disbursement of these funds has been completed in August 2013. The disbursement of the remaining sub-tranches under the 3rd and 4th program Reviews — that amounted to €0.5 billion of EFSF and €0.5 billion of SMP revenue refund — was conditional on the achievement of additional program milestones in Q4:2013, as agreed between Greece and the IMF, the ECB and the European Union (“EU”) (collectively referred to as the “Troika”). The financing related to this sub-tranche has been passed on to Greece’s segregated account in December 2013.

On 19 March 2014, a staff-level agreement has been reached between the Troika and the Greek government on policies that could serve as the basis for completion of the pending review of the Program. The parliamentary approval of the omnibus bill incorporating the related measures and the concomitant Eurogroup decision in early April, will effectively release about €10 billion of EFSF and IMF funds related with the review, which will be used to finance the redemption of €9.4 billion government bonds in May 2014.

Nonetheless, some shortfalls in the implementation of structural reform agenda continue, while the progress in the ambitious privatization program remains slow, although there are increasing signs of an improving momentum.  The slow progress reflects technical difficulties, poor market conditions and delays, which reflect in some cases, conflicts with EU standards for competition in network industries and energy. Nonetheless, an agreement was reached in June to sell the government’s 31% stake of Greece’s gas transportation system operator (DESFA), while the sale of the betting company OPAP has been concluded in Q4:2013.

In 2013, the Greek banking system underwent radical structural changes. The key factors behind this momentum were the successful bank recapitalization in mid-year and the series of mergers throughout the year that led to significant consolidation in the domestic banking sector. Another important event — the Cypriot banking crisis in April — had only a limited impact on the Greek banking industry despite the close alignment of the two countries and the significant presence of Cypriot banks in Greece. The smooth transfer of the local networks of Cypriot banks to a Greek bank eliminated risk to depositors and the likelihood of contagion.

The wave of mergers and acquisitions had a significant impact on banks’ balance sheets and financial results, while significantly increasing the level of consolidation. Banks recorded profit for the year, incorporating the positive impact of negative goodwill and capital buffers arising from the acquired banks. In the medium term the absorption of these franchises will generate substantial synergies coming in the form of operating and funding cost reductions. In the same vein, the collective wage agreement signed with OTOE, the Greek banking sector union, in July 2013 contributes to a further reduction in the wage bill by almost 10%. Voluntary early retirement schemes implemented across a number of banks have also played a significant role, resulting in the exit of over 6,000 bank employees during 2013.

The banking system underwent a tectonic shift that led to the formation of a new banking landscape, with fewer yet stronger banks, and the gradual elimination of excess capacity and better leveraging of synergies. As at 30 September 2013, the four systemic banks controlled more 91.6% of domestic bank assets, compared with 63.4% in 2009, according to data by the Bank of Greece (Bank Of Greece’s Governor’s Annual Report for 2013, published in February 2014).

In 2013, new loan delinquencies posted a slowdown compared with 2012, the year in which NPL formation hit a record high. However, asset quality continued to deteriorate, remaining under pressure due to ongoing recessionary forces in the economy and rising unemployment levels. As a result of these factors, the cost of risk, though lower, nevertheless remained high, burdening the financial results of banks as it constituted the key negative factor burdening profitability.

The total deposit base of Greek banks has recovered from the 8-year low level of June 2012 increasing by 8.1% (or €14.2 billion) in the July 2012-December 2013 period, although this favorable trend lost momentum since April 2013 following the introduction of the “bail in” strategy in the banking crisis in Cyprus in this period. This, coupled with ongoing balance sheet deleveraging, led to a significant improvement in the liquidity of domestic banks thereby enabling them to reduce their dependence on ECB funding and drastically decrease at industry level — or even eliminate altogether, in the case of some banks — the need to raise funds via the local ELA emergency liquidity mechanism.

With the completion of the capital raising process in June 2013, banks’ capital ratios were restored, placing the EBA Core Tier I ratio at the level of 11.9% for banking groups (Bank of Greece data at end June 2013).

Nevertheless, the Bank of Greece conducted a follow-up stress test on the basis of end-June 2013 data to update banks’ capital needs, as envisaged in the Memorandum. The resulting capital needs for all Greek commercial banks were estimated under the Baseline Scenario at €6.4 billion. The Bank of Greece requested banks to submit their capital plans by mid-April 2014 to cover the additional capital needs. Following that, Piraeus Bank and Alpha Bank announced new capital increases —already under way-, in addition to the planned capital increase of Eurobank. NBG announced that it will present a capital action plan which will be implemented within a reasonable time frame. This plan will address the capital needs without raising new equity capital.

Anticipated developments (risk and uncertainties)

Looking forward in 2014, the global economic activity and consequently the conditions in the global financial markets are expected to remain relatively positive, as fiscal consolidation is expected to be less severe in most part of the world, monetary policy is expected to remain supportive, albeit less so compared with past year, and tail event and political risks appear to have declined. Having said that, though, the balance of risks is skewed to the downside, stemming from a sharply tighter than expected financing conditions in the US, on the back of Fed tapering, a sharper than expected decline in Chinese economic activity, and increased uncertainty regarding the euro area governance. In addition, the ongoing turbulence in emerging markets is expected to remain a factor of uncertainty in the course of 2014, as most emerging economies are expected to tighten their monetary policy, in spite of the absence of increased inflationary pressures, or any evidence of overheating in their economic activity.

In 2014, the macroeconomic picture is set to improve further in SEE-5 and remain mixed in Turkey. In SEE-5, real GDP growth is expected to move further towards its long-term potential of 3.5%, standing at 3.0%, supported by reviving domestic demand. Indeed, strengthening real disposable income, on the back of improving labour market conditions and weaker inflation, should boost private consumption, while better absorption of EU funds should strengthen further investments. This benign operating environment, along with the expected slowdown in non-performing loans formation, should help improve further the profitability of the banking sector.

There are, however, downside risks to this positive outlook, stemming from a heavy election agenda in the region that could derail the reform drive and consequently lead to a weaker macroeconomic and banking sector performance. The ongoing FED’s tapering should not have a direct negative impact on SEE-5 countries, as they have not benefited from the past years’ QE in the US.

In Turkey, real GDP growth is expected to be moderate at 2.5%, due to weaker domestic demand, reflecting tighter global and domestic liquidity conditions. Indeed, the ongoing Fed “tapering” and the prospect of US monetary tightening are set to lead to further outflows from emerging markets. On the other hand, the Central Bank of the Republic of Turkey’s (“CBRT”) sharp hike of its effective funding rate in late-January 2014 (from 7.2% to a range of 10%-11%), along with the past year’s macro-prudential measures, in a bid to curb soaring credit activity, are set to reduce significantly liquidity in the domestic market. On a positive note, the current account deficit is expected to narrow significantly, not only due the anticipated compression of imports, reflecting weaker domestic demand, but also to the gradual return of the gold trade balance to normal levels. We see the current account deficit easing to 5.6% in 2014 from 7.8% in 2013. In this benign operating environment, the banking sector’s profitability should moderate to a still comfortable level, mainly on the back narrowing net interest margins, reflecting the fact that the upward loan re-pricing is likely to take 2 quarters while the upward deposit re-pricing is quasi immediate, as well as a weaker credit activity.

The macroeconomic and banking sector performance in Turkey would, however, be weaker than expected in 2014, should the political crisis, that erupted in mid-December 2013, be protracted until the end of the ongoing long election cycle (local elections on 30 March 2014, presidential elections in August 2014, and general elections in June 2015). Note that uncertainty has heightened since 17 December 2013, when a 14-month corruption investigation into the upper levels of the Government was suddenly announced by the Judiciary, to the surprise of the Government. This has led to the resignation of 3 senior ministers in Prime Minister Erdogan’s government, whose sons were among those detained as part of the investigation. Tensions have intensified later, as the Government dismissed members of the police and the judiciary on the grounds that they conducted the long-running investigation without the Prime Minister’s knowledge, and are part of a plot to displace the Prime Minister.

As regards prospective macroeconomic developments in Greece, 2014 is expected to be the first year of slightly positive growth following 6 years of recession. The adjustment in private consumption will continue in 2014 — albeit at a slower pace compared with 2013 (an estimated -1.8% y-o-y versus -6% y-o-y in 2013) — as labour market conditions will stabilize (also improving consumer confidence), wage adjustment is expected to be at an advanced stage, while some support to household real disposable income will come from continued disinflation of the economy and lower international prices of some consumption-related international commodities, already evident in H2:2013.

In this vein, improving trends in export orders, favourable momentum in the tourism sector and the planned restart of large infrastructure construction projects in early 2014, along with the gradual transmission of declining bank deposit rates to nominal lending rates, are expected to support an acceleration in the annual growth in non-residential business investment to +7.4% y-o-y in 2014, following a drop of 4.1% in 2013. In view of the near completion of the house price adjustment, the contraction of residential investment is expected to remain large but be lower in 2014 (-18.6% y-o-y versus an estimated -37.8% in 2013).

The support to economic activity from net exports is estimated to be broadly similar in 2014, reflecting a stronger export performance in the goods and shipping services segments, which will offset the impact from the significantly lower pace of contraction of imports, as domestic demand strengthens. Indeed, exports will be equivalent to 28.1% of GDP in 2014, up from 24.1% in 2008.

The unemployment rate is expected to peak in the vicinity of 28% in Q1:2014, from 27.5% in Q4:2013, and then decline slowly in parallel with the bottoming-out of economic activity. This improvement will be supported by hiring in labour intensive sectors (mainly tourism related services, specialized business services, transportation and storage) and a further decline in the labour force participation rate reflecting further retirements.

Once more, there are downside risks to our baseline scenario. First, a new round of uncertainty activated by the electoral cycle ahead of European parliament and local government elections in May 2014, or slow progress in the completion of planned Programme reviews. Second, a less favorable international environment, due to weaker-than-expected activity in the euro area, a potential resurgence of tensions in countries of EU periphery and/or international market turbulence linked to Fed tapering.

The Greek banking system is engaged in a process of restructuring and recovery following its recapitalization by the Hellenic Financial Stability Fund (“HFSF”), the recovery and stabilization of deposits — reflecting the significant improvement in confidence in the prospects of the country and its banking system — the drastic reduction in operating costs and the sustained reduction in the level of new loan impairments. These trends are expected to strengthen going forward as the economy returns to a growth trajectory. Last, the banks’ capital increases under way will further strengthen their capital structure and shield them against risks in the future.

Financial Results

For full year 2013, the Group profit attributable to NBG equity shareholders amounted to €809 million compared to substantial losses of €2,127 million as restated for 2012. This achievement was due in part to the improvement in the domestic economic climate that helped new NPL creation to slow, the write-back of provisions taken in 2012 against claims on the Hellenic Republic, and the elimination of the high trading losses of the previous year. The contribution by Finansbank was particularly strong, as it reported a profit for the year of €439 million, despite the adverse circumstances prevailing in the Turkish market in H2:2013, while the Group’s SEE-5 subsidiaries posted profits for the year of €32 million compared to losses of €65 million in 2012.

Group operating expenses are stable as cost cutting continued in Greece and SEE-5, offsetting the rise in expenditure in the developing Turkish market (93 new Finansbank branches were opened in 2013). In particular, staff expenses in Greece fell by 8.2% y-o-y, backed by the implementation of the new collective labour agreement effective as of 1 July 2013. Overall, expenses in Greece posted a 4.9% reduction. Reductions in operating expenses were also continued in SEE-5 (down 4.4% y-o-y), despite the significantly higher inflation experienced in the region.

With respect to the quality of the Group’s loan book, it is particularly encouraging that the slowdown in new loan delinquencies in Greece has gained further momentum. In 2013, new delinquencies in Greece totaled €1.5 billion, down by 57% y-o-y, as compared with 2012 at the peak of the crisis when they topped €3.6 billion. As a result, at Group level, provisions for loans and advances to customers were reduced to €1,627 million, down by 36%, compared with €2,532 million a year earlier. That said, the Group and the Bank improved provision coverage levels to 56.0% compared to 54.3% a year earlier, the highest level in the market. In addition, the 90+ dpd Group loan ratio stood at 22.5% at the end of December 2013, compared to 19.0% a year earlier.

Ongoing improvement in liquidity is another positive development. Specifically, the growth in Group deposits has led to an improvement in the liquidity ratio (loans-to-deposits) to 98% compared to 108% in December 2012.  In Greece the loan-to-deposit ratio stood at 90% (improved by 11 percentage points y-o-y) thereby placing the Bank comfortably in the best position in the domestic market in terms of liquidity. This development comprises tangible evidence of the Bank’s solid liquidity position and its improved ability to channel funding for the growth of the Greek economy. It is worth noting that the corresponding ratio for SEE-5, which stood at 99% (an improvement of 14 percentage points y-o-y), is low relative to peers in the same markets, while it has decreased by half when compared with pre-crisis levels. In Turkey, deposit growth of 16% y-o-y exceeded loan growth (up 13% y-o-y), while there was also a significant improvement in the deposit mix due to the higher share of low-cost sight deposits, which grew by 65% y-o-y.

As regards capital adequacy, the Group’s Core Tier I ratio, which stood at 7.8% as at 31 December 2012 (pro-forma for the June capital increase), reached 10.3% at 31 December 2013, while if the changes introduced into the methodology for calculating Finansbank’s Risk Weighted Assets and the benefit to be derived from the agreement to dispose of the Astir Palace Vouliagmeni is taken into account, the ratio stood at 11.2%. The Core Tier I ratio was affected (approximately 80 bps in 2013) by unrealized FX losses deriving from the Turkish Lira, but was boosted by the positive profitability in 2013, the modest capital strengthening provided by the new acquisitions of FBB and Probank, the liability management exercises carried out in the first half of the year, as well as a number of capital actions of which the disposal of the 66% stake in NBG Pangaea REIC was the most important.

As regards the results of the diagnostic tests carried out by BlackRock, which was assigned with the task of estimating credit losses in the loan book, these attest that the Bank displays much lower credit loss projections (CLPs) for the period to end 2016 than the other systemic banks. Specifically, according to BlackRock’s models and prudential overlay by the Bank of Greece, CLPs in the domestic loan book for the period June 2013 to December 2016 total €8.7 billion. As the already existing provision stock provides coverage of 74%, net credit losses projections for the remaining 3.5 years amount to just €2.3 billion, significantly lower on an annual basis than the domestic credit losses charged in 2013 of €1.2 billion.

As regards the projected BoG-estimated capital generation of NBG, which was calculated at €1.5 billion for the three years through 2016, the Group succeeded in 2013 — a year of recession in Greece and of significant headwinds in Turkey — in posting pre provision profit of €1.6 billion, thereby covering the estimated gap in the course of just one year.

Management has announced its intention to meet the Bank of Greece estimated capital requirements of €2.2 billion within a reasonable timeframe, without arranging a share capital increase.

Greece: Signs of stabilization reverse the high losses of the previous year

In 2013, profit for the period from domestic business totalled €341 million, against losses of €2,724 million in 2012. The main contributors to this performance were:

i.                  41% growth in operating income to €1,758 million compared to €1,250 million in 2012, mainly due to the drastic reduction in trading losses and the improvements in net interest income and net fee and commission income in the second half of the year (in the fourth quarter, net interest income increased 4.9% q-o-q improving for the fourth consecutive quarter and net fee and commission income more than doubled);

ii.               the contraction of operating expenses by 4.9% y-o-y (adjusted for first-time FBB and Probank consolidation, one-off integration costs and exceptional taxes, the real reduction stood at 8%);

iii.            the 42% reduction in credit provisions and other impairment charges (or €841 million y-o-y) to €1,185 million, as a result of the significantly slower growth in new loan delinquencies in 2013;

iv.           the write-back of provisions against claims on the Hellenic Republic and other extraordinary provisions, due to the improved spreads on Greek government bonds, which contributed a cumulative €949 million on an annual basis.

The cost of the broad voluntary retirement scheme, in which more than 2,500 employees participated, was incorporated into the 2013 results and is expected to deliver a y-o-y benefit of €155 million or 20% of the cost base in 2014.

Finansbank: Profit for the period at TL1.1 billion, down by just 9.3%

Despite the adverse backdrop in Turkey in H2:2013, the profits for the period of Finansbank fell by just 9.3% y-o-y to TL1,106 million (€439 million). This reveals the high resilience of the business model of Finansbank and holds out the promise of a positive performance for 2014.

Operating income presented strong resilience (up 11.3% y-o-y, unchanged q-o-q), despite the changes in the regulatory framework for the country’s banking sector and the increase in interest rates. This strong performance was achieved thanks to an 11.3% improvement in net interest income and a 8.9% increase in fees and commission over the course of the year. In Q4:2013, net interest margin was under considerable pressure, mainly because of regulatory caps and the increase in the reference rates in Turkey. Nevertheless, net interest margin stood at the high level of 556 bps. Net interest income receded only 0.9% q-o-q and net fee and commission income 9.4% q-o-q.

The efficiency ratio (cost/income) stood at 49.6%, incorporating the rise in expenses relating to the rapid network expansion (93 new units were opened in 2013) and the increase in staff by approximately 2,000 employees, as well as the relatively high level of inflation in the country.

The capital adequacy ratio reached 17.2%, the highest among its peers. It should be noted that, compared with other Turkish banks, Finansbank has by far the lowest exposure to government bonds.

SEE-5: Back to profitability after stabilization of provisions for credit risk

In 2013, the Group’s businesses in SEE-5 posted profits for the period of €32 million, in contrast to loss of €65 million in 2012. A key contributing factor to this positive result was the stabilization in the growth rate of NPLs, reflecting the normalization of economic activity in the region, as well as improved loan recoveries, especially in Q4:2013, which led to a 54.4% reduction in provisioning levels y-o-y.

Furthermore, the policy to reduce operating costs continued, delivering an annual reduction of 4.4% y-o-y.

Going Concern

Act 13/28.03.2013 issued by the Executive Committee of the Bank of Greece established new limits for Core Tier I (CT1) ratio and Common Equity ratio at 9% and 6% respectively. The Act also introduced a cap on the recognition on Deferred Tax Asset in CT1 ratio, set at 20% of CT1. This cap was removed by Act 36/23.12.2013 of the Executive Committee of the Bank of Greece on 31 December 2013.

As at 31 December 2013, the Group’s CT1 ratio has increased to 10.3%, (31 December 2012: 7.8%) following:

(a)         the completion, in June 2013, of the Bank’s recapitalization through the share capital increase of €9,756 million of which €1,079 million was contributed by private investors and €8,677 million by the HFSF, which now holds 84.4% of ordinary shares, but with restrictions on voting rights and on the sale of the shares;

(b)         2013 attributable profit for the period of €809 million, which was aided by the improving economic environment in Greece; and

(c)          certain actions completed by Management, such as the disposal of a 66% participation interest out of the 100% held in subsidiary NBG Pangaea REIC, Liability Management Exercises, deleveraging and de-risking and the buy-back of US Preference shares.

Furthermore, all actions currently completing (e.g. the application of the IRB approach for Finansbank’s loan portfolio and the disposal of our subsidiary Astir Palace) are expected to further increase the CT1 ratio (see also Note 4.7).

Although, the Group’s deposits in Greece, increased by €4.8 billion in 2013, the crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. However, as of 13 March 2014, the funding from ECB has decreased to €19 billion (31 December 2012: €30.9 billion) all of which was through ECB Regular Open Market Operations. Furthermore, as of 31 December 2013, additional financial assets of nominal value €30 billion (31 December 2012: €18 billion) were available for further liquidity (see also Note 4.5.1 Liquidity risk management).

Based on the above, Management has concluded that the going concern principle is appropriate.

The Bank’s recapitalization

On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved (i) the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from €5.00 to €1.00 per share, as per article 4 par. 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank’s share capital with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. (“Eurobank”), up to 552,948,427 ordinary voting shares of Eurobank, of nominal value €2.22 per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on 12 February 2013. This increase was partially covered (84.4%) through the contribution of 466,397,790 Eurobank shares (the “Tendered Shares”).

At its meeting of 22 February 2013 the Bank’s Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank’s share capital increased by €271 million by issuing 270,510,718 ordinary shares with nominal value of €1.00 per share.  The fair value of these shares issued as the consideration paid for Eurobank amounted to €273 million and was based on the closing price of Bank’s share on the ATHEX on 15 February 2013.

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of €1.00 per share to be exchanged for 1 new share of €10.00 per share, b) the reduction in the nominal value from €10.00 per share to €0.30 per share as per article 4 par. 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by €9,756 million in the context of recapitalization of the banks.

On 19 June 2013, the Board of Directors certified that €1,079 million was covered by private investors in cash and €8,677 million by the HFSF through the EFSF bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 ordinary shares of €0.30 per share.

From the amount of €9,756 million, €682 million was credited to the share capital whereas the remaining amount of €9,074 million less expenses was credited to the share premium account.

Tender Offer to buy back the five series of Hybrid Instruments — repurchase of Preferred Securities

On 23 May 2013, the Bank announced the results of the Tender Offer, which commenced on 8 May 2013 and expired on 22 May 2013, for the buy back of up to the total amount of the five different series of preferred securities non-cumulative non-voting (hybrid instruments) issued by our subsidiary NBG Funding Limited and guaranteed on a subordinated basis by the Bank. Based on the total nominal values of the securities, which were offered in the Tender Offer, the Bank has calculated that the final amount of the total nominal values accepted for repurchase is as follows:

Securities	Purchase price	Aggregate nominal amount accepted for purchase pursuant to the Offer	Aggregate nominal amount not held by the Bank after the settlement date(1)
Series A	40%	€ 37	€ 19
Series B	40%	€ 20	€ 18
Series C	40%	$ 25	$ 14
Series D	40%	€ 13	€ 22
Series E	40%	GBP 1	GBP 9

(1)  For every series, the defined as the current total nominal value of the relevant Series less (a) the Titles that have been purchased by the Bank before the commencement of the Tender Offer and (b) the Titles that have been purchased by the Bank according to the Tender Offer.

The profit that resulted from the buy back of the hybrid instruments for the Group and the Bank amounted to €55 million.

The expiration deadline for the repurchase of the securities in offer by the Bank was 27 May 2013. The repurchase was funded by the Bank’s own existing funds. Furthemore, the Bank proceeded in the acquisition of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €2 million of series A, B and D.

Tender Offer to buy back American Depositary Shares

On 31 May 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

As of 28 June 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD 155 million.

On 3 July 2013, the purchase of the 12,360,169 ADSs was settled by the Bank.

Therefore, following the purchase of the ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled any ADSs purchased pursuant to the Offer, and cancelled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

Partial disposal of investment in NBG Pangaea REIC

On 25 November 2013, the Bank, after obtaining the consent of the HFSF and approval by the European Commission’s Directorate General for Competition (“DG Comp”), agreed with Invel Real Estate (Netherlands) II BV the transfer of a 66% participation interest out of the 100% held in its subsidiary NBG Pangaea REIC at current valuations (NAV) for a total consideration of €653 million, out of which an amount of €74 million relates to contribution in kind (property of fair value €68 million and receivables of fair value €6 million).

On 30 December 2013, after taking the approval of all regulatory authorities (including the Hellenic Capital Markets Commission “HCMC” and the HFSF), the above transaction was completed. NBG retains a 34% stake in NBG Pangaea REIC, maintaining control through a shareholders’ agreement.

This resulted in an increase in non-controlling interests of €629 million and an increase in equity attributable to NBG Shareholders of €24 million.

Voluntary retirement scheme

On 19 December 2013, the Bank announced to its employees terms of the voluntary retirement scheme (“VRS”). The deadline for applications was on 30 December 2013. Approximately, 2,500 employees participated in the VRS and the total cost amounted to approximately €193 million.

Events after the reporting period

On 23 July 2013, NBG Pangaea REIC won a bid for the acquisition from Hellenic Republic Asset Development Fund S.A. (“HRADF”), of a commercial property of a total area of 888 sq. m., located at 19 Ermou street, Athens, Greece for a consideration of €6 million. The acquisition process was finalised on 3 February 2014.

On 18 October 2013, NBG Pangaea REIC was announced by HDRAF as the successful bidder for the acquisition of one of the two portfolios in the framework of the sale and leaseback transaction. The portfolio consists of 14 assets (11 properties are located in Attica, 2 properties in Thessaloniki and 1 property in Evros). The properties will be leased by the Hellenic Republic for 20 years. The total area of the properties amounts to approximately 200 thousand sq.m., out of which approximately 134 thousand sq.m. are above ground area and approximately 66 thousand sq.m. are basement. The consideration for the acquisition of the portfolio amounts to €116 million. In order for the transaction to be concluded the approval of the Court of Audit was required and eventually granted with the decision communicated to NBG Pangaea REIC on 19 March 2014. The transaction is expected to be concluded in the next few months.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management.  Risk management and control forms an integral part of the Group’s commitment to providing continuous and high quality returns to its shareholders.

Since 1 January 2008, the Bank is following the Internal Ratings Approach for the calculation of capital charges arising from credit risk in its corporate and mortgage portfolios, which amounts to 69.9% of its risk weighted total loan portfolio on a standalone basis.  At the same time, the implementation of the “Basel II” program at Group level progresses steadily, targeting both the gradual compliance with the new capital adequacy regulatory requirements and the further enhancement of risk and capital management capacity.  Most of the ongoing “Basel II” projects concern the Bank’s financial sector subsidiaries and are being implemented without material deviation from the relevant time-schedule.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control & Architecture Division.

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•                  Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels.

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies.

•                  Internal risk rating systems.

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions.

•                  Periodical and timely remedial actions on deteriorating credits.

•                  Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.

•                  The use of credit risk mitigation techniques (such as collateral and guarantees).

•                  The estimation of risk adjusted pricing for most products and services.

Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates.  A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange traded and OTC derivative transactions.

More specifically, the Bank retains a portfolio of Greek T-Bills, EFSF issuances and EU sovereign debt, as well as positions in Greek and international corporate bonds. Additionally, the Bank is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

The other significant contributor to market risk in the Group is Finansbank, through its trading and available-for-sale portfolios. The market risk that Finansbank is mostly exposed is to interest rate risk that arises from the positions it retains in Turkish government bonds, denominated mainly in TL, USD and EUR. In addition, Finansbank enters into swap transactions either for hedging purposes, or for proprietary trading.  As a means of hedging, Finansbank enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio.

Moreover, Finansbank draws liquidity in US dollars which are then converted into TL through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk of Finansbank’s instalment loan portfolio.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group’s cash position and equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division.

On a Group level, the foreign exchange risk comes from the OCP of each subsidiary, through the transactions in foreign currencies performed by the local treasury units.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank’s policy, the OCP should remain within the limits set by the Treasury Division and the Group Market & Operational Risk Management Division at the end of each trading day. The same policy applies to all of the Group’s subsidiaries.

The Group has established a framework of VaR limits in order to control and efficiently manage the market risk to which it is exposed. The limits refer to both individual types of risk (interest rate, foreign exchange and equity risk) and to the total market risk of the portfolio.

Additionally, the Group performs back testing on a daily basis in order to assess the predictive power of its VaR model. Supplementary to the VaR model, the Group conducts stress testing on a weekly basis on both the Trading and the Available for Sale portfolios, based on specific scenarios.

Operational risk

The Group, acknowledging the importance of operational risk, has since 2006 established and maintained a firm wide and effective, high quality framework for its management. The Group has implemented since 2009 Algorithmics OpVar system. This software also allows the Group to calculate operational risk capital charges, both on a standalone and on a consolidated basis, using an internal model for the quantification of its operational risk.

Interest rate risk in the banking book and liquidity risk

The Group systematically measures and manages the interest rate risk arising from its banking book items as well as liquidity risk, through:

•                  The analysis of re-pricing and liquidity gaps arising from its balance sheet structure.

•                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates.

•                  The broadening and diversification of its liquidity sources.

•                  The maintenance of adequate stock of liquid assets.

•                  The establishment of relevant limits.

Financial instruments

In order to provide a hedge for the interest rate risk arising from positions in fixed rate Greek government bonds, the Group enters into future contracts on short, medium and long-term German government bonds.

Additionally, the Group is active in the swap market, by engaging into vanilla and more sophisticated deals for hedging and proprietary purposes.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all its related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables and payables must be also disclosed separately. The following table presents the transactions between the Bank and its subsidiaries, while there are no significant transactions with its associates.

Subsidiaries

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
NBG Securities S.A.	0.1	51.1	2.5	1.2	30.0
Ethniki Kefalaiou S.A.	—	372.2	—	3.3	22.4
NBG Asset Management Mutual Funds S.A.	3.1	40.8	4.3	0.3	—
Ethniki Leasing S.A.	393.3	20.5	8.3	1.3	393.7
NBG Property Services S.A.	—	0.7	—	0.1	—
Pronomiouhos S.A. Genikon Apothikon Hellados	0.7	23.0	1.1	1.8	—
NBG Greek Fund Ltd	—	5.6	—	0.2	—
NBG Bancassurance S.A.	0.9	7.2	3.1	0.2	0.4
The South African Bank of Athens Ltd (S.A.B.A.)	50.1	0.1	0.7	—	—
National Bank of Greece (Cyprus) Ltd	601.4	192.0	23.7	4.1	171.5
NBG Management Services Ltd	117.1	—	4.7	—	—
Stopanska Banka A.D.-Skopje	46.6	—	1.8	—	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	123.1	1.6	2.1	0.1	1.3
NBG International Ltd	—	0.8	—	—	—
NBG Finance Plc	—	93.0	—	4.3	—
Interlease E.A.D., Sofia	4.8	—	1.4	—	—
NBG Securities Romania S.A.	—	0.1	—	0.1	—
NBG Asset Management Luxembourg S.A.	—	9.6	—	0.4	—
Innovative Ventures S.A. (I-Ven)	—	2.0	—	—	—
NBG Funding Ltd	—	342.5	—	2.6	—
Banca Romaneasca S.A.	466.7	4.3	7.8	3.8	317.5
Ethniki Hellenic General Insurance S.A.(Group)	382.5	850.0	4.9	46.0	1.7
ASTIR Palace Vouliagmenis S.A.	32.7	3.4	2.1	0.1	2.5
Grand Hotel Summer Palace S.A.	2.9	—	0.1	—	—
NBG Training Center S.A.	0.7	1.2	0.1	3.2	0.4
Ethnodata S.A.	—	14.6	0.5	13.2	6.0
KADMOS S.A.	0.1	—	—	—	—
DIONYSOS S.A.	0.4	—	—	—	—
EKTENEPOL Construction Company S.A.	—	0.2	—	—	0.8
Mortgage, Touristic PROTYPOS S.A.	—	0.1	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3.5	—	—	—	—
NBGI Private Equity Funds	253.4	2.1	0.2	—	—
NBG International Holdings B.V.	80.3	1.2	2.8	—	—
Finansbank A.S. (Group)	822.5	0.5	40.5	9.3	57.0
Vojvodjanska Banka A.D. Novi Sad	21.9	5.4	1.5	—	—
NBG Leasing d.o.o. Belgrade	—	—	—	—	—
CPT Investments Ltd	—	1,220.0	0.1	10.1	—
NBG Finance (Dollar) Plc	—	27.3	—	0.5	—
NBG Finance (Sterling) Plc	—	71.9	—	0.9	—
NBG Bank Malta Ltd	115.5	596.0	4.3	11.8	—
Ethniki Factors S.A.	24.5	11.9	3.5	0.4	360.0
NBG Pangaea REIC	10.5	156.6	0.6	76.3	1,781.5
Banka NBG Albania Sh.a.	12.3	0.9	0.8	—	—
ASTIR Marina Vouliagmenis S.A.	10.7	2.1	0.7	—	2.0
Probank M.F.M.C.	0.4	—	0.5	—	—
Profinance S.A.	—	1.0	—	0.1	—
Probank Leasing S.A.	180.1	7.3	3.3	0.1	—
Probank Insurance Brokers S.A.	—	1.3	—	—	—
Anthos Properties S.A.	28.8	0.7	0.4	0.6	—
Total	3,791.6	4,142.8	128.4	196.4	3,148.7

For further details, see NOTE 45:  Related party transactions in the Group and Bank Annual Financial Report for the year ended 31 December 2013.

The Auditors

The Board of Directors’ Audit Committee reviews the independence of the external auditors, as well as their relationship with the Group, including monitoring mandates for non-audit services and the amount of audit and non-audit fees paid to the auditors.

Corporate social responsibility

NBG fully recognizes the value of Corporate Social Responsibility (“CSR”) as a prerequisite for the sustainable growth of the organization, and has been applying increasingly systematic management techniques in its approach to the concept of Social Responsibility, an issue that has long been high on the Bank’s agenda.

Standing by its commitments, NBG continued in 2013—within the framework of its strategy—its wide ranging community actions, attaining the targets set to promote economic development, support actions designed to foster environmentally friendly growth, enhance the quality of its workforce and the services offered to its customers, and contribute to the community in which it conducts its business.

Below are listed some of the key CSR actions carried out by the Bank:

•                  With initiatives to facilitate financing of enterprises, professionals and households, as well as measures to provide support to vulnerable social groups, the Bank has contributed to limiting the adverse impact of the financial crisis.  Specifically:

•                  In the area of Small & Medium Enterprises (“SMEs”) financing, the Bank continued to support healthy enterprises that have been put under strain by the domestic financial crisis, by providing essential liquidity, as well as enterprises facing difficulties in servicing their financial obligations, by offering favourable terms regarding their debts. In addition, NBG continued to support the liquidity of enterprises and subsequently their operation by enabling them to restructure debts that are in an early phase of distress, and by offering packages designed to facilitate the repayment of debts in arrears via rescheduling/restructuring. Rescheduling/restructuring of customer debts handled by the Small Business Loans Division (“SBLD”) as at 31 December 2013 totalled €826 million. These do not include restructured/rescheduled debts that have in the meantime been transferred to bad debt.

•                  The Bank provided liquidity to SMEs through participation in Co-funded Schemes that extended loans/credit at particularly low interest rates and with remarkable results so far through:

•                 JEREMIE initiative, enabling SMEs to meet working capital needs or to invest in fixed assets. Such loans are funded 50% by the National Strategic Reference Framework 2007—2013/ERDF and 50% by NBG’s own funds.

•                 ETEAN (Hellenic Fund for Entrepreneurship and Development) Schemes, and specifically:

•                  ACTION E “THEMATIC TOURISM, DESALINATION, WASTE MANAGEMENT, GREEN INFRASTRUCTURES, GREEN APPLICATIONS, RENEWABLE ENERGIES” aiming at financing renewable energy sources (“RES”).

•                  Action G “TEPIX- Business Restarting” aiming at covering working capital needs for business development and assisting businesses in carrying out their investment plans for micro, small and medium enterprises.

•                  Action H “TEPIX - Island Tourism Entrepreneurship” aiming at supporting micro and small enterprises which are active in the tourism sector in the Greek islands.

Total lending of these programmes (SBLD loans) for 2013 amounted to €47 million.

•                  Implementing an agreement with the European Investment Bank (“EIB”) the Bank was granted a loan with a view to financing SMEs and MidCap Businesses on favourable terms compared with other similar loans, up to the total amount of €12 million.

•                  With a view to assisting International Trade transactions by healthy domestic SMEs and MidCap Businesses whose trade counterparts face difficulties in accepting country risk, NBG implemented a new support programme through the provision of guarantees from EIB on behalf of NBG to selected foreign Correspondent Banks.

•                  With a view to creating value for the Bank and its employees through the enhancement of knowledge, competences and behaviours, 599 training sessions were carried out where attendance levels reached 11,946 (of which 5,109 participations entailed inhouse-company training sessions, 686 were run by external providers, and 6,151 were seminars of other types, e.g., e-learning, internet) equivalent to 124,569 training man-hours and a total investment of €3 million.

•                  In the context of the implementation of its Environmental Policy and Environmental Management Programme, the Bank also carried out the following actions:

•                  The development of processes/transactions with a view to reducing operating costs, rationalizing printing and saving natural resources (paper) was continued in 2013.

•                  Recycling programmes were implemented with the participation of employees. For example paper, 5,532 kg of small and large batteries, and approximately 51 tonnes of electronic and electrical equipment were recycled. In addition, 735 kg of low voltage lamps and lighting equipment were recycled through the expansion of recycling across the Bank’s branch network. In addition,

1.9 tonnes of UPS equipment was withdrawn. All these recycling programmes were implemented in cooperation with licensed contractors.

•                  As an additional measure aiming at reducing travel and commuting by the Bank’s staff and customers, the Bank continues to expand and upgrade its alternative networks that have been integrated under an umbrella of electronic services (i-bank) that provide round-the-clock services via five state-of-the-art banking services networks: the ATM network, Internet Banking, the APS network, Phone Banking and Mobile Banking.

•                  Despite the extremely adverse economic climate NBG stood by its commitment to social support, continuing its tradition of contributing to the community. Accordingly, in 2013 NBG implemented a sponsorship programme amounting to €10 million. The Bank supported a wide range of corporate, social and cultural responsibility initiatives, both directly as a bank and via its funding of the activities of the NBG Cultural Foundation (MIET) and its Historical Archives. The core lines of action focused on the Community, Cultural Heritage and Environment. Specifically:

Community

•                  SOCIETY

•                 Strengthening of actions to upgrade health services.

•                 Development of social solidarity programmes.

•                 Supporting the work of bodies and organizations with distinguished track records in the alleviation of social problems.

•                 Supporting vulnerable social groups and individuals (the elderly, children, individuals with special needs).

•                  SCIENCE — RESEARCH — TRAINING

•                 Sponsorship for scholarship programmes for bachelor and master’s degrees in Greece and abroad.

•                 Contribution to the enhancement of the education provided and support for educational programmes.

•                 Sponsorship for research programmes, awards, and support for innovative ideas.

•                 Support for scientific work and promotion of research, predominately in the form of sponsoring scientific meetings (conferences, summer schools, seminars, workshops) covering the entire spectrum of sciences.

•                 Sponsorship for the publication of books and special editions.

•                  SPORTS

•                 Continuation of multiannual sponsorship to sports organizations.

Cultural Heritage

•                  CULTURE – HISTORY –ART

•                 Sponsoring the preservation and showcasing of the historical and cultural heritage.

•                 Sponsoring the preservation and restoration of monuments, and sponsoring of archaeological excavations.

•                 Sponsorship support for initiatives involving publications of cultural and historical interest.

•                 Supporting actions and events that involve music and the performing arts.

•                  MISCELLANEOUS

•                 Support for publications, conferences and other events dealing with investment and financial issues.

Environment

•                  Support for environmental training programmes.

•                  Participation in the rehabilitation of ecosystems in regions of Greece devastated by fire.

•                  Contribution to actions designed to support biodiversity.

•                  Support for the work of bodies that are involved in environmental preservation and sustainable development actions.

•                  The Bank, within the scope of its Environmental Policy, launched in 2013 the following green banking products, which contribute to environmental protection:

•                  Loan for participation in the “Energy-Saving at Home” program, in collaboration with the National Fund for Entrepreneurship and Development (ETEAN S.A. - former TEMPME), with 16,355 approvals for 2013, amounting €81 million in total.

•                  “Green Loan”: a loan granted under favourable terms for financing the purchase and installation of energy-saving products.

•                  “Photovoltaic Home” loan for the installation of Photovoltaic Systems in homes.

•                  “Estia Green Home”: a loan for the purchase, repair or construction of energy upgraded homes.

•                  DELOS “Green Energy” Mutual Fund.

•                  The Bank participates in the JESSICA Program (Joint European Support for Sustainable Investment in City Areas) by managing the Urban Development Funds of Attica, Western Greece, the Ionian Islands and the Environment through an agreement with the European Investment Bank. The total assets under management for the Programme amount to €85 million.

•                  For yet another year the Bank contributed to the country’s efforts to improve its environmental footprint by financing RES projects worth €378 million.

Awards and Distinctions

In recognition of its ongoing endeavour to meet the needs of its customers and shareholders, and to provide full and transparent information on its CSR actions, NBG received a number of important awards and distinctions in 2013.

•                  Award for NBG’s 2012 Social Corporate Governance Report

For the sixth consecutive year, the University of the Aegean assessed the annual CSR reports published by Greek businesses active in all economic sectors. Under this assessment, NBG was awarded the second prize in the general ranking, and came first among all financial institutions.

•                  i-bank store awarded first prize in Marketing Excellence Awards

NBG’s pioneering i-bank store was awarded first prize in the “Distribution Network Administration & Trade Marketing” category of this year’s Marketing Excellence Awards.  The awards are run by the Hellenic Institute of Marketing of the Hellenic Management Association and aim at showcasing the best and most innovative activities in the sphere of marketing by companies in Greece. This year’s competition included 101 entrants from 61 companies in 6 areas of Marketing. It is worth mentioning that the Marketing Excellence Awards were first launched in 2007 and have been held every two years since then. Note that this is the third time in succession that NBG has been awarded first prize in the Marketing Excellence Awards.

•                  Triple award for NBG’s IT systems at the Business IT Excellence (BITE) Awards 2013

NBG Group’s IT unit took part in this year’s Business IT Excellence (BITE) Awards with particular success. These awards, launched by Netweek magazine with the academic support of ELTRUN, the E-Business Research Center of the Athens University of Economics and Business, are given to companies promoting IT and communication systems thereby contributing to the technological progress of the country. NBG Group’s IT unit won the following three awards:

•                  In the Governance, Risk & Compliance category, NBG won an award for adopting the new IT Governance Model, which facilitates the transformation of IT systems into a service-oriented unit. In the context of the transformation, the Group’s newly-launched Group IT Governance Sector developed a Management & Operation Framework based on international standards and best practices.

•                  In the System Integration category, the award was given in recognition of successful completion of the NBG Model Bank program designed for our overseas subsidiaries. This is a set of IT applications aiming at ensuring provision of bank services by overseas subsidiary banks by using a shared operational model that supports a network of more than 570 branches in 8 countries.

•                  In the Data Center & Green IT Infrastructures category, the award went to NBG’s Athens Data Center (ADC) in Gerakas, Attica, one of the largest data processing centers in SE Europe and a major communications hub.

•                  International award to National Bank of Greece for the “Best Developed Market Bank in Greece”

NBG was named “Best Developed Market Bank in Greece” by the international financial magazine Global Finance as part of its “World’s Best Developed Market Banks Awards 2013”, awarded for the 20th year. In awarding its “World’s Best Developed Market Banks Awards”, Global Finance identifies and rewards those banks that systematically manage, against a harsh economic backdrop, to meet customers’ needs, improve profitability and set the foundations for future success.  According to Global Finance, the best bank is chosen on the basis of specific objective criteria, both quantitative and quantitative, such as asset growth, profitability, reputation, management skills, geographical coverage, strategic relationships, as well as development of new innovative products. Top banks are proposed by bankers, senior financial officers and analysts throughout the world. This significant international award confirms once more NBG’s leading position in the Greek financial system and its commitment to its strategy focused on satisfying customer needs and contributing to the financial development of Greece.

•                  Best Bank in Greece for 2013 by Euromoney magazine

NBG was named “Best Bank in Greece” by the international finance magazine Euromoney, as part of its “Awards for Excellence 2013” awarded for the 23rd year. In awarding its “Awards for Excellence”, Euromoney collects and assesses qualitative and quantitative data on the performance of every bank. The award serves to recognize and single out those banks that have forged a leading and dynamic profile in the global and local markets where they conduct business and have outperformed their peers. According to Euromoney, against a particularly harsh economic backdrop NBG has taken initiatives to strengthen its capital position with the recent completion of its share capital increase, while it has also significantly reduced its operational costs and improved its liquidity and its loan-to-deposits ratio. This international award serves to vindicate yet again NBG’s strategic orientation with the further consolidation of its position in the Greek banking system, enabling it to continue to play its key role in the Greek economy — a role that NBG has consistently lived up to throughout its long history.

•                  NBG wins award: “Greece Best Trade Finance Bank 2013”

NBG has been awarded the distinction “Greece Best Trade Finance Bank 2013” by Global Finance magazine. The selection of the best trade finance banks involved the input and evaluation of opinions of industry analysts and experts, while it is noteworthy that for the first time Greek and multinational companies participated by voting in the selection process. The criteria for choosing the winners focused on the scope and fullness of services provided, quality of customer service, and the degree of participation in developments on a global and regional level. This award reflects the emphasis that NBG places on trade finance and especially exports, which comprise an important pillar in the drive to reboot the Greek economy. At this extremely difficult time, NBG, in line with its longstanding institutional role, supports outward-looking Greek enterprises, helping them to penetrate their target markets and ensuring the normal flow of the supply and financial chain. The leading position of NBG, its pioneering role in the provision of specialized trade finance solutions and, more generally, transaction banking, its initiatives in collaboration with players that shape global trends, and its strong links with major international financial institutions all mean that it is ideally suited to serve the needs of Greek businesses within a constantly changing environment. The award also reflects the confidence shown in NBG by its business customers and how it effectively responds to evolving market needs. Moreover, the Bank’s international standing ensures Greek enterprises the best possible terms in their endeavours to penetrate the international marketplace.

•                  NBG earns two important distinctions at the Exports Ecosystem Awards 2013

NBG received two prizes at the award ceremony “Exports Ecosystem Awards 2013” at the annual Exports Money Conference of 2013. The Conference was organised by Ethos Media S.A. in cooperation with the Union of Diplomatic Employees of Economic and Commercial Affairs (UDE ECA) under the auspices of the Hellenic Ministry of Foreign Affairs, the Hellenic Ministry of Development & Competitiveness and the Hellenic Ministry of Rural Development and Food and its objective is to highlight and explore new export market development strategies and best practices.  NBG won the award “ARGO — Best Greek exports supporting company of the year” for the leading role it has played over the years in supporting the exports of Greek companies through its customer-focused business model.  When it comes to Greek companies penetrating emerging markets, the Bank’s contribution has been of vital importance, ensuring a smooth and effective flow of the supply and financial chain. Furthermore, NBG was awarded third prize “Financial Services supporting Exports 2013” for its innovative and individualized banking export services. NBG’s know-how in Trade Finance, active participation by its personnel in counterparty negotiations, specialised services for the Chinese and Russian markets, and engagement with leading players and organisations that shape economic developments ensure that NBG keeps in step with the ever changing needs of Greek businesses. NBG has gained the market’s trust, which is not only reflected in the increasing number of Greek exporting companies that choose NBG to support their export activities, but also in the fact that it enjoys the largest share of exports in the market.

Dividends

In accordance with article 1, par. 3 of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

No dividend distribution to any class of shares was approved by the Repeat Annual General Meeting of the Bank’s Shareholders held on 12 July 2013, in compliance with the provisions of article 44a of Company Law 2190/1920.

Corporate Governance

Introduction

In accordance with article 43a, section 3(d) of Company Law 2190/1920, as amended, the Bank is obliged to include the Corporate Governance Statement, as a specific part of the annual Board of Directors’ Report. As per the said article, the Bank’s Corporate Governance Statement includes the following sections:

A.                NBG’s Corporate Governance Code (“CGC”);

B.                NBG’s Corporate Governance Practices over and above the requirements of the law;

C.                General Meeting of Shareholders and Shareholders’ rights;

D.                Board of Directors and other management, administrative and supervisory Bodies;

E.                 Internal Control System and Risk Management.

It is noted that additional information in relation to public offers for acquisitions, as mandated by Article 10 of the European Directive 2004/25/EC, is included in a separate section of the Board of Directors’ Report, namely, the Supplementary Report to the Annual General Meeting of Shareholders.

A.            NBG’S CORPORATE GOVERNANCE CODE

The Bank’s corporate governance framework is aligned with the requirements of Greek legislation, the rules of the HCMC, the Bank’s Articles of Association and regulations as well as with the stipulations of the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF, and the obligations of the Bank towards the Monitoring Trustee. The Bank, being listed on the NY Stock Exchange (“NYSE”), is also subject to the US legal and regulatory framework (Sarbanes Oxley Act), the US Securities and Exchange Commission (“SEC”) rules and the NYSE regulations.

In February 2006, the Bank’s Board of Directors (“the Board”) adopted a directional framework that describes the Bank’s corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board and also the governance of the Bank and the Group. In March 2011, in compliance with the provisions of the corporate governance framework, the Board adopted the Corporate Governance Code of the Bank, which was thereinafter amended in November 2013, with a view to bringing it into line with the RFA between the Bank and the HFSF as well as with the Bank’s obligations towards the Monitoring Trustee.

The Bank is in compliance with the Corporate Governance Code and provides explanations for any exceptions identified in accordance with Law 3873/2010. Within the context of its Corporate Governance Code, the Bank is in the process of developing a high level Chart of Authorities and Responsibilities of the Management at Group level, which is expected to be adopted by the Board in 2014, along with the relevant software. The completion of the Chart has been delayed due to the extraordinary market conditions faced by the Greek banking system during 2012 and 2013.

The Board has a self-evaluation system for assessing the effectiveness of its work and that of its committees, based on a methodology developed and approved by the Corporate Governance & Nominations Committee. Every three years, an in-depth evaluation is carried out by an external consultant whose selection and oversight are the responsibility of the Corporate Governance & Nominations Committee.

The Corporate Governance Code can be viewed on the Bank’s website: www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

B.            NBG’S CORPORATE GOVERNANCE PRACTICES

In its endeavour to maintain corporate governance excellence and enhance its existing risk management framework, the Bank has adopted the following main corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

•                  Directors’ Nomination Policy

The Directors’ Nomination Policy is based on the Corporate Governance Code and the Corporate Governance & Nominations Committee Charter.

•                  Conflict of Interest Policy for Senior Executives

The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank’s Internal Controls System, as well as preventing and managing potential conflicts of interest between the Bank and its Senior Executives, which could potentially have an adverse impact on the reputation and interests of the Bank as well as its clients, shareholders and employees.

•                  Code of Ethics

The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of national, European and international legislation and regulations which, accordingly, concern management and employees throughout the Bank and its Group in order to protect the interests of their employees, clientele and shareholders, ensure the proper operation of the financial environment, and maintain and enhance the reliability, solvency and goodwill of the Bank and its Group.

The Code of Ethics is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

•                  Insurance Cover for members of the Board of Directors of the Group companies

In compliance with the provisions of the CGC, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank and its subsidiaries arising from negligence, error or oversight by Executives and employees, and damages arising from fraud, including electronic fraud.

•                  Code of Ethics for Financial Professionals

The Code of Ethics for Financial Professionals, amended in 2012, aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons’ duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents is complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

The Code of Ethics for Financial Professionals is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

•                  Whistleblowing Policy

The Bank, in compliance with the U.S. legal and regulatory framework and SEC rules as well as the relevant provisions of Bank of Greece Governor’s Act 2577/09.03.2006, as amended, has established a Whistleblowing Policy that sets out procedures for the submission of confidential reports or comments by any party, whether anonymously or not. These reports mainly relate to behaviours employed by the Bank’s and the Group’s executives and employees that raise concerns about irregular or illegal actions related to accounting and auditing matters, which are inconsistent with international practices and regulations.

The Audit Committee of the Bank is responsible for the adoption and ongoing monitoring of the implementation of these procedures, which safeguard the confidentiality and anonymity of the received reports or comments.

The Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Contact Information / Contact Audit Committee), provides the contact information for the submission of confidential reports.

•                  Bank and Group Anti-Bribery Policy

The Bank and Group Anti-Bribery Policy aims at further enhancing the current corporate governance procedures of the Bank and Group, and in particular, the current framework that sets out the various rules adopted in order to address bribery issues, as stipulated in the relevant provisions of the Code of Ethics and the Bank’s Labour Regulation.

The Bank’s website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

•                  Bank and Group Remuneration Policy

The Bank’s and Group’s Remuneration Policy was adopted in 2010, in accordance with Management Act No 7/09.06.2010 of the Department for the Supervision of Credit and Financial Institutions of the Bank of Greece. Subsequently it was amended in 2012 to become fully aligned with the provisions of Bank of Greece Governor’s Act 2650/19.01.2012, which superseded the aforesaid Management Act No 7/09.06.2010. Additionally, the new Policy is consistent with Greek Laws 3723/2008 and 3864/2010, the RFA between the Bank and the HFSF and the Bank’s obligations towards the Monitoring Trustee. In any case, remuneration of the the Chairman, the CEO as well as other members of the Board of Directors, the General Managers and their deputies should not exceed the Bank of Greece Governor’s remuneration. Any other type of additional remuneration (bonus) of the aforementioned persons is abolished for the period during which the institution participates in the Recapitalization Plan of Greek Law 3864/2010, and as far as dividend is concerned, the provisions of the Article 1, (par. 3) of the Greek Law 3723/2008 apply proportionally. Information on the Bank and Group Remuneration Policy and general remuneration practices is available on the Bank’s website at www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

•                  Corporate Social Responsibility Policy

The Bank has adopted a Corporate Social Responsibility Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions.

The CSR policy is posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Social Responsibility / CSR framework).

C.            GENERAL MEETING OF SHAREHOLDERS AND SHAREHOLDERS’ RIGHTS

The Bank’s Articles of Association (articles 7-17 and 31-36) describe the modus operandi of the General Meeting of Shareholders (“GM”), its key responsibilities and authorities as well as the Shareholders’ rights. The Bank’s Articles of Association are available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

•                  General Meeting of Shareholders functioning and responsibilities

The GM is the Bank’s supreme, collective body. Its lawful resolutions are binding to all Shareholders, even to those absent or dissenting. All of the Bank’s Shareholders are entitled to participate in the GM. Shareholders may be represented at the GM by other, duly authorised persons. Each share entitles the holder to one vote.

The GM is the sole corporate body vested with authority to decide on:

•                  amendments to the Bank’s Articles of Association. Such amendments shall be deemed to include share capital increases or decreases, except the share capital increase for which the Board decides as per the relevant legislation and the Articles of Association;

•                  election of the members of the Board and the auditors;

•                  approval of the Group and the Bank’s annual financial report;

•                  appropriation of the annual profits;

•                  merger, split-off, transformation, revival, extension of duration or dissolution of the Bank;

•                  appointment of liquidators; and

•                  any other matter provided for by law.

The provisions of the previous paragraph do not apply to:

a)             capital increases by Board resolution pursuant to paragraphs 1 and 14 of Article 13 of the Company Law 2190/1920 as well as capital increases imposed by provisions of other laws;

b)             amendments to the Articles of Association introduced by the Board under para. 5 of Article 11, pars 2 and 13 of Article 13 and para. 4 of Article 17b of the Company Law 2190/1920;

c)              the election of Directors in replacement of Directors resigned, deceased or having forfeited their office for whatever reason, in line with the provisions of the Articles of Association pursuant to para. 7 of Article 18 of the Company Law 2190/1920;

d)             the absorption of a company fully owned by another company as per Article 78 of the Company Law 2190/1920; and

e)              the option for distribution of profits or non-mandatory reserves within the current financial year by resolution of the Board, subject to prior GM authorisation.

The GM decides on all Board proposals included in the agenda. It is convened by the Board regularly at least once a year, always within six months of the end of each financial year. Ordinarily, it is held at the Bank’s registered office or in the region of another municipality within the prefecture where the Bank’s registered office is located. The GM may also be convened extraordinarily whenever deemed necessary, at the discretion of the Board. Moreover, at the auditors’ request, the Board is obliged to convene a GM within ten (10) days as of the date such request was submitted to the Chairman of the Board, determining the agenda thereof as per the auditors’ request. Furthermore, the representative of the HFSF to the Board has the right to convene the GM in accordance to the timeframe stipulated in para. 2 of article 7 of the Law 3864/2010.

The Annual General Meeting (“AGM”) reviews and approves the annual financial report. The AGM elects at least one auditor and one substitute auditor, as specifically provided for under par. 1 of Article 33 of the Articles of Association. Following approval of the annual financial report, the AGM, by special voting, by roll call, as per the Articles of Association, decides on the discharge from personal liability of the Board and the independent auditors. With the exception of repeated GMs and GMs deemed similar thereto, the GM shall be called at least 20 days before the date set for it. The said 20-day period shall be inclusive of non-business days, but exclusive of the date the invitation is published and the date the GM is held.

The invitation to the GM at a minimum must include the place, i.e. the premises along with the exact address where the GM is to be held, the date and time thereof. The items on the agenda should be clearly specified and the Shareholders entitled to participate therein, along with precise instructions as to the method of participation and exercise of the rights thereof in person or by proxy, is displayed in a conspicuous place at the Bank’s Head Office and published as per the legal stipulations.

Any person appearing as a Shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are being held, is entitled to participate in the GM. Under article 1 of Law 3723/2008, the Bank’s preference shares entitle the representative of their holder (the Hellenic Republic) to attend the Meeting and to exercise its veto right regarding specific matters as per the provisions of art. 1 of Law 3723/2008. The HFSF exercises its voting right in the GM as stipulated in article 7α of Law 3864/2010 and the RFA between the Bank and the HFSF.

Proof of Shareholder status should be provided, by presenting to the Bank relevant written certification from HELEX at the latest by the third (3rd) day prior to the GM. The said deadline shall also apply to Shareholders’ representatives’ or proxies’ legalization documents being deposited at the Bank. Specifically, the shareholder capacity must be in effect during the registration date, as this is defined in the Notice of the General Meeting. Shareholders that have not adhered to the above provisions, may participate in and vote at the GM subject to permission thereof. Shareholders that are legal entities may participate in the GM by up to three (3) representatives each.

The annual financial statements, the Board and the auditors’ reports are available to Shareholders ten (10) days prior to the AGM, upon request.

Forty-eight (48) hours before each GM, a list of the names of the Shareholders entitled to vote thereat, along with each Shareholder’s number of shares and votes, the names of their proxies, where applicable, and the said Shareholders’ and proxies’ addresses is displayed in a conspicuous place at the Bank’s Head Office. The Board includes in the said list all the Shareholders that have adhered to the above provisions. Should a Shareholder or proxy thereof object to the list, such objection may be raised only at the commencement of the GM and prior to the deliberation on the agenda.

The Chairman of the Board provisionally chairs the GM. Should s/he be unable to attend the GM, s/he will be replaced by her/his substitute as per par. 2 of Article 21 of the Articles of Association. Should such substitute be also unable to attend, the GM will be provisionally chaired by the Shareholder that owns the largest number of shares, or by the proxy thereof. Two of the Shareholders or proxies present, designated by the Chairman, act as provisional secretaries. Following the ratification of the list of Shareholders, the GM promptly elects the Chairman and two (2) secretaries, the latter also acting as vote counters.

The GM forms a quorum and validly deliberates on the items on the agenda when Shareholders owning at least 1/5 of the paid-up capital are present or represented thereat. Should there be no such quorum, the GM must reconvene within twenty (20) days as of the date of the meeting that was cancelled, by at least ten (10) full days’ prior invitation to this effect; at such repeat meeting, the GM forms a quorum and validly deliberates on the original agenda irrespective of the portion of the paid-up share capital represented. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required.

Exceptionally, with respect to resolutions concerning:

a)             a change in corporate nationality;

b)             a change in corporate activities;

c)              an increase in Shareholder liability;

d)             a share capital increase, not provided for by the Articles of Association, as per para. 1 and 2 of Article 13 of the Company Law 2190/1920, as amended, or unless imposed by law or implemented through capitalization of reserves;

e)              a decrease in share capital, unless carried out in accordance with par. 6 of Article 16 of the Company Law 2190/1920;

f)               a change in the profit appropriation method;

g)              a corporate merger, split-off, transformation, revival, extension of duration or dissolution;

h)             delegation or renewal of powers to the Board to decide for the share capital increase as per para. 1 of Article 13 of the Company Law 2190/1920, as amended; and

i)                 in any other case provided for by law;

the GM forms quorum and validly deliberates on the agenda when Shareholders representing 2/3 of the paid-up share capital are present or represented thereat. Should no quorum be formed at the first meeting, as described in the preceding paragraph, a first repeat meeting must convene within twenty (20) days as of the first meeting, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/2 of the paid-up share capital is represented thereat. If, again, no quorum is formed, a second repeat meeting must convene within twenty (20) days, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/5 of the paid-up share capital is represented thereat. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required.

Resolutions are adopted by absolute majority of the votes represented at the GM. Exceptionally, resolutions on items that require increased quorum are adopted by a majority of 2/3 of the votes represented at the GM.

•                  Minority Rights

The shareholders’ rights of minority are in accordance with the applicable provisions of the Company Law 2190/1920 as amended and also with the relevant Articles of Association.

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board is obliged to convene an extraordinary GM setting the date thereof not later than forty-five (45) days as of the date on which the request was submitted to the Chairman of the Board. The request indicates the items on the agenda.

At the request of Shareholders representing 1/20 of the paid up share capital, the Chairman of the GM can postpone, only once, decision-making by the GM, whether it is annual or extraordinary, for a new GM to be held on the date indicated in the Shareholders’ request, but not later than thirty (30) days as of the said postponement.

The GM held following such postponement, being a continuation of the previous GM, is not subject to publication requirements as regards the invitation to Shareholders, and new Shareholders may also participate thereat subject to the provisions of Articles 12 and 13 par. 1 of the Articles of Association.

At the request of Shareholders representing 1/20 of the paid-up share capital, decision-taking on the GM agenda is by roll-call.

At the request of any Shareholder filed to the Bank at least five (5) full days before the date of the GM, the Board provides the GM with any such specific information on the Bank’s business as may be requested, insofar as it serves for real assessment of items on the agenda. Moreover, at the request of Shareholders representing 1/20 of the paid up share capital, the Board informs the GM, provided it is an annual one, of the amounts paid by the Bank to each Director or the Managers of the Bank over the last two years, and of any benefits received by such persons from the Bank for whatever reason or under any agreement with the Bank. In all of these cases the Board is entitled to decline the provision of the information requested, for good reasons, which are recorded in the minutes. Depending on the circumstances, one such good reason may be the requesting Shareholders’ representation on the Board as per para. 3 or 6 of Article 18 of the Company Law 2190/1920.

At the request of Shareholders representing 1/5 of the paid-up share capital, filed with the Bank at least five (5) full days before the GM, the Board shall provide the GM with information on the current status of corporate affairs and assets. The Board may decline to supply the information requested for good reasons, which are recorded in the minutes.

Any dispute as to the validity of the reason for declining to provide the Shareholders with the information requested shall be settled by a judgment rendered by the competent court of the place of the Bank’s registered office. By virtue of the said judgment, the Bank may be required to provide the information it had declined.

The Shareholders representing at least 1/20 of the paid-up share capital are entitled to file with the competent court a petition for an audit of the Bank in accordance with the procedure provided for by law. The said audit is ordered if the acts alleged by the petitioners are deemed likely to contravene provisions of the law, or of Articles of Association, or of GM resolutions. Under all circumstances, audit requests as above must be filed within three (3) years of approval of the annual financial statements for the year in which such acts allegedly occurred.

Shareholders representing 1/5 of the paid up share capital may file with the competent court a petition for an audit if the overall corporate performance suggests that the management of corporate affairs has not been based on sound or prudent practices.

•                  Other Shareholder Rights

Additional information on the Shareholder rights and their exercise is included in the Supplementary Report for the annual GM, as required by article 4 of Law 3556/2007, which is part of the Bank’s Annual Board of Directors’ Report.

D.            BOARD OF DIRECTORS AND OTHER MANAGEMENT, ADMINISTRATIVE AND SUPERVISORY BODIES

•                  Board of Directors of the Bank

The Bank is managed by the Board, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the current legislation and regulatory framework, including the provisions of the RFA between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

The Board’s tasks, key responsibilities and authorities are stated in detail in the Bank’s Articles of Association and Corporate Governance Code which are available on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

•                  Board of Directors’ Operation

One representative of the Greek Government, as per Law 3723/2008, and one representative of the HFSF, as per Law 3864/2010, are members of the Board.  Additional information is provided below in the section “Board of Directors Structure”.

The Board elects by absolute majority, from its members, the Chairman and the Chief Executive Officer (“CEO”), who manages the Bank. Moreover, the Board may elect Vice-Chairman/-s and Deputy CEO/-s. The Chairman and the CEO may be the same person, and the same applies for the Vice Chairman and the Deputy CEOs. However, the Bank, remaining abreast of international developments in corporate governance issues while continuously updating its corporate governance framework, distinguishes the role of the Chairman from the CEO.

•                  Responsibilities of the Board of Directors

The Board is, indicatively, responsible for:

•                  reviewing and approving the strategic direction of the Bank and the Group, including the long-term business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank’s and the Group’s Management;

•                  reviewing the Group’s corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group’s corporate governance system;

•                  acquiring shareholdings in other banks in Greece or abroad, or divestment thereof;

•                  establishing Branches, Agencies, and Representation Offices in Greece and abroad;

•                  establishing associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

•                  approving the Bank’s internal labour regulations;

•                  nominating General Managers, Deputy General Managers and Managers following recommendation by the CEO;

•                  reviewing and approving the Group and the Bank’s annual and interim financial report;

•                  issuing Bond Loans, with the exception of those for which the Bank’s GM is exclusively responsible in accordance with Greek law;

•                  approving and reviewing a Code of Ethics for the employees of the Bank and the Group;

•                  approving the Bank’s and the Group’s CSR Policy; and

•                  approving and reviewing the NBG Group Remuneration Policy upon decision of its non-executive members, following recommendation by the Human Resources & Remuneration Committee of the Board.

The Bank’s Board is supported by competent Committees, which have been established and operate for this purpose, the operation of which is in accordance with legislation and the regulatory framework, including the provisions of the RFA between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

Moreover, pursuant to article 1 of Law 3723/2008, article 10 of Law 3864/2010, and the RFA with the HFSF, the representatives of the Greek Government and the HFSF can, inter alia, veto the decision making process of the Board in relation to dividend appropriation and remuneration of the Chairman of the Board and Board members, the CEO, the Deputy CEO as well as the General Managers and their substitutes.

•                  Directors Nomination

The nomination procedure and the qualification criteria for Directors are subject to specific rules that are set out in the Bank’s Articles of Association, the Corporate Governance Code and the Directors’ Nomination Policy. Each nominee shall fulfil such criteria that ensure the appropriate governance and guidance of the Bank’s strategy in respect of economic, business and policy issues.

In selecting and proposing to the GM potential members of the Board, or in appointing new members in replacement of members who resign, the Board shall endeavour to propose candidates who meet the fit and proper requirements, as set out in the Directors’

Nomination Policy, who do not have any systematic conflict of interest with the Bank and whose nomination ensures that the Board as a collective body presents the following profile:

•                  has in-depth knowledge of the financial industry, counting amongst its members individuals that are or have been active in leadership positions in financial institutions;

•                  possesses significant business and professional experience and is socially distinguished, including, among its members, individuals that are serving or have served as Chairmen, CEOs or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board is called to decide;

•                  has a full understanding of the Bank’s client base structure and dynamics, and of the main geographic markets in which the Bank is currently active;

•                  has considerable international experience and is able to contribute to NBG’s aspirations in the geographical region in which the Bank is active;

•                  has the financial expertise required to provide effective oversight of a diversified financial services Group that operates on an international scale;

•                  ensures, as far as possible, an adequate representation of the two genders.

•                 Directors Remuneration

The Board formulates a proposal on the remuneration of its members for the services they provide, which is submitted to the GM. This proposal is formulated in line with the Bank’s Remuneration Policy, the regulation of the HR & Remuneration Committee of the Board, as well as industry best practices, in a way that adequately reflects the time and effort the members are expected to contribute to the work of the Board, while at the same time promoting effectiveness of the Board’s operations. The remuneration of the Board’s Chairman, the CEO and the Deputy CEO are determined by non-executive members of the Board.

The Bank, as mentioned above, has adopted a Remuneration Policy for determining their pay in the wider context of determining the remuneration of senior managers with the aim to promote meritocracy and the shaping of a performance oriented culture. It should be noted that during the 2013 no variable remuneration was granted to the Chairman and the executive members of the Board, while the remuneration of non-executive directors does not include bonuses in accordance with the Remuneration Policy of the Bank.

Furthermore, Board remuneration is subject to the undertakings of the Bank vis-a-vis the Monitoring Trustee.

•                  Continuous education and training of Directors

New directors participate in an induction program/session provided by the Bank in which they are being informed on risk management, financial management of the Bank’s business plan, its key financial and accounting issues its compliance and corporate governance functions, its Code of Conduct, its management structure and executive officers, and its internal and external auditors. New directors are also being provided with training documentation, which also includes their rights and responsibilities within the Bank. The induction program may also include visits to key branches of the Bank and its Group companies. The Bank develops professional training programs for all members of the Board so as to enhance the Board’s supervisory capabilities; such programs/sessions fall within the framework of their ongoing training and updating in all the aforesaid matters related to the Bank’s normal operations.

•                  Board Membership - Structure

Pursuant to the Bank’s participation in the Hellenic Republic Bank Support Plan as per Law 3723/2008, the Greek Government has the right to participate in the Board through the appointment of a representative, who has veto powers on corporate decisions relating to executives and senior management compensation and dividend policy. The Greek Government representative may also influence the Group’s strategic decisions. Mr. Alexandros Makridis was appointed as the Hellenic Republic’s representative on the Bank’s Board in accordance with the said law.

Furthermore, pursuant to Greek Law 3864/2010 and the Presubscription Agreement dated 28 May 2012, as amended and restated on 21 December 2012, the HFSF appointed Mr. Charalampos Makkas as its representative on the Bank’s Board. The HFSF representative, according also to the stipulations of the RFA between the Bank and the HFSF, is entitled to participate in the Board Committees and the committee set up with the sole responsibility for monitoring the implementation of the restructuring plan which will be approved by the HFSF and European Commission.

In the context of overseeing the implementation of the restructuring plan of the banking sector, and specifically, the implementation of any other commitments undertaken by the Greek Government relating to the Bank’s operations, Grant Thornton has been appointed as “Monitoring Trustee” with a view to ensuring compliance of the Bank with the aforesaid commitments. More specifically, the Monitoring Trustee is responsible for monitoring the implementation of the commitments concerning an effective internal control system, the implementation of the appropriate credit, deposit and risk management policies, scaling down Government assistance, control over payment of dividends, interest payments and the acquisition of own financial instruments.  The Monitoring Trustee does also have access to all the relevant files and records and is entitled to interview credit analysts and risk officers.

The current Board, whose term expires in 2016, was elected (with the exception of the representatives of the Hellenic Republic and the Hellenic Financial Stability Fund) by the 2nd Repeat Extraordinary General Meeting of Shareholders held on 23 November 2012 and was constituted as a body in its 23 November 2012 meeting.

During 2013, the following changes were made to the Board’s membership:

•                  Mr. Georgios Zanias was elected Chairman of the Board Risk Committee on 28 February 2013, replacing Mr. Stefanos Vavalidis.

•                  H.E. the Metropolitan of Ioannina Theoklitos resigned as member of the Board and its Committees at the meeting held on 9 April 2013.

•                  Mrs Maria (Marily) Frangista resigned as member of the Audit Committee on 25 April 2013.

•                  Mr. Panagiotis-Aristeides Thomopoulos was elected member of the Board of Directors. He was also appointed Chairman of the Board Risk Committee on 19 December 2013 replacing Mr. Georgios Zanias.

•                  Mr. Spyridon Theodoropoulos was elected member of the Corporate Governance & Nominations Committee on 19 December 2013.

Furthermore, on 20 February 2014, Mr. Ioannis Giannidis resigned as member of the Board and its Corporate Governance and Nomination Committee and Mr. Dimitrios Afendoulis was elected member of the Board of Directors.

The following table sets forth the current Board of Directors:

Board of Directors of the Bank

Name	Position in Board	Election Date	End of Term	Profession
Georgios P. Zanias	Chairman (Non-executive Member)	23 November 2012	2016	Chairman of the Board, Professor in the Athens University of Economics

Executive members
Alexandros G. Tourkolias	Chief Executive Officer	23 November 2012	2016	Chief Executive Officer
Petros N. Christodoulou	Deputy Chief Executive Officer	23 November 2012	2016	Deputy Chief Executive Officer
Non-executive members
Efthymios C. Katsikas	Member	23 November 2012	2016	Employee Representative
Stavros A. Koukos	Member	23 November 2012	2016	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Dimitrios N. Afendoulis	Member	20 February 2014	2016	Economist
Independent non-executive members

Stefanos C. Vavalidis	Member	23 November 2012	2016	Ex Member of the Board of Directors, European Bank for Reconstruction & Development
Spyridon J. Theodoropoulos	Member	23 November 2012	2016	Chief Executive Officer, Chipita S.A.
Panagiotis-Aristeides A. Thomopoulos	Member	19 December 2013	2016	Economist, Banker
Alexandra T. Papalexopoulou-Benopoulou	Member	23 November 2012	2016	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Member	23 November 2012	2016	Economist
Maria (Marily) A. Frangista	Member	23 November 2012	2016	Chief Executive Officer of Franco Compania Naviera S.A.
Greek Government Representative (L.3723/2008)
Alexandros N. Makridis	Member	26 February 2009	2016	Economist, Chairman of the Board & Chief Executive Officer of Chrysafidis S.A.
Representative of the Hellenic Financial Stability Fund (Law 3864/2010)
Charalampos A. Makkas	Member	11 June 2012	2016	Economist

Board and Board Committees’ Secretary
Panagiotis A. Dasmanoglou		28 January 2014*	2016	Assistant General Manager-Group Chief Compliance Officer

*At the Board of Directors’ meeting held on 28 January 2014, Mr. Panagiotis Dasmanoglou was elected as the Secretary of the Board replacing Mr. Michael A. Frousios.

During 2013, the Bank’s Board convened thirty-four times in total.

During 2013, the BoD Committees convened in total forty three times.

14.3% (2 out of 14) of the Board Members are women.

Directors’ short CVs have been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors).

•                  Board Committees

Five Committees have been set up and operate at Board level. Respective charters have been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees). The Committee’s members are remunerated annually for their participation in each.

Board Risk Committee

The Board Risk Committee was established by Board decision (meeting no. 1308/20.7.06) in accordance with the requirements of Bank of Greece Governor’s Act No. 2577/9.3.2006.

In 2013, the Board Risk Committee convened seven times. The Committee amended its Charter in order to comply with the provisions of the RFA between the Bank and the HFSF. The updated Charter was approved by the Board on 27 November 2013. In 2013, the Committee was informed in detail on a regular basis, and consulted, concerning the risk appetite of the Bank, reviewed the Risk Management Annual Report 2012 and gave relevant information to the Board of Directors. Furthermore, the Committee recommended to the Board of Directors the appointment of the new Chief Risk Officer. Finally, it received and assessed significant methodologies which fall within its scope of work, such as the IT Disaster Recovery Plan, and advised on important decisions that affect the Bank’s business plan under its risk appetite.

Since 19 December 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance & Nominations Committee.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the charter of the Committee available on the Bank’s website at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Human Resources & Remuneration Committee

The Human Resources & Remuneration Committee (“HRRC”) was established by Board decision (meeting no. 1259/ 5.5.2005).

In 2013, the HRRC convened seven times. The Committee amended its Charter in order to comply with the provisions of the RFA between the Bank and the HFSF. The updated Charter was approved by the Board on 24 October 2013. In 2013, the Committee worked on the implementation of Bank of Greece Governor’s Act No. 2650/2012 and 2651/2012 taking the necessary remedial measures, and carried out a review of the Benefits Policy. Furthermore, it reviewed the management appraisal system of Group staff performance and the implementation of payroll software, as well as the redefinition of wage costs of the Bank. In addition, the Committee approved the Board of Directors and Committees members’ remunerations for the fiscal year 2012 and set the remunerations of the Chairman, the CEO, Deputy CEO and of the non-executive members of the Board until the General Meeting of 2014. Last, the Committee dealt with the contracts, upgrade and appointments of General Managers and Deputy General Managers of the Bank, and the Voluntary Retirement Scheme for the employees of NBG.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the charter of the Committee posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Corporate Governance & Nominations Committee

The Corporate Governance & Nominations Committee (“CGNC”) was established by Board decision (meeting no. 1259/ 5.5.2005).

In 2013, the CGNC convened four times. During the course of the year, the Committee worked on the implementation and alignment of the Bank with international corporate governance best practices, reappointing its members, evaluating the methodology for measuring Board performance and effectiveness and amending its Charter in compliance with the RFA between the Bank and the HFSF. In addition, the Committee was updated regarding the new regulatory framework introduced by the new EU Directive 2013/36 (CRD IV). The updated Charter was approved by the Board on 27 November 2013.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Strategy Committee

The Strategy Committee was established by Board decision (meeting no. 1387/ 29.9.2009).

In 2013, the Strategy Committee met eight times and examined strategic restructuring of the Bank and the Group, including the acquisition of FBB and Probank, the proposal to merge with Eurobank-Ergasias S.A., and its recall, participation in the TT’s disposal process, and strategic decision making regarding NBG Group companies.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter has been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Audit Committee

The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor’s Act No. 2577/2006, Law 3693/2008 (article 37) and the Sarbanes-Oxley Act (“SOX”).

The members of the Committee are elected by the GM upon recommendation of the Corporate Governance & Nominations Committee to the Board Chairman. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is composed of five non-executive and independent Directors, at least one of whom is a financial expert with adequate knowledge and experience in auditing issues. The Committee’s members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee employs a specialised consultant who reports directly to the Chairman of the Committee.

The current Audit Committee members were elected, as per the requirements of Law 3693/2008, by the Repeat General Meeting of Shareholders on 12 July 2013, following the consent of the Corporate Governance & Nominations Committee and the Board. The Committee’s term of office was set for one year.

In 2013, the Audit Committee convened seventeen times. The Committee amended its Charter in order to comply with the provisions of the RFA between the Bank and the HFSF. The updated Charter was approved by the Board on 24 October 2013. During the course of the year the Committee reviewed the quarterly and annual financial statements of the Bank and its Group, monitored on a quarterly basis and evaluated on an annual basis the operations of the NBG Group Internal Audit Division and NBG Group Compliance Division, and assessed the adequacy of the internal audit systems in line with Bank of Greece Governor’s Act No. 2577/2006, carried out the external auditor selection process for the Bank and its Group, ensuring the independence, objectivity and effectiveness of its operation, and submitted to the Board the respective proposals for the appointment of the external auditor to be elected by the General Meeting. In addition, the Committee was updated on a regular basis regarding the scope of evaluation and progress of work in the framework of the Bank’s compliance with the legal requirements of SOX (articles 404 and 302), progress in the organization and IT projects of the Group, the Conflict of Interest Policy for Senior Executives of the Bank, governance of compliance risk, and the Whistle Blowing Policy of the Bank and its Group. Finally, the Committee prepared on a quarterly and annual basis performance reports, in line with the approved monthly rolling agenda of the Committee for 2013.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

The table below sets out the attendance of each member of the Board and the Board Committees’ meetings in 2013 as well as the respective compensation.

Attendance of members of the Board (times) in 2013 and respective compensation

Name	Board	Audit Committee	Board Risk Committee		HR and Remuneration Committee	Corporate Governance and Nomination Committee	Strategy Committee	Compensation (in €)
Chairman (Non-executive member)
Georgios P. Zanias (1)	34	—	7		6	4	8	54,000
Executive members
Alexandros G. Tourkolias	34	—	6	*	—	—	8	36,000
Petros N. Christodoulou	33	—	7	*	—	—	8	36,000
Non-executive members
Ioannis C. Giannidis (2)	22	—	—		—	4	—	27,000
Efthymios C. Katsikas	31	—	—		—	—	—	18,000
Stavros A. Koukos	25	—	—		—	—	—	—
Independent non-executive members
H.E. the Metropolitan of Ioannina Theoklitos	3	—	—		1	—	—	6,750
Stefanos C. Vavalidis	19	10	6		—	—	6	45,000
Spyridon J. Theodoropoulos	26	—	—		4	—	4	36,000
Panagiotis-Aristeides A. Thomopoulos (3)	—	—	—		—	—	—	—
Alexandra T. Papalexopoulou-Benopoulou (4)	26	11	—		7	—	6	45,000
Petros K. Sabatacakis (5)	23	17	5		—	—	7	45,000
Maria (Marily) A. Frangista	20	3	—		—	4	—	30,000
Greek Government Representative
Alexandros N. Makridis	28	13	—		—	4	—	36,000
HFSF Representative
Charalampos A. Makkas	33	17	7		7	4	—	54,000

(1) Mr. Georgios Zanias is Chairman of the Corporate Governance & Nominations Committee and the Strategy Committee.

(2) On 20 February 2014, Mr. Ioannis Giannidis resigned as member of the Board and its Corporate Governance and Nomination Committee.

(3) Until 28 February 2013 the Chairman of the Board Risk Committee was Mr. Stefanos Vavalidis. For the period 28.2.2013 — 19.12.2013 Mr. Georgios Zanias was Chairman of the Committee. On 19 December 2013 Mr. Panagiotis-Aristeides Thomopoulos was elected Chairman of the Board Risk Committee.

(4) Ms. Alexandra Papalexopoulou-Benopoulou is Chairperson of the Human Resources & Remuneration Committee and Audit Committee Vice Chairperson.

(5) Mr. Petros Sabatacakis is Chairman of the Audit Committee.

* Members of the Board Risk Committee until 19 December 2013.

Mr. Miltiadis Stathopoulos, the Bank’s General Counsel and General Manager of Corporate Governance, participates in all Board Committees without voting rights.

As a result of the relationship with the Bank, in 2013 the Chairman, the Executive members and the Non-executive members of the Board, received compensation as set out in the table below.

Name	Gross Compensation (in €)
Chairman (Non-executive member)
Georgios P. Zanias	267,134
Executive members
Alexandros G. Tourkolias	267,134
Petros N. Christodoulou	261,899
Non-executive members
Ioannis C. Giannidis	55,558
Efthymios C. Katsikas	54,510
Stavros A. Koukos	83,070

In 2013, the above individuals did not receive any additional compensation (bonus).

•                  Management, administrative and supervisory bodies of the Bank

The key supervisory, management and administrative bodies of the Bank in which executive members of the Board participate, include the Senior Executive Committee, the Asset and Liability Committee (“ALCO”), the Executive Credit Committee, the Disclosure & Transparency Committee, the Provisions and Write-Off Committee, the Risk Management Council, the Crisis Management Committee and the Compliance & Reputational Risk Committee.

Senior Executive Committee

The Senior Executive Committee was established in 2004 and it is the supreme executive body that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic and executive powers in regard to the more efficient operation of the Group and the monitoring of the execution of the Bank’s business plan, as well as approval authority that cannot be delegated to other members of the Bank’s management or to other collective bodies of the Bank.

The Committee is currently comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Petros Christodoulou	Deputy CEO
Member	Paula Hadjisotiriou	Group Chief Financial Officer*
Member	Damianos Charalampidis	Chief of Operations
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)**
Member	Nelly Tzakou-Lampropoulou	General Manager of Retail Banking***
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member without voting rights	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance

*Since 16 July 2013.

**Since 19 December 2013. Until 19 December 2013, Mr Mylonas was a member of the Executive Committee as General Manager of Strategy and International Activities. Till 30 September 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

***Since 28 June 2013. Till 28 June 2013, the position of General Manager of Retail Banking was held by Mr. Andreas Athanasopoulos.

Also, Mr. Omer Aras, Chairman and Group Chief Executive Officer of Finansbank is invited every two months so as to inform the Senior Executive Committee on issues related to international activities and Finansbank. Members’ short CVs have been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Management and Organizational structure/ Members).

Asset and Liability Committee (ALCO)

ALCO was established in 1993. The Committee’s key purpose is to establish the Bank’s and its Group financial sector entities’ strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current regulatory framework and market conditions, as well as the risk limits set by the Bank.  The Committee is currently comprised of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)*
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Nelly Tzakou-Lampropoulou	General Manager of Retail Banking**
Member	Paula Hadjisotiriou	Group Chief Financial Officer***

*Since 19 December 2013. Till 30 September 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

** Since 28 June 2013. Till 28 June 2013, the position of General Manager of Retail Banking was held by Mr. Andreas Athanasopoulos.

***Since 16 July 2013.

Executive Credit Committee

The Executive Credit Committee was established in 2008 and its purpose is the optimization and the sound operation of the risk taking limits. The Committee is comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)*
Member	Konstantinos Bosikas	Chief Credit Risk Officer**

*Since 19 December 2013. Till 30 September 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

**Since 19 December 2013. Till 30 September 2013, the position of Chief Credit Risk Officer was held by Mr. Dimitris Frangetis.

The General Counsel & General Manager of Corporate Governance is also present at the meetings of the Executive Credit Committee.

Disclosure and Transparency Committee

The Disclosure and Transparency Committee was established in 2003 in order to be aligned with the US legal requirements for the financial markets. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank to the SEC.

The Committee is comprised of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Deputy Chairman & Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Paula Hadjisotiriou	Group Chief Financial Officer*
Member	Damianos Charalampidis	Chief of Operations
Member	Nelly Tzakou-Lampropoulou	General Manager of Retail Banking**
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)***
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	George Kaloritis	Chief Internal Auditor****
Member	Panagiotis Dasmanoglou	Group Chief Compliance Officer

*Since 16 July 2013.

**Since 28 June 2013. Till 28 June 2013, the position of General Manager of Retail Banking was held by Mr. Andreas Athanasopoulos.

***Since 19 December 2013. Until 19 December 2013, Mr Mylonas was a member of the Disclosure and Transparency Committee as General Manager of Strategy and International Activities. Till 30 September 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

****Since 28 January 2014. Till 28 January 2014, the position of Chief Internal Auditor was held by Mr. Petros Fourtounis.

The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

Provisions and Write Offs Committee

The Committee was established in 2010. Its purpose is the decision making process on the provisions and write offs of Bank claims of any nature, which are considered by the Committee to be liable of a loss in value.

The following members participate in the Committee:

Chairman	Alexandros Tourkolias	CEO
Member	Petros Christodoulou	Deputy CEO
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)*
Member	Paula Hadjisotiriou	Group Chief Financial Officer **
Member	Marianna Politopoulou	General Manager of Group Retail Collections
Member	Konstantinos Bosikas	Chief Credit Risk Officer***
Member	Omer Aras	Chairman & CEO Finansbank A.S.

*Since 19 December 2013. Until 19 December 2013, Mr Mylonas was a member of the Provisions and Write Offs Committee as General Manager of Strategy and International Activities. Till 30 September 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

**Since 16 July 2013.

***Since 19 December 2013. Till 30 September 2013, the position of Chief Credit Risk Officer was held by Mr. Dimitris Frangetis.

The Committee is convened at the invitation of its Chairman.

Risk Management Council

The Committee was established in 2013 and is responsible for overseeing and managing all risks. It is also responsible for the establishment of policies relating to credit risk, market risk, operational risk and reputational risk and to comply with these policies. The Risk Management Council also determines the overall risk management framework.

The following members participate in the Committee:

Chairman	Alexandros Tourkolias	CEO
Member	Petros Christodoulou	Deputy CEO
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)*
Member	Paula Hadjisotiriou	Group Chief Financial Officer**
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Nelly Tzakou-Lampropoulou	General Manager of Retail Banking***
Member	Marianna Politopoulou	General Manager of Group Retail Collections
Member	Konstantinos Bosikas	Chief Credit Risk Officer****

*Since 19 December 2013. Until 19 December 2013, Mr Mylonas was a member of the Risk Management Council as General Manager of Strategy and International Activities. Till 30 September 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

**Since 16 July 2013.

***Since 28 June 2013. Till 28 June 2013, the position of General Manager of Retail Banking was held by Mr. Andreas Athanasopoulos.

****Since 19 December 2013. Till 30 September 2013, the position of Chief Credit Risk Officer was held by Mr. Dimitris Frangetis.

The General Manager of Treasury & Global Markets and the General Counsel & General Manager of Corporate Governance attend the meetings as observers.

Crisis Management Committee

The Crisis Management Committee was established in 2013.  Through the Crisis Management Committee, the Bank aims to effectively coordinate the actions necessary to deal with unforeseen situations which may jeopardise the smooth operation of the Bank; inform, mobilise and coordinate the Bank’s relevant units, taking into account the nature, extent and the size of the crisis; and solve problems that require immediate attention.

The Committee is composed of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Damianos Charalampidis	Chief of Operations
Member	Nelly Tzakou Lambropoulou	General Manager of Retail Banking
Member	Marianna Politopoulou	General Manager of Group Retail Collections
Member	Telemachos Palaiologos	General Manager of Procurement & Security
Member	Nikolaos Christodoulou	Group Chief Information Officer
Member	Georgios Koutsoudakis	Deputy General Manager of Corporate Banking*
Member	Panagiotis Georgiou	Deputy General Manager of Branch Network
Member	Angelos Katsikas	Deputy General Manager of Business Processes
Member	George Kaloritis	Chief Internal Auditor*
Member	Dimitrios Spyropoulos	Journalist

* Since 30 January 2014. Till 27 September the position of the Deputy General Manager of Corporate Banking was held by Mr. Theofanis Panagiotopoulos.

* Since 28 January 2014. Till 28 January 2014, the position of Chief Internal Auditor was held by Mr. Petros Fourtounis.

The Committee convenes at the invitation of its Chairman.

Compliance & Reputational Risk Committee

The Compliance & Reputational Risk Committee was established in 2013. The Committee ensures the adequacy of the Bank’s and the Group’s controls that enable compliance with the regulatory framework as well as with the Policies of the Bank and the Group. Additionally, the Committee ensures that the management of reputational risk is in accordance with the risk appetite that has been approved by the Board of Directors and with the creation of long-term value for shareholders.

The Committee is composed of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)*
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Nelly Tzakou Lambropoulou	General Manager of Retail Banking
Member	Ioanna Katzilieri-Zour	Deputy General Manager of Group Marketing and Communications
Member	Panagiotis Dasmanoglou	Group Chief Compliance Officer

*Since 19 December 2013. Until 19 December 2013, Mr Mylonas was a member of the Compliance & Reputational Risk Committee as General Manager of Strategy and International Activities. Till 30 September 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

The Chairman can invite other executives of the Bank and Group to attend, if necessary.  The Committee is convened at least quarterly and ad hoc as deemed necessary at the invitation of its Chairman.

E. INTERNAL CONTROL SYSTEM AND MANAGEMENT OF RISKS

•                  Main features of the Internal Control System

Aiming to ensure the good reputation and credibility of the Bank and the Group towards shareholders, customers, investors and the supervisory and other independent authorities, the Bank provides for the continuous enhancement of its Internal Control System (“I.C.S.”). The I.C.S. refers to the set of controls and processes that cover all activities on an ongoing basis and is designed to ensure that the Bank and the Group operate effectively.

The I.C.S. aims to achieve the following main objectives:

•                  Consistent implementation of the Group business strategy through the efficient use of available resources;

•                  Identification and management of the undertaken risks, including the operational risk;

•                  Completeness and reliability of data and information that are necessary for the accurate and timely determination of the Group’s financial position and the production of reliable financial statements filed to Greek and other authorities abroad;

•                  Compliance with the local and international institutional framework (e.g. Law 3016/2002, Bank of Greece Governor’s Act No 2577/2006, Sarbanes Oxley Act) that governs the operation of the Bank and the Group, including internal regulations, IT systems and codes of ethics;

•                  Adoption of Corporate Governance best practices; and

•                  Prevention and avoidance of any errors and irregularities that may put at risk the reputation and the interests of the Bank, its shareholders and customers.

The Board, with the assistance of its Committees, in the context of the review of the corporate strategy and the significant business risks, adopts appropriate policies aiming to ensure an adequate and effective I.C.S. for the Bank and the Group. The management is responsible for establishing and maintaining adequate controls and procedures, depending on the nature of activities and the undertaken risks, for assessing any I.C.S.’s deficiencies and finally undertaking the necessary corrective actions.

•                  Risk Management Framework

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the Bank of Greece and the Hellenic Capital Market Committee, as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises of a number of different constituents.  In particular, the Board has established the Board Risk Committee overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division and to the NBG Group Market and Operational Risk Management Division which are supervised by the Group Chief Risk Officer, who reports to the Board Risk Committee. During 2012, the Bank, with the assistance of an external consultant, reviewed the risk governance system of NBG and resulted in a concrete action plan for its reform. In this context, in 2013, the Senior Executive Committee decided to reform the architecture of the management level risk committees of the Bank, by providing its approval for the establishment (at Group level) of the Risk Management Council, the New Product Committee and the Compliance & Reputational Risk Committee.

The Bank’s ALCO sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Group Compliance Division (“GCD”) oversees all internal and external compliance matters, such as applicable Greek and EU laws and regulations, as well as supervisory authorities’ decisions. The GCD reports directly to the Bank’s Board through its Audit Committee. The Group Internal Audit—Inspection Division (“GIAID”), which reports directly to the Board through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment (the detailed presentation of the Bank’s and the Group’s risk management framework is cited in the Notes to the Financial Statements — see Note 4).

•                  Management of risks relating to the process of financial statements preparation

Management is responsible for establishing and maintaining an adequate I.C.S. over the financial reporting which provides reasonable assurance regarding the reliability of financial statements and reports that are prepared in accordance with the applicable generally accepted accounting principles. In this context, the Group’s policies and procedures provide reasonable assurance that transactions are recorded as necessary, receipts and expenditures are made only in accordance with the authorizations of management and any unauthorized acquisition, use or disposition of Group’s assets is timely prevented or detected. These policies and procedures are supported by the appropriate IT and accounting systems.

The Bank’s Audit Committee is responsible for monitoring and annually evaluating the adequacy and effectiveness of the I.C.S. of the Group based on the reports submitted by the GIAID, the GCD, the Group SOX Unit (Finance Division) and the external auditors. The Audit Committee monitors the process of the financial statements preparation in accordance with the International Financial Reporting Standards (“IFRS”) and the accounting principles generally accepted in the United States of America (“US GAAP”), and reports to the Bank’s Board. Furthermore, the Audit Committee monitors the progress of the corrective actions undertaken in the context of the internal controls over financial reporting.

The GIAID is administratively independent from other Bank’s and Group’s units. The Chief Internal Auditor is appointed or dismissed exclusively by the Bank’s Board, based on the recommendation of the Audit Committee and the Bank’s CEO. The appointment or dismissal of the Chief Internal Auditor is communicated to the Bank of Greece and the HCMC. The Chief Internal Auditor reports on the GIAID’s activities directly to the Audit Committee on a monthly basis and to the Bank’s Board, through the Audit Committee on a quarterly basis. The GIAID performs systematic assessment of the I.C.S. of the Bank and its Group, in order to evaluate the adequacy and effectiveness of the risk management and governance framework as this is designed and established by Management.

The GCD is functionally independent from other Bank and Group units and is responsible for regular monitoring and control of issues and reports regarding the Bank’s and Group’s legal and regulatory compliance. The GCD ensures the timely prevention of risks relating to potential breach of regulatory rules and acts, supervises the implementation of Policies such as those regarding Anti-money Laundering / counter financing of terrorism, senior executives conflict of interest, anti-bribery, and of Policies adopted in compliance with the Law 3606/2007 on markets in financial instruments (MiFID). For compliance issues, GCD is the contact point with the Regulatory Authorities and updates the Audit Committee and the Board accordingly.

The external auditor, throughout the fiscal year, reports to the Audit Committee any significant deficiencies or material weaknesses identified in the I.C.S. during the audit. The Audit Committee submits proposals to the Boards of Directors regarding the required corrective actions and monitors their implementation. Additionally, the Audit Committee makes proposals on the appointment of the external auditors, pre-approves services rendered to the Group and monitors the balance of audit and non-audit services in order to ensure auditor’s independence.

Additionally, management performs an annual assessment of the effectiveness of the Group I.C.S. over financial reporting established for the US GAAP purposes and in compliance with the Sarbanes Oxley Act, as a result of the Bank’s listing on the NYSE. In this context, the Group has the following two processes in place:

Assessment of I.C.S. over financial reporting

Specifically, for the preparation of financial statements in accordance with US GAAP and in compliance with SOX, Management performs annual assessment of the effectiveness of the Group’s I.C.S. over financial reporting, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (COSO). The results of the assessment are included in the Annual Report 20-F filed with the US Securities Exchange Committee (SEC). The assessment is conducted by the Group SOX Unit (Finance Division of the Bank) and concerns the review of the efficiency of the control mechanisms that have been identified in critical processes on a Group level. The effectiveness of the Group’s I.C.S. over financial reporting for SOX purposes that is audited by the external auditors annually is in progress.

Assessment of disclosure controls and procedures

The Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer, with the participation of Management of Group entities, perform an evaluation of the effectiveness of the disclosure controls and procedures of the Group and present the conclusions in the Annual Report 20-F which is filed with the SEC. Disclosure controls and procedures are defined as those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in reports submitted under the US Securities Exchange Act of 1934 is properly recorded, processed, summarized and reported in a timely manner. For the assessment of the disclosure controls and procedures, the “self-assessment” method is applied by the management of the involved Group units.

The Bank’s Disclosure and Transparency Committee is informed about any significant deficiencies or material weaknesses which may be identified during the annual assessment of the I.C.S. over financial reporting and the disclosure controls and procedures described above. Any material weaknesses identified, are disclosed to the SEC following the approval of the Disclosure and Transparency Committee. In such a case the audit opinion on SOX is qualified. The Bank’s Audit Committee is informed of the decisions of the Disclosure and Transparency Committee.

For fiscal year 2013, Management report and the certifications on the assessment of the disclosure controls and procedures and the I.C.S. over financial reporting will be included in the 20-F Annual Report which will be filed with the SEC. The 20-F Annual Report will be posted on Bank’s internet site www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Supplementary Report

To the Annual General Meeting of Shareholders

Of National Bank of Greece

Pursuant to article 4 of Law 3556/2007

Pursuant to article 4 of Law 3556/2007, listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ supplementary report to the General Meeting of Shareholders contains the required additional information.

A) Share capital structure

The Bank’s share capital on 31 December 2013 amounted to €2,072,827,747.5 and is divided into: (a) 2,396,785,994 common shares of a nominal value of €0.30 each, (b) 12,639,831 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) of article 4 of the Bank’s Articles of Association, of a nominal value of €0.30 each, and (c) 270,000,000 redeemable, registered preference shares under Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of article 4 of the Bank’s Articles of Association, of a nominal value of €5.00 each.

The Bank ordinary shares are listed for trading on the ATHEX and on the New York Stock Exchange in the form of ADRs.

The rights of the shareholders of the Bank, arising from each share, are at first proportional to the percentage of the share capital to which the paid-in share value corresponds. Each share carries the rights stipulated by law and the Articles of Association, with the reservation of the rights of 2,022,323,827 intangible ordinary shares held by HFSF falling under the restrictions of article 7a par.1 of Greek Law 3864/2010. In particular:

(a)         1. The following rights arise out of the 374,462,167 ordinary shares (corresponding to an amount of €112 million or 5.42% of the Bank’s total share capital) not owned by HFSF:

•                  The right to participate in and vote at the General Meeting of Shareholders.

•                  The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the net profit following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20.0% of the paid up share capital of a subsidiary company of the Bank pursuant to Company Law 2190/1920, art. 45, par. 2 currently in force. In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force. This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of the Bank’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favour of the Greek state.

•                  The preemptive right to each share capital increase in cash and issue of new shares.

•                  The right to receive a copy of the Bank’s financial statements and of the certified public accountants’ report and the Board of Directors’ report.

•                  The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association).

•                  Pursuant to Law 3723/2008, article 1 par. 3 of Law 3723/2008, as amended by article 28 of Law 3756/2009, article 39 of Law 3844/2010 and finally article 4 (par.3c) of Law 4063/2012, for the whole period during which the Bank participates in the Hellenic Republic’s Bank Support Plan, payment of dividends on common shares is restricted to stock dividends. Stock dividends in this case cannot derive from repurchased shares. Dividend on preferred shares issued abroad, are excluded from this regulation. Moreover, during the period of the banks’ participation in the liquidity enhancement plan according to Law 3723/2008, share repurchase is prohibited.

2. The 2,022,323,827 common shares held by HFSF (corresponding to an amount of €607 million or 29.27% of the Bank’s total share capital) according to the Article 7a par.1 of the Greek Law 3864/2010, giving the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Company Law 2190/1920 on “sociétés anonymes”. Specifically, in order to calculate quorum and majority at the General Meeting, the shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations among others in case it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations obligations which are included in the restructuring plan or which promote its implementation.

Moreover, the common shares held by HFSF provide also, as the common shares held by other private investors, dividend rights, preemptive right in case of share capital increase and the right to receive a copy of the financial statements and auditors’ reports, as mentioned above.

Furthermore, these common shares provide the HFSF representative to the Bank’s Board of Directors, the following rights under the Law:

1.              The right to request convening of the General Meeting of the Shareholders within the deadlines provided by paragraph 2, of Article 7, of the Law.

2.              Veto power over any decision taken by the Board of Directors:

i.                  Regarding the distribution of dividends and the remuneration policy concerning the Chairman, the CEO as well as other members of the Board of Directors, the General Managers and their deputies; or

ii.               If the decision in question could seriously jeopardize the interests of depositors or seriously affect the Bank’s liquidity or solvency or its overall sound and smooth operation (such as business strategy, management of assets and liabilities, etc.)

3.              The right to request an adjournment of any meeting of the Bank’s Board of Directors for three (business) days, in order to receive instructions from the HFSF Board,  which consults with the Bank of Greece for this purpose. This right may be exercised until the end of the Board of Directors’ meeting.

4.              The right to request convocation of the Board of Directors.

5.              The right to approve the appointment of the Chief Financial Officer.

While exercising the aforementioned rights to the Bank’s Board, the HFSF Representative should by law take into consideration the commercial autonomy of the Bank. Finally, the HFSF Representative for the purposes of this Law has free access to the Bank’s books and records with consultants of his choice.

(b)         Related to 12,639,831 preferred shares (corresponding to an amount of €4 million or 0.18% of the Bank’s total share capital)

•                  The privileges of the Preference Shares are (i) the right to collect, before the ordinary shares and, if existing, other class of preference shares of the Bank ranking or expressed to rank junior to the Preference Shares, a euro denominated annual dividend (which may be expressed as being equal to a USD amount) that may be payable by the Bank in USD, (the Preferred Dividend); (ii) the right to collect the Preferred Dividend also from the payment of dividend amounts described under article 45 par. 2 of the Company Law 2190/1920 and until full exhaustion of such amounts; and (iii) the right to collect before the ordinary shares and other Junior Obligations of the Bank an amount denominated in Euro equal to the sum of the nominal value and any premium paid, which may be determined by reference to a fixed US dollar amount, which may be payable in US dollars by the Bank, from the liquidation proceeds of the Bank, including above par reserves formed after the issuance of the Preference Shares (Liquidation Preference).

•                  The Preference Shares do not entitle their holders to cumulative dividends and are not convertible into common shares. The Preference Shares are issued without voting rights, subject to those cases where voting rights exist by operation of mandatory provisions of law.

•                  The approval of the payment of Preferred Dividends on the Preference Shares, will be declared on an annual basis at the absolute discretion of the Annual General Meeting of the Bank out of Distributable Funds under 44a of the Company Law 2190/1920. Subject to the provisions relating to paragraphs 8 to 9 of point (xlvii) of paragraph 2 of article 4 of the Bank’s Articles of Association, the Bank will not be permitted to pay any Preferred Dividend on the Preference Shares if such Preferred Dividend together with any dividends previously paid and/or approved for payment in respect of Preferred Dividend Parity Obligations in the then current financial year would exceed the Distributable Funds under 44a or if the Bank of Greece has requested in writing the non-payment of dividend (including the amounts of dividend distributed under article 45 par. 2 of the Company Law 2190/1920) to the common and preferred shareholders of the Bank.

•                  The Preference Shares will be redeemable by the Bank in accordance with the provisions of article 17b of the Company Law 2190/1920. The Bank is entitled to redemption at the First Call Date, as well as on any date thereafter following an invitation to all the Preferred Shareholders. The redemption is effected by payment to each Preferred Shareholder of an amount equal to the Redemption Amount. Such redemption will be subject to the prior consent of the Bank of Greece.

The non-cumulative non-voting Redeemable Preference Shares were offered in the form of American Depositary Shares in the United States. The American Depositary Shares are evidenced by American Depositary Receipts and are listed in the New York Stock Exchange.

(c)          Related to 270,000,000 preferred shares pursuant to Law 3723/2008 (corresponding to an amount of €1,350 million or 65.13% of the Bank’s total share capital). The new preference shares issued by the Bank and taken up by the Greek state entail the following privileges:

•                  The right to receive payment of a fixed return, calculated on a 10.0% basis over the selling price of each preference share to the Greek State

(i) in priority over the common shares;

(ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008; and

(iii) irrespective of distribution of dividend to the rest of the Bank’s shareholders and provided that, following payment of the said fixed return, the Bank’s capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

•                  The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder (“PS”) and paid within one month as of the AGM approval of the annual financial statements for the respective year, subject to availability of distributable funds, in the sense of Article 44a of the Company Law 2190/1920, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Common Shareholders’ GM resolution. In the event of lack of sufficient distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.  The new preference shares can be redeemed by the Bank at the offer price after the lapse of five years, or even earlier, upon Bank of Greece approval. If the five-year period lapses and no GM resolution on repurchase of the preference shares has previously been passed, then by resolution of the Minister of Economy and Finance taken following a Bank of Greece proposal, the annual fixed return payable to the Greek State pursuant to Article 1, par. 3 of Law 3723/2008 shall be subject to a gradual cumulative increase of 2% per annum.

•                  The right to vote at the Preferred Shareholders’ GM under the circumstances provided for by the Company Law 2190/1920.

•                  The right to participate in the Bank’s Board by a representative thereof appointed to the Board as an additional member thereof (the “Greek State representative”).

•                  The Greek State representative’s right to exercise a veto over any decision of a strategic nature, or materially affecting the Bank’s legal or financial status and requiring GM approval, or related to distribution of a dividend and bonus policy for the Bank’s Chairman, Chief Executive Officer, other Board Members, General Managers and substitutes thereof by resolution of the Minister of Finance, or that may be deemed by the Greek State representative to affect depositors’ interests or materially affect the Bank’s credit standing and normal course of business.

•                  The Greek State representative’s right to attend the Common Shareholders’ GM and to exercise, during deliberation and decision-taking, a veto over the abovementioned issues.

•                  The Greek State representative’s right of free access to the Bank’s books and records, restructuring and viability reports, plans to meet the Bank’s medium-term financing needs, and data regarding the level of credit provided to the real economy, for the purposes of Law 3723/2008.

•                  The right to collect from the Bank’s liquidation proceeds in priority over all other shareholders.

B) Restrictions on transfers of Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association, except for the ordinary shares held by HFSF and are subject to the provisions of article 8 of Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

In particular, according to article 8 of Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank’s capital increase, provided that par.1 of article 7a of Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF’s discretion, so long as all shares are disposed of within the time limits referred to above.  The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law.  Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants (for further details see following section F) NBG Shareholders’ agreements), HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7 — 11 of Article 3 of Law 3864/2010.

C) Significant direct and indirect holdings as per Law 3556/2007

As of 31 December 2013, there are no significant direct or indirect holdings as per Law 3556/2007, i.e. of a direct or indirect participation percentage higher than 5.0% of the aggregate number of the Bank’s ordinary shares, except for the 2,022,323,827 ordinary dematerialised registered shares with voting rights held by HFSF following the Bank’s recapitalization in 2013 and falling under the restrictions of article 7a par.1 of Cabinet Act 38/2012.

D) Shares with special control rights

There are no shares with special control rights with the following exceptions.

1. Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan in 2009, the issuance of shares pursuant to article 1 par.3 of Law 3723/2008 and the appointment of a member to the Bank’s Board of Directors by the Greek state, the latter through its representative has the aforementioned (Section A point c) rights of Law 3723/2008 and, among others, veto power on any decision of a strategic nature, or materially affecting the Bank’s legal or financial status and requiring GM approval, or related to dividend distribution and to the compensation of the Bank’s Chairman, the Chief Executive Officer and the other Board of Directors members as well as the General Managers and the Deputy General Managers, or any decision that may put depositors’ interests at risk or materially affect the Bank’s credit standing and smooth operation.

2. According to the stipulations of article 6 par. 9 of Law 3864/2010, as amended and in force, HFSF appointed on 11 June 2012 a representative to the Bank’s Board of Directors, with the abovementioned (Section A point a.2) rights of Law 3864/2010.

In particular, the HFSF has the legal duty according to law 3864/2010, as amended and in force, to cater for (a) the efficient management of its investment in the Bank in a manner that protects the value of its investments and minimizes risks to the Greek citizen; (b) that the Bank operates on market terms; (c) that in due time the Bank returns to private ownership in an open and transparent manner; (d) that compliance with State Aid rules is achieved. Moreover, HFSF monitors compliance of the Bank with the restructuring plan that will be submitted to the European Commission, which will have to provide its consent according to the stipulations of Article 6 par.5 of Law 3864/2010.

For the purpose of accomplishing the aforementioned, the Bank and HFSF entered into a RFA dated 10 July 2013.

This Agreement determines the relationship between the Bank and HFSF and the matters related with, amongst others, (a) corporate governance of the Bank; (b) development of the approved Restructuring Plan; (c) material obligations of the Restructuring Plan and transition of HFSF voting rights of; (d) monitoring of the implementation of the Restructuring Plan and the Bank’s implied risk profile; and (e) HFSF’s consent for Material Matters as defined in Clause 3.5a of the Agreement.

Moreover, the RFS mentions that subject to its provisions, the applicable Law and the Charter Documents, the Bank’s decision making bodies will continue to determine independently, amongst others, the Bank’s commercial strategy and policy (including business plans and budgets) in compliance with the Restructuring Plan and the decisions on the day-to-day operation of the Bank will continue to rest with the Bank’s competent bodies and officers, as the case may be, in accordance with their statutory, legal and fiduciary responsibilities.

Furthermore, under this RFS, the Bank shall provide HFSF, its designated representatives and their professional advisors with all information and data concerning the NBG Group and related matters in order for HFSF to safeguard its property rights and its investment, monitor the Bank’s implementation of the Restructuring Plan and to exercise its statutory and contractual rights and fulfil its statutory obligations. To that end, the Bank shall cooperate effectively and the HFSF’s Executive Board and the Bank’s Executive Committee members shall meet at least once per quarter and the Bank’s management and the HFSF’s senior officers shall meet at least once per month. In addition to the above, one of the HFSF Representatives to the Bank’s Board of Directors is appointed as a member to the Audit Committee, the Risk Committee, Corporate Governance and Nomination Committee and Human Resources and Remuneration Committee.

According to the provisions of the RFA, the HFSF Representatives in the Board of Directors will have the following rights:

i. To request the Board to convoke the General Assembly of Shareholders within the deadlines described in the Law 3864/2010 or to include items on the agenda to be discussed at a General Assembly to be convoked by the Board. The Board shall have the obligation to convoke the General Assembly upon respective request of the HFSF Representatives and to include the proposed items in the respective invitation for the convocation of the General Assembly.

ii. To request that the Board and the Committees they participate in, are convened within the next seven (7) days from the Representatives’ written request to the Chairman of the Board or the Committee, where they shall also include the proposed items on the agenda. If the Chairman of the Board/Committee does not proceed to the convocation of the Board within the above deadline or does not include all the proposed items in the invitation, then the HFSF Representatives shall be entitled to convoke the Board/Committee within five (5) days as of the expiry of the abovementioned period.

iii. To include items in the agenda of a Board meeting scheduled or a Committee where the Representative participates. For this purpose, HFSF Representatives will submit in writing to the Chairman of the Board or the Committee, the desired additional items on the agenda at least two (2) business days prior to the date of the Board/Committee meeting. The Chairman of the Board/Committee must include these items in the agenda of the scheduled Board/Committee meeting.

Additionally, the HFSF Representatives shall have in respect of the Agreement free access to the credit institution’s books and records for the purposes of the Law 3864/2010 with consultants of their choice in order to ensure the effective exercise of the HFSF rights under the Law, including monitoring of the implementation of the Restructuring Plan.

E) Restrictions to voting rights

There are no restrictions on voting rights issuing from the ordinary shares pursuant to the Bank’s Articles of Association, except for the restrictions on ordinary shares held by HFSF which are subject to the provisions of article 7a par.1 of Law 3864/2010, as abovementioned.

Furthermore and pursuant to the Bank’s Articles of Association, the holders of preference shares have no voting rights, except for the cases where this is strictly provided by the Law and in particular under the provisions of article 1 of Law 3723/2008 (as amended and in force) as stated in previous Section A.

F) NBG Shareholders’ agreements

Referring to shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights arising from the Bank’s shares, HFSF, according to article 7 par.4 of Law 3864/2014 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on 26 June 2013, 245,779,626 Warrants were granted to private investors participating in the aforementioned capital increase of the Bank according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on 27 June 2013.

In particular, warrants are transferable securities with no restrictions concerning their transfer. Each warrant incorporates the right of its holder to purchase from HFSF 8.22923881005499 ordinary shares, acquired by HFSF due to its participation in the above capital increase of Bank. The warrants do not provide voting rights to holders or owners thereof.

The call options embedded in the Warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, will be announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange at least 10 days prior to each date of exercise of the warrants.

The exercise price of the call option for each warrant in order to acquire new shares held by HFSF, will be equal to €4.29 plus accrued interest at an annual rate of 3% plus the margin:

•                  1% (100 basis points) for the first year from the Issue Date;

•                  2% (200 basis points) for the second year from the Issue Date;

•                  3% (300 basis points) for the third year from the Issue Date;

•                  4% (400 basis points) for the fourth year from the Issue Date; and

•                  5% (500 basis points) for the remaining period

on the number of new shares that the holder of the warrant is entitled to acquire upon exercise of his right. The exercise price will be adjusted accordingly in the event of corporate actions and shall be announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange. The last exercise date (27 December 2017) is the date of expiry of the warrants.

After 36 months from the issuance of the warrants, HFSF may, under certain conditions, transfer the underlying common shares to third parties without any compensation being owed to holders of warrants that decide not to acquire those shares.

After the end of the first exercise period (27 December 2013) a total of 31,046 warrants were exercised on shares of the Bank, held by HFSF. The exercised Warrants represent 255,410 ordinary shares or 0.011% of the total ordinary shares. The respective amount paid to HFSF by those who exercised their warrants is €1 million.

As a consequence, the warrants currently remaining in force are 245,748,580, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 2,022,323,827.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors, as well as for amendments to the Articles of Association are the same as the corresponding provisions of the Company Law 2190/1920. In addition, relevant provisions regarding the appointment and replacement of Board members are included in the Corporate Governance Code and the Charter of the Corporate Governance and Nomination Committee that were updated in 2013 within the context of relevant provisions of the Relationship Framework Agreement, and in the NBG Board Nomination Policy. Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan as per Law 3723/2008, the Greek State appoints an additional member to the Bank’s Board of Directors, as its representative, for the whole period the Bank participates into this plan.

In the context of the recapitalization of the Greek banks and specifically pursuant to the provisions of Greek Law 3864/2010, as currently in force, and Cabinet Acts 15/2012 and 38/2012, and following the contribution on 28 May 2012 to the Bank by HFSF of EFSF bonds as an advance for the participation in the Bank’s future share capital increase, HFSF, pursuant to the Presubscription Agreement dated 28 May 2012 and executed by the Bank, HFSF and EFSF, as amended and restated on 21 December 2012, appointed a Representative to the Bank’s Board of Directors that following the aforementioned Relationship Framework Agreement of 10 July 2013 has the rights provided by Law 3864/2010 and the terms of the Relationship Framework Agreement.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

Issue of new shares

Pursuant to the provisions of Company Law 2190/1920 Article 13 par. 1, by General Meeting resolution, subject to the publication requirements provided for under Company Law 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed from the General Meeting, each time for a period of up to 5 years.

On 18 February 2010, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Company Law 2190/1920 and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is €1,696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

Stock options

Regarding the warrants of Cabinet Act 38/2012 referred to above, the aforementioned provisions apply.

In accordance with Company Law 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Program may be launched for the management and staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Currently, there are no active Stock Options Programs.

Purchase of own shares

In accordance to Company Law 2190/1920 Article 16 par. 5-9, pursuant to a General Meeting resolution, companies listed on the ATHEX may purchase up to 10% of their own shares (“treasury shares”) via ATHEX.  However, as long the Bank participates in the Hellenic Republic’s Bank Support Plan and pursuant to the restrictions imposed by the related Law 3723/2008 (article 1 par.5 as amended by Law 3756/2009), the Bank is not allowed to repurchase any own shares. Moreover, according to article 16C of Law 3864/2010 during the period of HFSF participation in the capital of the Bank, it is prohibited for the Bank to purchase own shares without HFSF approval.

During 2013, NBG Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 10,167,100 and disposed of 9,770,521 of the Bank’s shares at the amount of €47 million and €45 million respectively. On 31 December 2013, the Bank did not hold any own shares, while NBG Securities S.A., held 397,655 own shares corresponding to 0.006% of the Bank’s total share capital with a cost of €2 million.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

Alexandros Tourkolias

Chief Executive Officer

Independent Auditor’s Report

for the year ended 31 December 2013

TRANSLATION

Independent Auditor’s Report

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Report on the Stand-Alone and Consolidated Financial Statements

We have audited the accompanying stand-alone and consolidated financial statements of the “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”), which comprise the stand-alone and consolidated statement of financial position as at December 31, 2013, and the stand-alone and consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Stand-Alone and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these stand-alone and consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, and for such internal control as Management determines is necessary to enable the preparation of stand-alone and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these stand-alone and consolidated financial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the stand-alone and consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the stand-alone and consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the stand-alone and consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the stand-alone and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the stand-alone and consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying stand-alone and consolidated financial statements present fairly, in all material respects, the financial position of the Bank and the Group as of December 31, 2013, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Report on Other Legal and Regulatory Requirements

The Directors’ Report includes a Corporate Governance Statement which provides the information required according to the provisions of paragraph 3d of Article 43a and paragraph 3f of article 107 of Codified Law 2190/1920.

We have agreed and confirmed the content and consistency of the Directors’ Report to the accompanying stand-alone and consolidated financial statements according to the provisions of the articles 43a, 108 and 37 of the Codified Law 2190/1920.

Athens, 31 March 2014

The Certified Public Accountants

Emmanuel A. Pelidis	Beate Randulf
Reg. No. SOEL: 12021	Reg. No. SOEL: 37541

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

Statement of Financial Position

as at 31 December 2013

		Group		Bank
€ million	Note	31.12.2013	31.12.2012	31.12.2013	31.12.2012
			As restated		As restated
ASSETS
Cash and balances with central banks	17	5,910	4,500	2,195	1,213
Due from banks	18	2,847	4,318	3,478	4,195
Financial assets at fair value through profit or loss	19	3,087	5,429	2,411	5,006
Derivative financial instruments	20	3,671	3,693	2,581	3,380
Loans and advances to customers	21	67,250	69,135	46,327	47,000
Investment securities	22	17,477	8,315	13,470	4,540
Investment property	23	535	280	—	—
Investments in subsidiaries	46	—	—	8,209	8,907
Equity method investments	24	143	159	7	7
Goodwill, software and other intangible assets	25	1,709	2,138	111	134
Property and equipment	26	1,755	1,969	263	331
Deferred tax assets	27	2,409	1,297	2,189	1,085
Insurance related assets and receivables	28	721	636	—	—
Current income tax advance		441	371	435	340
Other assets	29	2,754	2,558	2,259	1,801
Non-current assets held for sale	30	221	—	262	—
Total assets		110,930	104,798	84,197	77,939

LIABILITIES
Due to banks	31	27,897	33,972	26,473	33,287
Derivative financial instruments	20	3,029	4,770	2,559	4,373
Due to customers	32	62,876	58,722	45,290	40,908
Debt securities in issue	33	2,199	2,385	810	600
Other borrowed funds	34	1,607	1,386	102	205
Insurance related reserves and liabilities	35	2,404	2,460	—	—
Deferred tax liabilities	27	53	80	—	—
Retirement benefit obligations	12	530	388	487	328
Current income tax liabilities		46	48	—	—
Other liabilities	36	2,406	2,629	2,093	2,168
Liabilities associated with non-current assets held for sale	30	9	—	—	—
Total liabilities		103,056	106,840	77,814	81,869

SHAREHOLDERS’ EQUITY
Share capital	38	2,073	6,138	2,073	6,138
Share premium account	38	11,975	3,326	11,972	3,325
Less: treasury shares	38	(2)	—	—	—
Reserves and retained earnings	40	(6,935)	(11,748)	(7,662)	(13,393)
Equity attributable to NBG shareholders		7,111	(2,284)	6,383	(3,930)

Non-controlling interests	41	683	70	—	—
Preferred securities	42	80	172	—	—
Total equity		7,874	(2,042)	6,383	(3,930)

Total equity and liabilities		110,930	104,798	84,197	77,939

Athens, 20 March 2014

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 48 to 154 form an integral part of these financial statements

Income Statement

for the year ended 31 December 2013

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.12.2013	31.12.2012	31.12.2013	31.12.2012
			As restated		As restated
Interest and similar income		5,520	6,230	2,517	3,080
Interest expense and similar charges		(2,363)	(2,865)	(1,069)	(1,412)
Net interest income	6	3,157	3,365	1,448	1,668

Fee and commission income		793	776	237	231
Fee and commission expense		(264)	(281)	(236)	(264)
Net fee and commission income / (expense)	7	529	495	1	(33)

Earned premia net of reinsurance		530	695	—	—
Net claims incurred		(463)	(564)	—	—
Earned premia net of claims and commissions	8	67	131	—	—

Net trading income / (loss) and results from investment securities	9	(95)	(431)	(169)	(687)
Net other income / (expense)	10	113	(33)	592	(108)
Total income		3,771	3,527	1,872	840

Personnel expenses	11	(1,530)	(1,380)	(915)	(793)
General, administrative and other operating expenses	13	(811)	(733)	(339)	(319)

Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(206)	(209)	(88)	(92)

Amortisation and write-offs of intangible assets recognised on business combinations		(20)	(22)	—	—
Finance charge on put options of non-controlling interests		(5)	(5)	(5)	(5)
Credit provisions and other impairment charges	14	(1,373)	(2,966)	(1,026)	(2,483)
Impairment of Greek government bonds		—	(187)	—	(163)
Share of profit / (loss) of equity method investments	24	(5)	2	—	—
Loss before tax		(179)	(1,973)	(501)	(3,015)

Tax benefit / (expense)	15	986	(158)	1,119	89
Profit / (loss) for the period		807	(2,131)	618	(2,926)

Attributable to:
Non-controlling interests		(2)	(4)	—	—
NBG equity shareholders		809	(2,127)	618	(2,926)

Earnings / (losses) per share - Basic and diluted	16	€0.62	€(10.62)	€0.45	€(15.41)

Athens, 20 March 2014

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 48 to 154 form an integral part of these financial statements

Statement of Comprehensive Income

for the year ended 31 December 2013

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.12.2013	31.12.2012	31.12.2013	31.12.2012
			As restated		As restated

Profit / (loss) for the period		807	(2,131)	618	(2,926)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(91)	522	—	208
Currency translation differences, net of tax		(1,150)	107	—	—
Cash flow hedge, net of tax		36	(2)	—	—

Total of items that may be reclassified subsequently to profit or loss		(1,205)	627	—	208

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset, net of tax		37	(54)	25	(34)
Total of items that will not be reclassified subsequently to profit or loss		37	(54)	25	(34)
Other comprehensive income / (expense) for the period, net of tax		(1,168)	573	25	174

Total comprehensive income / (expense) for the period		(361)	(1,558)	643	(2,752)

Attributable to:
Non-controlling interests		(5)	(3)	—	—
NBG equity shareholders		(356)	(1,555)	643	(2,752)

Athens, 20 March 2014

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 48 to 154 form an integral part of these financial statements

Statement of Changes in Equity — Group

for the year ended 31 December 2013

	Attributable to equity holders of the parent company
	Share capital		Share premium			Available -for-	Currency	Net	Cash	Defined	Reserves &		Non-
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	sale securities	translation reserve	investment hedge	flow hedge	benefit plans	Retained earnings	Total	controlling Interests	Total
Balance at 1 January 2012 as reported	4,780	1,358	2,943	383	—	(324)	(1,329)	(457)	(4)	—	(8,073)	(723)	470	(253)
Adjustments due to new pronouncements	—	—	—	—	—	—	—	—	—	(114)	—	(114)	—	(114)
Balance at 1 January 2012 as restated	4,780	1,358	2,943	383	—	(324)	(1,329)	(457)	(4)	(114)	(8,073)	(837)	470	(367)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	522	117	—	(2)	(54)	(10)	573	—	573
Loss for the period	—	—	—	—	—	—	—	—	—	—	(2,127)	(2,127)	(4)	(2,131)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	522	117	—	(2)	(54)	(2,137)	(1,554)	(4)	(1,558)
Issue and repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	114	114	(214)	(100)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	—	(3)	(3)	—	(3)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(3)	(3)	(10)	(13)
(Purchases) / disposals of treasury shares & preferred securities	—	—	—	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Balance at 31 December 2012 & at 1 January 2013	4,780	1,358	2,943	383	—	198	(1,212)	(457)	(6)	(168)	(10,103)	(2,284)	242	(2,042)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(91)	(1,085)	—	36	37	(62)	(1,165)	(3)	(1,168)
Profit/(loss) for the period	—	—	—	—	—	—	—	—	—	—	809	809	(2)	807
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(91)	(1,085)	—	36	37	747	(356)	(5)	(361)
Share capital increase	953	—	9,076	—	—	—	—	—	—	—	—	10,029	—	10,029
Reduction of par value per share	(5,014)	—	—	—	—	—	—	—	—	—	5,014	—	—	—
Share capital issue costs	—	—	(238)	—	—	—	—	—	—	—	—	(238)	—	(238)
Repurchase of preference shares	—	(4)	—	(189)	—	—	—	—	—	—	74	(119)	—	(119)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	55	55	(91)	(36)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	26	26	617	643
(Purchases)/ disposals of treasury shares	—	—	—	—	(2)	—	—	—	—	—	—	(2)	—	(2)
Balance at 31 December 2013	719	1,354	11,781	194	(2)	107	(2,297)	(457)	30	(131)	(4,187)	7,111	763	7,874

The notes on pages 48 to 154 form an integral part of these financial statements

Statement of Changes in Equity — Bank

for the year ended 31 December 2013

	Share capital		Share premium			Available for sale	Currency	Defined	Other reserves &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	benefit plans	retained earnings	Total
Balance at 1 January 2012 as reported	4,780	1,358	2,942	383	—	(164)	—	—	(10,365)	(1,066)
Adjustments due to new pronouncements	—	—	—	—	—	—	—	(111)	—	(111)
Balance at 1 January 2012 as restated	4,780	1,358	2,942	383	—	(164)	—	(111)	(10,365)	(1,177)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	208	—	(34)	—	174
Loss for the period	—	—	—	—	—	—	—	—	(2,926)	(2,926)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	208	—	(34)	(2,926)	(2,752)
Conversion of branch to subsidiary	—	—	—	—	—	—	—	—	(1)	(1)
Balance at 31 December 2012 & at 1 January 2013	4,780	1,358	2,942	383	—	44	—	(145)	(13,292)	(3,930)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	—	25	—	25
Profit for the period	—	—	—	—	—	—	—	—	618	618
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	—	25	618	643
Share capital increase	953	—	9,076	—	—	—	—	—	—	10,029
Reduction of par value per share	(5,014)	—	—	—	—	—	—	—	5,014	—
Share capital issue costs	—	—	(240)	—	—	—	—	—	—	(240)
Repurchase of preference shares	—	(4)	—	(189)	—	—	—	—	74	(119)
Balance at 31 December 2013	719	1,354	11,778	194	—	44	—	(120)	(7,586)	6,383

The notes on pages 48 to 154 form an integral part of these financial statements

Cash Flow Statement

for the year ended 31 December 2013

	Group		Bank
	12-month period ended		12-month period ended
€ million	31.12.2013	31.12.2012	31.12.2013	31.12.2012
		As restated		As restated
Cash flows from operating activities
Profit / (loss) before tax	(179)	(1,973)	(501)	(3,015)
Adjustments for:
Non-cash items included in income statement and other adjustments:	1,774	3,228	614	2,597

Depreciation and amortisation on property & equipment, intangibles and investment property	226	231	88	92
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	3	(138)	(67)	(147)
Credit provisions and other impairment charges	1,430	3,172	1,023	2,648
Provision for employee benefits	216	20	203	7
Share of (profit) / loss of equity method investments	5	(2)	—	—
Finance charge on put options of non-controlling interests	5	5	5	5
Dividend income from investment securities	(3)	(4)	(358)	(2)
Net (gain) / loss on disposal of property & equipment and investment property	(4)	2	—	1
Net (gain) / loss on disposal of subsidiaries	—	(158)	(155)	—
Net (gain) / loss on disposal of investment securities	(191)	75	(135)	(21)
Interest from financing activities and results from repurchase of debt securities in issue	75	45	10	10
Valuation adjustment on instruments designated at fair value through profit or loss	217	14	205	17
Negative goodwill	(208)	—	(210)	—
Other non-cash operating items	3	(34)	5	(13)

Net (increase) / decrease in operating assets:	6,362	(2,695)	6,028	1,964
Mandatory reserve deposits with Central Bank	(525)	13	(19)	410
Due from banks	1,551	(68)	496	504
Financial assets at fair value through profit or loss	1,632	(1,401)	1,882	(1,187)
Derivative financial instruments assets	23	(165)	790	(673)
Loans and advances to customers	3,774	(651)	2,831	3,167
Other assets	(93)	(423)	48	(257)

Net increase / (decrease) in operating liabilities:	(9,031)	(1,325)	(8,677)	(3,527)
Due to banks	(6,393)	(136)	(7,127)	(582)
Due to customers	111	(1,156)	614	(3,229)
Derivative financial instruments liabilities	(1,640)	393	(1,754)	527
Retirement benefit obligations	(29)	(79)	(13)	(33)
Insurance related reserves and liabilities	(56)	(177)	—	—
Income taxes paid	(203)	(123)	(88)	—
Other liabilities	(821)	(47)	(309)	(210)
Net cash from / (for) operating activities	(1,074)	(2,765)	(2,536)	(1,981)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	561	—	616	—
Participation in share capital increase of subsidiaries	—	—	—	(241)
Disposals of subsidiaries, net of cash disposed	19	37	—	—
Acquisition of equity method investments	—	(14)	—	(1)
Dividends received from investment securities & equity method investments	8	6	24	2
Purchase of property & equipment, intangible assets and investment property	(212)	(244)	(48)	(90)
Proceeds from disposal of property & equipment and investment property	7	7	—	—
Purchase of investment securities	(8,554)	(7,869)	(327)	(3,651)
Proceeds from redemption and sale of investment securities	8,276	10,546	1,109	3,386
Net cash (used in) / provided by investing activities	105	2,469	1,374	(595)

Cash flows from financing activities
Share capital increase	1,079	—	1,079	—
Repurchase of preference shares	(119)	—	(119)	—
Proceeds from debt securities in issue and other borrowed funds	3,244	2,931	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(3,298)	(2,697)	(90)	(790)
Acquisition of additional shareholding in subsidiaries	(8)	(38)	—	(26)
Disposal of shareholdings in subsidiaries without of loss of control	543	—	542	—
Proceeds from disposal of treasury shares	27	121	—	—
Repurchase of treasury shares	(29)	(121)	—	—
Dividends on preferred securities	—	(3)	—	—
Share capital issue costs	(238)	(10)	(240)	(10)
Net cash from/ (for) financing activities	1,201	183	1,172	(826)
Effect of foreign exchange rate changes on cash and cash equivalents	(144)	9	(36)	(10)
Net increase / (decrease) in cash and cash equivalents	88	(104)	(26)	(3,412)
Cash and cash equivalents at beginning of period	4,167	4,271	3,524	6,990
Adjustments in cash and cash equivalents at beginning of period due to conversion of Albania branch to subsidiary	—	—	—	(54)
Cash and cash equivalents at end of period	4,255	4,167	3,498	3,524

The notes on pages 48 to 154 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 173 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officer
Petros N. Christodoulou

Non-Executive Members*
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative
Dimitrios N. Afendoulis **	Economist

Independent Non-Executive Members ***
Stefanos C. Vavalidis	Former member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Managing Director, Franco Compania Naviera S.A.
Panagiotis - Aristeidis A. Thomopoulos****	Economist
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

* On 20 February 2014, Ioannis C. Giannidis resigned from his position as a non executive member of the Bank’s Board of Directors.

**On 20 February 2014, Mr Dimitrios N. Afendoulis was elected as a member of the Board of Directors.

*** On 9 April 2013, HE the Metropolitan of Ioannina Theoklitos resigned from his position as an independent non executive member of the Bank’s Board of Directors.

****  On 19 December 2013, Mr Panagiotis-Aristeidis A. Thomopoulos was elected as a member of the Board.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’ s shareholders elected the above Board of Directors which was constituted as a body in its 23 November 2012 meeting. The term of the above members expires at the annual General Meeting in 2016.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, on February 26, 2009 the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors. Furthermore, on 11 June 2012 the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr Charalampos Makkas as its representative on the Bank’s Board of Directors.

The financial statements are subject to approval from the Bank’s Annual Shareholders Meeting.

These financial statements have been approved for issue by the Bank’s Board of Directors on 20 March 2014.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                     Basis of preparation

The consolidated financial statements of the Group and the separate financial statements of the Bank for the year ended 31 December 2013 (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: impairment of loans-and-receivables, valuation of financial instruments not quoted in active markets, including OTC derivatives and certain debt securities, impairment of investment securities, impairment assessment of goodwill and intangible assets recognized in business combinations, assessment of the recoverability of deferred tax assets (“DTA”), estimation of retirement benefits obligation, insurance reserves, liabilities from unaudited tax years and contingencies from litigation. Actual results in the future may differ from those reported.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2                     Going concern

Act 13/28.03.2013 issued by the Executive Committee of the Bank of Greece established new limits for Core Tier I (CT1) ratio and Common Equity ratio at 9% and 6% respectively. The Act also introduced a cap on the recognition on Deferred Tax Asset in CT1 ratio, set at 20% of CT1. This cap was removed by Act 36/23.12.2013 on 31 December 2013.

As at 31 December 2013, the Group’s CT1 ratio has increased to 10.3%, (31 December 2012: 7.8%) following:

a)            the completion, in June 2013, of the Bank’s recapitalization through the share capital increase of €9,756 million of which €1,079 million was contributed by private investors and €8,677 million by the HFSF, which now holds 84.4% of ordinary shares, but with restrictions on voting rights and on the sale of the shares;

b)             2013 attributable profit for the period of €809 million, which was aided by the improving economic environment in Greece; and

c)              certain actions completed by Management, such as the disposal of a 66% participation interest out of the 100% held in subsidiary NBG Pangaea REIC, a Liability Management Exercise, deleveraging and de-risking and the buy-back of US Preference shares.

Furthermore, all actions currently completing (e.g. the application of the IRB approach for Finansbank’s loan portfolio and the disposal of our subsidiary Astir Palace) are expected to further increase the CT1 ratio (see also Note 4.7).

Although, the Group’s deposits in Greece, increased by €4.8 billion in 2013, the crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. However, as of 13 March 2014, the funding from ECB has decreased to €19 billion (31 December 2012: €30.9 billion) all of which was through European Central Bank’s (“ECB”) Regular Open Market Operations. Furthermore, as of 31 December 2013, additional financial assets of nominal value €30 billion (31 December 2012: €18 billion) were available for further liquidity (see also Note 4.5.1 Liquidity risk management).

Based on the above, Management has concluded that the going concern principle is appropriate.

2.3                    Adoption of International Financial Reporting Standards (IFRS)

2.3.1                     New standards, amendments and interpretations to existing standards applied from 1 January 2013

• Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (effective for annual periods beginning on or after 1 July 2012). The adoption of the above amendment by the Group has been applied retrospectively and had no financial impact; the amendments to IAS 1 change the grouping of the items presented in OCI. Items that will be reclassified (or recycled) to profit or loss in the future are presented separately from those in which subsequent reclassification is not allowed. Income tax is also presented separately for each of the above classifications.

The amendments do not change the nature of the items that are recognized in OCI, nor do they impact the determination of whether items in OCI are reclassified through profit and loss in future periods.

Notes to the Financial Statements

Group and Bank

• IAS 19 (revised) “Employee Benefits” (“IAS 19R”) (effective for annual periods beginning on or after 1 January 2013). The amendments:

•                  eliminate the ability to defer recognition of actuarial gains and losses (i.e., the corridor approach) and accelerate the recognition of past service costs. As revised, amounts recorded in profit or loss are limited to service cost (current service cost, past service cost) including the effect of curtailments) and gains or losses on settlements) and net interest on the net defined benefit liability/(asset). The defined benefit obligation net of plan assets is recorded on the statement of financial position, with changes resulting from remeasurements (comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan asset (excluding interest)) recognized immediately in OCI, with no subsequent recycling to profit or loss, in order to reflect the full value of the plan deficit or surplus.

•                  modify the accounting for termination benefits including distinguishing benefits provided in exchange for service and benefits provided in exchange for termination of employment and affect the recognition and measurement of termination benefits.

IAS 19R requires retrospective application and the impact from its adoption is presented in Note 51.

• IFRS 13 “Fair Value Measurement” (effective for annual periods beginning on or after 1 January 2013).

•                  defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market between market participants at the measurement date under current market conditions (i.e. exit price);

•                  sets out in a single IFRS a framework for measuring fair value; and

•                  requires disclosures about fair value measurements.

The fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurement, except for share-based payments transactions that are within the scope of IFRS 2 “Share-based Payment”, leasing transactions that are within the scope of IAS 17 “Leases”, and measurements that have some similarities to fair value but are not fair value (e.g. value in use for impairment assessment purposes). IFRS 13 does not change when fair value is used, but rather describes how to measure fair value when fair value is required or permitted by IFRS. IFRS 13 requires prospective application from 1 January 2013. In addition, based on transitional provisions, the disclosure requirements of the Standard need not be applied in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, the Group has not made any new disclosures required by IFRS 13 for the 2012 comparative period (see Note 4.8 for the 2013 disclosures). Other than the additional disclosures, the application of IFRS 13 did not have a material impact on the financial statements of the Group and the Bank.

• Amendments to IFRS 7 “Disclosures — Offsetting Financial Assets and Financial Liabilities” (Effective for annual periods beginning on or after 1 January 2013).  Amends the disclosure requirements in IFRS 7 Financial Instruments: Disclosures to require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements (such as collateral posting requirements) even if they are not set off under IAS 32. The amendments have been applied retrospectively and did not have impact on the amounts reported in the financial statements of the Group and the Bank.

• Annual Improvements to IFRSs 2009-2011 Cycle (effective for annual periods beginning on or after 1 January 2013), which clarified:

•                  the requirements for comparative information in IAS 1 and IAS 34;

•                  the classification of certain types of equipment as property, plant and equipment in IAS 16;

•                  the accounting for the tax effect of distributions to holders of equity instruments in IAS 32; and

•                  the requirements in IAS 34 on segment information for total assets and liabilities.

The Group has applied these amendments, but they did not have an impact on the financial statements of the Group and the Bank.

2.3.2                     New standards, amendments and interpretations to existing standards effective after 2013

• IFRS 10 “Consolidated Financial Statements” (as amended), IFRS 11 “Joint Arrangements” (as amended), IFRS 12 “Disclosure of Interests in Other Entities” (as amended), IAS 27 “Separate Financial Statements” (Amendment), IAS 28 “Investments in Associates and Joint Ventures” (Amendment) (effective for annual periods beginning on or after 1 January 2014 as endorsed by the EU).

IFRS 10 provides a single consolidation model and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 changes definition of control such that an investor has control over the investee when a) it has power over the investee; b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 replaces the consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” which now only deals with the requirements for separate financial statements and SIC-12 “Consolidation—Special Purpose Entities”.

IFRS 11 replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities—Non-monetary Contributions by Venturers”. It requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement and, when relevant, other facts and circumstances.. Joint arrangements are either joint operations or

Notes to the Financial Statements

Group and Bank

joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Unlike IAS 31, the use of “proportionate consolidation” to account for joint ventures is not permitted.

IAS 28 “Investments in Associates and Joint Ventures” (2011) supersedes IAS 28 “Investments in Associates” and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

IFRS 12 is a new disclosure standard which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

The Group will adopt the above standards on 1 January 2014 in accordance with the EU Regulation 1254/11.12.2012. The Management anticipate that the application of these five standards will not have a significant impact on amounts reported in the consolidated financial statements.

• IAS 32 “Financial Instruments: Presentation” (Amendment) (effective for annual periods beginning on or after 1 January 2014). The amendment provides clarifications on the application of the offsetting rules. The Group will apply this amendment as of 1 January 2014, but it is not expected to have a material impact on the Consolidated and Bank financial statements.

• IFRS 9 “Financial Instruments” effective for annual periods beginning on or after 1 January 2018, as issued by the IASB). IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended (a) in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition and (b) in November 2013 to include the new general hedge accounting model and allow early adoption of the requirement to present fair value changes due to own credit on liabilities designated at fair value through profit or loss to be presented in other comprehensive income. Key requirements of IFRS 9:

•                  all recognised financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are required to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•                  with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•                  Put in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

The Group has not applied this standard and is currently evaluating the impact of IFRS 9 on the Consolidated and Bank financial statements and the timing of its adoption. Although the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Group’s and the Bank’s financial assets and financial liabilities, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

• IFRIC “Interpretation 21 Levies” (IFRIC 21) (effective for annual periods beginning on or after 1 January 2014). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that binds the entity to pay the levy, as specified in the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The Group and the Bank does not expect that IFRIC 21 will have material impact on the Consolidated and stand alone financial statements.

•  IAS 36 (Amendments) Recoverable Amount Disclosures for Non-Financial Assets (Applicable to annual periods beginning on or after 1 January 2014). Amends IAS 36 “Impairment of Assets” to remove the requirement to disclose the recoverable amount of assets or cash-generating units to which a significant amount of goodwill (or intangibles assets with indefinite useful lives) has been allocated in periods when no impairment or reversal has been recognized, to clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The Group and the Bank have not applied this amendment, but it is not expected to have a material impact on the Consolidated and Bank financial statements.

•  IAS 19 (Amendments) Defined Benefit Plans: Employee Contributions (effective for annual periods beginning on or after 1 July 2014, as issued by the IASB). Amends the requirements in IAS 19 (2011) “Employee Benefits” for contributions from employees or third parties that are linked to service. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. If the amount of the contributions is dependent on the number of years of service, an entity is required to attribute those

Notes to the Financial Statements

Group and Bank

contributions to periods of service using the same attribution method required by paragraph 70 of IAS 19 for the gross benefit (i.e. either using the plan’s contribution formula or on a straight-line basis).The Group and the Bank have not applied this amendment, but it is not expected to have a material impact on the Consolidated and Bank financial statements.

• IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” (Amendment), (effective for annual periods beginning on or after 1 January 2014). These amendments provide relief from discontinuing hedge accounting when a derivative designated as a hedging instrument is novated to a clearing counterparty and certain conditions are met. The adoption of this amendment is not expected to have a material impact on the Consolidated and Bank financial statements.

• Annual Improvements to IFRSs 2010-2012 Cycle (effective for annual periods beginning on or after 1 July 2014). The amendments impact the following standards:

IFRS 2 - Amend the definitions of ‘vesting conditions’ and ‘market condition’ and adds definitions for ‘   performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting conditions’

IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value should be recognized in profit or loss

IFRS 8 — Require disclosure of the judgments made by management in applying the aggregation criteria to operating segments, including a brief description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have similar economic characteristics. Clarify that reconciliations of the total of the reportable segments’ assets to the entity’s assets are only required if the segments’ assets are regularly reported to the chief operating decision maker

IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis, if the effect of discounting is not material (amends basis for conclusions only)

IAS 16 and IAS 38 — Clarify that when an item of property, plant and equipment or an intangible asset is revalued, the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortisation is the difference between the gross carrying amount and the carrying amount after any impairment losses

IAS 24 — Clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity and how payments to entities providing management services are to be disclosed

The Group and the Bank have not applied these amendments, but they are not expected to have a material impact on the Consolidated and Bank financial statements.

• Annual Improvements to IFRSs 2011-2013 Cycle (effective for annual periods beginning on or after 1 July 2014). The amendments impact the following standards:

IFRS 1 — Clarify that a first-time adopter is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application. If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods presented unless IFRS 1 provides an exemption or an exception that permits or requires otherwise (amends basis for conclusions only)

IFRS 3 — Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself

IFRS 13 — Clarify that the scope of the portfolio exception in paragraph 52 for measuring the fair value of a group of financial assets and financial liabilities on a net basis, includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities in IAS 32 “Financial Instruments: Presentation”.

IAS 40 — Clarify the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40 and (b) the transactions meets the definition of a business combination under IFRS 3.

The Group and the Bank have not applied these amendments, but they are not expected to have a material impact on the Consolidated and Bank financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Consolidated and Bank financial statements.

2.4                    Consolidation

2.4.1                     Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and its subsidiaries (including special purpose entities), which are entities controlled by the Bank. Control is achieved where the Bank has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses and other comprehensive income of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and in the consolidated statement of comprehensive income, respectively, from the effective date of acquisition and up to the effective date of disposal, as appropriate. Profit/ (loss) for the period and total comprehensive income/(expense) of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Notes to the Financial Statements

Group and Bank

2.4.2                     Non-controlling interests

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income/ (expense) is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

2.4.3                     Changes in the Group’s ownership interests in subsidiaries that do not result in loss of control

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Bank.

2.4.4                     Loss of control

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. For assets of the subsidiary carried at fair value with the related cumulative gain or loss recognised in other comprehensive income, the amounts previously recognised in other comprehensive income are accounted for as if the Bank had directly disposed of the relevant assets (i.e. reclassified to the income statement or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

2.4.5                     Put options on non-controlling interests

The Group occasionally enters into arrangements either as part or independently of a business combination, whereby the Group is committed to acquire the shares held by the non-controlling interest holder in a subsidiary or whereby a non-controlling interest holder can put its shares to the Group.

The Group applies IAS 32.23, which requires that the commitment or put option is accounted for as a liability in the consolidated financial statements. The recognition of the liability results in accounting as if the Group has already acquired the shares subject to such arrangements. Therefore, no non-controlling interest is recognised for reporting purposes in relation to the shares that are subject to the commitment or the put option. The liability is measured at fair value, using valuation techniques based on best estimates available to the management of the Group. Any subsequent changes to the valuation of the put option are recorded as changes to the liability and a gain or loss in the income statement.

2.4.6                     Contribution of assets to subsidiary in exchange for shares of the subsidiary

When the Bank transfers property and equipment, intangible assets or investment property to an existing or new subsidiary in exchange for shares in the subsidiary, the Bank recognises in the individual financial statements the carrying value of the transferred asset as investment in subsidiaries. Such transactions do not affect the consolidated financial statements.

2.4.7                     Associates

Associates are entities over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control.  Investments in associates are accounted for by applying the equity method of accounting. Under the equity method of accounting, the investment is initially recorded at cost. Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss).  The carrying amount of the investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group income statement) and movements in reserves (recognised in reserves). Dividends received from the associate during the year reduce the carrying value of the investment.  Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate. Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

2.4.8                     Joint ventures

A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, however not necessarily, through entities that are subject to joint control. The Group’s interests in jointly controlled entities are accounted for by applying the equity method of accounting (see Note 2.4.7 above).

2.4.9                     Investments in subsidiaries, associates and joint ventures in individual financial statements

In the Bank’s financial statements subsidiaries, associates and joint ventures are measured at cost less impairment.

2.4.10              Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

At each reporting date, the Group and the Bank assesses whether there is any indication that an investment in a subsidiary, associate or joint venture may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the investment.  Where the carrying amount of an investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Notes to the Financial Statements

Group and Bank

2.5                     Business combinations

2.5.1                     Acquisition method

Acquisitions of businesses within the scope of IFRS 3 are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognised in the income statement as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

•                  deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

•                  liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see Note 2.30.2); and

•                  assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

2.5.2                     Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in the income statement.

2.5.3                     Contingent consideration

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37, as appropriate, with the corresponding gain or loss being recognised in the income statement.

2.5.4                     Business combination achieved in stages

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognised in the income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the income statement where such treatment would be appropriate if that interest were disposed of.

2.5.5                     Provisional accounting

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see Note 2.5.3 above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

2.6                     Foreign currency translations

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”).  The consolidated financial statements of the Group are presented in millions of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as gains or losses from qualifying cash flow or net investment hedging instruments.  Translation

Notes to the Financial Statements

Group and Bank

differences on debt securities and other monetary financial assets re-measured at fair value are included in “Net trading income and results from investment securities”.  Translation differences on non-monetary financial assets are a component of the change in their fair value and are recognised in the income statement for equity securities held for trading, or in other comprehensive income for equity securities classified as available-for-sale investment securities. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the reporting date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within other comprehensive income.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to other comprehensive income upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.7                     Financial assets and liabilities at fair value through profit or loss

This category has the following two sub-categories:

•                  Trading and

•                  Financial assets and liabilities designated as at fair value through profit or loss.

2.7.1                     Trading

The trading category includes securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are included in a portfolio in which a pattern of short-term profit making exists, and derivatives unless they are designated as and are effective hedging instruments.

Trading securities may also include securities sold under sale and repurchase agreements (see Note 2.16 below).

2.7.2                     Financial assets and liabilities designated as at fair value through profit or loss

The Group designates at initial recognition certain financial assets or liabilities as at fair value through profit or loss when:

i.                  Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue;

ii.               A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the Board of Directors and Chief Executive Officer.

iii.            The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

2.7.3                     Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in “Net trading income and results from investment securities”.

Dividend income is recognised in the income statement when the right to receive payment is established.  This is the ex-dividend date for equity securities and is separately reported and included in “Net other income / (expense)”.

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances to customers that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

2.8                     Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the statement of financial position at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument

Notes to the Financial Statements

Group and Bank

is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies fair value, cash flow or net investment hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•                  at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•                  the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•                  the hedge is highly effective on an ongoing basis.

2.8.1                     Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the derecognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge item, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.8.2                     Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in other comprehensive income.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from other comprehensive income to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in other comprehensive income is transferred to the income statement when the committed or forecast transaction occurs.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect the consolidated income statement.

2.8.3                     Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.  The gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; any gain or loss on the ineffective portion is recognized immediately in the income statement.  Gains and losses accumulated in other comprehensive income are recycled in the income statement on the disposal of the foreign operation.

2.8.4                     Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement in Net trading income / (loss) and results from investment securities.

2.9                     Investment securities

Investment securities are initially recognised at fair value (including transaction costs) and are classified as available-for-sale, held-to-maturity, or loans-and-receivables based on the securities’ characteristics and management intention on purchase date.  Investment securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All other purchases and sales, which do not fall within market convention, are recognised as derivative forward transactions until settlement.

Available-for-sale investment securities are measured subsequent to initial recognition at fair value.  Unquoted equity instruments whose fair value cannot be reliably estimated are carried at cost.  Unrealised gains and losses arising from changes in the fair value of available-for-sale investment securities are reported in other comprehensive income, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available-for-sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available-for-sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in other comprehensive income is transferred

Notes to the Financial Statements

Group and Bank

to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Held-to-maturity investment securities consist of non-derivative, securities that are quoted in an active market, with fixed or determinable payments and fixed maturity, which the management has the positive intent and ability to hold to maturity.

Loan and receivable investment securities consist of non-derivative investment securities with fixed or determinable payments that are not quoted in an active market.

Held-to-maturity and Loan and receivable investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Impairment: The Group assesses at each reporting date whether there is objective evidence that an investment security or a group of such securities is impaired.

Particularly for equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.

If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the Income statement) is removed from Other comprehensive income and recognised in the Income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the Income statement.

The amount of the impairment loss for held-to-maturity and loans and receivable investment securities, which are carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Interest earned while holding investment securities is reported as interest income.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in “Net other income/ (expense)”.

2.10              Reclassification of financial instruments

The Group reclassifies non-derivative debt instruments out of the trading and available-for-sale categories and into the loans-and-receivables category if the instruments meet the definition of this category at the date of reclassification and the Group has the intention and ability to hold the instruments for the foreseeable future or until maturity.

When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of non-derivative financial assets classified in the trading category, the Group reclassifies such financial assets out of the trading category and into the held-to-maturity or available-for-sale categories, provided the assets meet definition of the respective category at the date of reclassification and the Group does not have the intention to sell them in the near term. Such reclassifications can occur only once in response to a single rare event.

If there is a change in intention or ability to hold a debt financial instrument to maturity, the Group reclassifies such instruments out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

For financial assets reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

When the instruments reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

The Group transfers debt instruments that have been reclassified as loans-and-receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date of reclassification is recognized in the available-for-sale securities reserve through other comprehensive income and is amortised in the Income statement.

2.11              Fair value of financial instruments

The Group measures the fair value of its financial instruments based on a framework for measuring fair value that categorises financial instruments based on a three-level hierarchy of the inputs to the valuation technique, as discussed below.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market An active market, is a market in which transactions for assets or liabilities take place with sufficient frequency and volume to provide pricing information on an ongoing basis and are characterized with low bid/ask spreads.

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (for example derived from prices) for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-

Notes to the Financial Statements

Group and Bank

traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and certain over-the-counter (“OTC”) derivative contracts.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety, is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

2.12              Recognition of deferred Day 1 profit or loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ.  Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit or loss”.  The Group does not recognise that initial difference, immediately in the income statement.

Deferred Day 1 profit or loss is amortised over the life of the instrument.  Any unrecognised Day 1 profit or loss is immediately released to income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market or upon settlement.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit or loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

2.13              Loans and advances to customers

Loans and advances to customers include loans and advances originated by the Group, where money is provided directly to the borrower, finance lease and factoring receivables.

Loans and advances to customers that are originated with the intent to be sold (if any) are recorded as assets at fair value through profit or loss or available-for-sale investment securities.

Loans originated by the Group are recognised when cash is advanced to borrowers.  Loans and advances to customers are initially recorded at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate of the loan, and are subsequently measured at amortised cost using the effective interest rate method, unless they are “designated as at fair value through profit or loss” (see Note 2.7.2).

2.14             Impairment losses on loans and advances to customers and write-offs

The Group assesses at each reporting date whether there is objective evidence that a loan (or group of loans) is impaired.

A loan (or group of loans) is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the loan (or group of loans) that can be reliably estimated.

An allowance for impairment is established if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms.

Objective evidence that a loan is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)         significant financial difficulty of the issuer or obligor;

(b)         a breach of contract, such as a default or delinquency in interest or principal payments;

(c)          the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that it would not otherwise consider;

(d)         it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)          the disappearance of an active market for that financial asset because of financial difficulties; or

(f)           observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

i.                  adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments); or

ii.               national or local economic conditions that correlate with defaults on the assets in the group.

Notes to the Financial Statements

Group and Bank

The impairment loss is reported through the use of an allowance account on the statement of financial position. Additions to impairment losses are made through credit provisions and other impairment charges in the Income statement.

The Group assesses whether objective evidence of impairment exists individually for loans that are considered individually significant and individually or collectively for loans that are not considered individually significant. Individually significant exposures are those exposures that exceed the lower of 0.1% NBG’s group entity’s equity and €750 thousand.

If there is objective evidence that an impairment loss on loans and advances to customers carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Mortgages and retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not currently exist.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the Income statement as part of the impairment charge for credit losses on loans and advances to customers.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances to customers in the Income statement.

Write-offs

The Group’s write-off policy prescribes which loans and receivables fall into its scope and the criteria that must be met for each type of asset in order for each write-off to be approved by the relevant competent committee.

Loan amounts to be written off for accounting purposes are individually identified and fully provided for. For all loan amounts written-off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write-off and that the appropriate actions have been taken.

The following factors are taken into consideration when qualifying a loan for write-off:

i.                  The past due status of the loan.

ii.               The existence of collateral held by the Group to secure the loan and the ability to liquidate that collateral.

iii.            The status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower’s real property. However, completion of such legal actions is not a necessary condition to write-off a loan if the claim against the borrower would remain valid after the loan is written-off.

iv.           The existence of other assets held by the borrower identified through available databases.

v.              An assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

In particular:

i.                  Mortgages are written-off for accounting purposes after a maximum period in past-due of at least 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

ii.               Unsecured consumer, credit card and Small Business Lending (“SBL”) exposures may not be written-off for accounting purposes even after a period of at least 60 months after the agreement is terminated.

iii.            Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i)-(v) above.

In specific cases corroborated with legal evidence, such as for example fraud or bankruptcy of the borrower, exposures can be written-off for accounting purposes regardless of whether the criteria above are satisfied. Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions having taken into consideration the efforts and cost required.

Write-offs are approved by each competent committee in accordance with its authority limits prescribed in its charter.

Notes to the Financial Statements

Group and Bank

2.15              Derecognition

2.15.1              Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•                  the rights to receive cash flows from the asset have expired;

•                  the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•                  the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

As part of its activities, the Bank securitises certain financial assets, generally through the sale of these assets to special purposes entities, which issue securities collateralised with these assets.

To the extent that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in full or in part. Gains or losses on securitizations are based on the carrying amount of the financial assets derecognised and the retained interest, based on their relative fair values at the date of the transfer.

2.15.2              Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the Income statement.

2.16              Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the statement of financial position and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reverse Repos’) are recorded as due from banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price (or the purchase and resale price) is treated as interest expense (or income) and accrued over the life of the Repos (or Reverse Repos) agreement using the effective interest rate method.

2.17              Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.18              Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

2.19              Offsetting

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when, and only when there is a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

Notes to the Financial Statements

Group and Bank

2.20              Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes interest on loans and advances to customers, coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Fees and direct costs relating to a loan origination or acquiring a security, financing or restructuring and to loan commitments are deferred and amortised to interest income over the life of the instrument using the effective interest rate method.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.21              Fees and commissions

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or disposal of businesses, are recognised upon completion of the underlying transaction.

2.22              Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated, but its useful life is reassessed.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 12 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

At each reporting date the Group assesses whether there is any indication that an item of property and equipment may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining profit / (loss) before tax.

Assets that are classified as “foreclosed assets” are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through mutual agreement or court action. Foreclosed assets arise when the Group initiates legal actions for debt collection upon the recognition that repayment or restructuring of the debt cannot be achieved. In case the exposures are collateralized with assets, legal actions involve the initiation of an auction program that targets the repayment of the loans through the collateral liquidation value. Foreclosed assets are initially measured at the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses. Subsequent to foreclosure, gains or losses on the disposal of, and losses or gains up to the amount of previous write-downs arising from the periodic revaluation of foreclosed properties are recorded in “Net other income/(expense)”.

2.23              Investment property

Investment property includes land and buildings, owned by the Group (or held through a finance leasing agreement) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is reviewed at least annually for impairment based mainly on external appraisals.

Notes to the Financial Statements

Group and Bank

2.24              Goodwill, software, and other intangible assets

2.24.1              Goodwill

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition (see Note 2.5.2) less accumulated impairment losses.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment.  The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable.  When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates, as described in Notes 3 and 25. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

2.24.2              Intangible assets acquired through business combinations

Intangible assets acquired through business combinations include brand names, which have an indefinite life and core deposits and customer relationships, which have a finite life and are amortised on a straight line basis over their useful lives of 6-11 years.

2.24.3              Software

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.

Software is amortised using the straight-line method over the useful life, not exceeding a period of 20 years.

In particular for internally generated software, the amount initially recognised is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Research costs are expensed as incurred. An internally generated software arising from development expenditure incurred on an individual project is recognized only when the Group can demonstrate:

•                  the technical feasibility of completing the internally generated software so that it will be available for use,

•                  its intention to complete and use the asset,

•                  the ability to use the asset,

•                  how the asset will generate future economic benefits,

•                  the ability of adequate technical, financial and other resources to complete the development and use the asset and

•                  the ability to measure reliably the expenditure during development.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and impairment losses.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

2.24.4              Impairment

At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

2.25              Insurance operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

2.25.1              Contract classification

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract. A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance includes all types of traditional coverage (term, whole life, endowment, annuities) and unit-linked products for which a guaranteed premium return is provided at maturity. The associated premiums are recognized on issuance or renewal of the contracts.

Notes to the Financial Statements

Group and Bank

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term. Deferred income is carried over to the unearned premium reserve.

b. Investment contracts

Investment Contracts are defined as those contracts that are not classified as Insurance Contracts.

b1. Deposit Administration Funds (DAF)

Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company whose employees are insured.

b2. Unit Linked investment contracts

Policies linked with financial instruments where the insured bears the investment risk

2.25.2              Deferred acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and /or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

2.25.3              Insurance reserves

Insurance reserves include the statutory reserves for life and non-life insurance and the results of the test performed to assess the adequacy of these reserves:

Mathematical reserves: Life insurance mathematical reserves represent net premium statutory reserves calculated using a specific technical basis regarding the underlying interest and mortality rates.

Outstanding claims reserve: Outstanding claims reserves consist of the case provisions set by the assessors and the actuarially estimated additional amounts to cover the possible inadequacy of these provisions, the cost of not reported (IBNR) claims and the associated claims handling expenses. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques, such as Chain Ladder and Bornheutter-Ferguson methods. The main assumption underlying these techniques is that a Group’s past claims development experience can be used to project future claims development and hence ultimate claims costs.

Unearned premium reserve: Calculated on a pro-rata basis for the time period from the valuation date to the end of the period for which premium has been booked.

Unexpired risk reserve: Represents an estimate for the additional amount required to cover the inadequacy of the unearned premium reserve in case of high loss and expense ratios.

Liability Adequacy Test (LAT): The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged to the Income statement.

2.25.4              Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset is recorded. Amounts paid for retroactive reinsurance are reported as reinsurance receivables, increased to the amount of the recorded reserves relating to the underlying reinsured contracts. Any resulting gain is deferred and amortised over the remaining settlement period. Where the amount paid exceeds recorded reserves, the excess is recognized in the income statement.

2.26              Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

2.26.1              A Group company is the lessee

Finance lease: Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease: Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases.  The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.26.2              A Group company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Fixed assets leased out under operating leases are included in the statement of financial position based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

Notes to the Financial Statements

Group and Bank

2.27              Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.28             Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

2.29              Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the best estimate of the amount required to settle the guarantee at the reporting date.

2.30              Employee benefits

Group companies operate various post-employment benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as defined benefit and defined contribution plans.

2.30.1              Pension plans

a. Defined benefit plans

A defined benefit plan is a post-employment benefit plan that defines an amount of benefit to be provided, determined using a number of financial and demographic assumptions. The most significant assumptions include age, years of service or compensation, life expectancy, the discount rate, expected salary increases and pension rates. For defined benefit plans, the liability is the present value of the defined benefit obligation as at the reporting date minus the fair value of the plan assets. The defined benefit obligation and the related costs are calculated by independent actuaries on an annual basis at the end of each annual reporting period, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds or government bonds that are denominated in the currency in which the benefits will be paid and, which have terms to maturity approximating the terms of the related liability, or estimates of rates which take into account the risk and maturity of the related liabilities where a deep market in such bonds does not exist. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined liability/(asset). Service cost (current service cost, past service cost (including the effect of curtailments) and gains or losses on settlements) and net interest on the net defined benefit liability/(asset) are charged to the income statement and are included in staff costs. The defined benefit obligation net of plan assets is recorded on the statement of financial position, with changes resulting from remeasurements (comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan asset (excluding interest)) recognized immediately in OCI, with no subsequent recycling to profit or loss, in order to fully reflect the full value of the plan deficit or surplus.

b. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions, if the entity does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.30.2              Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the share options at the date on which they are granted and is recognised in the income statement over the period that the services are received, which is the vesting period.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value of the options granted is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price of the option, the life of the option, the expected volatility of the share price over the life of the

Notes to the Financial Statements

Group and Bank

option, the expected dividends on it, and the risk-free interest rate over the life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.30.3              Termination benefits

A liability for a termination benefit is recognised at the earlier of when the Group can no longer withdraw the offer of the termination benefit and when the entity recognises any related restructuring costs.

2.31              Income taxes

Current income tax liability is based on taxable profit for the year. Taxable profit differs from profit/(loss) for the period as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s current income tax liability is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

The principal temporary differences arise from revaluation of certain financial instruments, including securities and derivatives, insurance reserves, provisions for defined benefit obligations and other post retirement benefits, loss from the PSI and property and equipment. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available in the future against which these deductible temporary differences can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profits nor the accounting profits.

Recognition of deferred tax assets is based on management’s belief that it is probable that the tax benefits associated with certain temporary differences, such as tax losses carry forward and tax credits, will be realized, based on all available evidence. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In making such determination, the Group and the Bank consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income and recent financial results. In the event the Group and the Bank were to determine that it would be able to realize their deferred income tax assets in the future in excess of their recorded amount, it would make an adjustment to increase the carrying amount of deferred tax assets.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax advances against current income tax liabilities and when they relate to income taxes levied by the same taxation authority and the management intends to settle its current tax assets and liabilities on a net basis.

Deferred income tax is recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred income tax relating to fair value changes of available-for-sale investment securities and cash flow hedges, which are charged or credited to other comprehensive income, is also credited or charged to other comprehensive income where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.32              Debt securities in issue and other borrowed funds

Debt securities issued and other borrowed funds are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost (unless they are designated as at fair value through profit or loss) and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.33              Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares, preference shares and preferred securities: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares and preferred securities classified as equity are recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

Notes to the Financial Statements

Group and Bank

2.34              Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The Group has determined the Executive Committee as its chief operating decision-maker.

All transactions between business segments are conducted on an arm’s length basis, with inter-segment revenue and costs being eliminated.  Income and expenses directly associated with each segment are included in determining business segment performance.

Geographical segments include income from assets that are either located or are managed in the respective geographical areas.

2.35              Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification except as permitted by IFRS 5, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets held for sale are measured at their lower of carrying amount and fair value less costs to sell.  Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the statement of financial position.

Impairment losses on initial classification as held for sale are included in the income statement, even when there is a revaluation.  The same applies to gains and losses on subsequent re-measurement.

If the Group has classified an asset (or disposal group) as held for sale, but the criteria for classification as such are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.  The Group measures a non-current asset (or disposal group) that ceases to be classified as held for sale (or ceases to be included in a disposal group classified as held for sale) at the lower of:

a)             its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation or amortisation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and

b)             its recoverable amount at the date of the subsequent decision not to sell.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.

2.36              Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.37              Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions.  Related parties include directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

2.38              Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.39              Earnings /(losses) per share

A basic earnings per share (EPS) ratio is calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period excluding the average number of

Notes to the Financial Statements

Group and Bank

ordinary shares purchased by the Group and held as treasury shares.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3:                         Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2013.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines, which are continually monitored and improved. This methodology has two primary components: specific allowances and collective allowances and is described in Note 2.14.

Applying this methodology requires management to make estimates regarding the amount and timing of the cash flows, which are expected to be received.  In estimating these cash flows, management makes judgments about the counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group.  Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made both to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances and provisions depends on the model assumptions and parameters used in determining collective allowances.  While this necessarily involves judgment, Management believes that the allowances for loan losses and provisions are reasonable and supportable.

Allowances for loan losses made by foreign subsidiaries are estimated by each subsidiary using similar criteria as the Bank uses in Greece. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. These include present value methods and other models based mainly on observable input parameters and to a small extent to non-observable input parameters.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market and certain Greek government bonds and debt securities in issue designated as at fair value through profit or loss that are not traded in an active market. These models take into consideration the impact of credit risk if material.

Specifically for derivatives, this impact is estimated by calculating a separate credit value adjustment (“CVA”) for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps (“CDS”) rates observed in the market, or, if these are not available, the probability of default of the counter party derived from internal rating models, or otherwise the regulatory risk weight is applied. With respect to the impact of own credit risk on the valuation of derivatives, the Group applies a methodology symmetric to the one applied for CVA.

All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments and with actual values when realised, in order to further validate and calibrate its models.  A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, market depth and liquidity, and changes in own credit risk for financial liabilities.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment.  Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the statement of financial position and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Impairment of investment securities

The Group follows the guidance of IAS 39 to determine when investment securities are impaired. This determination requires significant judgment.

In particular, for investments in equity instruments, the Group evaluates, among other factors, whether there has been a significant or prolonged decline in the fair value below its cost.  This evaluation of what is significant or prolonged requires judgment. In making this judgment, the Group considers among

Notes to the Financial Statements

Group and Bank

other factors, the severity and duration of the unrealized losses, the normal volatility in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

For investments in debt instruments, the Group assesses whether the issuer is expected to meet all payment obligations when due. This assessment takes into consideration the financial condition and prospects of the issuer.

Impairment assessment of Hellenic Republic exposure

At 31 December 2013 the exposure to the Hellenic Republic, other than bonds with no unrealised losses was assessed for impairment and the Group concluded that there is no objective evidence of impairment with respect to these bonds, because there is no evidence at the date these financial statements were authorised that there is a loss event that has an impact on the estimated future cash flows associated with these bonds, hence that the future cash flows will not be recovered in accordance with the contractual terms.

Income taxes

The Group is subject to income taxes in various jurisdictions. Significant judgment is required in determining the provision for income taxes and the amount of deferred tax asset that is recoverable. We consider many factors including statutory, judicial and regulatory guidance in estimating the appropriate current income tax liability for each jurisdiction. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final outcome is determined.

DTAs are recognised in respect of tax losses and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the losses and deductible temporary differences can be utilised. Estimating the expected future taxable income requires the application of judgment and making assumptions about the future trends of the key drivers of profitability, such as loan and deposits volumes and spreads.

In light of the completion of the recapitalisation, the increase in customer deposits, the reducing rate of increase in loans past due for more than 90 days, the acquisition of healthy assets of FBB and Probank and the improved performance of the Bank compared to previous years, the Bank performed a thorough revision of its assessment regarding the recoverability of its DTA. The revised assessment, which took into account the above facts, was based on analytical financial projections up to end-2015 and conservative assumptions regarding the growth thereafter. Based on the above, the Management concluded that a DTA of €2,409 million for the Group and €2,189 million for the Bank may be treated as realisable.

At 31 December 2013, Management concluded that in the next years the taxable income may not be sufficient to fully recover the full theoretical amount of DTA on tax losses and on part of deductible temporary differences (see Note 27).

The amount of the DTA on tax losses and deductible temporary differences currently treated as non realizable, however, could be recognised in future periods if estimates of future taxable income during the carry-forward period are increased. Taxable income is calculated in accordance with applicable Greek tax laws and regulations; accordingly taxable income should not be considered as equal to or an alternative to net income.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future and the level of future tax income. In particular, in January 2013, the nominal corporation tax rate in Greece was increased from 20% to 26% for the periods commencing from 1 January 2013 thereon. The impact on the Group’s and the Bank’s net DTA is described in Note 15.

Net periodic benefit cost

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for defined benefit obligations include the discount rate. Any changes in these assumptions will impact the carrying amount of defined benefit obligations.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related defined benefit obligations, or estimates of rates which take into account the risk and maturity of the related liabilities where a deep market in such bonds does not exist.

Additional information related to other key assumptions for defined benefit obligations is disclosed in Note 12.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.  Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions.  Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

Management continues monitoring potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Recognition and measurement of intangibles recognized upon business combinations

The Group accounts for acquisitions of businesses within the scope of IFRS 3 using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

The application of the acquisition method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets

Notes to the Financial Statements

Group and Bank

and property and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date.

Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Finansbank and Vojvodjanska, include the following:

For the valuation of core deposits, the alternative source of funds method was applied. The value of Core Deposits Intangibles (‘‘CDI’’) is measured by the present value of the difference, or spread, between the CDI’s ongoing cost and the cost of a market alternative replacement. Acquired core deposit accounts typically provide a low-cost source of funds to the buyer. To replace these established, low-cost deposit accounts in a timely manner, any potential buyer’s alternative would be to utilize higher-cost funds at current market rates. The valuation results were also subject to sensitivity analysis.

For the valuation of customer relationships, the multi-period excess of earnings method was applied. Excess earnings can be defined as the difference between the net operating profit attributable to the existing customers at the acquisition date and the required cost of invested capital on all the other assets (contributory assets such as fixed assets, CDI, trade name, assembled workforce and software) used in order to deliver a product or maintain the customer relationship. Value is estimated through the sum of the discounted future excess earnings attributable to these customers over the remaining life span of the customer relationship. The valuation results were also subject to sensitivity analysis.

For the valuation of brands, the relief-from-royalty method was applied which is based on hypothetical royalty income attributable to an asset. In particular, it estimates the expected annual royalty cost savings that result from the Bank’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The valuation results were also subject to sensitivity analysis. The corporate brands used by Finansbank and Vojvodjanska are assessed to have an indefinite life based on their qualitative characteristics (history, strength, market awareness, etc.), as well as the circumstances of the trade name in relation to the specific acquisition.

For the valuation of software, the cost approach method was applied. The cost approach is based upon the economic principles of substitution and price equilibrium. The cost approach suggests that a prudent investor would not pay, for an intangible, more than it costs to acquire a comparable intangible on the market. The reproduction cost methodology is based on the assumption that the value of any intangible asset is the cost incurred to reconstruct or purchase an exact replica of the given intangible asset.

Impairment assessment of goodwill in consolidated financial statements, and investments in subsidiaries, associates and joint ventures in individual financial statements

The Group accounts for and assesses for impairment goodwill as described in Notes 2.24 and 25, and assesses for impairment investments in subsidiaries, associates and joint ventures in individual financial statements as described in Note 2.4.10.  This assessment requires the use of certain assumptions and estimates, which management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

NOTE 4:                         Financial risk management

The Group considers effective risk management to be a key factor in its ability to deliver sustained returns to the shareholders.  The Group allocates substantial resources to upgrading its policies, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

4.1                     Risk management governance

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the BoG and the Hellenic Capital Markets Commission (“HCMC”), as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents.  In particular, the Board of Directors has established the Board Risk Committee (“BRC”) overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division (“GRCAD”) and to the NBG Group Market and Operational Risk Management Division (“GMORMD”), which are supervised by the Chief Risk Manager. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations, as well as accounting standards.  The Internal Audit—Inspection Division of the Bank and the Group (the “IAID”), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

4.1.1                     Board Risk Committee

The BRC forms and submits for approval to the Board of Directors the risk assumption and capital management strategy of the Bank and the Group, on an annual basis. It also sets the principles and approves the policies that govern the management of risk and monitors the implementation and outcome of these policies.

Since December 19, 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate

Notes to the Financial Statements

Group and Bank

Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance & Nominations Committee.

The BRC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved strategy and the business plan of the Group. The proposals to the BRC are submitted by the Group Chief Risk Officer (CRO).

4.1.2                     Group risk management

The Bank acknowledges the need for enhanced risk management and has established two specialized units, the GRCAD and the GMORMD, to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group adequately report to the two aforementioned Divisions.

Based on its charter, the mission of the GRCAD is to:

•                  Specify and implement credit risk policies emphasizing rating systems, risk assessment models and risk parameters, according to the guidelines set by the Bank’s Board of Directors;

•                  Plan, specify, implement and introduce capital management policies, under the guidelines of the Bank’s Board of Directors;

•                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report credit risk undertaken by the Bank and other financial institutions of the Group and periodically validate them; and

•                  Estimate Regulatory and Economic Capital required in respect to all banking risks and prepare relevant regulatory and MIS reports.

The mission of the GMORMD is to:

•                  Plan, specify, implement and introduce market, counterparty, liquidity and operational risk policies, under the guidelines of the Bank’s Board of Directors;

•                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report the aforementioned risks undertaken by the Bank and other financial institutions of the Group and periodically validate them;

•                  Independently evaluate financial products, assets and liabilities of the bank and the Group; and

•                  Regularly handle issues relevant to market, counterparty, liquidity and operational risks, under the guidelines and specific decisions of the RMC and the Asset and Liability Committee (the “ALCO”).

Each Division has distinct responsibilities and covers specific types of risk. The GRCAD consists of:

•                  the Credit Risk Control Subdivision;

•                  the Analysis and Risk MIS Subdivision;

•                  the Capital Reporting Subdivision; and

•                  the Model Validation Unit,

whereas the GMORMD consists of:

•                  the Market and Liquidity Risk Management Subdivision;

•                  the Counterparty Risk Management Subdivision; and

•                  the Operational Risk Management Subdivision.

Both Divisions report to the Assistant General Manager for Group Risk Management. During 2012, the Bank, with the assistance of an external consultant, reviewed the risk governance system of NBG and resulted in a concrete action plan for its reform. In this context, in 2013, the Senior Executive Committee decided to reform the architecture of the management level risk committees of the Bank, by providing its approval for the establishment (at Group level) of the Risk Management Council, the New Product Committee and the Compliance & Reputational Risk Committee.

4.1.3                     Asset and liability management

The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank’s Asset and Liability Committee (“ALCO”) sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank’s ALCO meets at least once a month and is comprised of the Deputy Chief Executive Officer and the General Managers of the Bank involved in the asset allocation and risk management functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

4.1.4                     Internal audit

Internal audit in the NBG Group has the objective of conducting assurance and consulting activities designed to add value and improve operations.

4.1.5                     Management of specific risk

The Group risk management processes distinguish among the following kinds of specific risks: credit risk, market risk, liquidity risk, and insurance risk, as discussed in the section below.

4.2                     Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the GRCAD.

Notes to the Financial Statements

Group and Bank

4.2.1                     Credit granting processes

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment;

•                  Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels; and

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies;

•                  Internal risk rating systems; and

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions;

•                  Periodical and timely remedial actions on deteriorating credits; and

Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

4.2.2                     Credit risk assessment, Monitoring and Internal Ratings

The credit risk process for the Bank is managed centrally by GRCAD, working closely with the centralised underwriting units, responsible for the particular types of credit.

The Bank uses different credit risk rating models, according to the nature of credit portfolios, which are reviewed regularly and validated annually.  More specifically:

Corporate Portfolio

NBG developed a corporate portfolio rating system which, following approval by the Bank of Greece, is used to quantify risk parameters, such as Probability of Default (“PD”), and supports the application of the Internal Ratings-Based Approach (IRBA) for calculating capital requirements against credit risk.  The rules for rating customers (obligors) are set out in detail in the Corporate Credit Policy.  In brief, the ratings scale contains 22 grades, 19 of which correspond to borrowers who are not in default and 3 to borrowers who are in default.  Different exposures against the same borrower receive the same rating grade, regardless of the specificities of various forms of credit (e.g. type of facility, collateral provided, etc.).  The rating procedure is carried out at least annually and whenever new information or new financial data arise and may affect the risk undertaken.  The Bank uses four models to assess the creditworthiness of corporate obligors. All of these, since October 2010, are hosted on the Risk Analyst™ (RA) platform, developed by Moody’s.  Corporate obligors are assessed via the following models:

1.         All companies with full financial data are rated using NBG’s internally developed Corporate Rating Model.

2.         Special case borrowers (such as newly established firms without financial data, construction consortiums, insurance companies, etc.) are rated using an Expert Judgment Model.

3.         Project Finance and Object Finance credits are rated using two different Simplified Slotting Criteria models, developed on the guidelines given by the Bank of International Settlements.

4.         Finally, smaller companies, which are members of larger corporate conglomerates but keep simplified B-class accounting ledgers, are rated using a scorecard for businesses with limited financial data.

All these models produce ordinal rankings of obligors (or credits, in the case of project and object finance) which are then mapped to a unique PD. Models are validated annually and calibrated, whenever necessary.

Retail Portfolio

The management of credit risk in the retail portfolio starts at the approval stage.  Approvals are fully centralized and every application is assessed using product based application scorecards.  These statistical models follow well-established international methodologies and are based on the Bank’s historical data.  Their predictive power is monitored systematically.

Furthermore, throughout the life of each credit, the payment behaviour is monitored centrally and regularly, using statistically-developed behavioural scorecards.  Monthly reports about the quality of each retail loan book is provided by GRCAD for management review and corrective measures are proposed to mitigate and control credit risk, whenever necessary.

The mortgage portfolio in particular, is reviewed using more advanced methods since the Bank adopted the IRBA in 2008 for estimating capital requirements against credit risk for mortgage exposures.  The Bank’s original PD model was developed in 2007 and re-calibrated in 2012; its use for capital reporting is approved by Bank of Greece (the Regulator).  Any non-defaulted exposure is rated using this PD model on a monthly basis and is classified in one of 10 pools with common risk attributes (Rating pools).  Each pool receives a different PD.  All defaulted exposures receive a PD of 100%.

As far as loans to Small Business Lending (SBL) are concerned, the same basic principle of centralised assessment and monitoring is followed here too.  All credit applications are evaluated first, at inception, and then at least once a year and certainly, on credit limits renewal dates.  The assessment uses the SBL Model that generates a rating score, which in turn corresponds to a (PD).  This model is used by the business units since the end of 2010 and was thoroughly revised in 2012 by the addition of an independent “behavioural score” variable.  A standard behavioural scorecard examines the customer’s behaviour in respect to all of his accounts, both credit and deposit ones, weighs a number of variables accordingly (e.g. delinquencies, limit usage, etc.) and generates automatically a score every month.  The addition of a behavioural score led to a significant increase in the predictive power of the SBL Model.

Loans and advances to SBL are, like corporate credits, secured by various types of eligible collateral aiming to mitigate credit risk.  Such collateral include pledges over business premises or residential real estate, post-dated checks, invoices and other receivables.  The Loss Given Default (“LGD”) model measures the potential loss for the Bank in case an SBL borrower defaults.  The analysis is done on two levels: first, the model estimates the

Notes to the Financial Statements

Group and Bank

probability of the borrower returning to current status within a reasonable period of time. Then, the model estimates the loss that will be occurred if the loan agreement with the borrower is terminated.  The product of the two is LGD.  The model focuses on the repayment behaviour of the borrower, the existence or not of real estate assets pledged as collateral, on the existence of a Greek Government guarantee, as well as the total exposure amount.  As a result, every SBL obligor receives an accurate LGD estimate.

Finally, the Group’s subsidiaries use a combination of statistical and empirical models for the measurement, management and approval of credit risk for both corporate and retail portfolio, similarly to NBG.  GRCAD is responsible for the development, validation and calibration of the abovementioned models on an annual basis.

4.2.3                     Concentration Risk Management

The Bank manages the extension of credit, controls its exposure to credit risk and ensures its regulatory compliance based on an internal limits system.  The GRCAD is responsible for limits setting, limits monitoring and regulatory compliance.

The fundamental instrument for controlling Corporate Portfolio concentration are Obligor Limits, which reflect the maximum permitted level of exposure for a specific Obligor, given its Risk Rating.  Obligor Limits are subject to Risk Management Council approval on an annual basis.  Any risk exposure in excess of the authorized internal Obligor Limits must be approved by a higher level Credit Approving Body, based on the Credit Approval Authorities as presented in the Corporate Credit Policy document.

Credit risk concentration arising from a large exposure to an individual or group of individuals whose probability of default depends on common factors, is monitored through the Large Credit Exposures (LCE) framework per group of connected customers (as defined by Bank of Greece).

Finally, within the Internal Capital Adequacy Assessment Process (ICAAP), the Bank has adopted a methodology to measure the risk arising from concentration to economic sectors (sectoral concentration) and to individual companies (name concentration).  Additional capital requirements are calculated, if necessary, and Pillar 1 capital adequacy is adjusted to ultimately take into account such concentration risks.

4.2.4                     Impairment and provisioning policy

The Bank has a comprehensive financial assets impairment provision and write off policy which also applies to all subsidiaries and establishes guidelines for the assessment process. The Group’s impairment and provisioning policy is described in Note 2.14. In addition, a Provision and Write off Committee has been established, which approves the amount of allowance for impairment on an individual basis for customers’ exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of this committee are members of the Group’s senior management.

4.2.5                     Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worst case scenario of credit risk exposure of the Group and the Bank at 31 December 2013 and 2012, without taking account of any collateral held or other credit enhancements attached.

For on-balance sheet assets, the exposures set out below are based on net carrying amounts as reported in the statement of financial position:

Maximum exposure to credit risk before collateral and other credit enhancements

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Due from banks	2,847	4,318	3,478	4,195
Trading securities (see Note 19)	3,047	5,380	2,411	5,005
Derivative financial instruments	3,671	3,693	2,581	3,380
Loans and advances to customers	67,250	69,135	46,327	47,000
Investment securities (see Note 22)	16,968	7,587	13,337	4,239
Insurance related assets and receivables (Note 28)	17	29	—	—
Other assets (see Note 29)	2,219	2,070	2,108	1,677
Credit commitments (see Note 37)	6,268	6,206	4,198	3,956
Total	102,287	98,418	74,440	69,452

4.2.6                     Collateral and other credit enhancements

Counterparty risk

Counterparty risk for the Group is due to interbank secured and unsecured funding transactions and other derivative OTC transactions and it arises from the obligor’s failure to meet the contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial

Notes to the Financial Statements

Group and Bank

markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group’s subsidiaries.

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong-way-risk).

The estimation of counterparty exposure depends on the type of the financial product. In the case of money market placements the exposure is equal to the face amount of the transaction. In over-the-counter transactions, the exposure is calculated based on Credit Equivalent Factors, according to the relevant maturity of the transaction and its type.

Loans and advances to customers

The most common practice used by the Group to mitigate credit risk with respect to loans and advances to customers is receiving collateral.  The Group implements guidelines on the eligibility of specific classes of collateral, as described in Corporate and Retail Credit Policy documents.  In the same documents, eligible types of collateral for regulatory purposes (funded and unfunded credit risk mitigation techniques), are also presented.

The principal collateral types for loans and advances to customers are:

•                  Mortgages over residential properties;

•                  Charges over business assets such as premises, ships, vehicles, inventory and accounts receivable;

•                  Pledges over financial instruments, such as debt securities and equities;

•                  Cash collateral;

•                  State, bank or personal guarantees; and

•                  Credit Derivatives

The Bank has internally developed a Collateral Management System in order to upgrade the control and monitoring of collaterals received as protection for both corporate and retail loans, as well as to fulfil the requirements arising from the “Basel II” regulatory framework.  The user of the system is able to retrieve information regarding collateral at different aggregation levels, to monitor all useful aspects of collateral in order to preserve adequate coverage as well as automatically calculate required haircuts on the collateral values.

Furthermore, the Collateral Management System is designed so as to provide information regarding exposure per guarantor in the case of credit guarantees.  The basic types of credit guarantees are:

Bank Guarantees

This guarantee is deemed an acceptable form of unfunded credit protection and takes the form of a Letter of Credit (L/C) or a Letter of Guarantee (L/G) from Financial Institutions, domestically and abroad.

State Guarantee

This guarantee is considered as equivalent to the pledge on a liquid asset only if it is direct, explicit, irrevocable and unconditional, hence no external factors could affect the substance of coverage.

Guarantee by ETEAN Fund (formerly known as TEMPME)

This guarantee is considered as equivalent to the pledge on a liquid asset if the decision of the ETEAN Fund does not include conditions and special clauses concerning factors beyond the Bank’s control.

Longer-term finance and lending to corporate entities are generally secured. Revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances to customers. Debt securities, treasury and other eligible bills are generally unsecured.

Valuation of collateral

Collateral values and related trends are monitored and updated based on independent appraisals, an independent published Greek property index (Propindex) and official reports prepared by the Bank of Greece.

According to the Bank’s Credit Policy, the existence and value of collateral is closely monitored. The frequency and the objective of the appraisals are determined by the approval responsible parties and do not usually exceed an interval of two years. Real estate collateral valuations are coordinated by the Technical Services Department of Bank, which is independent from Retail and Corporate. The valuations are performed by qualified and appropriately trained external appraisers, appointed by the Department. Regarding domestic retail Lending, all residential collaterals are revalued annually based on the updated Propindex indices

In addition, according to the Group impairment methodology, corporate business units that are responsible for the impairment assessment have to ensure that in cases where cash flows are expected from collateral liquidation, collateral value has to be based on a recent (within the current year) independent appraisal from a qualified appraiser, unless loan exposures are significantly lower than the collateral values.

Notes to the Financial Statements

Group and Bank

In all the following notes, the value of collateral reflects the fair value of the collateral.  When the value of the collateralised property exceeds the loan balance, the value of collateral is capped to the loan balance before allowance for impairment. A breakdown of collateral and guarantees received to mitigate credit risk exposure arising from loans and advances to customers is summarised as follows:

Breakdown of collateral and guarantees - Group

	31.12.2013					31.12.2012
	Value of collateral received					Value of collateral received
	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received

Retail Lending	22,793	547	2,537	25,877	11,121	24,288	374	3,018	27,680	10,352
Corporate Lending	7,450	1,898	5,755	15,103	6,745	6,170	2,716	4,760	13,646	5,700
Public Sector Lending	56	19	524	599	21	34	20	661	715	40
Total	30,299	2,464	8,816	41,579	17,887	30,492	3,110	8,439	42,041	16,092

Breakdown of collateral and guarantees - Bank

	31.12.2013					31.12.2012
	Value of collateral received					Value of collateral received
	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received
Retail Lending	18,174	159	1,769	20,102	11,121	18,624	124	1,811	20,559	10,352
Corporate Lending	4,389	1,238	2,734	8,361	6,611	3,785	1,798	2,479	8,062	5,611
Public Sector Lending	56	19	521	596	21	34	20	656	710	40
Total	22,619	1,416	5,024	29,059	17,753	22,443	1,942	4,946	29,331	16,003

Loan to Value (LTV) Ratio of Mortgage loan portfolio

Loan to Value Ratio is the relationship between the loan and the appraised value of the property held as collateral. A breakdown of mortgages by range of LTV is summarised as follows:

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Less than 50%	5,397	6,410	4,811	5,708
50%-70%	4,717	5,705	3,611	4,317
71%-80%	3,229	3,748	2,194	2,613
81%-90%	2,318	2,528	2,132	2,246
91%-100%	2,275	2,195	1,862	1,647
101%-120%	2,468	1,629	2,304	1,531
121%-150%	1,347	804	1,118	566
Greater than 150%	754	452	525	239
Total exposure	22,505	23,471	18,557	18,867
Average LTV	74.7%	69.8%	74.5%	67.2%

Repossessed collateral

As at 31 December 2013, repossessed collateral amounted to €270 million (2012: €213 million). The corresponding figures for the Bank are €105 million at 31 December 2013 (2012: €79 million).

During 2013, the Group obtained assets by taking possession of collateral held as security of €50 million (2012: €93 million). The corresponding figures for the Bank are €30 million at 31 December 2013 (2012: €1 million).

Almost all repossessed assets relate to properties.  Repossessed properties are sold as soon as practicable.  Repossessed assets are classified in the statement of financial position within other assets, except for those properties that are held for capital appreciation or rental income, which are classified investment property.

Notes to the Financial Statements

Group and Bank

4.2.7       Loans and advances to customers

Credit quality of loans and advances to customers is summarised as follows:

Loans and advances to customers - Group

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2013	Neither past due nor impaired	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	23,927	4,326	555	14,381	43,189	(286)	(5,111)	(5,397)	37,792	25,875
Mortgages	13,000	2,451	154	6,900	22,505	(59)	(954)	(1,013)	21,492	20,989
Consumer loans	4,062	922	77	3,572	8,633	(33)	(2,188)	(2,221)	6,412	1,053
Credit cards	3,721	549	1	1,420	5,691	—	(934)	(934)	4,757	—
Small Business Lending	3,144	404	323	2,489	6,360	(194)	(1,035)	(1,229)	5,131	3,833
Corporate Lending	17,326	1,830	4,867	1,787	25,810	(2,928)	(449)	(3,377)	22,433	15,104
Large	11,736	724	2,380	640	15,480	(1,567)	(58)	(1,625)	13,855	8,152
SMEs	5,590	1,106	2,487	1,147	10,330	(1,361)	(391)	(1,752)	8,578	6,952
Public Sector Lending	6,910	18	141	35	7,104	(79)	—	(79)	7,025	600
Greece	6,662	16	139	35	6,852	(79)	—	(79)	6,773	600
Other countries	248	2	2	—	252	—	—	—	252	—
Total	48,163	6,174	5,563	16,203	76,103	(3,293)	(5,560)	(8,853)	67,250	41,579

Loans and advances to customers - Group

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2012	Neither past due nor impaired	Past due but not impaired	Individual	collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	27,656	4,840	744	12,215	45,455	(388)	(4,497)	(4,885)	40,570	27,679
Mortgages	15,025	2,758	139	5,549	23,471	(51)	(940)	(991)	22,480	22,571
Consumer loans	4,666	944	55	3,319	8,984	(44)	(1,841)	(1,885)	7,099	1,010
Credit cards	4,876	645	4	1,200	6,725	(3)	(911)	(914)	5,811	—
Small Business Lending	3,089	493	546	2,147	6,275	(290)	(805)	(1,095)	5,180	4,098
Corporate Lending	17,611	1,870	3,242	1,104	23,827	(1,992)	(279)	(2,271)	21,556	13,647
Large	12,702	965	1,857	434	15,958	(1,234)	(64)	(1,298)	14,660	8,603
SMEs	4,909	905	1,385	670	7,869	(758)	(215)	(973)	6,896	5,044
Public Sector Lending	632	9	6,979	3	7,623	(614)	—	(614)	7,009	715
Greece	395	7	6,979	3	7,384	(614)	—	(614)	6,770	715
Other countries	237	2	—	—	239	—	—	—	239	—
Total	45,899	6,719	10,965	13,322	76,905	(2,994)	(4,776)	(7,770)	69,135	42,041

Credit quality of loans and advances to customers neither past due nor impaired — Group

The Group actively monitors the credit quality of its loan portfolio using several credit quality indicators. The days past due is the credit quality indicator most relevant to the loans in our Mortgage, Consumer and Credit Cards portfolio. In accordance with our policies, the number of days past due is the key factor the Group considers when determining the appropriate course of action.

The credit quality indicators considered to be the most significant for Small Business Lending and Corporate Lending are the delinquency status and the credit rating. The ratings scale for Corporate Lending and Small Business customers corresponds to likelihood of default. Customers classified as  “strong”  have very low likelihood of default (below 1%), those classified as “Satisfactory” have low to medium likelihood of default and those customers classified as “Watchlist” have higher likelihood of default.

As at 31 December 2013	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	21,713	1,684	530	23,927	14,946
Mortgages	13,000	—	—	13,000	12,298
Consumer loans	4,062	—	—	4,062	590
Credit cards	3,721	—	—	3,721	—
Small Business Lending	930	1,684	530	3,144	2,058
Corporate Lending	5,180	10,322	1,824	17,326	9,682
Large	3,334	7,453	949	11,736	5,842
SMEs	1,846	2,869	875	5,590	3,840
Public Sector Lending	80	6,821	9	6,910	509
Greece	48	6,605	9	6,662	509
Other countries	32	216	—	248	—
Total	26,973	18,827	2,363	48,163	25,137

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances to customers neither past due nor impaired — Group

As at 31 December 2012	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	25,275	1,734	647	27,656	16,867
Mortgages	15,025	—	—	15,025	14,072
Consumer loans	4,666	—	—	4,666	626
Credit cards	4,876	—	—	4,876	—
Small Business Lending	708	1,734	647	3,089	2,169
Corporate Lending	4,356	11,639	1,616	17,611	9,691
Large	2,944	8,798	960	12,702	6,618
SMEs	1,412	2,841	656	4,909	3,073
Public Sector Lending	57	325	250	632	270
Greece	54	91	250	395	270
Other countries	3	234	—	237	—
Total	29,688	13,698	2,513	45,899	26,828

Ageing analysis of loans and advances to customers  past due but not impaired - Group

	Retail Lending				Corporate Lending		Public Sector lending		Total Past
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	due but not impaired

1-30 days	1,349	653	457	261	368	602	11	2	3,703
31-60 days	429	148	67	75	70	107	—	—	896
61-90 days	267	81	25	61	133	156	4	—	727
91-180 days	347	1	—	1	21	106	—	—	476
Past due over 180 days	59	39	—	6	132	135	1	—	372
Total	2,451	922	549	404	724	1,106	16	2	6,174
Fair value of collateral	2,213	122	—	251	504	702	14	—	3,806

Ageing analysis of loans and advances to customers past due but not impaired - Group

	Retail Lending				Corporate Lending		Public Sector lending		Total Past
As at 31 December 2012	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	due but not impaired

1-30 days	1,355	611	540	305	514	443	2	—	3,770
31-60 days	530	187	83	99	108	83	5	—	1,095
61-90 days	343	104	22	60	57	69	—	—	655
91-180 days	494	39	—	—	32	103	—	2	670
Past due over 180 days	36	3	—	29	254	207	—	—	529
Total	2,758	944	645	493	965	905	7	2	6,719
Fair value of collateral	2,693	138	—	302	689	763	6	—	4,591

Impaired Loans

Impaired exposures are defined as follows

•                  loans that are individually impaired,

•                  loans that are collectively assessed for impairment with one of the following :

•                  loans for which interest, principal, or other amount relating to the loans is past due for more than

•                  90 days for all loans other than mortgages, and

•                  180 days for mortgages loans, and

•                  loans to which forbearance measures have been extended and are not cured

•                  loans for which Management believes that there is objective evidence of impairment due to other factors

Restoration to unimpaired status

Impaired exposures can be restored to unimpaired status following objective evidences to justify the restoration. No specific probation period is applicable to restore loans to unimpaired status. In general, corporate loans individually assessed can be return to unimpaired status when the situation of the customer has improved to the extent that full repayment, according to the original or when applicable the modified conditions, is likely to be made. Impaired retail exposures are monitored based on payments made by customers, unless forborne. In this case, those are reported as impaired until cured.

Notes to the Financial Statements

Group and Bank

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Group

	Retail Lending				Corporate Lending		Public Sector lending
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total
Performing	1,134	342	171	320	410	302	78	—	2,757
1-30 days	541	172	87	105	177	251	1	—	1,334
31-60 days	324	80	42	41	16	50	—	—	553
61-90 days	212	41	17	37	125	85	—	—	517
91-180 days	304	129	57	203	53	151	3	—	900
Past due over 180 days	3,573	701	130	906	598	1,075	13	1	6,997
Total	6,088	1,465	504	1,612	1,379	1,914	95	1	13,058
Fair value of collateral	6,478	341	—	1,524	1,806	2,410	77	—	12,636

Movement in impaired loans and advances to customers by product line - Group

	Retail Lending				Corporate Lending		Public Sector lending
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total
Gross balance as at 1.1.2013	5,688	3,374	1,204	2,693	2,291	2,055	6,982	—	24,287
Impaired loans acquired	94	24	2	412	338	407	—	—	1,277
New impaired Loans	1,754	753	743	74	833	1,545	4	2	5,708
Loans transferred to non-impaired	(401)	(229)	(2)	(210)	(72)	(47)	(6,790)	—	(7,751)
Repayment*	(63)	(119)	(178)	(119)	(195)	(273)	(2)	—	(949)
Write offs	(18)	(31)	(30)	(4)	(110)	(26)	(20)	—	(239)
Sale / disposal	—	(59)	(156)	—	(1)	(1)	—		(217)
Exchange differences	—	(64)	(162)	(34)	(64)	(26)	—	—	(350)
Gross balance as at 31.12.2013	7,054	3,649	1,421	2,812	3,020	3,634	174	2	21,766
Allowance for impairment	(966)	(2,184)	(917)	(1,200)	(1,641)	(1,720)	(79)	(1)	(8,708)
Net balance as at 31.12.2013	6,088	1,465	504	1,612	1,379	1,914	95	1	13,058

* Relates to impaired exposures at the beginning of the year

The Group has conducted impairment assessment individually or collectively, for all its exposures related to the Hellenic Republic. When objective evidence of impairment exists, according to its impairment policy, impairment loss was calculated using appropriate risk parameters. As at 31 December 2013, risk parameters were very small, and did not qualify as in impairment trigger.

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Group

	Retail Lending				Corporate Lending		Public Sector
As at 31 December 2012	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total
Performing	799	329	—	327	362	160	6,338	—	8,315
1-30 days	455	156	—	82	77	148	2	—	920
31-60 days	276	86	49	29	8	45	—	—	493
61-90 days	180	53	25	29	10	17	—	—	314
91-180 days	347	214	42	137	93	90	—	—	923
Past due over 180 days	2,713	676	188	1,009	483	631	27	—	5,727
Total	4,770	1,514	304	1,613	1,033	1,091	6,367	—	16,692
Fair value of collateral	5,806	246	—	1,627	1,296	1,208	439	—	10,622

Interest income from loans and advances to customers - Group

	31.12.2013			31.12.2012
	Interest income excl. unwinding	Unwinding of discount	Total interest income	Interest income excl. unwinding	Unwinding of discount	Total interest income
Retail lending	2,833	239	3,072	2,877	211	3,088
corporate Lending	1,610	5	1,615	1,973	9	1,982
Public sector Lending	197	—	197	201	—	201
Total interest income	4,640	244	4,884	5,051	220	5,271

Notes to the Financial Statements

Group and Bank

Loans and advances to customers - Bank

	Non impaired		Impaired			Allowance for impairment
	Neither							Total
	past due	Past due			Total			Allowance
	nor	but not			before			for		Value of
As at 31 December 2013	impaired	impaired	Individual	Collective	allowance	Individual	Collective	impairment	Total	collateral

Retail Lending	13,348	2,680	254	12,827	29,109	(155)	(4,384)	(4,539)	24,570	20,101
Mortgages	9,838	1,922	—	6,798	18,558	—	(933)	(933)	17,625	17,299
Consumer loans	1,493	385	—	3,003	4,881	—	(1,831)	(1,831)	3,050	392
Credit cards	584	134	—	678	1,396	—	(645)	(645)	751	—
Small Business Lending	1,433	239	254	2,348	4,274	(155)	(975)	(1,130)	3,144	2,410
Corporate Lending	12,028	977	3,159	1,182	17,346	(2,177)	(343)	(2,520)	14,826	8,362
Large	9,352	427	1,676	428	11,883	(1,295)	(35)	(1,330)	10,553	4,972
SMEs	2,676	550	1,483	754	5,463	(882)	(308)	(1,190)	4,273	3,390
Public Sector Lending	6,824	12	139	35	7,010	(79)	—	(79)	6,931	596
Greece	6,662	12	139	35	6,848	(79)	—	(79)	6,769	596
Other countries	162	—	—	—	162	—	—	—	162	—
Total	32,200	3,669	3,552	14,044	53,465	(2,411)	(4,727)	(7,138)	46,327	29,059

Loans and advances to customers - Bank

	Non impaired		Impaired			Allowance for impairment’
	Neither							Total
	past due	Past due			Total			Allowance
	nor	but not			before			for		Value of
As at 31 December 2012	impaired	impaired	Individual	Collective	allowance	Individual	Collective	impairment	Total	collateral

Retail Lending	14,919	3,060	176	10,732	28,887	(106)	(3,640)	(3,746)	25,141	20,559
Mortgages	11,174	2,230	—	5,463	18,867	—	(920)	(920)	17,947	18,260
Consumer loans	1,784	406	—	2,749	4,939	—	(1,470)	(1,470)	3,469	282
Credit cards	645	189	—	636	1,470	—	(537)	(537)	933	—
Small Business Lending	1,316	235	176	1,884	3,611	(106)	(713)	(819)	2,792	2,017
Corporate Lending	12,953	902	2,120	656	16,631	(1,470)	(207)	(1,677)	14,954	8,061
Large	10,098	438	1,216	159	11,911	(945)	(22)	(967)	10,944	5,199
SMEs	2,855	464	904	497	4,720	(525)	(185)	(710)	4,010	2,862
Public Sector Lending	536	1	6,979	3	7,519	(614)	—	(614)	6,905	711
Greece	395	1	6,979	3	7,378	(614)	—	(614)	6,764	711
Other countries	141	—	—	—	141	—	—	—	141	—
Total	28,408	3,963	9,275	11,391	53,037	(2,190)	(3,847)	(6,037)	47,000	29,331

Credit quality of loans and advances to customers and neither past due nor impaired — Bank

As at 31 December 2013	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	12,096	794	458	13,348	10,348
Mortgages	9,838	—	—	9,838	9,304
Consumer loans	1,493	—	—	1,493	154
Credit cards	584	—	—	584	—
Small Business Lending	181	794	458	1,433	890
Corporate Lending	5,070	5,945	1,013	12,028	5,211
Large	4,167	4,572	613	9,352	3,601
SMEs	903	1,373	400	2,676	1,610
Public Sector lending	70	6,745	9	6,824	509
Greece	48	6,605	9	6,662	509
Other countries	22	140	—	162	—
Total	17,236	13,484	1,480	32,200	16,068

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances to customers neither past due nor impaired — Bank

As at 31 December 2012	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	13,641	762	516	14,919	11,355
Mortgages	11,174	—	—	11,174	10,435
Consumer loans	1,784	—	—	1,784	101
Credit cards	645	—	—	645	—
Small Business Lending	38	762	516	1,316	819
Corporate Lending	2,781	8,942	1,230	12,953	5,713
Large	2,112	7,310	676	10,098	4,158
SMEs	669	1,632	554	2,855	1,555
Public Sector lending	55	231	250	536	270
Greece	54	91	250	395	270
Other countries	1	140	—	141	—
Total	16,477	9,935	1,996	28,408	17,338

Ageing analysis of loans and advances to customers past due but not impaired - Bank

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total Past due but not impaired

1-30 days	995	248	97	147	167	216	11	1,882
31-60 days	327	60	24	48	36	59	—	554
61-90 days	207	37	13	44	99	113	—	513
91-180 days	334	1	—	—	21	79	—	435
Past due over 180 days	59	39	—	—	104	83	1	286
Total	1,922	385	134	239	427	550	12	3,670
Fair value of collateral	1,765	23	—	136	267	318	11	2,520

Ageing analysis of loans and advances to customers past due but not impaired - Bank

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2012	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total Past due but not impaired

1-30 days	1,051	230	130	150	108	158	1	1,828
31-60 days	421	82	38	57	55	50	—	703
61-90 days	262	55	21	28	47	44	—	457
91-180 days	474	39	—	—	29	66	—	608
Past due over 180 days	22	—	—	—	199	146	—	367
Total	2,230	406	189	235	438	464	1	3,963
Fair value of collateral	2,216	21	—	106	353	412	2	3,110

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Bank

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total
Performing	1,117	269	—	319	404	241	77	2,427
1-30 days	590	139	—	77	16	128	2	952
31-60 days	314	70	—	31	8	12	—	435
61-90 days	205	34	—	28	75	69	—	411
91-180 days	290	105	8	188	14	65	3	673
Past due over 180 days	3,394	575	37	853	264	553	13	5,689
Total	5,910	1,192	45	1,496	781	1,068	95	10,587
Fair value of collateral	6,230	215	—	1,384	1,104	1,462	76	10,471

Notes to the Financial Statements

Group and Bank

Movement in impaired loans and advances to customers by product line- Bank

	Retail Lending				Corporate Lending		Public Sector
As at 31 December 2013	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total

Gross balance as at 1.1.2013	5,463	2,749	636	2,060	1,375	1,401	6,982	20,666
Impaired loans acquired	94	24	1	413	336	344	—	1,212
New impaired loans	1,658	486	74	399	433	533	4	3,587
Transferred to non-impaired	(393)	(227)	—	(206)	(5)	—	(6,790)	(7,621)
Repayment*	(13)	(10)	(23)	(64)	(8)	(21)	(2)	(141)
Write offs	(11)	(19)	(10)	—	(26)	(20)	(20)	(106)
Exchange differences	—	—	—	—	(1)	—	—	(1)
Gross balance as at 31.12.2013	6,798	3,003	678	2,602	2,104	2,237	174	17,596
Impairment allowance	(888)	(1,811)	(633)	(1,106)	(1,323)	(1,169)	(79)	(7,009)
Net balance as at 31.12.2013	5,910	1,192	45	1,496	781	1,068	95	10,587

* Relates to impaired exposures at the beginning of the year

The Group has conducted impairment assessment individually or collectively, for all its exposures related to the Hellenic Republic. When objective evidence of impairment exists, according to its impairment policy, impairment loss was calculated using appropriate risk parameters. As at 31 December 2013, risk parameters were very small, and did not qualify as in impairment trigger

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Bank

	Retail Lending				Corporate Lending		Public Sector
As at 31 December 2012	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total
Performing	781	280	—	307	300	123	6,338	8,129
1-30 days	441	141	—	48	8	62	2	702
31-60 days	265	72	—	18	2	9	—	366
61-90 days	173	45	—	17	—	4	—	239
91-180 days	333	187	11	101	45	64	—	741
Past due over 180 days	2,616	566	101	760	65	428	27	4,563
Total	4,609	1,291	112	1,251	420	690	6,367	14,740
Fair value of collateral	5,609	160	—	1,092	688	895	439	8,883

Interest income from loans and advances to customers - Bank

	31.12.2013			31.12.2012
	Interest income excl. unwinding	Unwinding of discount	Total interest income	Interest income excl. unwinding	Unwinding of discount	Total interest income
Retail Lending	796	201	997	999	195	1,194
corporate Lending	949	21	970	1,021	16	1,037
Public sector Lending	193	—	193	199	—	199
Total interest income	1,938	222	2,160	2,219	211	2,430

Forbearance

Forbearance measures occur in situations in which the borrower is considered to be unable to meet the terms and conditions of the contract due to financial difficulties. Taking into consideration these difficulties, the Bank decides to modify the terms and conditions of the contract to provide the borrower the ability to service the debt or refinance the contract, either totally or partially.

Forbearance programs applied in the Retail portfolio (mortgages, consumer credit, SBLs) mainly comprise of extension of the loan term combined with a reduction of the instalment either through fractional payment scheme, whereby the customer pays a proportion, ranging from 10% to 70%, of the instalment due for the first years of the forbearance, or through an interest only payment period of a maximum of 24 months. Those programs also offer a reduction of the off balance sheet interest accounted for.

For Corporate loans, the types of forbearance measures usually include a mix of a new amortization schedule tailored to current conditions and the borrower’s projected cash flows, an extension of the tenor, depending on the borrower and its needs, as well as a shift from short-term to long-term financing. In addition the new amortization schedule may include a grace period, usually up to 12 months.

Notes to the Financial Statements

Group and Bank

The Bank’s Credit Policy for both Retail and Corporate portfolios provides clear instructions and guidelines regarding the full range of forbearance products offered to customers, the requirements to be filled for the participation in the said product, the handling and monitoring of restructured loans after approval and until the stage of termination of the loan contract. The approval rights of every credit division are also described by the Bank’s Credit Policy documents.

Forborne loans are separately managed and monitored by Management. For example, re-default trends are closely monitored and analyzed in order to identify their drivers. In certain cases, monitoring and assessment of the payment history of modified loans can lead to a modification of the forbearance policy.

Forborne loans are considered impaired unless cured. A loan is considered cured when delays are less than 30 days for 12 consecutive months after forbearance has occurred. Whenever, during this period, a breach of the terms of the forbearance program occurs, the probation period restarts and the loan is still considered as impaired.

For the purposes of impairment calculation forborne loans are assessed as a separate group within each portfolio. The allowance for impairment on forborne loans is calculated based on a present value of expected future cash flows methodology, considering all available evidence at the time of the assessment. Typically, allowance for retail forborne loans and advances to customers is calculated using the average of yearly default frequencies of those specific products, while allowance for loan loss for forborne corporate loans is usually calculated on an individual basis because the forbearance is an impairment trigger for individual assessment. For corporate borrowers that do not satisfy the quantified criterion for individual assessment (that is, the individually non—significant borrowers), a collective allowance for loan loss is calculated using the probability of default corresponding to their internal credit rating.

Forbearance measures do not lead to derecognition unless changes to the original contractual terms, result in a substantially different loan i.e the loan is altered in a manner that the terms under the modified contract are substantially different from those under the original contract. Cases when modification leads to derecognition typically apply to an uncollateralised loan which becomes fully collateralized following terms modification. In those instances, the new asset would be recognised at its fair value and the difference between the carrying amount of the original assets and the fair value of the newly recognised asset, if any, is recognised immediately in the statement of comprehensive income.

The type of forbearance measures extended are summarized in the following table:

Forborne Loans by Type of Forbearance Measure

	Group		Bank
Forbearance measures:	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Reduced payment schedule	3,666	2,345	3,389	2,113
Hybrid modifications	3,268	2,961	2,657	2,627
Term extension	564	256	425	108
Interest only schedule	455	267	447	255
Other type of forbearance measures	99	34	25	—
Total net amount	8,052	5,863	6,943	5,103

Credit Quality of Forborne Loans - Group

	31.12.2013			31.12.2012
	Loans and advances to customers	Forborne loans	% of forborne loans	Loans and advances to customers	Forborne loans	% of forborne loans
Neither past due nor impaired	48,163	—	—	45,899		—
Past due but not impaired	6,174	—	—	6,719		—
Impaired	21,766	10,229	47%	24,287	7,153	29%
Total before allowance for impairment	76,103	10,229	13%	76,905	7,153	9%
Allowance for impairment- Individual	(3,293)	(954)	29%	(2,994)	(400)	13%
Allowance for impairment-Collective	(5,560)	(1,223)	22%	(4,776)	(890)	19%
Total	67,250	8,052	12%	69,135	5,863	8%
Collateral received	41,579	6,843	16%	42,041	5,215	12%
Impairment charge for credit losses	1,135	73	6%

Impaired loans and advances to customers subject to forbearance measures include loans with delays less than 90 days (180 days for mortgages)

	31.12.2013	31.12.2012
Mortgages	2,643	2,140
Consumer loans	727	724
Credit cards	319	80
Small Business Lending	540	481
Corporate lending	1,504	767
Total	5,733	4,192

Notes to the Financial Statements

Group and Bank

Credit Quality of Forborne Loans - Bank

	31.12.2013			31.12.2012
	Loans and advances to customers	Forborne loans	% of forborne loans	Loans and advances to customers	Forborne loans	% of forborne loans
Neither past due nor impaired	32,199		—	28,408		—
Past due but not impaired	3,669		—	3,963		—
Impaired	17,596	8,948	51%	20,666	6,242	30%
Total before allowance for impairment	53,464	8,948	17%	53,037	6,242	12%
Allowance for impairment- Individual	(2,411)	(827)	34%	(2,190)	(294)	13%
Allowance for impairment-Collective	(4,727)	(1,178)	25%	(3,847)	(845)	22%
Total	46,326	6,943	15%	47,000	5,103	11%
Collateral received	29,059	6,191	21%	29,330	4,687	16%
Impairment charge for credit losses	691	52	8%

Impaired loans and advances to customers subject to forbearance measures include loans with delays less than 90 days (180 days for mortgages)

	31.12.2013	31.12.2012
Mortgages	2,598	2,102
Consumer loans	634	637
Small Business Lending	489	438
Corporate lending	1,131	413
Total	4,852	3,590

Movement in Forborne Loans net of allowance for impairment

	Group	Bank
	31.12.2013	31.12.2013
Opening balances	5,863	5,103
Loans acquired	282	273
New forborne assets	2,968	1,971
Interest income	182	179
Repayments	(456)	(97)
Exposures that exited forbearance status	(531)	(381)
Write - offs	(60)	(53)
Impairment charge for credit losses	(73)	(52)
Exchange differences	(123)	—
Closing balance	8,052	6,943

Forborne Loans net of allowance for impairment by Product Line

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Retail Lending	6,202	4,786	5,669	4,463
Mortgages	3,974	2,964	3,918	2,916
Consumer loans	1,040	940	938	842
Credit cards	315	74	—	—
Small Business Lending	873	808	813	705
Corporate Lending	1,767	1,057	1,191	620
Large	915	619	638	351
SMEs	852	438	553	269
Public Sector lending	83	20	83	20
Greece	83	20	83	20
Total net amount	8,052	5,863	6,943	5,103

Forborne Loans net of allowance for impairment by Geographical Region

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Greece	7,067	5,170	6,891	5,035
Turkey	608	356	—
SEE	375	335	52	68
Other countries	2	2	—
Total net amount	8,052	5,863	6,943	5,103

Notes to the Financial Statements

Group and Bank

4.2.8                     Credit risk concentration of loans and advances to customers and credit commitments

The geographical and industry sector concentration of the Group’s and Bank’s loans and advances to customers is summarised in the following tables:

Loans and advances to customers, Impaired loans and allowance for impairment by Product Line, Industry and Geographical Region - Group

As at 31 December	Greece			Turkey			South East			Other countries			Total
2013	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	29,203	13,114	(4,549)	10,715	1,152	(528)	3,019	562	(263)	252	108	(57)	43,189	14,936	(5,397)
Mortgages	18,575	6,800	(933)	2,256	12	(6)	1,552	199	(65)	122	43	(9)	22,505	7,054	(1,013)
Consumer loans	4,895	3,003	(1,831)	2,403	272	(183)	1,258	320	(165)	77	54	(42)	8,633	3,649	(2,221)
Credit cards	1,395	678	(644)	4,132	720	(270)	157	18	(16)	7	5	(4)	5,691	1,421	(934)
Small Business Lending	4,338	2,633	(1,141)	1,924	148	(69)	52	25	(17)	46	6	(2)	6,360	2,812	(1,229)
Corporate Lending	16,244	4,423	(2,482)	5,451	438	(141)	3,122	1,148	(509)	993	645	(245)	25,810	6,654	(3,377)
Industry & mining	3,812	1,050	(618)	939	121	(42)	487	171	(79)	129	55	(21)	5,367	1,397	(760)
Small scale industry	668	362	(171)	657	4	(6)	349	118	(58)	105	50	(24)	1,779	534	(259)
Trade and services (excl. tourism)	5,457	1,496	(820)	2,145	188	(36)	752	353	(141)	289	267	(116)	8,643	2,304	(1,113)
Construction and real estate development	1,074	351	(237)	704	34	(34)	870	279	(118)	324	222	(61)	2,972	886	(450)
Energy	1,419	27	(11)	268	—	—	104	13	(7)	40	1	(1)	1,831	41	(19)
Tourism	673	259	(111)	66	44	(7)	91	22	(12)	39	18	(8)	869	343	(138)
Shipping	1,968	435	(202)	11	10	(3)	16	15	(12)	—	—	—	1,995	460	(217)
Transportation and telecommunications	244	61	(28)	232	14	(3)	160	37	(15)	55	19	(4)	691	131	(50)
Other	929	382	(284)	429	23	(10)	293	140	(67)	12	13	(10)	1,663	558	(371)
Public Sector	6,966	174	(79)	51	—	—	85	2	—	2	—	—	7,104	176	(79)
Greece	6,852	174	(79)	—	—	—	—	—	—	—	—	—	6,852	174	(79)
Other countries	114	—	—	51	—	—	85	2	—	2	—	—	252	2	—
Total	52,413	17,711	(7,110)	16,217	1,590	(669)	6,226	1,712	(772)	1,247	753	(302)	76,103	21,766	(8,853)

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region - Group

As at 31 December	Greece			Turkey			South East			Other countries			Total
2012	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	29,055	10,986	(3,787)	12,168	945	(628)	3,963	965	(419)	269	63	(51)	45,455	12,959	(4,885)
Mortgages	18,877	5,459	(918)	2,904	13	(8)	1,560	202	(60)	130	14	(5)	23,471	5,688	(991)
Consumer loans	4,940	2,758	(1,477)	2,672	282	(214)	1,293	292	(154)	79	42	(40)	8,984	3,374	(1,885)
Credit cards	1,470	636	(536)	5,091	543	(355)	158	21	(19)	6	4	(4)	6,725	1,204	(914)
Small Business Lending	3,768	2,133	(856)	1,501	107	(51)	952	450	(186)	54	3	(2)	6,275	2,693	(1,095)
Corporate Lending	14,506	2,827	(1,598)	5,841	403	(144)	2,443	793	(317)	1,037	323	(212)	23,827	4,346	(2,271)
Industry & mining	3,381	804	(514)	1,087	83	(33)	351	94	(39)	238	43	(49)	5,057	1,024	(635)
Small scale industry	723	276	(105)	540	58	(22)	245	103	(56)	1	—	(3)	1,509	437	(186)
Trade and services (excl. tourism)	4,747	981	(545)	2,221	63	(62)	563	222	(83)	366	182	(97)	7,897	1,448	(787)
Construction and real estate development	930	232	(152)	591	55	(13)	737	202	(85)	269	82	(45)	2,527	571	(295)
Energy	1,365	2	(1)	435	—	—	57	3	(1)	51	1	—	1,908	6	(2)
Tourism	400	75	(32)	30	70	(9)	62	16	(7)	39	10	(7)	531	171	(55)
Shipping	1,659	102	(45)	12	58	(2)	5	4	(2)	—	—	—	1,676	164	(49)
Transportation and telecommunications	234	28	(19)	383	13	(2)	166	26	(7)	58	4	(4)	841	71	(32)
Other	1,067	327	(185)	542	3	(1)	257	123	(37)	15	1	(7)	1,881	454	(230)
Public Sector	7,492	6,982	(614)	53	—	—	68	—	—	10	—	—	7,623	6,982	(614)
Greece	7,384	6,982	(614)	—	—	—	—	—	—	—	—	—	7,384	6,982	(614)
Other countries	108	—	—	53	—	—	68	—	—	10	—	—	239	—	—
Total	51,053	20,795	(5,999)	18,062	1,348	(772)	6,474	1,758	(736)	1,316	386	(263)	76,905	24,287	(7,770)

Notes to the Financial Statements

Group and Bank

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Bank

As at 31 December	Greece			Turkey			South East			Other countries			Total
2013	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	29,102	13,081	(4,538)	—	—	—	—	—	—	7	—	(1)	29,109	13,081	(4,539)
Mortgages	18,558	6,798	(933)	—	—	—	—	—	—	—	—	—	18,558	6,798	(933)
Consumer loans	4,874	3,003	(1,830)	—	—	—	—	—	—	7	—	(1)	4,881	3,003	(1,831)
Credit cards	1,396	678	(645)	—	—	—	—	—	—	—	—	—	1,396	678	(645)
Small Business Lending	4,274	2,602	(1,130)	—	—	—	—	—	—	—	—	—	4,274	2,602	(1,130)
Corporate Lending	16,732	4,165	(2,469)	85	—	—	275	117	(45)	254	59	(6)	17,346	4,341	(2,520)
Industry & mining	3,585	990	(601)	—	—	—	23	—	—	95	4	(4)	3,703	994	(605)
Small scale industry	661	362	(171)	—	—	—	—	—	—	1	—	—	662	362	(171)
Trade and services (excl. tourism)	6,373	1,337	(785)	6	—	—	25	13	(5)	80	55	(2)	6,484	1,405	(792)
Construction and real estate development	1,006	336	(287)	—	—	—	208	94	(37)	41	—	—	1,255	430	(324)
Energy	1,371	26	(11)	77	—	—	—	—	—	7	—	—	1,455	26	(11)
Tourism	662	253	(109)	—	—	—	12	10	(3)	—	—	—	674	263	(112)
Shipping	1,968	435	(202)	—	—	—	—	—	—	—	—	—	1,968	435	(202)
Transportation and telecommunications	241	61	(28)	—	—	—	7	—	—	29	—	—	277	61	(28)
Other	865	365	(275)	2	—	—	—	—	—	1	—	—	868	365	(275)
Public Sector	6,963	174	(79)	—	—	—	47	—	—	—	—	—	7,010	174	(79)
Greece	6,848	174	(79)	—	—	—	—	—	—	—	—	—	6,848	174	(79)
Other countries	115	—	—	—	—	—	47	—	—	—	—	—	162	—	—
Total	52,797	17,420	(7,086)	85	—	—	322	117	(45)	261	59	(7)	53,465	17,596	(7,138)

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region - Bank

As at 31 December	Greece			Turkey			South East			Other countries			Total
2012	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	28,880	10,908	(3,746)	—	—	—	—	—	—	7	—	—	28,887	10,908	(3,746)
Mortgages	18,867	5,463	(920)	—	—	—	—	—	—	—	—	—	18,867	5,463	(920)
Consumer loans	4,932	2,749	(1,470)	—	—	—	—	—	—	7	—	—	4,939	2,749	(1,470)
Credit cards	1,470	636	(537)	—	—	—	—	—	—	—	—	—	1,470	636	(537)
Small Business Lending	3,611	2,060	(819)	—	—	—	—	—	—	—	—	—	3,611	2,060	(819)
Corporate Lending	15,109	2,579	(1,619)	533	—	—	594	121	(52)	395	76	(6)	16,631	2,776	(1,677)
Industry & mining	3,040	699	(510)	84	—	—	47	—	—	108	5	(4)	3,279	704	(514)
Small scale industry	719	278	(105)	—	—	—	—	—	—	1	—	—	720	278	(105)
Trade and services (excl. tourism)	5,783	858	(576)	17	—	—	46	15	(6)	203	71	(2)	6,049	944	(584)
Construction and real estate development	829	213	(149)	45	—	—	462	96	(45)	47	—	—	1,383	309	(194)
Energy	1,365	2	(1)	207	—	—	3	—	—	5	—	—	1,580	2	(1)
Tourism	433	75	(32)	—	—	—	17	10	(1)	—	—	—	450	85	(33)
Shipping	1,659	102	(45)	—	—	—	—	—	—	—	—	—	1,659	102	(45)
Transportation and telecommunications	222	28	(19)	123	—	—	6	—	—	30	—	—	381	28	(19)
Other	1,059	324	(182)	57	—	—	13	—	—	1	—	—	1,130	324	(182)
Public Sector	7,493	6,982	(614)	—	—	—	26	—	—	—	—	—	7,519	6,982	(614)
Greece	7,378	6,982	(614)	—	—	—	—	—	—	—	—	—	7,378	6,982	(614)
Other countries	115	—	—	—	—	—	26	—	—	—	—	—	141	—	—
Total	51,482	20,469	(5,979)	533	—	—	620	121	(52)	402	76	(6)	53,037	20,666	(6,037)

Notes to the Financial Statements

Group and Bank

4.2.9                     Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2013 and 2012, based on the lower rating between Moody’s and S&P ratings expressed in Moody’s equivalent:

Ratings — Group

As at 31 December 2013	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	4	—	25	—	—	29
Aa1 to A3	392	—	272	57	9,162	9,883
Baa1 to Ba3	443	—	2,932	981	34	4,390
Lower than Ba3	2,199	—	531	177	2,758	5,665
Of which: Greek sovereign debt	2,086	—	214	67	2,467	4,834
Unrated	9	—	16	22	1	48
Total	3,047	—	3,776	1,237	11,955	20,015

As at 31 December 2012	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	5	—	20	—	—	25
Aa1 to A3	1,744	—	284	58	119	2,205
Baa1 to Ba3	287	—	3,793	—	52	4,132
Lower than Ba3	3,314	—	372	275	2,571	6,532
Of which: Greek sovereign debt	3,222	—	17	120	2,289	5,648
Unrated	29	—	17	23	3	73
Total	5,379	—	4,486	356	2,745	12,967

Ratings — Bank

As at 31 December 2013	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	4	—	—	—	—	4
Aa1 to A3	220	—	65	—	9,153	9,438
Baa1 to Ba3	—	—	629	660	34	1,323
Lower than Ba3	2,179	—	81	169	2,473	4,902
Of which: Greek sovereign debt	2,086	—	52	—	2,467	4,605
Unrated	8	—	—	73	—	81
Total	2,411	—	775	902	11,660	15,748

As at 31 December 2012	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	5	—	—	—	—	5
Aa1 to A3	1,681	—	110	—	110	1,901
Baa1 to Ba3	23	—	549	690	52	1,314
Lower than Ba3	3,296	—	85	263	2,300	5,944
Of which: Greek sovereign debt	3,222	—	17	57	2,289	5,585
Unrated	—	—	1	78	3	81
Total	5,005	—	745	1,030	2,465	9,245

All Cypriot sovereign bonds and bonds issued by Cypriot financial institutions held by the Group and the Bank in the available-for-sale portfolio have been impaired to their fair value. Cypriot treasury bills of €110 million held by our Cypriot subsidiary in the held-to-maturity portfolio at 31 December 2013 were not impaired and have been repaid in full in accordance with their contractual terms.

As at 31 December 2013 and 2012, the Group and the Bank did not have any exposure to Portuguese sovereign debt.

Notes to the Financial Statements

Group and Bank

4.3                     Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates.  A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange traded and OTC derivative transactions.

More specifically, the Bank retains a portfolio of Greek T-Bills, EFSF issuances and EU sovereign debt, as well as positions in Greek and international corporate bonds. Additionally, the Bank is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

The other significant contributor to market risk in the Group is Finansbank, through its trading and available-for-sale portfolios. Of the three types of market risk (interest rate, equity and foreign exchange), Finansbank is mostly exposed to interest rate risk that arises from the positions it retains in Turkish government bonds, denominated mainly in TRY, USD and EUR. In addition, Finansbank enters into swap transactions either for hedging purposes, or for proprietary trading.  As a means of hedging, Finansbank enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio.

Moreover, Finansbank draws liquidity in US dollars which are then converted into TRY through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk of Finansbank’s instalment loan portfolio.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group’s cash position and equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division.

On a Group level, the foreign exchange risk comes mainly from the Turkish Lira due to its investment in Finansbank and from the OCP of each subsidiary, through the transactions in foreign currencies performed by the local treasury units.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank’s policy, the OCP should remain within the limits set by the Treasury Division and the GMORMD at the end of each trading day. The same policy applies to all of the Group’s subsidiaries.

4.3.1                     Market risk on trading and available-for-sale portfolios - Value-at-Risk (“VaR”)

The Bank estimates the market risk of its trading and available-for-sale portfolios using the VaR methodology. This has been implemented through RiskWatch by Algorithmics (currently IBM). In particular, the Bank has adopted the variance-covariance (VCV) methodology, with a 99% confidence interval and a 1-day holding period. The VaR is calculated on a daily basis for the Bank’s trading and available-for-sale portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The approach and the VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by internal auditors and external consultants.

The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the GMORMD calculates the VaR of the Bank’s trading and available-for-sale portfolios, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV files. However, for the period between March 12, 2012 and June 30, 2012, the volatilities of Greek government bond yields were calculated based on 252 equally weighted daily observations. The reason for the methodological adjustment was the intense fluctuations of the Greek bond yields around the PSI period, due to the prevailing economic conditions and the lack of depth in the Greek bond market. The use of the weighted approach would have resulted in an “extreme” increase of the volatility levels of the Greek government bond yields and an overestimation of the Bank’s market risk. From 1 July 2012 onwards, the Group reverted back to the previous methodology.

The risk factors relevant to the financial products in the Bank’s portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is around 1,050. Additionally, the GMORMD calculates the VaR of the Bank’s portfolios by applying the Historical Simulation approach, for comparative purposes.

The Bank has also established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined by reference to worldwide best practices; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank’s trading and available-for-sale portfolios.

The tables below present the Bank’s VaR (99%, 1-day) for the years ended on December 2013 and 2012 respectively:

Notes to the Financial Statements

Group and Bank

2013	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	5,094	3,690	2,110	1,087
Average (daily value)	6,986	5,361	2,232	1,874
Max (daily value)	13,201	11,305	4,730	3,429
Min (daily value)	3,296	2,488	1,383	822

2012	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	5,567	4,498	1,699	2,175
Average (daily value)	58,431	56,981	2,178	2,110
Max (daily value)	100,078	98,249	3,782	5,742
Min (daily value)	5,567	4,498	1,307	552

The level of interest rate risk VaR mostly depends on the level and volatility of the underlying interest rates and the positions of the portfolio.

In December 2012, after the completion of the buy back by the Hellenic Republic, the Bank’s portfolio of Greek government bonds was drastically reduced which in turn caused the IR and Total VaR to decrease substantially. During 2013, the VaR estimates remained at the same level and minor fluctuations are attributed to the changes of the underlying interest rates and their volatilities, as well as the termination of directional OTC derivatives (mainly IRSs).

On a Group level, Finansbank is the other main contributor of market risk, through its positions held in the trading and available for sale portfolios. In order to monitor and efficiently manage market risk, Finansbank calculates VaR on a daily basis for both its trading and available for sale portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The engine used for all the calculations is the same as that of the Bank (i.e. RiskWatch).

Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

The tables below present Finansbank’s VaR (99%, 1-day) for the years ended on 31 December 2013 and 2012 respectively:

2013	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	16,563	16,495	327	43
Average (daily value)	16,746	16,687	175	442
Max (daily value)	35,079	35,306	521	2,385
Min (daily value)	5,612	5,735	13	24

2012	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	6,288	7,239	292	229
Average (daily value)	11,424	11,349	285	659
Max (daily value)	17,810	18,261	655	1,756
Min (daily value)	5,907	6,161	94	53

The change in Finansbank’s Total VaR is mainly attributed to the change in the interest rate risk VaR. By the end of the first half of 2013, the political crisis in the country caused the Turkish interest rates and the respective volatilities to increase significantly, leading to higher VaR estimates for the subsidiary. During the second half, since interest rates remained at the same level, the volatilities returned to the previous levels and the IR and Total VaR gradually decreased. However, at the end of the year, again due to political instability, the interest rates suddenly increased which resulted to higher VaR estimate.

Moreover, the Bank calculates the Group VaR on a daily basis, taking into account both its own portfolios, as well as those of Finansbank. The tables below present the VaR (99%, 1-day) on a Group level for the years ended on 31 December 2013 and 2012 respectively:

Notes to the Financial Statements

Group and Bank

2013	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	12,686	13,178	2,308	1,057
Average (daily value)	17,410	15,700	2,281	2,089
Max (daily value)	34,910	33,082	4,757	4,117
Min (daily value)	9,593	8,492	1,388	793

2012	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	11,043	10,334	1,690	2,284
Average (daily value)	63,615	61,930	2,287	2,265
Max (daily value)	110,925	109,048	4,015	6,619
Min (daily value)	11,043	10,334	1,383	639

Back-testing

The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. The calculations only refer to the Bank’s trading positions, in accordance with the guidelines from the Bank of Greece, and involve the comparison of “hypothetical” daily gains/losses with the respective estimates of the VaR model used for regulatory purposes. The aim of back-testing is to examine whether the hypothetical change in the value of the portfolio, due to the actual movements in the prices of the underlying risk factors, is captured by the VaR estimate of that day. The procedure of back-testing is summarized as follows:

•                  Calculation of the hypothetical gains/losses on the Bank’s trading portfolio between days t and t+1,

•                  Comparison of the hypothetical gains/losses with the VaR calculated for positions as of the close of business on day t.

Any excess of the hypothetical losses over the VaR estimate is immediately reported to the Bank of Greece within five business days. Back-testing is applied on the Bank’s end-of-day positions and does not take into account any intra-day transactions. During 2013, there were no cases in which the back-testing result exceeded the respective VaR calculation.

Finansbank also performs back-testing on a daily basis, following a procedure similar to the one that the Bank has established. During 2013 there were 9 exceptions, in which the back-testing result exceeded the respective VaR calculation.

Stress Testing

The VaR model is based on certain theoretical assumptions, which do not fully capture the potential “tail events” in the markets.

To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions. Stress testing applies on both trading and available-for-sale portfolios and the scenarios used have been approved by the relevant regulatory authorities. These scenarios are presented in the following tables:

Interest rate-related scenarios:

Scenario	Description	0-3 Months	3 Months- 5 Years	>5 Years
1	Parallel Curve Shift	+200 bp	+200 bp	+200 bp
2	Parallel Curve Shift	-aralle	-aralle	-aralle
3	Steepening	0 bp	+100 bp	+200 bp
4	Flattening	+200 bp	+100 bp	0 bp

Stock market indices-related scenarios:

Scenario	Description
1	-30% for all indices

Foreign exchange rate-related scenarios:

Scenario	Description
1	€ depreciation by 30%

Moreover, stress test analysis is performed by Finansbank on its trading and banking book, on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey. These scenarios are presented in the following tables:

Notes to the Financial Statements

Group and Bank

Interest rate-related scenarios:

a. Trading Book

Description	Turkish Sovereign & Swap Curves in TRY		Sovereign Eurobond Curves in EUR & USD		Non Turkish Curves
	0-6 Months	+250 bp	0-6 Months	+80 bp
June-December 2013 Crisis	6 Months – 2 Years	+350 bp	6 Months – 5 Years	+150 bp	0 bp
	>2 Years	+300 bp	>5Years	+200 bp

Severe Parallel Shift	+400 bp			+200 bp	+200 bp

b. Banking Book

Description	Turkish Sovereign & Swap Curves in TRY	Sovereign Eurobond Curves in EUR & USD	Non Turkish Curves
Basel Scenario	+500 bp	+400 bp	+200 bp

Foreign exchange rate-related scenarios:

Description	Shock
TRY depreciation against FX	5%, 10%, 40%

4.3.2                     Limitation of the VAR model

The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank will suffer. The restrictions of this methodology are summarized as follows:

•                  The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets;

•                  The one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading assets within this length of time. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets;

•                  VaR refers to the plausible loss on the Bank’s portfolio at a 99% confidence interval, not taking into account any losses beyond that level;

•                  All calculations are based on the Bank’s positions at the end of each business day, without taking into account the intra-day transactions or any realized losses that have been incurred;

•                  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), the methodology would not fully capture the impact on the value of the portfolio; and

•                  Returns on individual risk factors are assumed to follow a normal distribution. If this is not the case, the probability of extreme market movements could be underestimated.

4.3.3                     Interest rate risk in the banking book

Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group’s banking book consists mainly of loans and advances to customers, cash and balances with central banks, due from banks, securities classified as loans-and-receivables and held-to-maturity, due to customers, due to banks, debt securities in issue and other borrowed funds that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

•                  measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities;

•                  measurement of vulnerability to loss under stressful market conditions;

•                  processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book and

•                  a documented policy regarding the management of interest rate risk in the banking book.

4.3.4                     Interest rate risk based on next re-pricing date

The Group’s interest rate risk relating to financial instruments based on next re-pricing date is summarised as follows:

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Group

As at 31 December 2013	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	1,024	19	—	—	—	4,867	5,910
Due from banks	2,119	54	70	215	2	387	2,847
Financial assets at FV through profit or loss	905	1,109	626	226	180	41	3,087
Loans and advances to customers	32,371	7,335	8,209	7,674	7,553	4,108	67,250
Investment securities - Available-for-sale	564	920	562	814	916	509	4,285
Investment securities - Held-to-maturity	110	280	517	211	119	—	1,237
Investment securities — Loans-and-receivables	265	284	10,545	—	861	—	11,955
Insurance related assets and receivables	149	11	3	7	64	448	682
Other assets	3	1	2	5	—	2,296	2,307
Total	37,510	10,013	20,534	9,152	9,695	12,656	99,560

Liabilities
Due to banks	27,159	540	22	71	99	6	27,897
Due to customers	38,046	11,453	9,753	382	13	3,229	62,876
Debt securities in issue & other borrowed funds	446	480	1,841	1,001	26	12	3,806
Insurance related reserves and liabilities	204	16	65	257	466	1,396	2,404
Other liabilities	21	2	437	14	—	1,827	2,301
Total	65,876	12,491	12,118	1,725	604	6,470	99,284

Total interest sensitivity gap	(28,366)	(2,478)	8,416	7,427	9,091	6,186	276

Interest re-pricing dates - Group

As at 31 December 2012	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	892	15	—	—	—	3,593	4,500
Due from banks	3,439	77	166	67	—	569	4,318
Financial assets at FV through profit or loss	1,784	987	2,346	171	91	50	5,429
Loans and advances to customers	34,608	7,588	7,584	7,312	9,043	3,000	69,135
Investment securities - Available-for-sale	749	1,413	1,040	584	697	731	5,214
Investment securities - Held-to-maturity	53	115	68	62	58	—	356
Investment securities — Loans-and-receivables	179	321	1,387	—	858	—	2,745
Insurance related assets and receivables	145	7	12	8	—	422	594
Other assets	5	—	4	4	1	2,164	2,178
Total	41,854	10,523	12,607	8,208	10,748	10,529	94,469

Liabilities
Due to banks	33,365	455	67	7	60	18	33,972
Due to customers	37,408	8,540	9,092	838	2	2,842	58,722
Debt securities in issue & other borrowed funds	152	735	2,162	694	16	12	3,771
Insurance related reserves and liabilities	19	11	63	292	563	1,512	2,460
Other liabilities	53	—	387	56	—	2,020	2,516
Total	70,997	9,741	11,771	1,887	641	6,404	101,441

Total interest sensitivity gap	(29,143)	782	836	6,321	10,107	4,125	(6,972)

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Bank

As at 31 December 2013	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	589	6	—	—	—	1,600	2,195
Due from banks	2,892	61	115	211	—	199	3,478
Financial assets at FV through profit or loss	755	975	500	71	110	—	2,411
Loans and advances to customers	26,420	3,708	3,120	3,482	6,256	3,341	46,327
Investment securities - Available-for-sale	54	208	64	79	14	489	908
Investment securities - Held-to-maturity	113	126	663	—	—	—	902
Investment securities — Loans-and-receivables	109	144	10,545	—	861	1	11,660
Other assets	—	—	—	—	—	2,102	2,102
Total	30,932	5,228	15,007	3,843	7,241	7,732	69,983

Liabilities
Due to banks	25,181	631	486	71	99	5	26,473
Due to customers	29,610	7,333	6,875	142	12	1,318	45,290
Debt securities in issue & other borrowed funds	19	23	29	813	18	10	912
Other liabilities	1	—	250	—	—	1,779	2,030
Total	54,811	7,987	7,640	1,026	129	3,112	74,705

Total interest sensitivity gap	(23,879)	(2,759)	7,367	2,817	7,112	4,620	(4,722)

Interest re-pricing dates - Bank

As at 31 December 2012	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	535	6	—	—	—	672	1,213
Due from banks	3,322	192	215	67	—	399	4,195
Financial assets at FV through Profit or Loss	1,672	969	2,300	36	28	1	5,006
Loans and advances to customers	26,965	3,985	2,551	2,903	7,871	2,725	47,000
Investment securities - Available-for-sale	64	162	58	51	54	656	1,045
Investment securities - Held-to-maturity	128	135	767	—	—	—	1,030
Investment securities - Loans-and-receivables	51	169	1,387	—	858	—	2,465
Other assets	—	—	—	—	—	1,703	1,703
Total	32,737	5,618	7,278	3,057	8,811	6,156	63,657

Liabilities
Due to banks	32,350	347	525	—	60	5	33,287
Due to customers	26,579	5,938	6,514	628	1	1,248	40,908
Debt securities in issue & other borrowed funds	57	46	70	604	18	10	805
Other liabilities	45	194	527	282	90	964	2,102
Total	59,031	6,525	7,636	1,514	169	2,227	77,102

Total interest sensitivity gap	(26,294)	(907)	(358)	1,543	8,642	3,929	(13,445)

4.3.5       Foreign exchange risk

The Group’s and the Bank’s exposure to foreign exchange risk, before taking into consideration the effect of hedging, is presented in the following tables. As described above, at the end of day open currency position (OCP) has to comply with the limits set by the Treasury Division and the GMORMD. Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

The Group’s foreign exchange risk concentration as at 31 December 2013 and 2012 was as follows:

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Group

As at 31 December 2013	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	3,354	1,071	141	—	11	300	1,033	5,910
Due from banks	2,216	417	93	18	29	3	71	2,847
Financial assets at FV through Profit or Loss	2,733	108	14	—	—	72	160	3,087
Derivative financial instruments	2,416	225	6	41	1	982	—	3,671
Loans and advances to customers	47,701	3,661	144	34	1,220	12,612	1,878	67,250
Investment securities - Available-for-sale	1,674	460	5	—	—	1,556	590	4,285
Investment securities - Held-to-maturity	253	128	—	—	—	856	—	1,237
Investment securities - Loans-and-receivables	11,955	—	—	—	—	—	—	11,955
Investment property	527	—	—	—	—	—	8	535
Equity method investments	53	—	—	—	—	81	9	143
Goodwill, software & other intangibles	198	—	81	—	—	1,383	47	1,709
Property & equipment	1,413	—	44	—	—	187	111	1,755
Insurance related assets and receivables	711	6	1	—	—	—	3	721
Other assets	5,298	63	67	2	—	305	90	5,825
Total assets	80,502	6,139	596	95	1,261	18,337	4,000	110,930

As at 31 December 2013	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	25,722	1,064	14	—	85	988	24	27,897
Derivative financial instruments	2,433	139	22	2	54	379	—	3,029
Due to customers	44,035	5,590	238	2	66	8,786	4,159	62,876
Debt securities in issue & Other borrowed funds	1,631	1,242	—	—	1	905	27	3,806
Insurance related reserves and liabilities	2,395	5	—	—	—	—	4	2,404
Other liabilities	1,191	286	124	3	—	864	46	2,514
Retirement benefit obligations	491	—	—	—	—	32	7	530
Total liabilities	77,898	8,326	398	7	206	11,954	4,267	103,056

Net on balance sheet position	2,604	(2,187)	198	88	1,055	6,383	(267)	7,874

Foreign exchange risk concentration - Group - As restated

As at 31 December 2012	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	2,136	779	148	—	9	436	992	4,500
Due from banks	2,653	601	88	25	36	799	116	4,318
Financial assets at FV through Profit or Loss	5,161	68	9	—	—	56	135	5,429
Derivative financial instruments	3,233	193	4	15	4	242	2	3,693
Loans and advances to customers	48,117	3,754	146	51	1,224	13,959	1,884	69,135
Investment securities - Available-for-sale	1,557	670	10	—	—	2,488	489	5,214
Investment securities - Held-to-maturity	345	—	—	—	—	—	11	356
Investment securities - Loans-and-receivables	2,745	—	—	—	—	—	—	2,745
Investment property	277	—	—	—	—	—	3	280
Equity method investments	45	—	—	—	—	106	8	159
Goodwill, software & other intangibles	248	—	95	—	—	1,745	50	2,138
Property & equipment	1,617	—	32	—	—	195	125	1,969
Insurance related assets and receivables	631	2	—	—	—	—	3	636
Other assets	3,621	64	49	10	1	388	93	4,226
Total assets	72,386	6,131	581	101	1,274	20,414	3,911	104,798

As at 31 December 2012	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	32,381	879	4	—	99	554	55	33,972
Derivative financial instruments	4,074	304	35	38	27	291	1	4,770
Due to customers	39,024	5,739	237	222	69	9,447	3,984	58,722
Debt securities in issue & Other borrowed funds	1,295	1,144	1	—	—	1,304	27	3,771
Insurance related reserves and liabilities	2,454	1	—	—	1	—	4	2,460
Other liabilities	1,318	270	93	14	—	1,019	43	2,757
Retirement benefit obligations	342	—	—	—	—	38	8	388
Total liabilities	80,888	8,337	370	274	196	12,653	4,122	106,840

Net on balance sheet position	(8,502)	(2,206)	211	(173)	1,078	7,761	(211)	(2,042)

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration — Bank

As at 31 December 2013	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	2,033	12	133	—	1	—	16	2,195
Due from banks	2,847	305	62	13	205	1	45	3,478
Financial assets at FV through Profit or Loss	2,336	22	—	—	—	—	53	2,411
Derivative financial instruments	2,374	162	2	41	2	—	—	2,581
Loans and advances to customers	43,143	2,129	136	19	870	—	30	46,327
Investment securities - Available-for-sale	804	102	—	—	—	—	2	908
Investment securities - Held-to-maturity	242	660	—	—	—	—	—	902
Investment securities - Loans-and-receivables	11,660	—	—	—	—	—	—	11,660
Investment in subsidiaries	8,075	116	12	—	—	—	6	8,209
Equity method investments	7	—	—	—	—	—	—	7
Goodwill, software & other intangibles	111	—	—	—	—	—	—	111
Property & equipment	260	—	—	—	—	—	3	263
Other assets	5,102	41	—	2	—	—	—	5,145
Total assets	78,994	3,549	345	75	1,078	1	155	84,197

As at 31 December 2013	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	25,811	429	186	3	35	—	9	26,473
Derivative financial instruments	2,397	85	21	2	54	—	—	2,559
Due to customers	41,561	2,644	179	1	37	1	867	45,290
Debt securities in issue & Other borrowed funds	891	10	11	—	—	—	—	912
Other liabilities	1,851	234	2	3	—	—	3	2,093
Retirement benefit obligations	487	—	—	—	—	—	—	487
Total liabilities	72,998	3,402	399	9	126	1	879	77,814

Net on balance sheet position	5,996	147	(54)	66	952	—	(724)	6,383

Foreign exchange risk concentration - Bank - As restated

As at 31 December 2012	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1,042	13	141	—	1	—	16	1,213
Due from banks	3,356	514	57	24	197	1	46	4,195
Financial assets at FV through Profit or Loss	4,946	1	—	—	—	—	59	5,006
Derivative financial instruments	3,217	139	4	15	4	—	1	3,380
Loans and advances to customers	43,637	2,324	139	23	848	—	29	47,000
Investment securities - Available-for-sale	877	158	1	—	—	—	9	1,045
Investment securities - Held-to-maturity	326	690	—	—	—	—	14	1,030
Investment securities - Loans-and-receivables	2,465	—	—	—	—	—	—	2,465
Investments in subsidiaries	8,773	116	12	—	—	—	6	8,907
Equity method investments	7	—	—	—	—	—	—	7
Software & other intangible assets	134	—	—	—	—	—	—	134
Property & equipment	327	—	—	—	—	—	4	331
Other assets	3,172	42	—	10	1	—	1	3,226
Total assets	72,279	3,997	354	72	1,051	1	185	77,939

As at 31 December 2012	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	32,685	387	166	4	36	—	9	33,287
Derivative financial instruments	4,052	221	35	38	27	—	—	4,373
Due to customers	36,962	2,471	183	227	43	1	1,021	40,908
Debt securities in issue & Other borrowed funds	764	30	11	—	—	—	—	805
Other liabilities	1,903	244	3	14	—	1	3	2,168
Retirement benefit obligations	328	—	—	—	—	—	—	328
Total liabilities	76,694	3,353	398	283	106	2	1,033	81,869

Net on balance sheet position	(4,415)	644	(44)	(211)	945	(1)	(848)	(3,930)

Notes to the Financial Statements

Group and Bank

4.4                     Country risk

Country risk is the current or prospective risk to earnings and capital, caused by events in a particular country which are at least to some extent under the control of the government but definitely not under the control of a private enterprise or individual. The main categories of country risk consist of sovereign risk, convertibility risk and transfer risk. Sovereign risk stems from a foreign government’s capacity and willingness to repay its debt or other obligations. Convertibility and transfer risk arise when a borrower is unable to convert funds from local to foreign currency in order to repay external obligations. Therefore, country risk refers to all cross border transactions, either with a central government, or with a financial institution, a corporate or a retail client.

The on and off balance sheet items which potentially entail country risk are the following:

•                  interbank secured and unsecured placements and risk that arises from OTC transactions, with financial institutions which operate abroad;

•                  loans to corporations or financial institutions, positions in corporate bonds and project finance loans;

•                  funded and unfunded commercial transactions;

•                  participation in the equity of the Group’s subsidiaries, which operate in other countries; and

•                  holdings in sovereign debt and the sale of protection through Credit Default Swaps, where the underlying reference entity is a sovereign.

In this context, the GMORMD monitors the country risk arising from the Bank’s operations on a daily basis, mainly focusing on countries of South East Europe, Turkey, Egypt and South Africa, where the Group has presence.

4.5                     Liquidity risk

4.5.1                     Liquidity risk management

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

Liquidity risk management seeks to ensure that the liquidity risk of the Group is measured properly and is maintained within acceptable levels and that, even under adverse conditions, the Group has access to funds necessary to cover customer needs, maturing liabilities and other capital needs. As at 31 December 2013, the Bank maintained a pool of unencumbered assets with which it can raise approximately €14 billion through the Emergency Liquidity Assistance (“ELA”). In addition to the Bank’s liquidity pool, Finansbank maintains a ratio of available funds through repurchase agreements (AFTR) over total deposits at a minimum level of 9%. As of 31 December 2013, AFTR stood at TRY 4 billion and the ratio was 10.8%.

The Bank’s executive and senior management have the responsibility for implementing the liquidity risk strategy approved by the BRC and for developing the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is regularly informed about current liquidity risk exposures ensuring that the Group’s liquidity risk profile stays within approved levels.

The ALCO monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements, based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. In addition management receives a deposits report on a daily basis which shows deposit balances and daily variances. From a long term perspective, the Group monitors its Loans-to-Deposits ratio which as at 31 December 2013 was 97% for the Group and 90% for the Bank.

4.5.2                     Sources of liquidity

Currently, the Group’s principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB and long-term debt. ECB funding is collateralized mainly by notes issued by the Bank and guaranteed by the Hellenic Republic, in the context of the Group’s participation in the Hellenic Republic Bank Support Plan, and EFSF bonds received from the HFSF.

Regarding the Group’s subsidiaries, Finansbank is mostly self funded through customer deposits, repurchase agreements with the Central Bank of Turkey and its funds borrowed through the capital markets. In addition, on 7 February 2014, Finansbank announced the launch of a Medium Term Note (MTN) of up to $1.5 billion or equivalent in any other currency including the Turkish Lira through the issuance of one or more series of debt instruments outside Turkey. The rest of the subsidiaries are mostly self-funded.

As at 31 December 2013, funding from ECB amounted to €20.7 billion, whereas the funding through the Emergency Liquidity Assistance (“ELA”) was zero. This constitutes a substantial reduction of the order of €10.2 billion in Eurosystem exposure compared to the respective figure of 2012, caused mainly by the gradual increase of the Bank’s domestic customer deposits.

Notes to the Financial Statements

Group and Bank

4.5.3       Financing under the Hellenic Republic Bank Support Plan

Under the government-guaranteed borrowings facility, the Bank participated in the second and third pillars of Law 3723/2008 “Hellenic Republic’s Bank Support Plan” as follows:

Pillar ΙΙ

Description	Issue date	Maturity date	Nominal amount in million €	Interest rate
Floating Rate Notes	7 June 2011	June 2014	1,925	Paid quarterly at a rate of three-month Euribor plus 1,200 bps
Floating Rate Notes	2 May 2013	May 2016	4,500	Paid quarterly at a rate of three-month Euribor plus 1,200 bps
Floating Rate Notes	26 June 2013	June 2015	4,266	Paid quarterly at a rate of three-month Euribor plus 800 bps
Floating Rate Notes	12 December 2013	December 2014	4,108	Paid quarterly at a rate of three-month Euribor plus 1,200 bps
Total			14,798

The Notes described above are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position. For more information on debt securities in issue and other borrowed funds see Notes 33 and 34.

Pillar ΙΙΙ

On 6 August 2013 and 16 September 2013, the Bank received from Public Debt Management Agency, new three-year zero coupon special Greek Government bonds of €787 million and €60 million, respectively, collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

4.5.4                     Contractual undiscounted cash flows

The contractual undiscounted cash outflows of the Group’s and the Bank’s non-derivative financial liabilities are presented in the tables below. Liquidity risk arising from derivatives is not considered significant.

Contractual undiscounted cash outflows - Group

As at 31 December 2013	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	27,129	294	68	341	108	27,940
Due to customers	41,073	11,043	10,527	649	19	63,311
Debt securities in issue & Other borrowed funds	453	311	1,294	2,007	81	4,146
Insurance related reserves and liabilities	235	67	372	623	1,107	2,404
Other liabilities	822	100	816	206	83	2,027
Total — on balance sheet	69,712	11,815	13,077	3,826	1,398	99,828
Credit commitments (see Note 37)	1,920	480	1,500	454	1,914	6,268

Contractual undiscounted cash outflows - Group

As at 31 December 2012	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	33,392	179	89	303	40	34,003
Due to customers	40,358	8,287	9,328	1,130	254	59,357
Debt securities in issue & Other borrowed funds	148	582	1,598	1,947	95	4,370
Insurance related reserves and liabilities	254	72	365	736	1,033	2,460
Other liabilities	939	565	338	368	50	2,260
Total — on balance sheet	75,091	9,685	11,718	4,484	1,472	102,450
Credit commitments (see Note 37)	833	524	1,533	435	2,881	6,206

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflow - Bank

As at 31 December 2013	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	25,188	385	495	341	107	26,516
Due to customers	30,871	6,978	7,477	158	14	45,498
Debt securities in issue & Other borrowed funds	—	1	36	932	157	1,126
Other liabilities	1,071	—	617	—	70	1,758
Total — on balance sheet	57,130	7,364	8,625	1,431	348	74,898
Credit commitments (see Note 37)	793	261	631	379	2,134	4,198

Contractual undiscounted cash outflow - Bank

As at 31 December 2012	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	32,359	99	539	281	41	33,319
Due to customers	27,805	5,469	6,701	876	460	41,311
Debt securities in issue & Other borrowed funds	—	2	37	970	284	1,293
Other liabilities	17	552	231	1,543	100	2,443
Total — on balance sheet	60,181	6,122	7,508	3,670	885	78,366
Credit commitments (see Note 37)	705	225	543	406	2,077	3,956

Other liabilities mainly include accrued interest and commissions, payables to suppliers, amounts due to government agencies, taxes payable (other than income taxes), accrued expense and the liability from puttable instruments held by minority shareholders.

4.6                     Insurance risk

The insurance policies issued by the Group carry a degree of risk. The risk under any insurance policy is the possibility of the insured event resulting in a claim. By the very nature of an insurance policy, risk is based on fortuity and is therefore unpredictable.

The principal risk that the Group may face under its insurance policies is that the actual claims and benefit payments or the timing thereof, differ from expectations. This could occur because the frequency or severity of claims is greater than estimated. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behaviour, changes in public health, pandemics and catastrophic events such as earthquakes, industrial disasters, fires, riots or terrorism.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies. The variability of risks is also improved by the careful selection and implementation of the Group’s underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework. Pricing is based on assumptions and statistics and the Group’s empirical data, taking into consideration current trends and market conditions and past experience.

Reinsurance arrangements include proportional, optional facultative, excess of loss and catastrophe coverage.

Life insurance

Life insurance policies written by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked, rider benefits attached to insurance policies and mortgage endowments.

These policies insure events associated with human life (for example, death or survival) over a long duration while short duration life insurance policies protect the Group’s clients from the consequences of events (such as death or disability) that would affect the ability of the customer or his/her dependants to maintain their current level of income. Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the financial loss suffered by the policyholder.

The main risks that the Group is exposed to under Life insurance policies are the following:

•                  Mortality risk: risk of loss arising due to policyholder actual death experience being different than expected.

•                  Morbidity risk: risk of loss arising due to policyholder health experience being different than expected.

•                  Longevity risk: risk of loss arising due to the annuitant living longer than expected.

•                  Investment return risk: risk of loss arising from actual returns being different than expected.

•                  Expense risk: risk of loss arising from expense experience being different than expected.

•                  Policyholder decision risk: risk of loss arising due to policyholder experiences (lapses and surrenders) being different than expected.

Key assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions. Assumptions in use are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Life insurance policy estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns and administration expenses. Subsequently, new estimates are developed at each reporting date to determine whether the

Notes to the Financial Statements

Group and Bank

liabilities are adequate in the light of the current experience. The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

•                  Mortality: Assumptions are based on appropriate standard industry and national tables, according to the type of policy written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year. Assumptions are differentiated by sex.

•                  Morbidity rates: Rates of hospitalization, by age and type of coverage, derived from the historical experience.

•                  Investment return: Estimates for investment returns that affect the level of future benefits due to the policyholders are based on current market returns as well as expectations about future economic and financial developments.

•                  Expenses: Operating expenses assumptions reflect the projected costs of maintaining and servicing in-force policies. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

•                  Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders. Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

•                  Discount rate: The discount rate is based on European governments’ benchmark bonds.

Liability adequacy test

Life business comprises of the following four main categories depending on the nature of the cover:

i.                 Individual traditional policies (whole life, endowment, pure endowment, term, pension plans etc): The test was based on the projection of the future cash flows using current assumptions in terms of mortality, lapses, interest rate and expenses for the expected remaining term of insurance policies. No additional liabilities resulted from the above process.

ii.             Unit-linked policies: Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the policy terms. Despite the increase in the value of the funds during the last year an additional liability was necessary to cover the guaranteed return to policyholders.

iii.         Pension beneficiaries that stem from Deposit Administration Funds (“DAF”): The process followed was similar to that of individual traditional policies. The test produced a liability that exceeded reserves to cover longevity risk.

iv.           Hospitalisation riders: The test was based on current assumptions for discount rate, morbidity, medical claim inflation, lapses, expenses and annual premium increase. The aforementioned test did not result in additional reserves.

v.               Other riders: The test was based on current assumptions for discount rate, disability rates, lapses and expenses. The test resulted in additional reserves.

Sensitivity analysis

The sensitivity analysis set out below is calculated for those factors which are considered significant (discount rate, lapse rates and morbidity rates) as regards the effect of their change in the recorded reserves.

The results of the sensitivity analysis refer to the liabilities which relate to the portfolio of individual traditional policies, the Group’s hospitalisation health riders’ portfolio, to benefits to pensioners who previously held DAF policies as well as to the portfolio of Unit Linked policies.

Sensitivity analysis

2013	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0.5%	(55)
	-0.5%	61
Lapse / Surrender Rates	Increase by +10%	39
	Decrease by -10%	(53)
Morbidity Rates	Increase by +5%	76
	Decrease by -5%	(76)

2012	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0.5%	(62)
	-0.5%	64
Lapse / Surrender Rates	Increase by +10%	35
	Decrease by -10%	(54)
Morbidity Rates	Increase by +5%	81
	Decrease by -5%	(81)

Notes to the Financial Statements

Group and Bank

Property and casualty insurance

The Group provides products that cover a large range of risks such as personal, commercial and industrial risks and other risks related to property damage and third party liability.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies. The diversity of risks is also widened by careful selection and implementation of underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework. Pricing is based on assumptions and statistics which give regard to trends, current market conditions and past experience.

For specific risks arising from an unexpected number of claims or unusually large claims, an appropriate proactive policy is applied to all business units:

Underwriting process:  The criteria for the acceptance of insurance risk are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured. Furthermore where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk. In addition, in many cases insurance policies include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with discernable causing events).

Claims handling: The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group. This is achieved by appropriate information systems, reliable claim assessment procedures and qualified personnel with a high degree of ethical standing.

Provisions for Outstanding Claims: In addition to the claim-by-claim procedure, a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims incurred and the calculation of the corresponding reserves. This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

Reinsurance Policy: The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the Group’s solvency and its capacity to absorb losses arising from extreme events. The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims. The Group places particular emphasis on the coverage of catastrophic events, arising from natural perils, such as earthquakes by selecting reinsurance programs that cover events with a small probability of incurrence.

Liability adequacy test

As regards the motor branch, historical data was examined on a per nature of claim basis, for each accident year after 2000 and the following methods were applied in order to estimate the ultimate cost for each accident year: cumulative payments, incurred claims, average claim cost projections and the Bornhuetter-Ferguson method of which the results were selected for the estimation of the total cost for each accident year.

Claims development tables

The tables below present the development of the incurred claims cost for each accident year from 2007 to 2013. In addition, the corresponding amounts of the cumulative actual claims payments are included, in order for there to be a distinction between actual payments and reserves. Outstanding claims estimates for years prior to 2006 are presented for reconciliation reasons.  Note that for Motor TPL, where additional reserves, resulted from the LAT performed (for both IBNR claims and adverse future deviation of the case estimates for reported claims) are included in the estimates presented.

For the Fire business (the second largest property and casualty line of business after Motor), the total cost per year is the sum of the cumulative payments and the reserves per case, including additional reserves resulted from the LAT performed.

Motor and Fire lines account for over 80% of the outstanding claim reserves balances.

Motor TPL claims development

	Reserves	Group
Accident year	prior to 2007	2007	2008	2009	2010	2011	2012	2013	Total reserves
Accident year		106	113	136	200	140	82	64
One year later		113	107	138	192	138	83	—
Two years later		108	105	139	196	147	—	—
Three years later		108	100	139	199	—	—	—
Four years later		104	99	132	—	—	—	—
Five years later		102	93	—	—	—	—	—
Six years later		101	—	—	—	—	—	—
Current estimate of cumulative claims		101	93	132	199	147	83	64
Accident year		(33)	(33)	(39)	(60)	(34)	(21)	(16)
One year later		(54)	(53)	(65)	(87)	(58)	(33)	—
Two years later		(64)	(60)	(73)	(98)	(66)	—	—
Three years later		(70)	(66)	(81)	(108)	—	—	—
Four years later		(74)	(71)	(89)	—	—	—	—
Five years later		(80)	(75)	—	—	—	—	—
Six years later		(83)	—	—	—	—	—	—
Cumulative payments		(83)	(75)	(89)	(108)	(66)	(33)	(16)
Total outstanding claims reserve	61	18	18	43	91	81	50	48	410

Notes to the Financial Statements

Group and Bank

Fire claims development

	Reserves	Group
Accident year	prior to 2007	2007	2008	2009	2010	2011	2012	2013	Total reserves
Accident year		22	26	33	24	19	16	10
One year later		22	41	34	22	18	15	—
Two years later		21	41	35	22	17	—	—
Three years later		21	41	34	22	—	—	—
Four years later		21	38	33	—	—	—	—
Five years later		21	38	—	—	—	—	—
Six years later		20	—	—	—	—	—	—
Current estimate of cumulative claims		20	38	33	22	17	15	10
Accident year		(10)	(7)	(17)	(5)	(7)	(5)	(3)
One year later		(16)	(20)	(25)	(15)	(14)	(10)	—
Two years later		(17)	(27)	(29)	(18)	(15)	—	—
Three years later		(18)	(34)	(30)	(18)	—	—	—
Four years later		(18)	(36)	(30)	—	—	—	—
Five years later		(18)	(36)	—	—	—	—	—
Six years later		(18)	—	—	—	—	—	—
Cumulative payments		(18)	(36)	(30)	(18)	(15)	(10)	(3)
Total outstanding claims reserve	5	2	2	4	4	3	5	7	32

4.7                     Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

As of 31 March 2013, Act 13/28.3.2013 of the Executive Committee of the Bank of Greece, established new additional limits of 9% and 6% for CT1 and Common Equity, respectively for the Group and the Bank. As of 31 December 2013, Act 36/23.12.2013 of the Executive Committee, removed the cap on the recognition of DTA up to 20% of the CT1.

In accordance with the BoG directives (Governor’s Act 2630/29.10.2010) the Group’s capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

The capital adequacy ratios for the Group and the Bank, are presented in the table below:

Capital adequacy

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
		As restated*		As restated*
Ratios:
Common equity	10.3%	7.8%	13.0%	8.5%
Core Tier I	10.3%	7.8%	15.8%	10.5%
Total	11.2%	9.2%	16.8%	12.0%

(*) The 2012 figures have been restated in accordance with the Act 13/28.3.2013 of the Executive Committee of the Bank of Greece.

As at 31 December 2013, the Group’s CT1 ratio has increased to 10.3%, (31 December 2012: 7.8%) following the completion, in June 2013, of the Bank’s recapitalization through the share capital increase of €9,756 million, the 2013 attributable profit for the period of €809 million, and certain actions completed by Management, such as the disposal of a 66% participation interest out of the 100% held in subsidiary NBG Pangaea REIC, a Liability Management Exercise, deleveraging and de-risking and the buy-back of US Preference shares. Furthermore, other actions currently completing (e.g. the application of the IRB approach for Finansbank’s loan portfolio and

Notes to the Financial Statements

Group and Bank

the disposal of our subsidiary Astir Palace), are expected to further increase the Group’s CT1 ratio.

On 6 March 2014, the Bank of Greece informed NBG regarding its capital shortfall, amounting to €2.2 billion, arising from the stress test which incorporated the results from the BlackRock exercise. Following instructions by the Bank of Greece, by 15 April 2014, NBG will present a capital actions plan which will be implemented within a reasonable timeframe. This plan will address the capital needs without raising new equity capital.

4.8                     Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying	Fair				Carrying	Fair
	amounts	values				amounts	values
	31.12.2013	31.12.2013	Level 1	Level 2	Level 3	31.12.2012	31.12.2012

Financial Assets
Loans and advances to customers	67,174	66,483	—	—	66,483	68,954	68,066
Held-to-maturity investment securities	1,237	1,270	812	433	25	356	405
Loans-and-receivables investment securities	11,955	11,507	—	11,239	268	2,745	2,043

Financial Liabilities
Due to customers	62,594	62,535	10,338	52,197	—	55,767	55,806
Debt securities in issue	1,389	1,377	—	1,377	—	1,785	1,776
Other borrowed funds	1,607	1,602	—	1,602	—	1,386	1,376

Financial instruments not measured at fair value - Bank

	Carrying	Fair				Carrying	Fair
	amounts	values				amounts	values
	31.12.2013	31.12.2013	Level 1	Level 2	Level 3	31.12.2012	31.12.2012

Financial Assets
Loans and advances to customers	46,327	45,749	—	—	45,749	47,000	46,091
Held-to-maturity investment securities	902	965	—	935	31	1,030	1,160
Loans-and-receivables investment securities	11,660	11,183	—	10,915	268	2,465	1,831

Financial Liabilities
Due to customers	45,008	45,030	6,626	38,404	—	37,953	37,989
Other borrowed funds	102	43	—	—	43	205	91

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 December 2013 and 2012:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted

Notes to the Financial Statements

Group and Bank

cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 31 December 2013 and 2012, as described in Note 2.11.

Financial instruments measured at fair value - Group

				Total asset/
	Fair value measurement using			liability at
As at 31 December 2013	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	333	2,730	24	3,087
Derivative financial instruments	1	3,649	21	3,671
Loans and advances to customers designated as at fair value through profit or loss	—	—	76	76
Available-for-sale investment securities	2,463	1,710	46	4,219
Insurance related assets and receivables	301	70	11	382
Total Assets	3,098	8,159	178	11,435

Liabilities
Due to customers designated as at fair value through profit or loss	—	282	—	282
Derivative financial instruments	4	3,023	2	3,029
Debt securities in issue designated as at fair value through profit or loss	—	810	—	810
Liabilities relating to unit-linked investment contracts (see note 35)	—	64	—	64
Other liabilities	2	250	—	252
Total Liabilities	6	4,429	2	4,437

				Total asset/
	Fair value measurement using			liability at
As at 31 December 2012	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	1,996	3,400	33	5,429
Derivative financial instruments	5	3,659	29	3,693
Loans and advances to customers designated as at fair value through profit or loss	—	181	—	181
Available-for-sale investment securities	3,655	1,425	95	5,175
Insurance related assets and receivables	283	13	11	307
Total Assets	5,939	8,678	168	14,785

Liabilities
Due to customers designated as at fair value through profit or loss	—	2,955	—	2,955
Derivative financial instruments	5	4,744	21	4,770
Debt securities in issue designated as at fair value through profit or loss	—	—	600	600
Other liabilities	4	257	—	261
Total Liabilities	9	7,956	621	8,586

Financial instruments measured at fair value - Bank

				Total asset/
	Fair value measurement using			liability at
As at 31 December 2013	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	205	2,182	24	2,411
Derivative financial instruments	1	2,559	21	2,581
Available-for-sale investment securities	130	380	7	517
Total Assets	336	5,121	52	5,509

Liabilities
Due to customers designated as at fair value through profit or loss	—	282	—	282
Derivative financial instruments	4	2,553	2	2,559
Debt securities in issue designated as at fair value through profit or loss	—	810	—	810
Other liabilities	—	250	—	250
Total Liabilities	4	3,895	2	3,901

Notes to the Financial Statements

Group and Bank

				Total asset/
	Fair value measurement using			liability at
As at 31 December 2012	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	1,660	3,313	33	5,006
Derivative financial instruments	1	3,350	29	3,380
Available-for-sale investment securities	318	274	70	662
Total Assets	1,979	6,937	132	9,048

Liabilities
Due to customers designated as at fair value through profit or loss	—	2,955	—	2,955
Derivative financial instruments	5	4,358	10	4,373
Debt securities in issue designated as at fair value through profit or loss	—	—	600	600
Other liabilities	—	1,147	—	1,147
Total Liabilities	5	8,460	610	9,075

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2013 and 2012.

Level 3 financial instruments

Level 3 financial instruments at 31 December 2013 include:

a)             Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

b)             Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities or may be subject to liquidity adjustments.

c)              Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral.

d)             Loans which are carried at fair value through profit or loss and which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 31 December 2013, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. During 2013 loans at fair value through profit or loss were transferred from Level 2 to Level 3.

Private equity investments, for which the price of recent investment available, to value these companies is more than a year old, at the balance sheet date, have been transferred into Level 3, as at December 2013. Other transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

The main transfer out of Level 3 relates to debt securities in issue which, as at 30 June 2013, were valued based, primarily, on market observable CDS data and are no longer valued based on the price with which the Bank completed a tender offer.

Reconciliation of fair value measurements in Level 3 — Group

	2013
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	8	95	11	—	600
Gain / (losses) included in Income statement	7	16	11	—	(36)	56
Gain / (losses) included in OCI	—	—	(4)	—	—	—
Purchases	—	—	14	—	—	—
Settlements	(16)	(13)	(96)	—	(69)	—
Transfer into/ (out of) Level 3	—	8	26	—	181	(656)
Balance at 31 December	24	19	46	11	76	—

Notes to the Financial Statements

Group and Bank

	2012
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	51	112	9	—
Gain / (losses) included in Income statement	—	(9)	6	1	—
Gain / (losses) included in OCI	—	—	2	—	—
Purchases	1	—	—	—	—
Settlements	(2)	—	(26)	—	—
Transfer into/ (out of) Level 3	1	(34)	1	1	600
Balance at 31 December	33	8	95	11	600

Reconciliation of fair value measurements in Level 3 — Bank

	2013
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	19	70	600
Gain / (losses) included in Income statement	7	5	11	56
Gain / (losses) included in OCI	—	—	(3)	—
Settlements	(16)	(13)	(71)	—
Transfer into/ (out of) Level 3	—	8	—	(656)
Balance at 31 December	24	19	7	—

	2012
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities	Debt securities in issue designated as at fair value through profit or loss	Other liabilities
Balance at 1 January	33	63	95	—	100
Gain / (losses) included in Income statement	—	(10)	(1)	—	—
Gain / (losses) included in OCI	—	—	2	—	—
Purchases	2	—	—	—	—
Settlements	(2)	—	(26)	—	(100)
Transfer into/ (out of) Level 3	—	(34)	—	600	—
Balance at 31 December	33	19	70	600	—

Gains and losses included in the income statement have been reported in Net trading income/(loss) and results from investment securities except for bonds’ amortisation of premium/ discount which amounts to €1 million, for the period ended 31 December 2013 which has been reported in “Net interest income” at Bank and Group level.

Changes in unrealised gain/ (losses) of financial instruments measured at fair value using significant unobservable inputs (Level 3) relating to financial assets at fair value through profit or loss, net derivative financial instruments, loans and advances to customers, insurance related assets and receivables and debt securities in issue, amount for the year ended 31 December 2013 for the Group to nil, €5 million, €(36) million, Nil and Nil respectively (2012: Nil, €12 million, Nil, €1 million and Nil respectively).

At Bank level changes in unrealised gain/ (losses) of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments, for the year ended 31 December 2013 amount to Nil and €5 million respectively. For the period ended 31 December 2012,  changes in unrealised gain/ (losses) of financial instruments measured at fair value using significant unobservable inputs (Level 3) relating to financial assets at fair value through profit or loss, net derivative financial instruments and debt securities in issue amounted to Nil, €11 million and Nil.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar

Notes to the Financial Statements

Group and Bank

transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

The liquidity risk adjustment reflects, among other things, the illiquid nature of certain financial instruments and the cost that would be incurred to close out certain financial positions of the Group either by unwinding or disposing the actual market risk that the Group has undertaken.

Quantitative Information about Level 3 Fair Value Measurements

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	16	Price Based	Price	26.44		98.69
	8	Price Based	Liquidity Factor Adjustment	40.00%		40.00%
Available-for-Sale investment securities	7	Price Based	Price	93.76		93.76
	8	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	25	Price of Recent Investment	n/a (1)	n/a	(1)	n/a	(1)
Loans and advances to customers designated as at fair value through profit or Loss	76	Discounted Cash Flows	Credit Spread	200	bps	1500	bps
Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%		92.50%
Other Derivatives	5	Market Standard Black Scholes Model	Index volatility	5.00%		30.00%
	3	Market Standard Black Scholes Model	FX pair correlation	28.00%		68.00%
Insurance related assets and receivables	11	Price Based	Price	100.60		100.60

(1): Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a reasonable change in volatilities and correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) may result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short on the exposure among other factors. Due to the Group’s limited exposure to these instruments, a reasonable change in the above unobservable inputs would not be significant to the Group.

Additionally, within the same category, there are certain interest rate derivatives for which the bilateral credit-risk adjustment is significant to their respective fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change of the financial instruments fair value for the Group.

Other Derivatives category includes foreign exchange swaps for which the bilateral credit-risk adjustment is significant in comparison to their fair value and a reasonable change to the credit spread of these counterparties would not have a material effect for the Group. The Other Derivatives category also includes certain structured foreign exchange options for which a

Notes to the Financial Statements

Group and Bank

reasonable change in the foreign exchange pair correlation would not have a significant effect in their respective fair value.

For Loans and advances to customers designated as at fair value through profit or loss, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

4.9                     Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position where the Group and the Bank currently have a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Group and the Bank enter into various master netting arrangements or similar agreements that do not meet the criteria set by the applicable accounting guidance for offsetting in the statement of financial position but still allow for the related amounts to be set off in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform). The table below presents the recognised financial instruments that are either offset or subject to master netting arrangements or similar agreements but not offset, as at 31 December 2013 and 2012, and shows under ‘Net amount’ what the net impact would be on the Group’s and the Bank’s statement of financial position if all set-off rights were exercised.

a. Financial assets subject to offsetting, enforceable netting arrangements and similar agreements

		Group			Bank
At 31 December 2013		Derivative instruments (1)	Reverse repurchase agreements (2)	Total	Derivative instruments (1)	Reverse repurchase agreements (2)	Total

Gross amounts of recognised financial assets		3,598	36	3,634	2,514	418	2,932
Gross amounts of recognised financial liabilities set off in the statement of financial position		—	—	—	—	—	—
Net amounts of financial assets presented in the statement of financial position		3,598	36	3,634	2,514	418	2,932

Related amounts not set off in the statement of financial position	Financial instruments collateral received	(619)	(22)	(641)	(617)	(418)	(1,035)
	Cash collateral received	(943)	—	(943)	(298)	—	(298)
Net amount		2,036	14	2,050	1,599	—	1,599

(1)  Included in Derivative assets in the statement of financial position of the Group and the Bank as at 31 December 2013.

(2)  Of which, €1 million and €12 million included in Due from banks and €35 million and €406 million included in Loans and advances to customers in the statement of financial position of the Group and the Bank respectively, as at 31 December 2013.

		Group			Bank
At 31 December 2012		Derivative instruments (1)	Reverse repurchase agreements (2)	Total	Derivative instruments (1)	Reverse repurchase agreements (2)	Total

Gross amounts of recognised financial assets		3,647	878	4,525	3,342	409	3,751
Gross amounts of recognised financial liabilities set off in the statement of financial position		—	(50)	(50)	—	(50)	(50)
Net amounts of financial assets presented in the statement of financial position		3,647	828	4,475	3,342	359	3,701

Related amounts not set off in the statement of financial position	Financial instruments collateral received	(1,008)	(824)	(1,832)	(1,009)	(359)	(1,368)
	Cash collateral received	(477)	—	(477)	(367)	—	(367)
Net amount		2,162	4	2,166	1,966	—	1,966

(1)  Included in Derivative assets in the statement of financial position of the Group and the Bank as at December 31 2012.

(2)  Of which, €798 million and Nil included in Due from banks and €30 million and €359 million included in Loans and advances to customers in the statement of financial position of the Group and the Bank respectively, as at 31 December 2012.

Notes to the Financial Statements

Group and Bank

b. Financial liabilities subject to offsetting, enforceable netting arrangements and similar agreements

		Group			Bank
At 31 December 2013		Derivative instruments (1)	Repurchase agreements (2)	Total	Derivative instruments (1)	Repurchase agreements (2)	Total

Gross amounts of recognised financial liabilities		3,026	4,736	7,762	2,552	3,435	5,987
Gross amounts of recognised financial assets set off in the statement of financial position		—	—	—	—	—	—
Net amounts of financial liabilities presented in the statement of financial position		3,026	4,736	7,762	2,552	3,435	5,987

Related amounts not set off in the statement of financial position	Financial instruments collateral pledged	(542)	(4,736)	(5,278)	(542)	(3,435)	(3,977)
	Cash collateral pledged	(769)	—	(769)	(731)	—	(731)
Net amount		1,715	—	1,715	1,279	—	1,279

(1)  Included in Derivative liabilities in the statement of financial position of the Group and the Bank as at 31 December 2013.

(2)  Of which, €4,713 million and €3,434 million included in Due to Banks and €23 million and €1 million included in Due to Customers in the statement of financial position of the Group and the Bank respectively, as at 31 December 2013.

		Group			Bank
At 31 December 2012		Derivative instruments (1)	Repurchase agreements (2)	Total	Derivative instruments (1)	Repurchase agreements (2)	Total

Gross amounts of recognised financial liabilities		4,751	1,158	5,909	4,363	324	4,687
Gross amounts of recognised financial assets set off in the statement of financial position		—	(50)	(50)	—	(50)	(50)
Net amounts of financial liabilities presented in the statement of financial position		4,751	1,108	5,859	4,363	274	4,637

Related amounts not set off in the statement of financial position	Financial instruments collateral pledged	(742)	(1,081)	(1,823)	(742)	(274)	(1,016)
	Cash collateral pledged	(1,781)	—	(1,781)	(1,674)	—	(1,674)
Net amount		2,228	27	2,255	1,947	—	1,947

(1)  Included in Derivative liabilities in the statement of financial position of the Group and the Bank as at 31 December 2012.

(2)  Of which, €1,097 million and €270 million included in Due to Banks and €11 million and €4 million included in Due to Customers in the statement of financial position of the Group and the Bank respectively, as at 31 December 2012.

Notes to the Financial Statements

Group and Bank

NOTE 5:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2.5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

12 month period ended 31 December 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	619	696	(101)	84	299	1,299	261	3,157
Net fee and commission income	75	90	(140)	7	90	401	6	529
Other	—	(46)	28	102	15	44	(58)	85
Total income	694	740	(213)	193	404	1,744	209	3,771
Direct costs	(569)	(50)	(55)	(98)	(260)	(859)	(286)	(2,177)
Allocated costs and provisions	(1,114)	(421)	528	14	(117)	(338)	(320)	(1,768)
Share of profit of equity method investments	—	—	(4)	1	1	(3)	—	(5)
Profit / (loss) before tax	(989)	269	256	110	28	544	(397)	(179)
Tax benefit / (expense)								986
Profit for the period								807
Non-controlling interests								(2)
Profit attributable to NBG equity shareholders								809

Segment assets as at 31 December 2013
Segment assets (2)	24,901	14,115	16,048	3,365	9,505	23,373	16,773	108,080
Deferred tax assets and Current income tax advance								2,850
Total assets								110,930

Segment liabilities as at 31 December 2013
Segment liabilities	37,724	1,252	31,758	2,916	7,055	19,641	2,611	102,957
Current income and deferred tax liabilities								99
Total liabilities								103,056

Depreciation and amortisation(1)	17	3	2	8	27	67	102	226
Credit provisions and other impairment charges	796	375	(548)	(17)	114	339	314	1,373
Non-current assets additions	4	27	—	3	22	102	54	212

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognised on business combinations.

(2) The amount in segment “Other” includes €9.1 billion relating to the EFSF bonds received for the recapitalization (see Note 45) and the acquisition of “selected” assets and liabilities of First Business BanK.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12 month period ended 31 December 2012 as restated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	940	745	(106)	71	312	1,265	138	3,365
Net fee and commission income	88	85	(177)	6	90	400	3	495
Other	(9)	(49)	(469)	156	17	169	(148)	(333)
Total income	1,019	781	(752)	233	419	1,834	(7)	3,527
Direct costs	(615)	(51)	(59)	(116)	(272)	(748)	(20)	(1,881)
Allocated costs and provisions	(1,736)	(654)	(247)	(31)	(258)	(286)	(409)	(3,621)
Share of profit of equity method investments	—	—	—	—	—	2	—	2
Profit / (loss) before tax	(1,332)	76	(1,058)	86	(111)	802	(436)	(1,973)
Tax benefit / (expense)								(158)
Loss for the period								(2,131)
Non-controlling interests								4
Loss attributable to NBG equity shareholders								(2,127)

Segment assets as at 31 December 2012
Segment assets	25,694	14,377	19,584	3,136	9,429	24,615	6,295	103,130
Deferred tax assets and Current income tax advance								1,668
Total assets								104,798

Segment liabilities as at 31 December 2012
Segment liabilities	35,241	1,008	37,790	2,855	6,657	20,117	3,044	106,712
Current income and deferred tax liabilities								128
Total liabilities								106,840

Depreciation and amortisation(1)	13	2	3	9	32	65	107	231
Credit provisions and other impairment charges	1,436	608	227	29	255	286	312	3,153
Non-current assets additions	12	29	6	5	17	96	79	244

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognised on business combinations.

Breakdown by location

12 month period ended 31 December 2013	Greece	S.E. Europe	Turkey	Other	Group
Net interest income	1,559	252	1,299	47	3,157
Net fee and commission income	37	79	401	12	529
Other	26	8	44	7	85
Total income	1,622	339	1,744	66	3,771
Direct costs	(1,058)	(218)	(859)	(42)	(2,177)
Allocated costs and provisions	(1,314)	(89)	(338)	(27)	(1,768)
Share of profit of equity method investments	(3)	1	(3)	—	(5)
Profit / (loss) before tax	(753)	33	544	(3)	(179)
Tax benefit / (expense)					986
Profit for the period					807
Non-controlling interests					(2)
Profit attributable to NBG equity shareholders					809

Depreciation and amortisation(1)	132	25	67	2	226
Credit provisions and other impairment charges	918	89	338	28	1,373
Non-current asset additions	88	20	102	2	212
Non-current assets	3,720	215	314	20	4,269

Notes to the Financial Statements

Group and Bank

Breakdown by location

12 month period ended 31 December 2012 as restated	Greece	S.E. Europe	Turkey	Other	Group
Net interest income	1,783	253	1,271	58	3,365
Net fee and commission income	4	80	400	11	495
Other	(537)	12	188	4	(333)
Total income	1,250	345	1,859	73	3,527
Direct costs	(849)	(227)	(761)	(44)	(1,881)
Allocated costs and provisions	(3,080)	(192)	(286)	(63)	(3,621)
Share of profit of equity method investments	—	—	2	—	2
Profit / (loss) before tax	(2,679)	(74)	814	(34)	(1,973)
Tax benefit / (expense)					(158)
Loss for the period					(2,131)
Non-controlling interests					4
Loss attributable to NBG equity shareholders					(2,127)

Depreciation and amortisation(1)	134	30	65	2	231
Credit provisions and other impairment charges	2,613	191	286	63	3,153
Non-current asset additions	131	14	96	3	244
Non-current assets	4,030	208	340	22	4,600

(1)  Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognised on business combinations.

NOTE 6:                         Net interest income

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Interest earned on:
Amounts due from banks	37	61	50	78
Financial assets at fair value through profit or loss	130	177	110	150
Investment securities	469	721	197	422
Loans and advances to customers	4,884	5,271	2,160	2,430
Interest and similar income	5,520	6,230	2,517	3,080

Interest payable on:
Amounts due to banks	(303)	(766)	(251)	(712)
Amounts due to customers	(1,907)	(1,963)	(812)	(652)
Debt securities in issue	(104)	(67)	—	—
Other borrowed funds	(49)	(69)	(6)	(48)
Interest expense and similar charges	(2,363)	(2,865)	(1,069)	(1,412)

Net interest income	3,157	3,365	1,448	1,668

NOTE 7:                         Net fee and commission income / (expense)

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Custody, brokerage & investment banking	90	61	6	7
Retail lending fees	201	216	14	4
Corporate lending fees	138	130	104	92
Banking fees & similar charges	266	284	55	71
Commissions on issues of Hellenic Republic Bank Support Plan (Law 3723/2008) — Pillar II and to ELA for liquidity purposes	(183)	(211)	(183)	(211)
Fund management fees	17	15	5	4
Net fee and commission income / (expense)	529	495	1	(33)

Notes to the Financial Statements

Group and Bank

NOTE 8:                         Earned premia net of claims and commissions

	Group
	31.12.2013	31.12.2012

Gross written premia	563	691
Less: Premia ceded to reinsurers	(62)	(80)
Net written premia	501	611

Change in unearned premium reserve	20	62
Reinsurers’ share of change in unearned premium reserve	(7)	(1)
Change in unearned premium reserve — Group share	13	61

Net earned premia	514	672
Other (incl. net gains / (losses) on unit-linked assets)	16	23
Earned premia net of reinsurance	530	695

Benefits and claims incurred	(406)	(580)
Less: Reinsurers’ share of benefits and claims incurred	(7)	(3)
Benefits and claims incurred— Group share	(413)	(583)

Change in actuarial and other reserves	27	121
Change in actuarial and other reserves — Group share	27	121

Commission expense	(70)	(87)
Commission income from reinsurers	8	9
Net commission expense	(62)	(78)
Net return to DAF contract holders	(5)	(7)
Other	(10)	(17)
Net claims incurred	(463)	(564)

Earned premia net of claims and commissions	67	131

NOTE 9:                         Net trading income / (loss) and results from investment securities

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Net trading result and other net unrealized gains / (losses) from financial instruments	(286)	(640)	(304)	(708)
Net gain / (loss) from disposal of investment debt securities	104	30	82	21
Net gain / (loss) from disposal of investment equity securities	42	2	7	—
Net gain / (loss) from disposal of investment mutual funds	45	19	46	—
Net gain / (loss) from disposal of subsidiaries	—	158	—	—
Total	(95)	(431)	(169)	(687)

Net gain / (loss) from financial instruments designated as at fair value through profit or loss for the year ended 31 December 2013 amounts to €(354) million (2012: €(270) million) for the Group and €(342) million (2012: €(291) million) for the Bank and are included in “Net trading result and other net unrealized gains/(losses) from financial instruments”. Net gain/(loss) from disposal of subsidiaries mainly refers to the disposal of Finans Pension (see Note 46).

NOTE 10:                  Net other income / (expenses)

Net other income/(expense) includes dividends, statutory contributions for deposit and loan balances and non-banking income/(expense) such as real estate gains / (losses) and rentals, hotel and warehouse fees, other income from various sources, Group’s share in investees’ business and net results from disposals of private equity investments. In 2013, net other income/(expense) for the Bank includes dividend income from subsidiaries of €356 million and a gain of €155 million from the disposal of a non-controlling participation interest in NBG Pangaea REIC. (see Note 46:  Acquisitions, disposals and other capital transactions)

Notes to the Financial Statements

Group and Bank

NOTE 11:                  Personnel expenses

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Salaries and other staff related benefits	1,314	1,360	712	786
Pension costs: defined benefit plans (Note 12)	216	20	203	7
Total	1,530	1,380	915	793

Salaries and other staff related benefits include the amount of €25.5 million (2012: €25.5 million) paid to IKA-ETAM in accordance to Law 3655/2008, after the incorporation of the Bank’s main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. This amount will be paid to IKA-ETAM for the 10 years starting from December 2009 (see Note 12:  Retirement benefit obligation).

The average number of employees for the Group during the period to 31 December 2013 was 36,306 (2012: 33,988) and for the Bank was 12,020 (2012: 11,641). The slight net increase in the Bank’s average balance of employees was mainly due to the acquisition of FBB in May 2013 and Probank in July 2013 by which approximately 1,250 individuals joined the Bank and was offset by the exit of approximately 2,500 employees of the Bank in December 2013 through the voluntary retirement scheme (see Note 12:  Retirement benefit obligation). Additionally, at Group level, the increase was mainly caused by Finansbank.

NOTE 12:                  Retirement benefit obligation

I. Defined Contribution Plans

National Bank of Greece Pension Plan

In accordance with Law 3655/2008, applicable from April 2008, the Bank’s main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute €25.5 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to 1 January 1993. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13.3%.

National Bank of Greece Auxiliary Pension Plan

In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees (‘‘ETAT’’). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by a special financial report commissioned by the Ministry of Finance pursuant to this legislation.

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay. Under Law 3371/2005 employees hired after 1 January 2005 are insured in the singe auxiliary social security fund (“ETEAM”).  The Bank pays its contributions to ETEAM since 1 May 2007.

In accordance with Law 4052/2012 (GG A’ 41) a new auxiliary fund called Integrated Auxiliary Pension Fund (“ETEA”) was established and started on 1 July 2012. ETEA includes, among others, ETEAM and according to transitional provisions of the same law (GG A’ 256/2012), from 1 January 2013, the ETAT regarding the auxiliary schemes is mandatorily included.

In April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount to ETEA in relation to this merger.

Ethniki Hellenic General Insurance Company Benefit Plan

As for the Bank’s main pension plan, following legislation passed in April 2008, the post-retirement plan of EH, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13.3%. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13.3%.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which Finansbank, UBB, SABA, NBG Asset Management Mutual Funds, EH, NBGI Private Equity Ltd, NBGI Private Equity Funds and NBG Cyprus also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (“T.Y.P.E.T.”) amount to 6.25% of employees’ salaries. Employees’ contributions amount to 2.5% of their salaries. Additional contributions are paid for insured members of the employees’ families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total contributions to social security funds, state run plans and defined contribution plans for 2013 and 2012 were €315 million and €325 million respectively.  The respective figures for the Bank were €229 million and €245 million respectively. As mentioned above, as of 1 August 2008, the Bank’s pension plan and the

Notes to the Financial Statements

Group and Bank

pension branch of EH post-retirement and health plan were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

National Bank of Greece Lump Sum Benefit Plan

Up to 2013, the Bank did not contribute to the aforementioned plan. From 1 January 2014, the Bank pays  contribution of 2%.

II. Defined Benefit Plans

Retirement indemnities

Most Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump sum based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee’s profession (e.g. Greek law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

In accordance with Law 4046/2012 and Board of Ministers’ Decision (6/28.2.2012), from 14 February 2012 onwards, the employment contracts that lapse on attainment of the normal retirement age or based on the particular retirement conditions, are considered as indefinite duration employment contracts and therefore, the provisions for employees statutory retirement indemnity of Law 2112/1920, are applied.

Prior to the enactment of the above Law, the Bank considered the employment contracts with its employees as finite duration contracts; therefore no provision for staff leaving indemnity was recognized.

On 12 November 2012, the new Law 4093/2012 (GG A’ 222) decreased the Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law restricts the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

The transitional provisions of the law state that for employees who on 12 November 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year and up to 24 monthly salaries. In case of dismissal the additional monthly salary is restricted to 2,000 euros.

Lump sum and annuity benefits

Most EH and former Ethnokarta employees are entitled to benefits from Deposit Administration Fund (DAF) type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees’ salary and years of service, and vary depending on the provisions of each policy.

Benefits for the employees’ children

Benefits to employees’ children are lump sum and are also based on the parents’ salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees’ children through a DAF type policy, as well as to the Bank’s employees’ children through a separate fund.

Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

Pension costs — defined benefit plans

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
		As restated		As restated
Service cost	13	14	5	7
Net interest expense on the net defined benefit liability/(asset)	13	17	10	14
Recognition of past service cost	—	(3)	—	—
Losses / (income) on curtailments /settlements and other expense/ (income)	190	(8)	188	(14)
Total	216	20	203	7

In 2013, losses / (income) on curtailments / settlements and other expense / (income) mainly include the cost of the voluntary retirement scheme for the Bank’s employees. More specifically, on 19 December 2013, the Bank announced to its employees terms of the voluntary retirement scheme (“VRS”). The deadline for applications was on 30 December 2013. Approximately, 2,500 employees participated in the VRS and the total expense amounted to €188 million. By taking into account the unpaid leave for these employees, the total voluntary retirement expense amounted to approximately €193 million. Additionally, losses / (income) on curtailments / settlements and other expense / (income) includes the additional cost of extra benefits in excess of the benefits provided for Finansbank amounting to €2 million.

In 2012, losses / (income) on curtailments / settlements and other expense / (income) mainly related to the change in the provision for retirement indemnities in accordance with Law 4093/2012 as described above, which eliminates the retirement indemnity benefit accruals for employees with more than 17 years of service. Additionally, all employees with less than 17 completed years of service as in November 2012 will cease to accrue future benefits upon the completion of 17 years, instead of 28 years as was the case before the amendment. Additionally, in 2012, losses / (income) on curtailments / settlements and other expense / (income) includes the additional cost of extra benefits in excess of the benefits provided for Finansbank amounting to €4 million and the amount of €3 million for NBG Cyprus, as in 2012 the plan changed from being a defined benefit plan to a defined contribution plan.

Notes to the Financial Statements

Group and Bank

Net liability in statement of Financial Position

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
		As restated		As restated
Present value of funded obligations	187	212	149	167
Fair value of plan assets	(67)	(69)	(20)	(26)
	120	143	129	141
Present value of unfunded obligations	410	245	358	187
Total	530	388	487	328

Movement in net liability

	Group		Bank
	2013	2012	2013	2012
		As restated		As restated
Net liability at the beginning of the period	388	395	328	320
Actual employer contributions paid	(15)	(24)	(13)	(22)
Benefits paid directly	(14)	(59)	(6)	(11)
Total expense recognised in the income statement	216	20	203	7
Amount recognized in the OCI	(37)	56	(25)	34
Foreign exchange rate changes	(8)	—	—	—
Net liability at the end of the period	530	388	487	328

Remeasurements on the net liability

	Group		Bank
	2013	2012	2013	2012
		As restated		As restated
Liability (gain)/loss due to changes in assumptions	(21)	61	(13)	41
Liability experience (gain)/loss arising during the year	(19)	(7)	(17)	(9)
Return on plan assets (excluding amounts included in net interest income)	3	2	5	2
Total amount recognised in OCI	(37)	56	(25)	34

In 2014, the Group and the Bank are expected to make €10 million and €7 million respectively in contributions to funded plans, and pay €290 million and €288 million respectively in retirement indemnities, of which the amount of €262 million concerns the indemnities as part of the voluntary retirement scheme for the Bank’s employees. The employer contributions paid by the Bank, are in excess of the expected contribution of €9 million for 2013.

Reconciliation of defined benefit obligation

	Group		Bank
	2013	2012	2013	2012
		As restated		As restated
Defined benefit obligation at the beginning of the period	457	471	354	350
Service cost	13	14	5	7
Interest cost	16	20	11	15
Employee contributions	4	5	3	4
Benefits paid from the Fund	(21)	(37)	(18)	(29)
Benefits paid directly	(14)	(59)	(6)	(11)
Losses/(gains) on curtailments / settlements	190	(8)	188	(14)
Past service cost arising over the last period	—	(3)	—	—
Remeasurements (gains)/losses:
Loss/(Gain) - financial assumptions	(21)	61	(13)	41
Loss/(Gain) - demographic assumptions	—	—	—	—
Loss/(Gain) — experience adjustments	(19)	(7)	(17)	(9)
Foreign exchange rate differences	(8)	—	—	—
Defined benefit obligation at the end of the period	597	457	507	354

Notes to the Financial Statements

Group and Bank

Reconciliation of plan assets

	Group		Bank
	2013	2012	2013	2012
		As restated		As restated
Fair value of plan assets at the beginning of the period	69	76	26	30
Expected return on plan assets	3	3	1	1
Employer contributions	15	24	13	22
Employee contributions	4	5	3	4
Fund benefits	(21)	(37)	(18)	(29)
Remeasurements gains/(losses):
Return on plan assets (excluding amounts included in net interest income)	(3)	(2)	(5)	(2)
Fair value of plan assets at the end of the period	67	69	20	26

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2013 and 31 December 2012 are:

Weighted average assumptions at the end of the reporting period

	Group		Bank
	2013	2012	2013	2012

Discount rate	3.9%	3.6%	3.6%	3.2%
Price inflation	2.0%	2.3%	1.8%	2.0%
Rate of compensation increase	2.1%	2.4%	1.8%	2.0%
Plan duration	12.1	10.4	11.2	9.1

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date.

Sensitivity analysis of significant actuarial assumptions-Group

		31 December 2013
Actuarial assumption	Change in Assumptions	Increase / (decrease) in defined benefitobligation
Discount rate	Increase by 50 basis points	(5.3)%
	Decrease by 50 basis points	5.8%
Price inflation	Increase by 50 basis points	0.8%
	Decrease by 50 basis points	(0.7)%
Rate of compensation increase	Increase by 50 basis points	4.0%
	Decrease by 50 basis points	(3.7)%
Pension growth rate	Increase by 50 basis points	0.7%
	Decrease by 50 basis points	(0.7)%
	Plus 1 year	1.1%
Life Expectancy	Minus 1 year	(1.1)%

Sensitivity analysis of significant actuarial assumptions-Bank

		31 December 2013
Actuarial assumption	Change in Assumptions	Increase / (decrease) in defined benefit obligation
Discount rate	Increase by 50 basis points	(5.1)%
	Decrease by 50 basis points	5.5%
Price inflation	Increase by 50 basis points	0.3%
	Decrease by 50 basis points	(0.3)%
Rate of compensation increase	Increase by 50 basis points	4.3%
	Decrease by 50 basis points	(4.0)%
Pension growth rate	Increase by 50 basis points	0.8%
	Decrease by 50 basis points	(0.8)%
	Plus 1 year	0.6%
Life Expectancy	Minus 1 year	(0.7)%

Notes to the Financial Statements

Group and Bank

Allocation of plan assets

	Group				Bank
	2013		2012		2013		2012
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Equity securities	—	—	6	9%	—	—	6	24%
Cash and cash equivalents	2	3%	—	—	2	10%	—	—
Other	65	97%	63	91%	18	90%	19	76%
Total	67	100%	69	100%	20	100%	25	100%

Other relates mainly to assets of DAF policies issued by the Group’s main insurance company EH, while in 2012 equity shares were the Bank’s own equity securities.

NOTE 13:                  General, administrative & other operating expenses

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Duties and taxes	106	96	51	48
Utilities and rentals	314	305	168	183
Maintenance and other related expenses	43	33	16	7
Other administrative expenses	348	299	104	81
Total	811	733	339	319

NOTE 14:                  Credit provisions and other impairment charges

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
a. Impairment charge for credit losses
Due from banks (Note 18)	1	—	—	—
Loans and advances to customers (Note 21)	1,135	2,545	691	2,079
Other Greek State exposure	(21)	60	(21)	60
	1,115	2,605	670	2,139
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	(99)	10	(75)	10
Impairment of Eurobank	265	—	265	—
Equity securities	12	42	3	32
	178	52	193	42
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets (Note 23, 25, 26 & 29)	16	77	—	11
Impairment of goodwill / Investment in subsidiaries and equity method investments	9	142	120	219
Legal and other provisions	55	90	43	72
	80	309	163	302

Total	1,373	2,966	1,026	2,483

The charge for loans and advances to customers in 2013 for the the Group and the Bank includes a release of €493 million relating to a loan to the Greek state (see also Note 21)

Notes to the Financial Statements

Group and Bank

NOTE 15: Tax benefit (expense)

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Current tax	(133)	(201)	15	(14)
Settlement of “open” tax years	—	(6)	—	—
Deferred tax	1,119	49	1,104	103
Tax benefit / (expense)	986	(158)	1,119	89

Loss before tax	(179)	(1,973)	(501)	(3,015)

Tax calculated based on the current tax rate of 26% (2012: 20%)	47	397	130	605
Adjustments in respect of income tax of previous years	35	—	16	—
Effect of changes in tax rates (from 20% to 26%)	372	—	326	—
Effect of different tax rates in other countries	18	20	—	—
Income not subject to taxation	160	56	130	9
Expenses not deductible for tax purposes	(148)	(55)	(137)	(52)
Effect of unused tax losses not recognized as deferred tax assets	(59)	(184)	—	(168)
Effect of PSI impairment for which no deferred tax asset has been recognised	—	44	—	44
Effect of deductible temporary differences not recognised as deferred tax assets	(87)	(417)	(84)	(336)
Deferred tax asset on tax losses carried forward and previously unrecognised and unused temporary differences now recognised as deferred tax assets	741	—	739	—
Intragroup dividends	(93)	—	—	—
Statutory revaluation of fixed assets	—	3	—	—
Non off-settable taxes with current year income taxes	(1)	(14)	(1)	(14)
Settlement of “open” tax years	—	(6)	—	—
Other	1	(2)	—	1
Income tax (expense) / benefit	986	(158)	1,119	89
Effective tax rate for the period	n/a	(8.0)%	n/a	3.0%

The nominal corporation tax rate for the Bank for 2013 and 2012 is 26% and 20% respectively.

In January 2013, the nominal corporation tax rate in Greece was increased from 20% to 26% for the periods commencing from 1 January 2013 and thereon. The impact on the Bank’s and Group’s net deferred tax is €326 miliion and €372 million respectively.

Upon profit distribution a 25% withholding tax is imposed on distributed profits. However, for profit distributions approved from 1 January 2014 onwards the withholding tax is reduced to 10%.

The unaudited tax years of the Group equity method investments and subsidiaries are presented in Note 24 and 47 respectively.

NOTE 16:                  Earnings / (losses) per share

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Profit/(Loss) for the period attributable to NBG equity shareholders	809	(2,127)	618	(2,926)
Less: dividends on preference shares and preferred securities	—	(3)	—	—
Add: gain on redemption of preferred securities, net of tax	55	114	—	—
Gains/(Loss) for the period attributable to NBG ordinary shareholders	864	(2,016)	618	(2,926)

Weighted average number of ordinary shares outstanding for basic and diluted EPS as reported	1,386,902,697	955,909,298	1,387,081,422	956,090,482
Weighted average number of ordinary shares outstanding for basic and diluted EPS, as adjusted for the reverse split (955,909,298/10 = 95,590,930), (956,090,482/10 = 95,609,048)	—	95,590,930	—	95,609,048
Adjustment for the effect of bonus element of the share capital increase	—	94,281,334	—	94,299,204
Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	1,386,902,697	189,872,264	1,387,081,422	189,908,252

Gains/(Losses) per share - Basic and diluted	0.62	(10.62)	0.45	(15.41)

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the

Notes to the Financial Statements

Group and Bank

ordinary shares at a ratio of 10 existing shares of 1.00 Euro per share are exchanged for 1 new share of 10.00 Euro per share. This adjustment is applied retrospectively to all periods presented.

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share (see Note 38) and its market price upon the recent capital increase. This adjustment, which corresponds to a factor of 1.9863, was applied retrospectively to all periods presented.

NOTE 17:                  Cash and balances with central banks

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Cash in hand	1,205	1,135	669	666
Balances with central banks	4,705	3,365	1,526	547
Total	5,910	4,500	2,195	1,213
Of which
Obligatory balances with central banks	3,454	2,887	598	537

The Bank is required to maintain a current account with the BoG to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG is the primary regulator of depository institutions in Greece.  BoG requires all banks established in Greece to maintain deposits with the central bank equal to 1% of total customer deposits as these are defined by the ECB.  Similar requirements apply to the other banking subsidiaries of the Group.  The Bank’s deposits at BoG bear interest at the refinancing rate as set by the ECB of 0.25% at 31 December 2013 while the corresponding deposits of Finansbank, UBB and certain other subsidiaries are non-interest bearing.

NOTE 18:                  Due from banks

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Sight deposits with banks	428	608	223	419
Time deposits with banks	460	491	1,325	1,370
Securities purchased under agreements to resell	1	798	12	—
Deposits in margin accounts	1,587	2,063	1,587	2,063
Other	382	369	332	344
	2,858	4,329	3,479	4,196
Less: Allowance for losses on amounts due from banks	(11)	(11)	(1)	(1)
Total	2,847	4,318	3,478	4,195

Movement in allowance for impairment for amounts due from banks

	Group		Bank
	2013	2012	2013	2012
Balance at 1 January	11	10	1	—
Provision for impairment	—	1	—	1
Balance at 31 December	11	11	1	1

NOTE 19:                  Financial assets at fair value through profit or loss

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Trading Securities:
Government bonds	304	207	19	37
Treasury bills	2,213	4,885	2,212	4,885
Other debt securities	530	287	180	83
Equity securities	33	38	—	1
Mutual funds units	7	12	—	—
Total	3,087	5,429	2,411	5,006

Notes to the Financial Statements

Group and Bank

NOTE 20:                  Derivative financial instruments

	Group			Bank
	31.12.2013			31.12.2013
	Notional	Fair values	Fair values	Notional	Fair values	Fair values
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	44,504	2,169	1,958	38,618	1,844	1,691
Foreign exchange derivatives — OTC	9,741	129	194	2,851	19	20
Other types of derivatives — OTC	545	20	10	545	20	10
Interest rate derivatives — Exchange traded	1,046	1	4	1,046	1	4
Foreign exchange derivatives — Exchange traded	7	—	—	—	—	—
Other types of derivatives - Exchange traded	3,703	44	—	3,464	41	—
Total	59,546	2,363	2,166	46,524	1,925	1,725

Derivatives held for fair value hedging
Interest rate derivatives — OTC	14,270	1,180	860	11,288	656	834
Total	14,270	1,180	860	11,288	656	834

Derivatives held for cash flow hedging
Interest rate derivatives — OTC	1,117	128	3	—	—	—
Total	1,117	128	3	—	—	—

Total	74,933	3,671	3,029	57,812	2,581	2,559

	Group			Bank
	31.12.2012			31.12.2012
	Notional	Fair values	Fair values	Notional	Fair values	Fair values
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	47,986	2,630	2,827	42,222	2,454	2,635
Foreign exchange derivatives — OTC	7,792	49	35	3,202	18	16
Other types of derivatives — OTC	634	6	4	633	6	4
Interest rate derivatives — Exchange traded	1,968	1	5	1,965	1	5
Foreign exchange derivatives — Exchange traded	45	3	—	—	—	—
Other types of derivatives - Exchange traded	4,111	27	—	3,872	26	—
Total	62,536	2,716	2,871	51,894	2,505	2,660

Derivatives held for fair value hedging
Interest rate derivatives — OTC	15,334	977	1,884	11,931	875	1,713
Total	15,334	977	1,884	11,931	875	1,713

Derivatives held for cash flow hedging
Interest rate derivatives — OTC	115	—	15	—	—	—
Total	115	—	15	—	—	—

Total	77,985	3,693	4,770	63,825	3,380	4,373

Credit risk

The Group calculates a separate CVA for each counterparty to which the Group has exposure. The CVA is estimated considering expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market, or, if these are not available, the probability of default of the counterparty derived from internal rating models, or otherwise the regulatory risk weight is applied.

With respect to own credit risk, the Group estimates a Debit Value Adjustment (“DVA”) by applying a methodology symmetric to the one applied for CVA. The bilateral CVA for the Group and the Bank at 31 December 2013 amounted to a cumulative gain of €30 million and €28 million, respectively (2012: gain €77 million and €78 million, respectively). This decrease is attributed mainly to the decrease of the DVA due to the lower CDS rate of the Bank at 31 December 2013, compared to 31 December 2012.

Fair value hedges

The Group’s and the Bank’s fair value hedges consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

At 31 December 2013, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €320 million and €(178) million respectively, presented in the statement of financial position of the Group and the Bank as €1,180 million and €656 million positive fair values under assets and €(860) million and €(834) million

Notes to the Financial Statements

Group and Bank

negative fair values under liabilities respectively. For those derivatives at 31 December 2013, the Group and the Bank recognized in the income statement €622 million and €364 million respectively, fair value changes on derivatives designated under fair value hedge accounting.  This amount was offset by €(562) million and €(305) million fair value changes recognized on hedged items of the Group and the Bank respectively. This resulted in a net hedge ineffectiveness of €59 million recognized in the income statement of the Group and €60 million for the Bank.

At 31 December 2012, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(907) million and €(838) million respectively, presented in the statement of financial position of the Group and the Bank as €977 million and €875 million positive fair values under assets and €(1,884) million and €(1,713) million negative fair values under liabilities respectively.

For derivatives designated as hedging instruments in fair value hedges at 31 December 2012, the Group and the Bank recognized in the income statement €(520) million and €(418) million respectively, fair value changes on derivatives designated under fair value hedge accounting.  This amount was offset by €455 million and €349 million fair value changes recognized on hedged items of the Group and the Bank respectively. This resulted in a net hedge ineffectiveness of €(65) million recognized in the income statement of the Group and €(68) million for the Bank.

Cash flow hedges

The Group’s cash flow hedges consist of interest rate swaps that are used to hedge the variability in cash flows of customers’ deposits that is attributable to the changes in the interest rates prevailing in the market. For the period ended 31 December 2013, the Group recognized in other comprehensive income a gain on cash flow hedging derivatives of €52 million (2012: loss 2 million).

NOTE 21:                  Loans and advances to customers

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Mortgages	22,505	23,471	18,558	18,867
Consumer loans	8,633	8,984	4,881	4,939
Credit cards	5,691	6,725	1,396	1,470
Small business lending	6,360	6,275	4,274	3,611
Retail lending	43,189	45,455	29,109	28,887
Corporate and public sector lending	32,914	31,450	24,356	24,150
Total before allowance for impairment on loans and advances to customers	76,103	76,905	53,465	53,037
Less: Allowance for impairment on loans and advances to customers	(8,853)	(7,770)	(7,138)	(6,037)
Total	67,250	69,135	46,327	47,000

Included in the Group’s loans and advances to customers, as at 31 December 2013, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €76 million (2012: €181 million). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 31 December 2013, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state net of allowance for impairment of €5,959 million (2012: €5,903 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Movement in the allowance for impairment on loans and advances to customers

Group

	31.12.2013				31.12.2012
	Retail Lending	Corporate Lending	Public sector Lending	Total	Retail Lending	Corporate Lending	Public sector Lending	Total
Balance at 1 January	4,695	2,460	615	7,770	3,389	1,649	2,081	7,119
Increase due to acquisitions	207	552	—	759	—	—	—	—
Impairment charge for credit losses (see Note 14)	1,108	542	(515)	1,135	1,759	788	(2)	2,545
Impairment charge due to PSI (see Note 14)	—	—	—	—	—	—	37	37
Loans written off	(83)	(136)	(20)	(239)	(101)	(133)	—	(234)
Amounts recovered	54	4	—	58	13	5	—	18
Unwind of the discount	(239)	(5)	—	(244)	(211)	(9)	—	(220)
Sale of impaired loans	(216)	—	—	(216)	(5)	(3)	—	(8)
Loans exchanged through PSI	—	—	—	—	—	—	(1,502)	(1,502)
Foreign exchange rate differences	(140)	(30)	—	(170)	9	5	1	15
Balance at 31 December	5,386	3,387	80	8,853	4,853	2,302	615	7,770

Notes to the Financial Statements

Group and Bank

Bank

	31.12.2013				31.12.2012
	Retail Lending	Corporate Lending	Public sector Lending	Total	Retail Lending	Corporate Lending	Public sector Lending	Total
Balance at 1 January	3,747	1,676	614	6,037	2,538	1,151	2,080	5,769
Increase due to acquisitions	215	520	—	735	(2)	(23)	—	(25)
Impairment charge for credit losses (see Note 14)	815	391	(515)	691	1,451	629	(1)	2,079
Impairment charge due to PSI (see Note 14)	—	—	—	—	—	—	37	37
Loans written off	(40)	(46)	(20)	(106)	(47)	(65)	—	(112)
Amounts recovered	3	—	—	3	2			2
Unwind of the discount	(201)	(21)	—	(222)	(195)	(16)	—	(211)
Loans exchanged through PSI	—	—	—	—	—	—	(1,502)	(1,502)
Foreign exchange rate differences	—	—	—	—	(1)	1	—	—
Balance at 31 December	4,539	2,520	79	7,138	3,746	1,677	614	6,037

Impairment charge due to PSI relates to the impairment recognized in 2012 for certain receivables from the Hellenic Republic or receivables from Greek public sector entities that were guaranteed by the Hellenic Republic, which were eligible for the PSI.

Included in the allowance for impairment on loans and advances to customers for 2013 and 2012 are amounts of €51 million  and €53 million (Bank: €122 million and €73 million respectively), which relate to credit risk amounts for Letter of Credits and Letter of Guarantees granted to Group customers.

Securitisation of loans and Covered Bonds

Loans and advances to customers include securitised loans and loans used as collateral in the covered bonds program, as follows:

Securitised Loans

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Consumer loans (Revolver 2008 — 1 Plc — December 2008)	800	920	800	920
Credit cards (Revolver 2008 — 1 Plc — December 2008)	974	1,055	974	1,055
Receivables from Public sector (Titlos Plc — February 2009)	5,959	5,903	5,959	5,903
Mortgages (Spiti Plc - September 2011)	1,403	1,577	1,403	1,577
Auto loans (Autokinito Plc - September 2011)	156	284	156	284
Consumer loans (Agorazo Plc — September 2011)	1,134	1,418	1,134	1,418
Total securitized loans	10,426	11,157	10,426	11,157

Notes to the Financial Statements

Group and Bank

The Bank, through its special purpose entities, has the following securitized notes in issue as at 31 December 2013:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million €		Interest rate
Revolver 2008 — 1 Plc	Secured Floating Rate Notes- Class A	Consumer loans and credit card accounts	12 December 2008	September 2020	900	(1), (2)	Paid monthly at a fixed rate of 2,6%
Revolver 2008 — 1 Plc	Secured Floating Rate Notes- Class B	Consumer loans and credit card accounts	12 December 2008	September 2020	269	(2)	Paid monthly at a fixed rate of 2,9%
Titlos Plc	Floating Rate Asset Backed Notes	Receivables from Public sector	26 February 2009	September 2039	5,100	(3)	Paid semi-annually at a rate of six month Euribor plus 50 bps
Spiti Plc	Asset Backed Floating Rate Notes- Class A	Residential mortgages	20 September 2011	September 2058	1,500	(2), (4)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Spiti Plc	Asset Backed Floating Rate Notes- Class B	Residential mortgages	20 September 2011	September 2058	250	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 400 bps
Autokinito Plc	Asset Backed Floating Rate Notes- Class A	Auto loans	23 September 2011	September 2023	400	(2), (4)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Autokinito Plc	Asset Backed Floating Rate Notes- Class B	Auto loans	23 September 2011	September 2023	97	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Floating Rate Notes- Class A	Consumer loans	23 September 2011	September 2033	1,250	(2), (5)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Floating Rate Notes- Class B	Consumer loans	23 September 2011	September 2033	413	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 450 bps

(1) In 2013, Revolver 2008-1 Plc proceeded with the partial redemption of class A notes of €636 million. The outstanding balance of class A notes as at 31 December 2013 is €265 million and have been rated CCC by Standard and Poors.

(2)The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

(3) The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors. The outstanding balance of Titlos Plc as at 31 December 2013 is €4,652 million and has been rated Caa3 by Moody’s.

(4) On 20 March 2013, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €66 million and of €90 million, respectively. Furthermore, on 20 September 2013, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €90 million and of €66 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at 31 December 2013 are €1,210 million and €90 million respectively.

(5) Agorazo Plc proceeded with the partial redemption of class A notes of €163 million on 15 March 2013 and €192 million on 16 September 2013. The outstanding amount of Agorazo Plc as at 31 December 2013 amounts to €837 million.

The above notes are held by the Bank and therefore are not presented as liabilities on the Statement of Financial Position.

Covered bonds

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Mortgages	11,489	15,756	11,489	15,756
of which eligible collateral	10,388	12,035	10,388	12,035

Notes to the Financial Statements

Group and Bank

Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at 31 December 2013:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million €		Interest rate
Program I(1)	3rd Series	Residential mortgage loans	7 October 2009	October 2016	846	(3)	Paid annually at a fixed coupon rate of 3.875%
Program II(2)	1st Series	Residential mortgage loans	24 June 2010	June 2015	1,500		Paid quarterly at the ECB’s refinancing rate plus a margin of 170 bps
Program II(2)	2nd Series	Residential mortgage loans	24 June 2010	June 2017	1,500		Paid quarterly at the ECB’s refinancing rate plus a margin of 200 bps
Program II(2)	3rd Series	Residential mortgage loans	24 June 2010	June 2019	1,500		Paid quarterly at the ECB’s refinancing rate plus a margin of 230 bps
Program II (2)	4th Series	Residential mortgage loans	25 November 2010	November 2018	1,100	(4)	Paid quarterly at the ECB’s refinancing rate plus a margin of 210 bps
Program II(2)	6th Series	Residential mortgage loans	6 May 2011	September 2014	1,300		Paid quarterly at the ECB’s refinancing rate plus a margin of 250 bps

(1) €10 billion covered bonds program (“Program I”) established on 26 November 2008. The issue under this Program is currently rated B3 by Moody’s and B+ by Fitch.

(2) €15 billion covered bonds program (“Program II”) established on 21 June 2010. The issues under this Program are currently rated B3 by Moody’s and B by Fitch.

(3) On 1 August 2012, the Bank proceeded with cancellation of the repurchase of covered bonds of €654 million. This issue is presented within “Debt securities in issue” (see Note 32) since all bonds were sold to domestic and foreign investors.

(4) On 9 March, 11 April and 14 May 2012, the Bank proceeded with the cancellation of covered bonds of €170 million, €70 million and €160 million respectively.

In September 2013, the 5th series of Program II of €1,500 million, matured.  Other than the 3rd Series of Program I, all the above issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within “Debt securities in issue”.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

Loans and advances to customers include finance lease receivables:

	Group
	2013	2012
Maturity
Not later than 1 year	610	637
Later than 1 year but not later than 5 years	636	691
Later than 5 years	277	325
	1,523	1,653
Unearned future finance income on finance leases	(179)	(199)
Net investment in finance leases	1,344	1,454

Allowance for impairment on finance lease receivables in 2013 amounts to €213 million (2012: €140 million).

The net investment in finance leases may be analysed as follows:

	Group
	2013	2012
Maturity
Not later than 1 year	554	574
Later than 1 year but not later than 5 years	551	597
Later than 5 years	239	283
Net investment in finance leases	1,344	1,454

Notes to the Financial Statements

Group and Bank

NOTE 22:                  Investment securities

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Available-for-sale investment securities:
Debt securities
Greek government bonds	52	17	52	17
Treasury bills and other eligible bills	491	318	—	—
Debt securities issued by other governments and public sector entities	2,669	3,495	93	121
Corporate bonds incorporated in Greece	177	164	19	—
Corporate bonds incorporated outside Greece	80	22	7	7
Debt securities issued by Greek financial institutions	—	159	—	41
Debt securities issued by foreign financial institutions	307	311	604	559
Total debt securities	3,776	4,486	775	745
Equity securities	235	233	102	73
Mutual funds units	274	495	31	227
Total available-for-sale investment securities	4,285	5,214	908	1,045

Held-to-maturity investment securities:
Greek government bonds	67	120	—	57
Treasury bills and other eligible bills	110	144	—	—
Debt securities issued by other government and public sector entities	941	92	19	34
Corporate bonds incorporated outside Greece	10	—	—	—
Debt securities issued by foreign financial institutions	109	—	—	—
Debt securities issued by companies of the Group	—	—	883	939
Total held-to-maturity investment securities	1,237	356	902	1,030

Loans-and-receivables investment securities:
Greek government bonds	2,467	2,289	2,467	2,289
EFSF bonds received from HFSF	9,123	—	9,123	—
Debt securities issued by Greek financial institutions	292	284	6	13
Debt securities issued by foreign financial institutions	73	172	63	163
Debt securities issued by companies of the Group	—	—	1	—
Total loans and receivable securities	11,955	2,745	11,660	2,465

Total investment securities	17,477	8,315	13,470	4,540

Notes to the Financial Statements

Group and Bank

The movement of investment securities may be summarised as follows:

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Available-for-sale investment securities:
Balance at 1 January	5,214	4,509	1,045	1,157
Additions within the period	7,778	10,912	575	3,973
Acquisitions / Acquisitions of business	387	—	202	—
Disposals (sales and redemptions) within the period	(7,810)	(10,597)	(795)	(4,599)
Transfers between portfolios	(617)	—	—	—
Gains / (losses) from changes in fair value	(635)	327	(119)	452
Amortisation of premiums / discounts	(32)	63	—	62
Balance at 31 December	4,285	5,214	908	1,045

Held-to-maturity investment securities:
Balance at 1 January	356	1,024	1,030	1,322
Additions within the period	983	637	6	176
Acquisitions / Acquisitions of business	2	—	2	—
Disposals (sales and redemptions) within the period	(603)	(1,213)	(107)	(375)
Transfers between portfolios	617	—	—	—
Impairment charge	—	(105)	—	(89)
Amortisation of premiums / discounts	8	14	3	10
Foreign exchange differences	(126)	(1)	(32)	(14)
Balance at 31 December	1,237	356	902	1,030

Loans-and-receivables investment securities
Balance at 1 January	2,745	5,156	2,465	4,684
Additions within the period	9,121	124	9,121	1,089
Acquisitions / Acquisitions of business	89	—	89	—
Disposals (sales and redemptions) within the period	(191)	(2,347)	(160)	(3,133)
Impairment charge	110	(259)	82	(253)
Amortisation of premiums / discounts	82	77	64	80
Foreign exchange differences	(1)	(6)	(1)	(2)
Balance at 31 December	11,955	2,745	11,660	2,465

Notes to the Financial Statements

Group and Bank

NOTE 23:                  Investment property

	Group
	Land	Buildings	Leased Properties	Total
Cost
At 1 January 2012	86	253	—	339
Foreign exchange differences	—	(1)	—	(1)
Transfers	(3)	(4)	—	(7)
Additions	9	21	—	30
At 31 December 2012	92	269	—	361

Accumulated depreciation & impairment
At 1 January 2012	(1)	(63)	—	(64)
Transfers	—	3	—	3
Depreciation charge	—	(3)	—	(3)
Impairment charge	(4)	(13)	—	(17)
At 31 December 2012	(5)	(76)	—	(81)

Net book amount at 31 December 2012	87	193	—	280

Cost
At 1 January 2013	92	269	—	361
Transfers	—	—	10	10
Additions	105	150	—	255
At 31 December 2013	197	419	10	626

Accumulated depreciation & impairment
At 1 January 2013	(5)	(76)	—	(81)
Transfers	(1)	1	—	—
Depreciation charge	—	(6)	—	(6)
Impairment charge	1	(5)	—	(4)
At 31 December 2013	(5)	(86)	—	(91)

Net book amount at 31 December 2013	192	333	10	535

The fair value of investment property as at 31 December 2013 exceeded the carrying amount after the impairment. Rental income for the year ended 31 December 2013 amounts to €12 million (2012: €6 million).

NOTE 24:                 Equity method investments

	Group		Bank
	2013	2012	2013	2012

At 1 January	159	42	7	6
Additions/ transfers	17	118	—	1
Disposals/ transfers	(1)	—	—	—
Share of profits/(losses) of equity method investments	(5)	2	—	—
Dividends	(6)	(2)	—	—
Impairment charge	(5)	(1)	—	—
Foreign exchange rate differences	(16)	—	—	—
At 31 December	143	159	7	7

Notes to the Financial Statements

Group and Bank

The Group’s and Bank’s equity method investments are as follows:

			Group		Bank
	Country	Tax years unaudited	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Social Securities Funds Management S.A. (**)	Greece	2010 - 2013	20.00%	20.00%	20.00%	20.00%
Larco S.A. (1)	Greece	2009 - 2013	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A. (**)	Greece	2009 - 2013	21.21%	21.21%	21.21%	21.21%
Teiresias S.A. (**)	Greece	2010 - 2013	39.93%	39.34%	39.93%	39.34%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20.89%	20.89%	20.89%	20.89%
Planet S.A. (**)	Greece	1.7.2009 - 2013	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010 - 2013	21.83%	21.83%	21.83%	21.83%
Aktor Facility Management S.A. (**)	Greece	2010 - 2013	35.00%	35.00%	35.00%	35.00%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009 - 2013	33.27%	33.27%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	2008 - 2013	48.91%	48.91%	—	—
UBB AIG Insurance Company A.D.	Bulgaria	2007 - 2013	59.97%	59.97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009 - 2013	59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010 - 2013	19.98%	19.98%	—	—

(**) The financial years 2011 and 2012 were audited and 2013 is currently being audited by the external auditor. The tax audit certificates of years 2011 and 2012 were issued, whereas 2011 will be considered final on 30 April 2014 for tax audit purposes and 2012 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) From 2010, Larco S.A. has been reclassified to Non-current assets held for sale.

(2) Under liquidation.

Although the Group holds the majority of the voting rights in UBB AIG Insurance Company A.D. and UBB Alico Life Insurance Company A.D., shareholders’ agreements exist, under which all significant decisions require the consent of all venturers. Thus, the Group has applied equity method of accounting in accordance with par. 38 of IAS 31.

Summarised financial information in respect of the Group’s equity method investments is set out below:

	31.12.2013	31.12.2012
Total assets	331	319
Total liabilities	206	178
Net assets	125	141
Group’s share of net assets of equity method investments	46	48

Total revenue	131	142
Total profit/(loss) for the year	(2)	16
Group’s share of profit/(loss) of equity method investments	(5)	2

The difference between the “Equity method investments” and the Group’s share of net assets of equity method investments represents purchased goodwill.

Notes to the Financial Statements

Group and Bank

NOTE 25:                  Goodwill, software and other intangible assets

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total

Cost
At 1 January 2012	1,863	484	167	133	131	2,777	270	158	428
Foreign exchange differences	46	3	4	4	—	57	—	—	—
Transfers	—	54	—	—	(52)	2	52	(49)	3
Additions	70	84	—	—	26	181	39	21	61
Disposals and write offs	(2)	(4)	(2)	—	—	(9)	(2)	—	(3)
At 31 December 2012	1,977	621	169	137	105	3,008	359	130	489

Accumulated amortisation & impairment
At 1 January 2012	(124)	(339)	(114)	—	(63)	(640)	(210)	(89)	(299)
Foreign exchange differences	—	(1)	(3)	—	—	(4)	—	—	—
Transfers	—	(11)	—	—	11	—	(11)	11	—
Disposals and write offs	—	4	2	—	—	6	2	—	2
Amortisation charge	—	(69)	(22)	—	(11)	(102)	(35)	(14)	(49)
Impairment charge	(121)	(5)	—	—	(5)	(130)	(5)	(5)	(9)
At 31 December 2012	(245)	(421)	(137)	—	(68)	(870)	(259)	(97)	(355)

Net book amount at 31 December 2012	1,732	200	32	137	37	2,138	100	33	134

Cost
At 1 January 2013	1,977	621	169	137	105	3,008	359	130	489
Foreign exchange differences	(312)	(35)	(31)	(26)	1	(403)	—	—	—
Acquisition of a subsidiary	—	—	—	—	3	3	—	—	—
Transfers	—	1	—	—	(2)	(1)	—	—	—
Additions	9	63	—	—	1	73	23	3	26
Disposals and write offs	(43)	(4)	—	—	—	(47)	—	(21)	(21)
At 31 December 2013	1,631	646	138	111	108	2,633	382	112	494

Accumulated amortisation & impairment
At 1 January 2013	(245)	(421)	(137)	—	(68)	(870)	(259)	(97)	(355)
Foreign exchange differences	—	24	29	—	—	53	—	—	—
Disposals and write offs	2	1	—	—	—	3	—	21	21
Amortisation charge	—	(65)	(20)	—	(16)	(101)	(32)	(17)	(49)
Impairment charge	(9)	—	—	—	—	(9)	—	—	—
At 31 December 2013	(252)	(461)	(128)	—	(84)	(924)	(291)	(93)	(383)

Net book amount at 31 December 2013	1,379	185	10	111	24	1,709	91	19	111

The decrease in the book value of goodwill relates to the investment activities of the Group from the private equity business in 2013 and to the foreign exchange differences arising from the translation of Finansbank goodwill which amounted to €(311 million) for 2013.

As at 31 December 2013, the CGU where significant goodwill is allocated is the Turkish operations and the goodwill relates to the acquisition of Finansbank. The Group adopted a value in use (“VIU”) test for this CGU, based upon management’s latest five year forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and risk discount rates based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

Based on this assessment, no impairment to the carrying amounts of goodwill and brand names relating to the acquisition of

Notes to the Financial Statements

Group and Bank

Finansbank is required. The fair value of the Turkish operations CGU was assessed based on a 5.5% (2012: 5.2%) terminal growth rate and 19.0% (2012: 19.6%) pre tax discount rate. This conclusion does not change if reasonably possible changes in key assumptions are applied.

Other indefinite life intangibles include the brand names of Finansbank and Vojvodjanska Banka of €101 million and €9 million respectively (2012: €128 million and €9 million respectively). The change in their carrying amount is due to foreign exchange rate fluctuations. Other finite life intangibles include net core deposits and customer relationships amounting to €2 million relating to the acquisition of Finansbank (remaining useful life span approximately 0.5 year) and €7 million relating to the acquisition of Vojvodjanska Banka (remaining useful lives span from 3 to 4 years), (2012: €22 million and €9 million respectively).

NOTE 26:                  Property and equipment

Group	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total

Cost
At 1 January 2012	926	1,084	1,056	236	11	3,313
Foreign exchange differences	—	(3)	7	3	—	7
Transfers	3	6	1	—	(5)	5
Additions	—	5	88	21	4	118
Disposals and write offs	—	—	(34)	(3)	(1)	(38)
At 31 December 2012	929	1,092	1,118	257	9	3,405

Accumulated depreciation & impairment
At 1 January 2012	(19)	(387)	(752)	(132)	—	(1,290)
Foreign exchange differences	—	2	(4)	(2)	—	(4)
Transfers	—	(3)	—	—	—	(3)
Disposals and write offs	—	—	26	3	—	29
Depreciation charge	—	(22)	(77)	(26)	—	(125)
Impairment charge	(35)	(7)	—	—	—	(42)
At 31 December 2012	(54)	(417)	(807)	(157)	—	(1,435)

Net book amount at 31 December 2012	875	675	311	100	9	1,969

Cost
At 1 January 2013	929	1,092	1,118	257	9	3,405
Foreign exchange differences	—	(15)	(61)	(29)	—	(105)
Acquisition of subsidiaries	14	15	7	2	—	38
Transfers	(91)	(140)	(30)	(2)	(9)	(272)
Additions	—	3	92	25	3	123
Disposals and write offs	—	(1)	(27)	(7)	—	(35)
At 31 December 2013	852	954	1,099	246	3	3,154

Accumulated depreciation & impairment
At 1 January 2013	(54)	(417)	(807)	(157)	—	(1,435)
Foreign exchange differences	—	3	47	19	—	69
Transfers	(1)	49	27	—	—	75
Disposals and write offs	—	—	13	5	—	18
Depreciation charge	—	(22)	(71)	(26)	—	(119)
Impairment charge	(5)	1	(3)	—	—	(7)
At 31 December 2013	(60)	(386)	(794)	(159)	—	(1,399)

Net book amount at 31 December 2013	792	568	305	87	3	1,755

Transfers include assets of €195 million of Astir Palace Vouliagmenis S.A., Astir Marina Vouliagmenis S.A. (a 100% subsidiary of Astir Palace Vouliagmenis) and Grand Hotel Summer Palace reclassified as “Non-current assets held for sale”. For more information please refer to Note 30:  Non-current assets held for sale and liabilities associated with assets held for sale.

Notes to the Financial Statements

Group and Bank

Bank	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2012	121	150	566	136	2	975
Transfers	—	—	(3)	—	(1)	(4)
Additions	—	1	24	4	1	30
Disposals and write offs	—	—	(11)	(2)	(1)	(14)
At 31 December 2012	121	151	576	138	1	987

Accumulated depreciation & impairment
At 1 January 2012	(4)	(69)	(470)	(80)	—	(623)
Disposals and write offs	—	—	10	1	—	11
Depreciation charge	—	(2)	(31)	(9)	—	(42)
Impairment charge	—	(2)	—	—	—	(2)
At 31 December 2012	(4)	(73)	(491)	(88)	—	(656)

Net book amount at 31 December 2012	117	78	85	50	1	331

Cost
At 1 January 2013	121	151	576	138	1	987
Acquisitions - new business	6	4	5	2	—	17
Additions	—	1	17	4	—	22
Disposals and write offs	(43)	(60)	(1)	(1)	—	(105)
At 31 December 2013	84	96	597	143	1	921

Accumulated depreciation & impairment
At 1 January 2013	(4)	(73)	(491)	(88)	—	(656)
Disposals and write offs	—	36	1	1	—	38
Depreciation charge	—	(3)	(29)	(8)	—	(40)
At 31 December 2013	(4)	(40)	(519)	(95)	—	(658)

Net book amount at 31 December 2013	80	56	78	48	1	263

NOTE 27:                  Deferred tax assets and liabilities

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Deferred tax assets:
Securities	2,026	713	1,958	527
Derivatives	1	322	—	322
Property and equipment and intangible assets	(13)	(6)	(12)	(5)
Pension and other post retirement benefits	3	60	—	57
Insurance reserves	21	9	—	—
Loans and advances to customers	12	168	—	160
Tax losses	168	9	158	—
Other temporary differences	191	22	85	24
Deferred tax assets	2,409	1,297	2,189	1,085

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Deferred tax liabilities:
Securities	(1)	3	—	—
Derivatives	6	19	—	—
Property and equipment and intangible assets	25	35	—	—
Pension and other post retirement benefits	(6)	(9)	—	—
Insurance reserves	1	1	—	—
Loans and advances to customers	45	43	—	—
Tax losses	—	(1)	—	—
Other temporary differences	(17)	(11)	—	—
Deferred tax liabilities	53	80	—	—

Notes to the Financial Statements

Group and Bank

Deferred tax benefit / (expense) in the income statement

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Securities	1,294	(35)	1,430	9
Derivatives	(310)	38	(322)	23
Property and equipment and intangible assets	(1)	5	(6)	(1)
Pension and other post retirement benefits	(55)	1	(57)	1
Insurance reserves	12	(4)	—	—
Loans and advances to customers	(164)	55	(160)	72
Tax losses	161	(5)	158	—
Other temporary differences	182	(6)	61	(1)
Deferred tax charge in the income statement	1,119	49	1,104	103
Deferred tax through OCI	16	(77)	—	(20)
Deferred tax through equity	—	(5)	—	1
Net deferred tax movement	1,135	(33)	1,104	84

The Group and the Bank believe that the realization of the recognized net DTA of €2,409 million and €2,189 million respectively, at 31 December 2013, is probable based upon expectations of Group’s and Bank’s taxable income in the future. The reasons the Management believes that the DTA is recoverable are set forth in the paragraph Income Taxes of Note 3.

At 31 December 2013, cumulative Group tax losses amounted to €1,953 million (2012: €1,851 million) and were incurred in 2004 through to 2013. The amount of €1,708 million (2012: €1,557 million) relates to the Bank were incurred in 2009 through to 2013. Management has estimated that tax losses of €729 million for the Group and €608 million for the Bank (2012: €68 million and nil) can be utilised thus a DTA of €178 million and €158 million (2012: €9 million and nil) respectively has been recognised. The unused tax losses amounted to €1,224 million for the Group and €1,100 million for the Bank (2012: €1,783 million and €1,557 million) and the unrecognised DTA amounted to €310 million and €286 million (2012: €347 million and €311 million) respectively.

The following table presents the year of expiration of the unused tax losses for the Group and the Bank.

	Group	Bank
Year	31.12.2013	31.12.2013
2014	52	16
2015	756	737
2016	22	—
2017	855	804
2018	204	151
2019	40	—
2020	18	—
Unlimited	6	—
Total tax losses	1,953	1,708

The Group and the Bank have offset the deferred tax assets and deferred tax liabilities on an entity by entity basis based on the legally enforceable right to set off the recognized amounts i.e. offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

NOTE 28:                  Insurance related assets and receivables

	Group
	31.12.2013	31.12.2012

Investments on behalf of policyholders who bear the investment risk (unit linked)	382	307
Insurance business receivables	168	203
Amounts receivable from reinsurers and reinsurance business receivables	132	84
Deferred acquisition costs (DAC)	39	42
Total	721	636

Investments on behalf of policyholders who bear the investment risk (Unit linked)

	Group
	31.12.20132	31.12.2012

Bonds	17	29
Shares	2	8
Mutual Funds	158	137
Deposits	205	133
Total	382	307

The unit-linked related assets are designated as at fair value through profit or loss. The changes in the fair value of the unit-linked related assets are offset in the income statement against changes in the fair value of unit-linked products reserves.

Notes to the Financial Statements

Group and Bank

NOTE 29:                  Other assets

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Accrued interest and commissions	442	388	390	330
Receivables from Greek State after impairment	441	450	428	438
Tax prepayments and other recoverable taxes	15	14	6	4
Private equity: investees assets	104	90	—	—
Trade receivables	223	93	13	11
Assets acquired through foreclosure proceedings	270	213	105	79
Prepaid expenses	161	184	46	47
Hellenic Deposit and Investment Guarantee Fund	460	345	460	345
Checks and credit card transactions under settlement	97	211	31	107
Other	541	570	780	440
Total	2,754	2,558	2,259	1,801

Receivables from the Greek State have been assessed for impairment and are presented after such impairment. As at 31 December 2013, the impairment for receivables from the Greek State amounts to €4 million (2012: €25 million) for both the Group and the Bank.

In accordance with article 6 of Law 3714/7.11.2008, the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF) is €100 thousand per client.  Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards.

Law 3746/16.2.2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Law 3714/2008, are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

In accordance with article 10 of Law 3746/16.2.2009, HDIGF guarantees up to an amount of €30 thousand per client for investing activities.  In 2010, the participating credit institutions paid the first contributions relating to article 10 of Law 3746/16.2.2009 which provides that the said contributions are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

In accordance with article 13A of Law 3746/16.2.2009, all financial institutions participating in HDIGF’s Austerity Section are liable for contributions at a rate of 0.09% calculated on their June average balance of total liabilities. In case that a financial institution is considered as not viable by the BoG, BoG may decide that the institution’s assets and liabilities to be transferred to a transferee institution. Following such decision, HDIGF’s Austerity Section will cover any funding gap from the said transfer.

NOTE 30:                  Non-current assets held for sale and liabilities associated with non-current assets held for sale

On 16 January 2013 the Bank announced that, in agreement with the Hellenic Republic Asset Development Fund S.A. (“HRADF”), it launched an international open competitive process for the identification of an investor, within the framework of a proposed joint exploitation of assets of the NBG Group and the HRADF at the “Mikro Kavouri” peninsula of Vouliagmeni (the “Process”). Upon completion of the Process, it is expected that Astir Palace Vouliagmenis S.A. will cease to be a subsidiary undertaking of the Bank. The Process forms part of NBG’s capital enhancement plan and reflects the overall strategic approach of NBG in connection with the disposal of non-core participations of the Group.

On 26 November 2013, the Bank announced that four investment groups submitted binding offers for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A, while on 4 December 2013, the Bank received the improved binding offers of all eligible interested parties as prescribed in the tender process. On 9 December 2013, following the unsealing of the financial offers, the Bank, in cooperation with HRADF, announced that JERMYN STREET REAL ESTATE FUND IV LP (“JERMYN”) submitted the highest bid amounting of €400 million corresponding to 90.0% of Astir Palace shares, as these shares shall stand following completion of the transaction. The Bank, having obtained relevant written approval from the Hellenic Financial Stability Fund, announced on 10 February 2014 that JERMYN was nominated as Preferred Investor for the Process. Approval by HRADF’s BoD on the above nominations was also granted on 13 February 2014. Signing is expected to take place post clearance of the transaction by the Council of Audit. Based on the above, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100% subsidiary of Astir Palace Vouliagmenis) were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (€255 million for the Bank).

In addition, in December 2013 the Bank entered into a binding agreement to dispose of its 100% participation on its subsidiary Grand Hotel Summer Palace S.A. The disposal will be completed upon the fulfilment of certain conditions. Based on the above, the assets and liabilities of Grand Hotel Summer Palace S.A. were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (€7 million for the Bank).

Notes to the Financial Statements

Group and Bank

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. and Grand Hotel Summer Palace S.A. assets and liabilities

Group
31.12.2013
Intangible and tangible assets	195
Deferred tax assets	6
Other	20
Total assets	221

Current income tax liabilities	1
Retirement benefit obligations	1
Other	7
Total liabilities associated with assets held for sale	9

NOTE 31:                  Due to banks

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Demand deposits due to credit institutions	125	73	127	94
Time deposits due to credit institutions	1,214	660	979	843
Interbank deposits	367	552	457	498
Amounts due to ECB and Central Banks	20,703	30,904	20,703	30,902
Securities sold under agreements to repurchase	4,713	1,097	3,434	270
Other	775	686	773	680
Total	27,897	33,972	26,473	33,287

NOTE 32:                  Due to customers

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Deposits:
Individuals	46,874	44,318	34,351	31,828
Corporate	11,829	10,794	7,429	6,062
Government and agencies	3,561	3,231	2,930	2,737
Total deposits	62,264	58,343	44,710	40,627
Securities sold to customers under agreements to repurchase	23	11	1	4
Other	589	368	579	277
Total	62,876	58,722	45,290	40,908

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Deposits:
Savings accounts	17,717	17,088	15,737	15,664
Time deposits	35,893	34,201	22,181	19,783
Current accounts	2,744	2,485	1,413	1,317
Sight deposits	5,338	4,100	4,847	3,418
Other deposits	572	469	532	445
	62,264	58,343	44,710	40,627
Securities sold to customers under agreements to repurchase	23	11	1	4
Other	589	368	579	277
	612	379	580	281
Total	62,876	58,722	45,290	40,908

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. As at 31 December 2013, these deposits amount to €282 million (2012: €2,955 million) for both the Group and the Bank.

On 23 March 2012, following completion of the competition process carried out under article 63D of Law 3601/2007, the Bank assumed the total deposits of the following cooperative banks Achaiki Cooperative Bank, Cooperative Bank of Lamia, and Cooperative Bank of Lesvos-Limnos, amounting to €321 million.  The Bank assumed only the deposits of the said banks and no other assets or liabilities thereof.

Notes to the Financial Statements

Group and Bank

In accordance with Law 4151/2013, all dormant deposit accounts are subject to statute of limitations of 20 years in favour of the Greek State.  All banks operating in Greece are required by April of every year to remit the cash balances of such dormant accounts to the Greek State. The Bank in April 2013 remitted to the Greek State €2 million with respect to dormant account balances.

NOTE 33:                  Debt securities in issue

	Group			Bank
	Interest rate	31.12.2013	31.12.2012	Interest rate	31.12.2013	31.12.2012

Corporate bonds - fixed rate	—	—	54	—	—	—
Corporate bonds - floating rate	5.6%	54	—	—	—	—
Covered bonds - fixed rate	3.9%	810	600	3.9%	810	600
Fixed rate notes	7.4%	1,335	1,731	—	—	—
Total		2,199	2,385		810	600

The financial terms of the debt securities in issue as of 31 December 2013, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate
Corporate bonds
Probank Leasing S.A.	Floating rate bond	10 August 2010	January 2014	EUR	10		—	Paid quarterly at Euribor plus 5,50%
NBG Pangaea REIC	Floating rate bond	2 December 2011	December 2017	EUR	46		—	Paid quarterly Euribor plus 5,25%
Covered bonds
NBG	Fixed rate covered bonds- 3rd Series	7 October 2009	October 2016	EUR	846	(1)	—	Paid annually at a fixed coupon rate of 3,875%
Fixed rate notes
Finansbank	Senior Unsecured Notes	11 May 2011	May 2016	USD	500		17	Paid semi-annually at fixed interest rate of 5,5%
Finansbank	Eurobond Fixed Rate Notes	1 November 2012	November 2017	USD	350		8	Paid semi-annually at fixed interest rate of 5,15%
Finansbank	Fixed Rate Bonds(2)	19 April 2013	April 2014	TL	124		21	Principal amount and interest will be paid at maturity in a single payment of 7,80%
Finansbank	Fixed Rate Bonds(2)	11 October 2013	January 2014	TL	750		22	Principal amount and interest will be paid at maturity in a single payment of 9,45%
Finansbank	Fixed Rate Bonds(2)	25 October 2013	February 2014	TL	150		3	Principal amount and interest will be paid at maturity in a single payment of 9,55%

Notes to the Financial Statements

Group and Bank

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million	Own held by the Group (nominal amount in million)	Interest rate
Finansbank	Fixed Rate Bonds(2)	25 November 2013	March 2014	TL	245	11	Principal amount and interest will be paid at maturity in a single payment of 9,02%
Finansbank	Fixed Rate Bonds(2)	12 December 2013	April 2014	TL	899	35	Principal amount and interest will be paid at maturity in a single payment of 8,69%
Finansbank	Fixed Rate Bonds(2)	24 December 2013	April 2014	TL	116	1	Principal amount and interest will be paid at maturity in a single payment of 8,97%

(1) Includes fixed rate covered bonds issued by the Bank under the €10 billion covered bonds program, which are described in Note 21:  Loans and advances to customers and has been designated as financial liability at fair value through profit or loss. During 2013, net losses of €210 million (2012: nil) resulting from changes in the fair value of these notes were recorded in Net trading income / (loss) and results from investment securities. Fair value losses of €236 million were attributable to changes in instrument specific credit risk (2012: gain of €3 million). Interest expense is not recognized separately from fair value changes.  The carrying amount and amortized cost of these securities as at 31 December 2013 were €810 million and €850 million respectively (2012: €600 million and €849 million).

(2) On 20 January 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1 billion.

Debt securities in issue redeemed or repurchased in 2013, are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount in million
Corporate bonds
Finansbank (via a special purpose entity)	Fixed Rate Notes	24 March 2006	March 2013	USD	110
Fixed rate notes
Finansbank	Fixed Rate Bonds(1)	14 September 2012	March 2013	TL	400
Finansbank	Fixed Rate Bonds(1)	21 September 2012	March 2013	TL	500
Finansbank	Fixed Rate Bonds(1)	15 November 2012	May 2013	TL	750
Finansbank	Fixed Rate Bonds(1)	14 December 2012	June 2013	TL	650
Finansbank	Fixed Rate Bonds(1)	27 December 2012	April 2013	TL	600
Finansbank	Fixed Rate Bonds(1)	20 March 2013	September 2013	TL	400
Finansbank	Fixed Rate Bonds(1)	4 April 2013	September 2013	TL	476
Finansbank	Fixed Rate Bonds(1)	26 June 2013	December 2013	TL	525
Finansbank	Fixed Rate Bonds(1)	11 July 2013	December 2013	TL	125
Finansbank	Fixed Rate Bonds(1)	18 July 2013	October 2013	TL	105
Finansbank	Fixed Rate Bonds(1)	25 July 2013	November 2013	TL	266
Finansbank	Fixed Rate Bonds(1)	29 August 2013	November 2013	TL	578

(1) On 20 January 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1 billion.

Notes to the Financial Statements

Group and Bank

NOTE 34:                  Other borrowed funds

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Subordinated notes - fixed rate	19	19	30	30
Subordinated notes - floating rate	—	—	72	175
Loans-fixed rate	1,309	659	—	—
Loans-floating rate	279	708	—	—
Total	1,607	1,386	102	205

The financial conditions of the major borrowed funds as of 31 December 2013, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Interest rate
Subordinated notes
NBG Finance Plc(1)	Fixed Rate Notes- Lower Tier II	3 August 2010	August 2020 (Early redemption 2015)	EUR	18		Paid annually at a rate of 7.0% for the first 5 years and 9.5% thereafter.
Major fixed and floating rate loans
Finansbank	Floating Rate Notes Series 2012-C	20 December 2012	November 2024	EUR	50		Paid quarterly at EURIBOR plus 3.6%.
Finansbank	Floating Rate Notes - Series 2012-B	20 December 2012	November 2017	USD	75		Paid quarterly at LIBOR plus 3.4%.
Finansbank	Amended Facility Agreement	27 November 2013	November 2014	USD	167	(2)	Paid quarterly at LIBOR plus 1%.
Finansbank	Amended Facility Agreement	28 November 2013	November 2014	EUR	265	(2)	Paid quarterly at EURIBOR plus 1%.
Finansbank	Fixed Rate Notes	10 June 2013	June 2015	EUR	35		Paid annually at LIBOR plus 3.8%.

(1) The amount represents the outstanding Nominal amount of the initial amount of €450 million issued on 23 July 2010, through UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange

(2) On 27 & 28 November 2013, Finansbank amended the dual tranche term loan facility signed on 29 November 2012, based on which the amounts of USD 188 million and €212 million were amended to USD 167 million and €265 million, respectively.

Included in the Bank’s fixed and floating rate subordinated notes are the amounts ultimately lent to the Bank under loan agreements with NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc, representing the proceeds of the securities issued by NBG Funding Ltd, which are described in Note 42:  Preferred securities.

Additionally, fixed rate borrowings primarily of Finansbank, Finans Leasing and Finans Factoring, amounting to €852 million (of which €226 million, €176 million, €449 million and €1 million denominated in EUR, TL, USD and CHF respectively) and floating rate borrowings of the above mentioned companies, amounting to €100 million (of which €88 million and €12 million denominated in EUR and USD).

Notes to the Financial Statements

Group and Bank

NOTE 35:                  Insurance related reserves & liabilities

	Group
Insurance reserves	31.12.2013	31.12.2012

Life
Mathematical and premium reserves	933	980
Outstanding claims reserve	155	146
Other	10	19
Total	1,098	1,145
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	318	306
Guaranteed benefit reserve for unit-linked insurance contracts	53	55
Total Life reserves	1,469	1,506

Property and Casualty
Unearned premia reserve	84	104
Outstanding claims reserve	532	575
Other	11	10
Total Property and Casualty reserves	627	689

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	191	198
Liabilities relating to unit-linked investment contracts	64	—
Amounts payable to brokers, agents and sales partners	36	51
Amounts payable to reinsurers	17	16
Total	2,404	2,460

Movement in Life Insurance Reserves

	Group
	2013	2012

Balance 1 January	1,506	1,624
Increase in reserves	241	237
Paid claims and other movements	(278)	(355)
Balance at 31 December	1,469	1,506

Movement of Property & Casualty Insurance Reserves

	Group
	2013	2012

Balance 1 January	689	783
Incurred claims	77	127
Paid claims and other movements	(120)	(167)
Movement in unearned premium reserve	(19)	(54)
Balance at 31 December	627	689

Outstanding claims reserve of property & casualty insurance reserves

	Group			Group
	31.12.2013			31.12.2012
		Reinsurers’	Group		Reinsurers’	Group
	Total	share	share	Total	share	share

Reported claims	458	343	115	495	64	431
IBNR	74	45	29	80	17	63
Total	532	388	144	575	81	494

Notes to the Financial Statements

Group and Bank

NOTE 36:                  Other liabilities

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Accrued interest and commissions	273	265	274	268
Creditors and suppliers	209	195	111	140
Amounts due to government agencies	117	199	112	193
Private equity: liabilities of investee entities	248	241	—	—
Other provisions	105	113	63	66
Taxes payable - other than income taxes	99	92	39	22
Accrued expenses and deferred income	122	86	39	45
Payroll related accruals	74	91	22	29
Puttable instruments held by non-controlling shareholders	250	257	250	257
Checks and credit card transactions under settlement	577	674	—	—
Short position on financial instruments at fair value through profit or loss	2	4	—	890
Other	330	412	1,183	258
Total	2,406	2,629	2,093	2,168

The puttable instruments held by non-controlling shareholders are measured at fair value, using appropriate valuation techniques based on best estimates available to the management of the Group.

Included in other for the Bank as at 31 December 2013, is an amount of €1,067 million due to a 100% subsidiary that is under liquidation.

The movement of other provisions for the Group and the Bank may be summarised as follows:

	Group
	Litigation	Other	Total	Litigation	Other	Total
	2013	2013	2013	2012	2012	2012

Balance at 1 January	79	34	113	85	55	140
Provisions utilised during the year	(38)	(10)	(48)	(15)	(38)	(53)
Net provisions charged	23	17	40	10	15	25
Legal provisions of acquired business	8	—	8	—	—	—
Foreign exchange differences	(2)	(6)	(8)	—	1	1
Balance 31 December	70	35	105	80	33	113

	Bank
	Litigation	Other	Total	Litigation	Other	Total
	2013	2013	2013	2012	2012	2012

Balance at 1 January	55	11	66	76	12	88
Provisions utilised during the year	(22)	(8)	(30)	(13)	(1)	(14)
Provisions charged/ (released) to income statement during the year	19	—	19	(8)	—	(8)
Legal provisions of acquired business	8	—	8	—	—	—
Balance 31 December	60	3	63	55	11	66

Legal proceedings: The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. The Group and the Bank establishes accruals for all litigations, for which it believes it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. For the cases for which an accrual has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated statement of financial position, results of operation or cash flows.

Other provisions include mainly staff leaving indemnities for subsidiaries not included in the actuarial valuation.

Notes to the Financial Statements

Group and Bank

NOTE 37:                  Contingent liabilities, pledged assets, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which an accrual has not been recognized, management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated statement of financial position, income statement and cash flow statement.

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate statement of financial position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 are currently being audited by the tax authorities. The financial years 2011 and 2012 were audited and 2013 is currently being audited by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994. The tax audit certificates for the years 2011 and 2012 were unqualified and issued on 27 July 2012 and 27 September 2013, respectively. Based on article 6 of Ministerial Decision 1159/22.7.2011, the year 2011 will be considered final for tax audit purposes on 30 April 2014 and 2012 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank. For the subsidiaries and associates regarding unaudited tax years refer to Note 47:  Group companies and Note 24:  Equity method investments.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Commitments to extend credit*	10	25	10	25
Standby letters of credit and financial guarantees written	5,665	5,587	3,856	3,626
Commercial letters of credit	593	594	332	305
Total	6,268	6,206	4,198	3,956

* Commitments to extend credit include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. Total credit lines extended at 31 December 2013 are €12,327 million for the Group (2012: €14,518 million) and €4,174 million for the Bank (2012: €4,824 million)

d. Assets pledged

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
Assets pledged as collateral	16,884	33,843	15,020	33,552

As at 31 December 2013, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, the European Investment Bank, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €15,979 million (Bank: €14,115 million); and

•                  loans and advances to customers amounting to €905 million (Bank: €905 million).

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem:

•                  floating rate notes of €14,798 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (Pillar II) and held by the Bank,

•                  Greek government bonds of €847 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (Pillar III), collateralized with customers loans.

In addition to the pledged items presented in the table above, as at 31 December 2013, the Group has pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

Notes to the Financial Statements

Group and Bank

e. Transferred financial assets

As at 31 December 2013 the carrying amount of transferred financial assets, which have been transferred but are subject to continued recognition in full and the associated recognized liabilities are presented in the table below.

	Group		Bank
31.12.2013	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities

Amounts due to ECB and Central Banks
Trading and investment securities	10,758	9,534	10,499	9,280
Securities sold under agreements to repurchase
Trading and investment securities	4,928	4,736	3,360	3,303
Other
Trading and investment securities	178	90	113	44

Total	15,864	14,360	13,972	12,627

	Group		Bank
31.12.2012	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities

Amounts due to ECB and Central Banks
Loans (securitised)(1)	—	—	11,157	5,247
Trading and investment securities	2,588	1,431	2,588	1,431
Securities sold under agreements to repurchase
Trading and investment securities	1,335	1,097	271	270
Other
Trading and investment securities	663	310	663	310

Total	4,586	2,838	14,679	7,258

(1) Securitised loans are transferred to Special Purpose Entities (“SPEs”) that are included as subsidiaries in the consolidated financial statements, hence at Group level are not considered as transferred.

Transactions whereby financial assets are transferred, but continue to be recognized in their entirety on the Group’s statement of financial position relate to Eurosystem funding under the general terms applying to such agreements, and securities sold under agreements to repurchase (see Note 2.16 and Note 31), which, in general, are conducted under standard market agreements. With respect to Eurosystem funding, a significant haircut is generally applied to the collateral, which results in the associated liabilities having a carrying value less than the carrying value of the transferred assets. As a result of these transactions, the Group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

The Group and the Bank had no transferred financial assets that are not subject to derecognition in full, but remain on the balance sheet to the extent of continuing involvement or were derecognised in full, but continuing involvement exists.

f. Operating lease commitments

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

No later than 1 year	91	89	87	88
Later than 1 year and no later than 5 years	261	259	307	344
Later than 5 years	129	137	1,475	953
Total	481	485	1,869	1,385

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its right to terminate for most of the leases for 15 years and certain leases has waived its right to terminate for 25 years.

Notes to the Financial Statements

Group and Bank

NOTE 38:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 December 2013 and 31 December 2012 was 2,396,785,994 and 956,090,482 respectively, with a nominal value of 0.30 Euro and 5.00 Euro per share respectively.

On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved (i) the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from 5.00 Euro to 1.00 Euro per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank’s share capital with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. (“Eurobank”), up to 552,948,427 ordinary voting shares of Eurobank, of nominal value 2.22 Euro per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on 12 February 2013. This increase was partially covered (84.4%) through the contribution of 466,397,790 Eurobank shares (the “Tendered Shares”).

At its meeting of 22 February 2013 the Bank’s Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank’s share capital increased by €271 million by issuing 270,510,718 ordinary shares with nominal value of 1.00 Euro per share.  The fair value of these shares issued as the consideration paid for Eurobank amounted to €273 million and was based on the closing price of Bank’s share on the ATHEX on 15 February 2013.

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of 1.00 Euro per share to be exchanged for 1 new share of 10.00 Euro per share, b) the reduction in the nominal value from 10.00 Euro per share to 0.30 Euro per share as per article 4 Para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by €9,756 million in the context of recapitalization of the banks.

On 19 June 2013, the Board of Directors certified that €1,079 million was covered by private investors in cash and €8,677 million by HFSF through the European Financial Stability Facility (“EFSF”) bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 ordinary shares of 0.30 Euro per share.

From the amount of €9,756 million, €682 million was credited to the share capital whereas the remaining amount of €9,074 million less expenses was credited to the share premium account.

Warrants

According to article 7 par.4 of Law 3864/2014 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on 26 June 2013, 245,779,626 warrants were granted to private investors participating in the aforementioned capital increase of the Bank according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on 27 June 2013.

In particular, warrants are transferable securities with no restrictions concerning their transfer. Each warrant incorporates the right of its holder to purchase from HFSF 8.22923881005499 new shares, acquired by HFSF due to its participation in the above capital increase of Bank. The warrants do not provide voting rights to holders or owners thereof.

The warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, will be announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange at least 10 days prior to each date of exercise of the warrants.

The exercise price of the call option for each warrant in order to acquire new shares held by HFSF, will be equal to €4.29 plus accrued interest at an annual rate of 3% plus the margin:

•                  1% (100 basis points) for the first year from the Issue Date;

•                  2% (200 basis points) for the second year from the Issue Date;

•                  3% (300 basis points) for the third year from the Issue Date;

•                  4% (400 basis points) for the fourth year from the Issue Date; and

•                  5% (500 basis points) for the remaining period

on the number of new shares that the holder of the warrant is entitled to acquire upon exercise of his right. The exercise price will be adjusted accordingly in the event of corporate actions and shall be announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange. The last exercise date (27 December 2017) is the date of expiry of the warrants.

After 36 months from the issuance of the warrants, HFSF may, under certain conditions, transfer the underlying common shares to third parties without any compensation being owed to holders of warrants that decide not to acquire those shares.

After the end of the first exercise period (27 December 2013) a total of 31,046 warrants were exercised on shares of the Bank, held by HFSF. The exercised Warrants represent 255,410 ordinary shares or 0.011% of the total ordinary shares. The respective amount paid to HFSF by those who exercised their warrants is €1 million.

As a consequence, the warrants currently remaining in force are 245,748,580, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 2,022,323,827.

Restrictions on transfers of Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association, except for the ordinary shares held by HFSF and are subject to the provisions of article 8 of Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

Notes to the Financial Statements

Group and Bank

In particular, according to article 8 of Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank’s capital increase, provided that par.1 of article 7a of Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF’s discretion, so long as all shares are disposed of within the time limits referred to above.  The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law.  Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants, HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7 — 11 of Article 3 of Law 3864/2010.

Restricted voting rights of the shares held by the HFSF

According to Article 7a par.1 of the Greek Law 3864/2010, the common shares held by HFSF give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Company Law 2190/1920 on “sociétés anonymes”. Specifically, in order to calculate quorum and majority at the General Meeting, the shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

Share Capital — Preference Shares

Non-cumulative, non-voting, redeemable preference shares

On 6 June 2008, the Bank issued 25,000,000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of 0.30 Euro each. The shares were offered at a price of 25 Dollar per preference share in the form of American Depositary Shares (the “ADSs”), in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to 2.25 Dollar per preference share.

On 31 May 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

As of 28 June 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD155 million.

On 3 July 2013, the purchase of the 12,360,169 ADSs was settled by the Bank.

Therefore, following the purchase of the ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled any ADSs purchased pursuant to the Offer, and canceled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

Redeemable preference shares in favour of the Greek State

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1,000 million through the issue of additional 200,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70,000,000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each in favour of the Greek State.

Share Capital — Total

Following the above, the total paid-up share capital of the Bank amounts to €2,073 million divided into:

	Bank
	# of shares	Par value	Amount

Ordinary shares	2,396,785,994	0.30	719
Non-cumulative, non-voting, redeemable preference shares	12,639,831	0.30	4
Redeemable preference shares in favour of the Greek State	270,000,000	5.00	1,350
Total share capital			2,073

Notes to the Financial Statements

Group and Bank

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2013	2012	2013	2012
At 1 January	3,326	3,326	3,325	3,325
Share capital increase	9,076	—	9,076	—
Share capital issue costs	(238)	—	(240)	—
Repurchase of preference shares	(189)	—	(189)	—
At 31 December	11,975	3,326	11,972	3,325

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  At 31 December 2013, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2012	6,297	—
Purchases	6,071,162	121
Sales	(6,076,383)	(121)
At 31 December 2012	1,076	—

Purchases	10,167,100	47
Sales	(9,770,521)	(45)
At 31 December 2013	397,655	2

NOTE 39:                  Tax effects relating to other comprehensive income / (expense) for the period

	12 month period ended			12 month period ended
	31.12.2013			31.12.2012
Group	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(142)	4	(138)	797	(79)	718
Less: Reclassification adjustments included in the income statement	35	12	47	(198)	2	(196)
Available-for-sale securities	(107)	16	(91)	599	(77)	522
Currency translation differences	(1,150)	—	(1,150)	107	—	107
Cash flow hedge	45	(9)	36	(2)	—	(2)
Total of items that may be reclassified subsequently to profit or loss	(1,212)	7	(1,205)	704	(77)	627

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability/ asset	37	—	37	(56)	2	(54)
Total of items that will not be reclassified subsequently to profit or loss	37	—	37	(56)	2	(54)
Other comprehensive income / (expense) for the period	(1,175)	7	(1,168)	648	(75)	573

Notes to the Financial Statements

Group and Bank

	12 month period ended			12 month period ended
	31.12.2013			31.12.2012
Bank	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(118)	—	(118)	376	(16)	360
Less: Reclassification adjustments included in the income statement	118	—	118	(149)	(3)	(152)
Available-for-sale securities	—	—	—	227	(19)	208
Total of items that may be reclassified subsequently to profit or loss	—	—	—	227	(19)	208

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset	25	—	25	(34)	—	(34)
Total of items that will not be reclassified subsequently to profit or loss	25	—	25	(34)	—	(34)
Other comprehensive income / (expense) for the period	25	—	25	193	(19)	174

NOTE 40:                  Reserves & retained earnings

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
		As restated		As restated
Statutory reserve	392	392	279	279
Available-for-sale securities reserve	107	198	44	44
Defined benefit obligations	(131)	(168)	(120)	(145)
Currency translation differences reserve	(2,297)	(1,213)	—	—
Other reserves and retained losses	(5,006)	(10,957)	(7,865)	(13,571)
Total	(6,935)	(11,748)	(7,662)	(13,393)

The movement in the available-for-sale securities reserve is as follows:

	Group		Bank
	2013	2012	2013	2012
		As restated		As restated
At 1 January	198	(324)	44	(164)
Net gains / (losses) from changes in fair value of AFS investments	(138)	718	(118)	360
Net (gains) / losses transferred to income statement upon disposal	(149)	(310)	(65)	(255)
Impairment losses on AFS investments	196	114	183	103
At 31 December	107	198	44	44

NOTE 41:                  Non controlling interests

	Group
	2013	2012
At 1 January	70	84
(Acquisitions) / disposals	618	(10)
Share of net profit of subsidiaries	(2)	(5)
Foreign exchange differences	(3)	1
At 31 December	683	70

The (Acquisition)/disposals includes the amount of €629 million and concerns the 66% disposal of investment in NBG Pangaea REIC.

Notes to the Financial Statements

Group and Bank

NOTE 42:                  Preferred securities

NBG Funding Ltd (“NBG Funding”), a wholly owned subsidiary of the Bank, has issued the following Non — Cumulative Non Voting Preferred Securities (the “preferred securities”) guaranteed on a subordinated basis by the Bank. All preferred securities are perpetual. However, the preferred securities may be redeemed at par by NBG Funding, in whole but not in part, ten years after their issue or on any dividend payment date falling thereafter subject to the consent of the BoG.

Innovative preferred securities:

€350 million Series A Floating Rate securities issued on 11 July 2003 carrying a preferred dividend rate of three-month Euribor plus 175 bps until 11 July 2013 and three-month Euribor plus 275 bps thereafter, which is paid quarterly.

GBP 375 million Series E Fixed/Floating Rate securities issued on 8 November 2006 carrying a preferred dividend rate of 6,2889% fixed per annum until 8 November 2016 and thereafter floating of three month Libor plus 208 bps. The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Non-innovative preferred securities:

€350 million Series B Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,25% the first year and thereafter of the 10 year EUR CMS mid swap rate plus 12,5 bps reset every six months and capped at 8% paid semi-annually.

USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,75% the first year and thereafter of the 10 year USD CMS mid swap rate plus 12,5 bps reset every six months and capped at 8,5% paid semi-annually.

€230 million Series D Constant Maturity Swap (“CMS”) Linked securities issued on 16 February 2005 carrying a preferred dividend rate of 6% until 16 February 2010 and thereafter of the difference of the 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding have been lent to NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 31-year maturity. For the Bank, these loans are disclosed in Note 34 “Other borrowed funds”.

On 3 January 2012, the Bank announced a voluntary tender offer (the “Offer”) for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding Ltd. Based upon the aggregate nominal amounts of the securities validly tendered for purchase pursuant to the Offer, the Bank has determined that the final aggregate nominal amount of each series accepted for purchase is as follows:

Securities	Purchase price	Aggregate nominal amount accepted for purchase pursuant to the Offer		Aggregate nominal amount not held by the Bank after the settlement date(1)
Series A	45%		€52		€58
Series B	45%		€34		€40
Series C	45%	USD	48	USD	39
Series D	45%		€31		€37
Series E	45%	GBP	39	GBP	17

(1) For each series, determined as the aggregate nominal outstanding amount of the relevant series less (i) Securities purchased by the Bank prior to the commencement of the relevant Offer and (ii) Securities purchased by the Bank pursuant to the relevant Offer.

The settlement date for the purchase by the Bank of the preferred securities that were validly tendered was 19 January 2012 and the purchase was funded by existing liquidity reserves of the Bank.

Subsequent to the Offer, the Bank proceeded in the acquisition of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €4 million of series A, B and D, GBP 8 million of series E and USD 0.1 million of series C.

On 23 May 2013, the Bank announced the results of the Tender Offer, which commenced on 8 May 2013 and expired on 22 May 2013, for the buy back of up to the total amount of the five different series of preferred securities non-cumulative non-voting (hybrid instruments) issued by our subsidiary NBG Funding Limited and guaranteed on a subordinated basis by the Bank. Based on the total nominal values of the securities, which were offered in the Tender Offer, the Bank has calculated that the final amount of the total nominal values accepted for repurchase is as follows:

Securities	Purchase price	Aggregate nominal amount accepted for purchase pursuant to the Offer		Aggregate nominal amount not held by the Bank after the settlement date(1)
Series A	40%		€37		€19
Series B	40%		€20		€18
Series C	40%	USD	25	USD	14
Series D	40%		€13		€22
Series E	40%	GBP	1	GBP	9

(1) For every series, the defined as the current total nominal value of the relevant Series less (a) the Titles that have been purchased by the Bank before the commencement of the Tender Offer and (b) the Titles that have been purchased by the Bank according to the Tender Offer.

Notes to the Financial Statements

Group and Bank

The profit that resulted from the buy back of the hybrid instruments for the Group and the Bank amounted to €55 million.

The expiration deadline for the repurchase of the securities in offer by the Bank was 27 May 2013. The repurchase was funded by the Bank’s own existing funds.

Furthemore, the Bank proceeded in the acquisition of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €2 million of series A, B and D.

	Series A	Series E	Series B	Series C	Series D	Total
	Innovative preferred securities		Non- innovative preferred securities
At 1 January 2012	110	67	74	67	68	386
Purchases	(54)	(56)	(35)	(37)	(32)	(214)
31 December 2012 & 1 January 2013	56	11	39	30	36	172
Purchases	(38)	(1)	(20)	(19)	(13)	(91)
Foreign exchange rate differences	—	—	—	(1)	—	(1)
31 December 2013	18	10	19	10	23	80

NOTE 43:                  Dividends

In accordance with article 1, par. 3 of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

In accordance with article 4 of Law 4063/2012 (GG A’ 71), for the year 2011, banks participating in the plan were allowed to distribute dividends only in the form of shares. However, these could not be treasury shares.

There were no distributable funds available by the end of 2012. Therefore the Repeat General Meeting of the Bank’s shareholders held on 12 July 2013 took no decision on dividend distribution.

NOTE 44:                  Cash and cash equivalents

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Cash and balances with central banks	2,456	1,613	1,596	675
Due from banks	974	910	1,187	1,416
Trading securities	715	1,433	715	1,433
Investment securities	110	211	—	—
Total	4,255	4,167	3,498	3,524

NOTE 45:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the year ended 31 December 2013 and 2012 and the significant balances outstanding at 31 December 2013 and 2012 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2.6% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €6 million as of 31 December 2013 (2012: €6 million).

The list of the members of the Board of Directors of the Bank is presented under Note 1:  General information.

As at 31 December 2013, loans, deposits and letters of guarantee, at Group level, amounted to €88 million, €12 million and €16 million respectively (2012: €86 million, €8 million and €16 million

Notes to the Financial Statements

Group and Bank

respectively), whereas the corresponding figures at Bank level amounted to €87 million, €4 million and €16 million (2012: €86 million, €3 million and €16 million respectively).

Total compensation to related parties amounted to €16 million (2012: €17 million) for the Group and to €5 million (2012: €8 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Assets	8	8	3,799	3,992
Liabilities	35	47	4,151	3,410
Letters of guarantee, contingent liabilities and other off balance sheet accounts	8	17	3,156	2,976

	12 month period ended		12 month period ended
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Interest, commission and other income	34	11	129	176
Interest, commission and other expense	8	8	201	276

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 December 2013, amounted to €582 million (2012: €501 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2013, amounted to €134 million and €62 million respectively (2012: €111 million and €40 million respectively).

d. Transactions with HFSF

In the context of Law 3864/2008 regarding the recapitalization of the Greek banks and subject to a pre-subscription agreement, the HFSF, which is considered by the Bank to be a related party as defined in IAS 24, had contributed an amount of €9,756 million EFSF bonds as an advance for the participation in the Bank’s planned share capital increase.

The share capital increase was completed in June 2013 and an amount of €1,079 million was covered by private investors. The HFSF contribution in the share capital increase eventually amounted to €8,677 million and the excess amount out of the advance was returned to the HFSF. Furthermore, the Bank paid €90 million to HFSF as underwriting fees.

Subsequent to the recapitalization of the Greek banks, the HFSF as at 31 December 2013, controls Eurobank and therefore this bank is also considered to be related party to the Bank. As at 31 December 2013, the outstanding transactions with the above mentioned bank was conducted under the normal course of business and comprised deposits and placements.

Following the acquisition by the Bank of “selected” assets and liabilities of FBB and the decision of the Bank of Greece 13/7.11.2013 which finalised the valuation of the transferred assets and liabilities of FBB and determined the difference (funding gap) to €457 million, the HFSF covered the aforesaid difference by contributing to the Bank EFSF bonds of nominal value equal to the funding gap. The fair value of the EFSF bonds amounted to €462 million (see Note 46:  Acquisitions, disposals and other capital transactions for further details).

Following the acquisition by the Bank of “selected” assets and liabilities of Probank and the decision of the Bank of Greece with its decision 15/30.12.2013 which finalised the valuation of the transferred assets and liabilities of Probank and determined the difference (funding gap) to €563 million, the HFSF covered the aforesaid difference by contributing to the Bank cash equal to the funding gap (see Note 46:  Acquisitions, disposals and other capital transactions for further details).

Note 45: Related Parties, pg 147

Finally, following the publication by the Bank of Greece of the capital requirements of the Greek banking sector, the HFSF reaffirmed via a press release issued on 6 March 2014, that “The HFSF stands ready to provide its capital support, as might be required, in order to ensure the stability of the Hellenic financial system as provided in the HFSF’s founding act.”

NOTE 46:                  Acquisitions, disposals and other capital transactions

Acquisition / deemed disposal of Eurobank Ergasias S.A. (“Eurobank”)

On 5 October 2012, NBG announced a voluntary share exchange offer (the “Tender Offer”) to acquire all the outstanding ordinary registered shares, with a par value of 2.22 Euro per share, issued by Eurobank at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the HCMC on 10 January 2013 and completed on 15 February 2013. As of the date of completion of the Tender Offer on 15 February 2013, 84.4% of Eurobank’s shareholders had tendered their shares pursuant to the Tender Offer. As a result 271 million new NBG ordinary shares were issued, as described above. The fair value of these shares issued as the consideration paid for the Eurobank shares acquired amounted to €273 million and was based on the closing price of NBG’s share on the ATHEX on 15

Notes to the Financial Statements

Group and Bank

February, 2013. The related acquisition costs amounted to €17 million.

On 28 March, 2013, the Bank of Greece sent letters to the Bank and Eurobank, stating that each bank would have to proceed with the recapitalization which would have to be completed by the end of April 2013 and requesting them to proceed to the relevant necessary actions. On 1 April 2013, the Bank, jointly with Eurobank, sent to the Bank of Greece a letter requesting a formal extension for the recapitalization to 20 June 2013. In this letter, the Bank stated that an extension would allow the Bank adequate time to complete the merger with Eurobank and proceed with the recapitalization as a combined entity. This request was not approved by the Bank of Greece.

On 7 April 2013, the Bank of Greece announced that the recapitalization process for the four major banks (NBG, Eurobank, Alpha Bank and Piraeus Bank ) would proceed. On 8 April, 2013, the Bank and Eurobank issued a press release stating that the two banks, in agreement with the institutional authorities, would be recapitalized fully and independently of one another. Accordingly, the merger process was suspended.

On 22 April 2013, Eurobank’s board of directors announced that it would propose at the general shareholders meeting on 30 April 2013, that all rights be issued without offering preemptive rights to the existing shareholders. On 30 April 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the HFSF completed on 31 May 2013, led to the Bank’s shareholding in Eurobank being reduced to 1.2%, with the HFSF having full voting rights for the Eurobank shares it acquired. In any case, according to the applicable Greek legislation, the shares owned by the HFSF in both banks (regardless whether the 10% of private sector participation during the recapitalization was achieved or not) bear full voting rights (article 7a par. 1 Greek Law 3864/2010) with respect to the approval of significant corporate actions, such as the merger procedure, and hence NBG cannot complete the merger with Eurobank without a consenting vote by the HFSF.

As a result of the above, the Bank’s investment in Eurobank is accounted for as an AFS investment.

Given the above extremely rare events, Management, based on the provisions of paragraph 19 of IAS 1 “Presentation of Financial Statements”, assessed that for the period from 15 February to 31 May 2013, the accounting treatment which reflected more faithfully the substance of the transaction for the Group was to account for the investment in Eurobank at cost less any impairment charge, instead of including it under the provisions of IFRS 3 “Business combinations”, IAS 27 “Consolidated and Separate Financial Statements” and IFRS 5 “Non-current assets held for sale and discontinued operations”. In the latter case, Eurobank would have been fully consolidated for a very short period, affecting the financial performance and the cash flows of the Group and hence the annual financial statements for the period ended 31 December 2013 would have been misleading to the users due to the fact that after deconsolidation, the Group classifies Eurobank as an AFS investment.

Management believes that the above is in accordance with the section “Qualitative characteristics of financial statements” of the Framework for the Preparation and Presentation of Financial Statements, which states that the qualitative characteristics that make the information provided in the financial statements useful to users are understandability, relevance, reliability and comparability. In addition, paragraph 35 of the same section states that the information included in the financial statements is necessary to be accounted for and presented in accordance with their substance and economic reality and not merely their legal form. The substance is that Eurobank, following its recapitalization, is controlled by the HFSF and the participation interest of the Bank is 1.2%. Therefore, the inclusion of Eurobank in the annual financial statements of the Group for a short period of time, would make it more difficult for users to understand the financial results of the Group. Furthermore, it would not assist them in their decision making and the information would not reflect the substance of the specific transaction, considering all the events that occurred in relation to this transaction.

Moreover, due to the fact that the investment in Eurobank was “deemed disposed” and classified as an AFS investment in the second quarter 2013, the departure from the aforementioned standards does not have an impact on the consolidated shareholders’ equity of the NBG Group and on the consolidated profit for the period attributable to shareholders of the NBG Group other than in the reallocation of the results of Eurobank to the specific income statement items to which they pertain, which is not considered material.

Considering all the above, Management believes that the annual financial statements are in accordance with all the applicable IFRSs, except for those stated above. The departure from these standards has taken place in order for the annual financial statements of the Group to achieve a fair presentation of the financial position as at 31 December 2013, and the related statements of income and comprehensive income, changes in equity and the cash flow for the period ended 31 December 2013.

Acquisition of KARELA S.A.

On 15 February 2013 NBG Pangaea REIC acquired 100% of the share capital and obtained control of KARELA S.A. which is the owner of an office building superstructure of total gross area 29,900 sq.m. on a plot of total area 35,670 sq.m. located in Paiania Attica. The building at the date of acquisition was already leased to a third party. The consideration paid amounted to €56 million in cash. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of business of NBG Pangaea REIC in order to increase its presence in the real estate market. The consideration transferred was less than the fair value of the net assets of the subsidiary acquired and a gain of €355 thousand was recognised directly in the income statement to “Net other expenses”.

The following table summarises the fair value of assets and liabilities acquired of KARELA S.A. as of the date of acquisition which is the 15 February 2013.

15.02.2013
ASSETS
Due from banks	3
Investment property	122
Other assets	1
Total assets	126

LIABILITIES
Due to banks	55
Derivative financial instruments	4
Other liabilities	10
Total liabilities	69
Net assets	57

Source: Unaudited financial information

Notes to the Financial Statements

Group and Bank

The acquisition of “selected” assets and liabilities of First Business Bank (“the FBB”) and Probank S.A. (“Probank”)

On 10 May 2013 the Bank, acquired, free of any consideration, selected “healthy” assets and liabilities of FBB which is under special liquidation following the decision 10/1/10.05.2013 of the Bank of Greece Resolution Measures Committee.

On 26 July 2013 the Bank acquired, free of any consideration, selected “healthy” assets and liabilities of Probank which is under special liquidation following the decision 12/1/26.7.2013 of the Bank of Greece Resolutions Measures Committee.

As the Bank acquired FBB’s and Probank’s network of 19 and 112 branches, respectively, with the personnel and operations, that is customers transactions, deposits and loans, each transaction is considered as an acquisition of an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Bank, therefore meets the definition of a business combination of IFRS 3 “Business combinations”.

The following tables summarises the fair value of assets acquired, liabilities assumed, as determined by the Bank, and the non-controlling interest at the acquisition date of FBB and Probank:

FBB	10.05.2013
ASSETS
Due from banks (Central Bank included)	46
Loans and advances to customers	779
Investment securities	58
Property and equipment	8
Other assets	49
Fair value of EFSF bonds received from HFSF (funding gap)	462
Total assets	1,402

LIABILITIES
Due to banks (Central Bank included)	309
Due to customers	1,066
Other liabilities	4
Total liabilities	1,379
Negative goodwill	23

The gross contractual amounts of loans and advances to customers, at the acquisition date, amounted to €1,093 million. At the acquisition date the amount not expected to be collected was €314 million.

The Bank of Greece with its decision 13/7.11.2013 finalised the valuation of the transferred assets and liabilities of FBB and determined the difference (funding gap) to €457 million. HFSF covered the aforesaid difference by contributing to the Bank EFSF bonds of nominal value equal to the funding gap. The fair value of the EFSF bonds amounted to €462 million. The gain “negative goodwill” of €23 million, which is calculated as the difference between the fair value of the transferred assets and liabilities at the acquisition date and the fair value of EFSF bonds received, was recognised directly in the income statement within the “Net other income /(expenses)” line item.

	26.07.2013
Probank	Group	Bank
ASSETS
Cash and balance with central bank	60	60
Due from banks	22	22
Loans and advances to customers	2,152	2,188
Investment securities	240	240
Investment in subsidiaries	—	20
Property and equipment	30	9
Other assets	148	99
Cash received from HFSF (funding gap)	563	563
Total assets	3,215	3,201

LIABILITIES
Due to banks	18	4
Due to customers	2,983	2,988
Other liabilities	26	22
Non-controlling interest	3	—
Total liabilities & non-controlling interest	3,030	3,014
Negative goodwill	185	187

The gross contractual amounts of loans and advances to customers, at the acquisition date, amounted to €2,447 million. At the acquisition date, the amount not expected to be collected was €422 million.

The Bank of Greece with its decision 15/30.12.2013 finalised the valuation of the transferred assets and liabilities of Probank and determined the difference (funding gap) to €563 million. HFSF covered the aforesaid difference by contributing to the Bank cash equal to the funding gap. The gain “negative goodwill” of €185 million, which is calculated as the difference between the fair value of the transferred assets and liabilities at the acquisition date and the cash received, was recognised directly in the income statement within the “Net other income /(expenses)” line item.

Partial disposal of investment in NBG Pangaea REIC

On 25 November 2013, the Bank, after obtaining the consent of the HFSF and approval by the European Commission’s Directorate General for Competition (“DG Comp”), agreed with Invel Real Estate (Netherlands) II BV to transfer a 66% participation interest out of the 100% held in subsidiary NBG Pangaea REIC at current valuations (NAV) for a total consideration of €653 million, of which €74 million relates to contribution in kind (property of fair value €68 million and receivables of fair value €6 million).

On 30 December 2013, after obtaining the approval of all regulatory authorities (including HCMC & HFSF), the above transaction was completed. NBG retains a 34% stake in NBG Pangaea REIC, maintaining control through a shareholders’ agreement.

This resulted in an increase in non-controlling interests of €629 million and an increase in equity attributable to NBG Shareholders of €24 million.

In the twelve-month period of 2012, the following transactions took place:

On 15 March 2012, the Bank acquired 10,2% of Banca Romaneasca from European Bank for Reconstruction and Development (“EBRD”) through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to €26 million.

As of 1 July 2012, the foreign branch of NBG in Albania, became a subsidiary under the name Banka NBG Albania Sh.a. in which the Bank participates with 100%.

Notes to the Financial Statements

Group and Bank

On 27 September 2012, the Bank fully subscribed the share capital increase of Ethniki Hellenic General Insurance S.A. for the amount of €500 million.

On 4 October 2012, ASTIR Palace Vouliagmenis SA established ASTIR Marina Vouliagmenis SA, a wholly owned subsidiary.  The capital contributed amounted to €5 million.

On 19 October 2012 NBG Leasing IFN increased its share capital by RON 67 million. Banca Romaneasca participated in the share capital increase with a cancellation of the pre-emptive rights of NBG which was the sole shareholder. After this capital increase, Banca Romaneasca possesses 93.57% of the share capital of the company.

On 29 October 2012 Interlease E.A.D., Sofia, acquired through foreclosure proceedings 100% of the share capital of “Hotel Perun — Bansco” EOOD. The fair value of the company was estimated to BGN 12 million.

On 16 November 2012, Finansbank disposed of its 100% subsidiary Finans Consumer Finance for TL 4 million.

As of 31 December 2012, Finansbank acquired 32.86% of Finans Investment Trust for total consideration of TL 6 million.

As of 31 December 2012, Finansbank acquired 4.61% of Finans Leasing for total consideration of TL 22 million.

On 9 November 2012, the disposal of 51.0% of shares of Finans Pension was finalized, a subsidiary of Finansbank, to Cigna Nederland Gamma B.V. for a consideration of TL203 million. Finansbank retained the remaining 49.0% and it was agreed to operate Finans Pension through a formation of a 51.0% / 49.0% Joint Venture. The total consideration received and the gain on disposal of Finans Pension are analyzed as follows:

Consideration received in cash	83
Consideration receivable	5
Total cash consideration	88
Fair value of interest retained	104

Analysis of assets and liabilities over which control was lost

ASSETS
Due from other banks	42
Financial assets at fair value through profit or loss and investment securities	18
Insurance operations assets and receivables	23
Other assets	3
Total assets	86

LIABILITIES
Insurance reserves and liabilities from insurance operations	48
Current income taxes	2
Other liabilities	6
Total liabilities	56

Net assets derecognised	30

Gain on disposal of Finans Pension

Total cash consideration	88
Plus: Fair value of interest retained	104
Less: Net assets derecognised	(30)
Less: Expenses	(5)
Gain	157

Net cash inflow on disposal of Finans Pension

Consideration received in cash	83
Less: Cash and cash equivalents balances disposed of	(42)
Net cash inflow	41

The portion of the gain attributed to the investment retained in the former subsidiary amounted to €89 million and was determined as follows:

Fair value of interest retained (49%)	104
Less: 49% of net assets derecognized (30,100 x 49%)	(15)
Portion of gain	89

The movement of the bank’s investments in subsidiaries is presented below:

	Bank
	2013	2012

Balance at the beginning of the period	8,907	8,461
Acquisition of additional interest/ share capital increase in existing subsidiaries	109	587
Disposals	(425)	—
Mergers and divestments of operations	—	57
Impairment charge	(120)	(198)
Non-current assets held for sale	(262)	—
Balance at the end of the period	8,209	8,907

The impairment charge recognized in 2013 relates mainly to the cost of investment in CPT Investments Ltd of €70 million, in Banca Romaneasca of €23 million, in Mortgage Touristic Protypos S.A. of €14 million, and in S.A.B.A. of €12 million.

The impairment charge recognized in 2012 relates mainly to the cost of investment in Vojvodjanska Banka of €153 million and Banca Romaneasca of €44 million.

Non-current assets held for sale include the acquisition cost of Astir Palace Vouliagmenis S.A. and Grand Hotel Summer Palace S.A. For more information please refer to Note 30:  Non-current assets held for sale and liabilities associated with assets held for sale.

The acquisition of additional interest / share capital increase in existing subsidiaries include the following:

	Bank
	2013	2012
Acquisition of Probank & FBB subsidiaries	20	—
Share capital increase in NBG Pangaea REIC	68	—
Share capital increase of SPEs	17	37
Share capital increase in Ethniki Hellenic General Insurance S.A.	—	500
Share capital increase in NBG Leasing S.A.	—	43
Share capital increase in The South African Bank of Athens Ltd (S.A.B.A.)	—	7
Other	4	—
Total	109	587

Notes to the Financial Statements

Group and Bank

NOTE 47:                  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.12.2013	31.12.2012	31.12.2013	31.12.2012

NBG Securities S.A. (**)	Greece	2009 -2013	100.00%	100.00%	100.00%	100.00%
Ethniki Kefalaiou S.A. (**)	Greece	2010 -2013	100.00%	100.00%	100.00%	100.00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009 -2013	100.00%	100.00%	81.00%	81.00%
Ethniki Leasing S.A. (**)	Greece	2010 -2013	100.00%	100.00%	93.33%	93.33%
NBG Property Services S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2010 -2013	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A. (**)	Greece	2010 -2013	100.00%	100.00%	99.70%	99.70%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2013	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010 -2013	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.	Greece	2010-2013	70.00%	70.00%	—	—
National Insurance Brokers S.A.	Greece	2010-2013	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (**) (5)	Greece	2006-2013	85.35%	85.35%	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(5)	Greece	2012-2013	85.35%	85.35%	—	—
Grand Hotel Summer Palace S.A.(5)	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethnodata S.A. (**)	Greece	2010 - 013	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2013	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2013	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A. (**)	Greece	2010 -2013	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC(3)	Greece	—	34.00%	100.00%	34.00%	100.00%
Karela S.A.	Greece	2010-2013	34.00%	—	—	—
FB Insurance Agency Inc (2)	Greece	2012-2013	99.00%	—	99.00%	—
Probank M.F.M.C (**)	Greece	2010-2013	100.00%	—	95.00%	—
Profinance S.A. (**)	Greece	2010-2013	100.00%	—	99.90%	—
Probank Leasing S.A. (**)	Greece	2011-2013	84.71%	—	84.52%	—
Probank Insurance Brokers S.A. (**)	Greece	2010 -2013	99.98%	—	99.90%	—
Anthos Properties S.A. (**)	Greece	2009 -2013	100.00%	—	100.00%	—
Finansbank A.S. (*)	Turkey	2008 & 2010-2013	99.81%	99.81%	82.23%	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2013	98.78%	98.78%	29.87%	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2008-2013	99.81%	99.81%	0.20%	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2008-2013	99.81%	99.81%	0.01%	0.01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2008-2013	81.26%	87.36%	5.30%	5.30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2008-2013	99.81%	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring) (*)	Turkey	2009-2013	99.81%	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) (*)	Turkey	—	50.90%	—	—	—
NBG Malta Holdings Ltd	Malta	2006-2013	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2013	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2013	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2004-2013	99.92%	99.92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2013	99.93%	99.93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2013	99.91%	99.91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2013	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2008-2013	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2013	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013	100.00%	—	—	—
NBG Securities Romania S.A.	Romania	2008-2013	100.00%	100.00%	73.12%	73.12%
Banca Romaneasca S.A.	Romania	2008-2013	99.28%	99.28%	99.28%	99.28%
NBG Factoring Romania IFN S.A. (4)	Romania	—	—	99.28%	—	—
NBG Leasing IFN S.A.	Romania	2008-2013	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2013	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013	100.00%	—	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2013	100.00%	100.00%	100.00%	100.00%

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.12.2013	31.12.2012	31.12.2013	31.12.2012
NBG Leasing d.o.o. Belgrade	Serbia	2004-2013	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2013	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2013	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2007-2013	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2013	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2013	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2013	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2013	100.00%	100.00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2012-2013	99.74%	99.74%	94.39%	94.39%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2004-2013	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2004-2013	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2004-2013	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2013	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2013	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds	U.K.	2004-2013	100.00%	100.00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2013	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2013	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2013	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2013	100.00%	100.00%	100.00%	100.00%
CPT Investments Ltd(2)	Cayman Islands	—	100.00%	100.00%	100.00%	100.00%
Nash S.r.L.	Italy	2009-2013	34.00%	—	—	—
Banka NBG Albania Sh.a.	Albania	2012-2013	100.00%	100.00%	100.00%	100.00%

(*) % of participation includes the effect of put and call option agreements.

(**) The financial years 2011 and 2012 were audited and 2013 is currently being audited by the external auditor. The tax audit certificates of years 2011 and 2012 were issued, whereas 2011 will be considered final for tax audit purposes on 30 April 2014 and 2012 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

(3) On 30 December 2013, the Bank transfered to Invel Real Estate (Netherlands) II BV, 66% of its participation in NBG Pangaea REIC (see Note 46:  Acquisitions, disposals and other capital transactions).

(4) The liquidation was completed in December 2013.

(5) ASTIR Palace Vouliagmenis S.A., ASTIR Marina Vouliagmenis S.A. and Grand Hotel Summer Palace S.A. have been reclassified to Non-current assets held for sale (see Note 30).

NOTE 48:                  Independent auditor’s fees

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for the years ended 31 December 2013 and 2012. The following table presents the aggregate fees for professional audit services and other services rendered by the Group’s principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., which is a member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), other member firms of DTTL and their respective affiliates (collectively, “Deloitte.”).

	Group		Bank
	2013	2012	2013	2012
Audit fees	5	5	2	2
Audit-related fees	2	2	2	1
Total	7	7	4	3

Notes to the Financial Statements

Group and Bank

NOTE 49:                  Events after the reporting period

On 23 July 2013, NBG Pangaea REIC won a bid for the acquisition from HRADF, of a commercial property of a total area of 888 sq. m., located at 19 Ermou Street, Athens, Greece for a consideration of €6 million. The acquisition process was finalised on 3 February 2014.

On 18 October 2013, NBG Pangaea REIC was announced by HDRAF as the successful bidder for the acquisition of one of the two portfolios in the framework of the sale and leaseback transaction. The portfolio consists of 14 assets (11 properties are located in Attica, 2 properties in Thessaloniki and 1 property in Evros). The properties will be leased by the Hellenic Republic for 20 years. The total area of the properties amounts to approximately 200 thousand sq.m., out of which approximately 134 thousand sq.m. are above ground area and approximately 66 thousand sq.m. are basement. The consideration for the acquisition of the portfolio amounts to €116 million. In order for the transaction to be concluded the approval of the Court of Audit was required and eventually granted with the decision communicated to NBG Pangaea REIC on 19 March 2014. The transaction is expected to be concluded in the next few months.

NOTE 50:                  Reclassifications of financial assets

The following table presents the carrying amount by nature of security, as at 31 December 2013 of the financial instruments that have been reclassified during 2008 and 2010 and are still held by the Bank and the Group:

	Group			Bank
31 December 2012	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	861	861	—	861	861
Sovereign bonds (other than GGBs)	17	—	17	—	—	—
Debt securities issued by Greek financial institutions	24	57	81	4	2	6
Debt securities issued by foreign financial institutions	15	—	15	6	—	6
Debt securities issued by Greek corporate entities	—	57	57	—	—	—
Debt securities issued by foreign corporate entities	7	—	7	—	—	—
Equity securities	16	—	16	9	—	9
Mutual funds	3	—	3	—	—	—
Total	82	975	1,057	19	863	882

The information presented below refers to reclassifications of financial instruments:

Group

In 2013, the Group reclassified €617 million bonds from available-for-sale into held to maturity because it now intends to hold these bonds until maturity.

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2013, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €975 million. The market value of these securities is €371 million. During the period ended 31 December 2013, €19 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 December 2013 would have been higher by €4 million (€3 million net of tax), and the available-for-sale securities reserve, net of tax, would have been higher by €69 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2013, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently is €82 million. The market value of these securities is €72 million. During the period ended 31 December 2013, €2 million of interest income and €1 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 December 2013 would have been higher by €10 million (€9 million net of tax), and the available-for-sale securities reserve would have been lower by €9 million.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2013, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €863 million. The market value of these securities is €267 million. During the period ended 31 December 2013, €13 million of interest income and were recognised. Had these securities not been reclassified the available-for-sale securities reserve would have been higher by €60 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 31 December 2013, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently, is €19 million. The market value of these securities is €17 million. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 31 December 2013 would have been higher by €5 million and the available-for-sale securities reserve would have been lower by €3 million.

Notes to the Financial Statements

Group and Bank

NOTE 51:                  Restatements of items in the financial statements

Restatement of Income Statement for the period ended 31 December 2012

As of 1 January 2013 the amended IAS 19 “Employee benefits” is retrospectively applicable. Based on the Group’s assessment, the loss for the period ended 31 December 2012 was reduced by €13 million and €10 million for the Group and the Bank, respectively, and other comprehensive income for the year then ended reduced by €54 million and €34 million for the Group and the Bank, respectively (1 January 2012: decrease in other comprehensive income by €114 million and €111 million for the Group and the Bank, respectively) with the corresponding adjustments recognised in the retirement benefit obligation and deferred income tax liabilities/assets. This net effect mainly related to the following adjustments, including their income tax effects: a) full recognition of actuarial losses through other comprehensive income and increase in the net liability; b) immediate recognition of past service costs in profit or loss and a decrease in the net liability and c) reversal of the difference between the gain arising from the expected rate of return on pension plan assets and the discount rate through other comprehensive income.  Therefore, the statement of financial position, the income statement, the statement of comprehensive income and the statement of cash flows were restated as follows:

Statement of Financial Position

	Group			Bank
		31.12.2012			31.12.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements
Deferred tax assets	1,297	1,298	(1)	—	—	—
Total assets	104,798	104,799	(1)	—	—	—

Deferred tax liabilities	80	84	(4)	—	—	—
Retirement benefit obligations	388	230	158	328	193	135
Total liabilities	106,840	106,686	154	81,869	81,734	135
Reserves and retained earnings	(11,748)	(11,593)	(155)	(13,393)	(13,258)	(135)
Equity attributable to NBG shareholders	(2,284)	(2,129)	(155)	(3,930)	(3,795)	(135)
Non-controlling interests	70	70	—	—	—	—
Total equity	(2,042)	(1,888)	(154)	(3,930)	(3,795)	(135)
Total equity and liabilities	104,798	104,799	(1)	77,939	77,939	—

Income Statement

	Group			Bank
	12 month period ended 31.12.2012			12 month period ended 31.12.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Personnel expenses	(1,380)	(1,393)	13	(793)	(803)	10
Loss before tax	(1,973)	(1,986)	13	(3,015)	(3,025)	10
Loss for the period	(2,131)	(2,144)	13	(2,926)	(2,936)	10
NBG equity shareholders	(2,127)	(2,140)	13	(2,926)	(2,936)	10
Losses per share - Basic and diluted	(10.62)	(10.68)	0.06	(15.41)	(15.46)	0.05

Statement of Comprehensive Income

	Group			Bank
	12-month period ended 31.12.2012			12-month period ended 31.12.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Loss for the period	(2,131)	(2,144)	13	(2,926)	(2,936)	10
Re-measurement of the net defined benefit liability, net of tax	(54)	—	(54)	(34)	—	(34)
Other comprehensive income / (expense) for the period	573	627	(54)	174	208	(34)
Total comprehensive expense for the period	(1,558)	(1,517)	(41)	(2,752)	(2,728)	(24)
NBG equity shareholders	(1,555)	(1,514)	(41)	(2,752)	(2,728)	(24)

Notes to the Financial Statements

Group and Bank

Cash Flow Statement

	Group			Bank
	12-month period ended 31.12.2012			12-month period ended 31.12.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Loss before tax	(1,973)	(1,986)	13	(3,015)	(3,025)	10
Non-cash items included in income statement and other adjustments:	3,228	3,241	(13)	2,597	2,607	(10)
Provision for employee benefits	20	33	(13)	7	17	(10)
Net cash from / (for) operating activities	(2,765)	(2,765)	—	(1,981)	(1,981)	—

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2013 TO 31 DECEMBER 2013

(Published in accordance with article 135 of Law 2190/1920, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS) (amounts in milion EURO)

Company Information
Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	20 March 2014
Certified Public Accountant - Auditor:	Manos Pelidis (RN SOEL 12021), Beate Randulf (RN SOEL 37541)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Independent Auditor’s Report:	Unqualified opinion
Issue date of Auditor’s report:	31 March 2014
Website:	www.nbg.gr

Statement of Financial Position (Consolidated and Standalone)

	Group		Bank
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
		As restated		As restated
ASSETS
Cash and balances with central banks	5,910	4,500	2,195	1,213
Due from banks (net)	2,847	4,318	3,478	4,195
Financial assets at fair value through profit or loss	3,087	5,429	2,411	5,006
Derivative financial instruments	3,671	3,693	2,581	3,380
Loans and advances to customers (net)	67,250	69,135	46,327	47,000
Available for sale investment securities	4,285	5,215	908	1,046
Held to maturity investment securities	1,237	356	902	1,030
Loans and receivables investment securities	11,955	2,744	11,660	2,464
Investment property	535	280	—	—
Investments in subsidiaries	—	—	8,209	8,907
Equity method investments	143	159	7	7
Goodwill, software & other intangible assets	1,709	2,138	111	134
Property & equipment	1,755	1,969	263	331
Deferred tax assets	2,409	1,297	2,189	1,085
Insurance related assets and receivables	721	636	—	—
Current income tax advance	441	371	435	340
Other assets	2,754	2,558	2,259	1,801
Non-current assets held for sale	221	—	262	—
Total assets	110,930	104,798	84,197	77,939

LIABILITIES
Due to banks	27,897	33,972	26,473	33,287
Derivative financial instruments	3,029	4,770	2,559	4,373
Due to customers	62,876	58,722	45,290	40,908
Debt securities in issue	2,199	2,385	810	600
Other borrowed funds	1,607	1,386	102	205
Insurance related reserves and liabilities	2,404	2,460	—	—
Deferred tax liabilities	53	80	—	—
Retirement benefit obligations	530	388	487	328
Current income tax liabilities	46	48	—	—
Other liabilities	2,406	2,629	2,093	2,168
Liabilities associated with non-current assets held for sale	9	—	—	—
Total liabilities	103,056	106,840	77,814	81,869

SHAREHOLDERS’ EQUITY
Share capital	2,073	6,138	2,073	6,138
Share premium account	11,975	3,326	11,972	3,325
Less: treasury shares	(2)	—	—	—
Reserves and retained earnings	(6,935)	(11,748)	(7,662)	(13,393)
Equity attributable to NBG shareholders	7,111	(2,284)	6,383	(3,930)

Non-controlling interests	683	70	—	—
Preferred securities	80	172	—	—
Total equity	7,874	(2,042)	6,383	(3,930)

Total equity and liabilities	110,930	104,798	84,197	77,939

Statement of Changes in Equity (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
		As restated		As restated
Balance at beginning of period	(2,042)	(367)	(3,930)	(1,177)
Changes during the period:
Total comprehensive income / (expense), net of tax	(361)	(1,558)	643	(2,752)
Share capital increase / (decrease) / Share premium	4,584	—	4,582	—
Dividends declared	—	(3)	—	—
(Purchases) / disposals of treasury shares	(2)	—	—	—
Other changes	5,695	(114)	5,088	(1)

Balance at end of period	7,874	(2,042)	6,383	(3,930)

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted,  as well as the auditor’s report.

The Board of Directors

Georgios P. Zanias	Non-Executive Member - Chairman of the BoD
Alexandros G. Tourkolias	Executive Member - Chief Executive Officer
Petros N. Christodoulou	Executive Member - Deputy Chief Executive Officer
Stavros A. Koukos	Non-Executive Member
Efthymios C. Katsikas	Non-Executive Member
Dimitrios N. Afendoulis	Independent Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Maria A. Frangista	Independent Non-Executive Member
Panagiotis - Aristeidis A. Thomopoulos	Independent Non-Executive Member
Spyridon J. Theodoropoulos	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative
Charalampos A. Makkas	Hellenic Financial Stability Fund representative

Statement of Comprehensive Income (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
		As restated		As restated
Interest and similar income	5,520	6,230	2,517	3,080
Interest expense and similar charges	(2,363)	(2,865)	(1,069)	(1,412)
Net interest income	3,157	3,365	1,448	1,668

Fee and commission income	793	776	237	231
Fee and commission expense	(264)	(281)	(236)	(264)
Net fee and commission income / (expense)	529	495	1	(33)

Earned premia net of reinsurance	530	695	—	—
Net claims incurred	(463)	(564)	—	—
Earned premia net of claims and commissions	67	131	—	—

Net trading income / (loss) and results from investment securities	(95)	(431)	(169)	(687)
Net other income / (expense)	113	(33)	592	(108)
Total income	3,771	3,527	1,872	840

Personnel expenses	(1,530)	(1,380)	(915)	(793)
General, administrative and other operating expenses	(811)	(733)	(339)	(319)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(206)	(209)	(88)	(92)
Amortis. & write offs of intang. assets recognised on business combinations	(20)	(22)	—	—
Finance charge on put options of non-controlling interests	(5)	(5)	(5)	(5)
Credit provisions and other impairment charges	(1,373)	(2,966)	(1,026)	(2,483)
Impairment of Greek government bonds	—	(187)	—	(163)
Share of profit / (loss) of equity method investments	(5)	2	—	—
Profit/(loss) before tax	(179)	(1,973)	(501)	(3,015)
Tax benefit / (expense)	986	(158)	1,119	89
Profit / (loss) for the period, net of tax (A)	807	(2,131)	618	(2,926)
Attributable to:
Non-controlling interests	(2)	(4)	—	—
NBG equity shareholders	809	(2,127)	618	(2,926)

Other comprehensive income/(expense), net of tax (B)	(1,168)	573	25	174
Total comprehensive income/(expense), net of tax (A+B)	(361)	(1,558)	643	(2,752)

Attributable to:
Non-controlling interests	(5)	(3)	—	—
NBG equity shareholders	(356)	(1,555)	643	(2,752)

Earnings/(losses) per share (Euro) - Basic and Diluted:	€0.6226	€(10.6177)	€0.4453	€(15.4072)

Statement of Cash Flows (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2013	31.12.2012	31.12.2013	31.12.2012
		As restated		As restated
Net cash flows from / (used in):
Operating activities	(1,074)	(2,765)	(2,536)	(1,981)
Investing activities	105	2,469	1,374	(595)
Financing activities	1,201	183	1,172	(826)
Net increase / (decrease) in cash and cash equivalents in the period	232	(113)	10	(3,402)
Effect of foreign exchange rate changes on cash and cash equivalents	(144)	9	(36)	(10)
Total cash inflows / (outflows) for the period	88	(104)	(26)	(3,412)
Cash and cash equivalents at beginning of period	4,167	4,271	3,524	6,990
Conversion of branch to subsidiary	—	—	—	(54)
Cash and cash equivalents at end of period	4,255	4,167	3,498	3,524

Notes

1) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2012 financial statements. Details are included in Note 2 of the annual financial statements as of 31.12.2013.

2) The Bank has been audited by the tax authorities up to and including the year 2008. The financial years 2009 and 2010 are currently being audited by the tax authorities whereas the financial years 2011 and 2012 were audited and 2013 is currently being audited by the independent auditor of the Bank. The unaudited tax years of the subsidiary companies of the Group fully consolidated and associated are reflected in Notes 47 & 24 of the annual financial statements as of 31.12.2013.

3) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Bank and the Group.  As of 31.12.2013, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €70 million and €60 million respectively, and b) for other risks €35 million and €3 million respectively.

4) The number of Group and Bank employees as of 31.12.2013 was 37.591 and 12.527 respectively (31.12.2012: 34.881 and 11.493 respectively).

5) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies and joint ventures of the Group, as of 31.12.2013, amounted to €8 million, €35 million, €34 million, €8 million and €8 million respectively. The corresponding balances and transactions with subsidiaries, associated companies and joint ventures of the Bank as of 31.12.2013 were €3.799 million, €4.151 million, €129 million, €201 million and €3.156 million. Loans, deposits, letters of guarantee and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as of 31.12.2013, to €88 million, €12 million, €16 million and €16 million respectively and for the Bank alone the corresponding amounts amounted to €87 million, €4 million, €16 million and €5 million. The total receivables of the Group and the Bank from the employee benefits related funds as of 31.12.2013, amounted to €582 million. The total payables of the Group and the Bank to the employee benefits related funds as of 31.12.2013, amounted to €134 million and €62 million respectively. During 2012 under the recapitalization plan, HFSF contributed €9.756 million EFSF bonds to the Bank as an advance for the participation in the Bank’s share capital increase that was completed in June 2013. The HFSF contribution in the share capital increase eventually amounted to €8.677 million and an amount of €1.079 million was covered by private investors. Furthermore, the Bank paid €90 million to HFSF as underwriting fees. Following the acquisition of “selected” assets and liabilities of FBB the HFSF has already contributed to the Bank as an advance EFSF bonds of nominal value amounting to €457 million.  Finally, following the acquisition of “selected” assets and liabilities of PROBANK by the Bank, the HFSF cover the funding gap which was amounted to €563 million.

6) Acquisitions, disposals & other capital transactions:

(a) On 16.1.2013, the assets and liabilities of Astir Palace Vouliagmenis S.A. and its subsidiary Astir Marina Vouliagmenis S.A. were reclassified in “Non-current assets held for sale” in accordance with the decision of NBG and the agreement with the Hellenic Republic Asset Development Fund S.A. (“HRADF”), following the decision to launch a tender for the sale of the companies. On 10.2.2014 the Bank announced the Preferred Investor. Approval by the HRADF on the above nominations was also granted on 13.2.2014.

(b) As of 15.2.2013 NBG acquired 84,4% of Eurobank share capital by a voluntary share exchange offer. The fair value of the shares issued as the consideration paid for the Eurobank shares acquired amounted to €273 million. On 22.4.2013, Eurobank’s Board of Directors decided to increase the share capital and to propose to the extraodinary general shareholders meeting on 30.4.2013 the abolition of the preemptive rights of the existing shareholders and the full coverage of the share capital increase by the HFSF. The above proposal of Board of Directors to the extraodinary general shareholders meeting was approved on 30.4.2013. The recapitalization of Eurobank through the HFSF completed on 31.5.2013 and lead to our shareholding in Eurobank being reduced to 1,2%, with the HFSF having full voting rights for the Eurobank shares it acquired and our investment in Eurobank was classified as AFS investment.

(c) On 15.2.2013, NBG PANGAEA Reic acquired 100% of KARELA S.A. which owns a building in Paiania in Attica, for €56 million.

(d) On 10.05.2013 the Bank acquired, free of any consideration, the “healthy” assets and liabilities of FBB which is under special liquidation following the decision 10/10.5.2013 of the Bank of Greece Resolution Measures Committee.

(e) On 26.7.2013 the Bank acquired, free of any consideration, the “healthy” assets and liabilities of Probank which is under special liquidation following the decision 12/26.7.2013 of the Bank of Greece Resolution Measures Committee.

(f) On 30.12.2013 was completed the transfer of 66% of the shares of PANGAEA REIC from the Bank to Invel Real Estate (Netherlands) II BV for a total consideration of €653 million. The Bank retained a 34% stake in NBG Pangaea REIC and maintain control through a shareholders’ agreement. The above transaction resulted in an increase in non-controlling interests of €629 million and an increase in equity attributable to NBG Shareholders of €24 million.

(g) Within December 2013 the bank entered into a binding agreement to dispose of its 100% participation on its subsidiary Grand Hotel Summer Palace S.A. The disposal will be completed upon the fulfillment of certain conditions. Based on the above, the assets and liabilities of Grand Hotel Summer Palace S.A. were reclassified in “Non-current assets held for sale and discontinued operations”. Details for the above transactions are included in Notes 30 & 46 of the annual financial statements as of 31.12.2013.

7) Included in Notes 24 & 47 of the annual financial statements as of 31.12.2013, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company. As of 31.12.2013 the following changes occurred in the Groups’ structure:

(a) Fully consolidated: From 15.2.2013 is included our subsidiary KARELA S.A. On 10.5.2013 NBG International Holdings B.V. proceeded to the establishment of ARC Management Two EAD— SPV in Bulgaria, a wholly owned subsidiary which is included in the Group. On 28.5.2013 NBG International Holdings B.V. and NBG (Malta) Holdings Limited proceeded to the establishment of ARC Management One SRL— SPV in Romania, a wholly owned subsidiary which is included in the Group. On 10.5.2013 the Bank acquired, through the acquisition of “healthy” assets and liabilities the business of FBB, in which included and the 99% of voting rights of FB Insurance Agency Inc. which is under liquidation. On 26.7.2013 the Bank acquired, through the acquisition of “healthy” assets and liabilities the business of PROBANK in which included the following voting rights of five subsidiaries of PROBANK: Probank M.F.M.C. 100%, Profinance S.A. 100%, Probank Leasing S.A. 84,71%, Probank Insurance Brokers S.A. 99,98% and Anthos Properties S.A. 100%. As of 30.9.2013 E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) is included as subsidiary and from 23.12.2013 Nash SrL is included in the financial statements as subsidiary.

(b) There are no entities exempted from the annual financial statements as of 31.12.2013.

(c) There have been no changes in the method of consolidation since the previous annual financial statements.

8) “Other comprehensive income for the period, net of tax” of the Group, in the current period, is comprised of €(91) million relating to the movement of available for sale investments reserve, €(1.150) million relating to currency translation differences, €36 million relating to net cash flow hedge and €37 million relating to the remeasurement of the net defined benefit liability / asset. The corresponding amounts for the Bank for the first three cases are NIL while for the forth is €25 million.

9) As of 31.12.2013, the Group held 397.655 treasury shares with acquisition cost of €2 million approximately, while the Bank did not hold any treasury shares.

10) Other events:

(a) At its meeting of 22.2.2013 the Bank’s Board of Directors confirmed the Increase of the share capital arising from the acquisition of Eurobank. As a result the Bank’s share capital increased by €271 million by issuing 270.510.718 ordinary shares with nominal value of €1,0 per share. The fair value of these shares issued as the consideration paid for Eurobank amounted to €273 million and was based on the closing price of Bank’s share on the ATHEX on 15.2.2013.

(b) On 29.4.2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the ordinary shares at a ratio of 10 existing shares of €1,00 per share for 1 new share of €10,00 per share.  Furthermore, in the same meeting it is approved the reduction in the nominal value from €10,00 per share to €0,30 per share as per article 4 para 4a of the Company Law 2190/1920, with the formation of a special reserve of an equal amount. Moreover, they approved the share capital increase by €9.756 million in the context of recapitalization of the banks. On 19.6.2013 the Board of Directors certified that €1.079 million was covered in cash by investors and €8.677 million by HFSF through the contribution of EFSF bonds.

(c) On 3.7.2013, following the tender offer of 31.5.2013, was completed by the Bank the repurchase and the settlement of 12.360.169 ADSs for USD155 million.

(f) On 6 March 2014, the Bank of Greece informed NBG regarding its capital shortfall amounting to €2,2 billion, arising from the stress test which incorporated the results from the BlackRock exercise.

11) Certain amounts in prior period have been reclassified to conform to the current presentation.

The revised IAS 19 “Employee Benefits” applies from 1.1.2013 with retrospective application. As a consequence certain amounts for the comparative period and for the previous fiscal year were restated as follows:

For the previous fiscal year at a Group level the loss after tax and after the non controlling interest share decreased by €13 million, the comprehensive income / (expense) after tax decreased by €(41) million and the Equity attributable to NBG shareholders decreased by €(155) million while at a Bank level the loss after tax decreased by €10 million while the comprehensive income / (expense) after tax and the Equity attributable to NBG shareholders decreased by €(24) million and €(135) million respectively.

Details related to the above and restatements are included in Note 51 “Restatements of items in the financial statements” of the annual financial statements as of 31.12.2013.

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER
GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

Information required by article 10 of Law 3401/2005, article 10

Information required by article 10 of Law 3401/2005

Reference Table to the information required by Law 3401/2005, article 10.

The Corporate announcements of the year 2013 are available on the web site of the Bank.

The Group > Press Office > Press Releases

Subject	Date
Announcement	04-Jan-2013
Voluntary tender offer of National Bank of Greece S.A. to the shareholders of Eurobank Ergasias S.A.	11-Jan-2013
Corporate Announcement - Astir Vouliagmenis	16-Jan-2013
Voluntary tender offer by National Bank of Greece S.A. to the shareholders of Eurobank Ergasias S.A. Announcement of results	18-Feb-2013
Announcement: Reduction in share capital by reducing the nominal value of the share	18-Feb-2013
Press Release 21.02.2013	21-Feb-2013
Announcement of Greek law 3461/2006 - Timetable of the Voluntary Tender Offer	21-Feb-2013
Announcement regarding partial coverage and certification of payment of share capital increase	22-Feb-2013
Announcement - Commencement of trading of shares resulting from the Bank’s share capital increase	25-Feb-2013
NBG-Eurobank transactions free of charge	05-Mar-2013
Announcement National Bank of Greece S.A.	08-Mar-2013
Launch of Integration Steering Committee	08-Mar-2013
Announcement regarding expression of interest by Fairfax Holdings	13-Mar-2013
Clarification regarding expression of interest by Fairfax Holdings	15-Mar-2013
Commencement of merger process	19-Mar-2013
Announcement Date & Time of Full Year 2012 Results	19-Mar-2013
NBG Group: Full - Year results 2012	27-Mar-2013
Process of Astir Palace Vouliagmeni	01-Apr-2013
Announcement	08-Apr-2013
Press Release	10-Apr-2013
Extraordinary General Meeting 19 April 2013 Draft resolutions - Board Remarks on the Meeting’s agenda	10-Apr-2013
Invitation Extraordinary General Meeting of Shareholders Friday, 19 April 2013, 13:00	10-Apr-2013
Procedure of the Share Capital Increase	12-Apr-2013
Press Release	15-Apr-2013
BoD member Resignation	16-Apr-2013
Press Release regarding NBG’s recapitalization	18-Apr-2013
Update regarding the Extraordinary General Meeting of Shareholders of NBG	19-Apr-2013
Update regarding the 1st Repeat General Meeting of Shareholders of NBG	24-Apr-2013
Announcement	26-Apr-2013
Board’s Revised Draft resolutions—Board remarks on the Meeting’s agenda Extraordinary General Meeting 19 April 2013 and any repeat meetings (25/4/2013)	26-Apr-2013
Update regarding the resolutions of the 2nd Repeat General Meeting of shareholders of National bank of Greece	29-Apr-2013
Results of Voting at the Bank’s 2nd Repeat General Meeting of Shareholders of 29/4/2013	01-May-2013
ASTIR PALACE VOULIAGMENIS S.A.	02-May-2013
Announces Tender Offers for Five series of non-cumulative guaranteed	08-May-2013
NBG Absorbs healthy Assets and Liabilities of FBB	11-May-2013
NBG Board Decision — Determining Issue Price	20-May-2013
NBG receives CR INDEX 2012 award for its corporate responsibility performance	21-May-2013
Cut Off Date and Subscription Period	22-May-2013
NBG ANNOUNCEMENT REGARDING REVERSE SPLIT OF ITS SHARES	22-May-2013
Announcement Date & Time of 1st Quarter 2013 Results	23-May-2013
NATIONAL BANK OF GREECE S.A. ANNOUNCES RESULTS OF ITS TENDER OFFERS	23-May-2013
NBG Group: Q1 2012 results	24-May-2013
Cash Tender Offer for ADSs representing Preference Shares Series A, traded in USA	31-May-2013
INVITATION TO THE BANK’S ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, 27 JUNE 2013, AT 12:00 HOURS	03-Jun-2013
Draft resolutions — Board remarks on the Meeting’s agenda	03-Jun-2013
Announcement on the Subscription of the Share Capital Increase	13-Jun-2013
NBG successfully covers rights issue	14-Jun-2013
Announcement	17-Jun-2013
Announcement	21-Jun-2013

Subject	Date
ADMISSION FOR TRADING OF THE NEW SHARES AND WARRANTS ARISING FROM THE SHARE CAPITAL INCREASE OF NATIONAL BANK OF GREECE — SPECIFIC FEATURES OF THE WARRANTS	25-Jun-2013
TERMS OF LISTING AND CHARACTERISTS OF THE TITLES REPRESENTING SHARES OWNERSHIP RIGHTS (WARRANTS)	26-Jun-2013
Update regarding the Annual General Meeting of Shareholders of NBG	27-Jun-2013

NBG S.A. ANNOUNCES RESULTS OF ITS CASH TENDER OFFER FOR UP TO 22,500,000 OF THE OUTSTANDING 25,000,000 AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE OF ITS NON-CUMULATIVE PREFERENCE SHARES, SERIES A, NOMINAL VALUE €0.30 PER SH

01-Jul-2013
Disclosure of significant changes in voting rights pursuant to Law 3556/2007.	04-Jul-2013
Disclosure of significant changes in voting rights pursuant to Law 3556/2007	04-Jul-2013
Chief Financial Officer	10-Jul-2013
Resolutions of the Repeat AGM of NBG	12-Jul-2013
NBG Best Bank in Greece 2013	15-Jul-2013
Results of Voting at the Bank’s Repeat General Meeting of Shareholders held on 12 July 2013	31-Dec-1899
Announcement	19-Jul-2013
Press Release	26-Jul-2013
Announcement Date & Time of 2nd Quarter 2013 Results	14-Aug-2013
NBG Group H1 2013 results	29-Aug-2013
Press Release	26-Sep-2013
ANNOUNCEMENT REGARDING SALE OF OUTSTANDING FRACTIONAL BALANCES ARISING FROM THE TENDER OFFER SUBMITTED BY NBG ON 05.10.2012 TO THE SHAREHOLDERS OF EUROBANK ERGASIAS S.A	03-Oct-2013
Announcement.	09-Oct-2013
Announcement.	09-Oct-2013
International award to National Bank of Greece: “Best Developed Market Bank in Greece”	17-Oct-2013
ANNOUNCEMENT - APPROACHING DEADLINE FOR COLLECTION OF NBG SHARE DIVIDEND 2007	20-Nov-2013
Announcement Date for 9-month 2013 Results	22-Nov-2013
Sale of a 66% stake in NBG Pangaea	25-Nov-2013
Four binding offers for Astir Palace Vouliagmenis S.A. submitted by Greek and international investors	26-Nov-2013
NBG Group: 9M 2013 results	27-Nov-2013
Submission of improved binding offers for “Astir Palace Vouliagmenis S.A.”	04-Dec-2013
JERMYN STREET REAL ESTATE FUND IV LP submitted the highest bid for Astir Palace Vouliagmenis S.A.	09-Dec-2013
Operational integration of former Probank into NBG	09-Dec-2013
Announcement	11-Dec-2013
PROCESS REGARDING THE EXERCISE OF TITLES REPRESENTING SHARE OWNERSHIP RIGHTS (WARRANTS) AND THE SETTLEMENT OF PARTICIPATION ORDERS	16-Dec-2013
Communication Elements EU-wide Transparency Exercise 2013	16-Dec-2013
SMALL AND MEDIUM SIZED ENTERPRISES : CLEAR SIGNS OF RECOVERY IN THE BUSINESS CLIMATE	17-Dec-2013
Award for NBG’s 2012 Corporate Social Responsibility Report	27-Dec-2013

Availability of the Annual Financial Report

Availability of the Annual Financial Report

The Annual Financial Report, which includes:

•                  Certifications by the Members of the Board of Directors

•                  The Board of Directors’ Report

•                  The Independent Auditor’s Report

•                  The Annual Financial Statements of the Group and the Bank

•                  Summary Financial Data

•                  Reference Table to the information required by Law 3401/2005, article 10 is available on the website address: http://www.nbg.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: March 31st, 2014

Chief Executive Officer